恒隆地產
HANG LUNG PROPERTIES

Our Ref: SO-031-2007/HLPL

07020916

SUPPL

2nd February, 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

PROCESSED
FEB 12 2007
THOMSON FINANCIAL

Ladies and Gentlemen:

**Re: Hang Lung Properties Limited**
**Rule 12g3-2(b) Exemption**
**File No. 82-3410**

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Hang Lung Properties Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on 30th October, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities under Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (001-852) 2879-0111 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed stamped envelope.

../2

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Velencia Lee
Company Secretary

Encl.

VL/ESL/ll

**File No. 82-3410**

Annex A to Letter to the SEC
dated 2nd February, 2007 of
Hang Lung Properties Limited

**The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption has been granted.**

| **Description of Document** | | **Check if Enclosed** |
|---|---|---|
| Title: | Return of Allotments | |
| Date: | for the period from 3rd January, 2006 to 6th January, 2006 | |
| Entity Requiring: | Companies Registry under Companies Ordinance of Hong Kong | √ |
| Title: | Monthly Return on Movement of Listed Equity Securities | |
| Date: | as of 31st January, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |
| Title: | Return of Allotments | |
| Date: | for the period from 2nd February, 2006 to 20th February, 2006 | |
| Entity Requiring: | Companies Registry under Companies Ordinance of Hong Kong | √ |
| Title: | Notification of Change of Share Capital Structure | |
| Date: | as of 2nd February, 2006 | |
| Entity Requiring: | Companies Registry under Companies Ordinance of Hong Kong | √ |
| Title: | Notification of Meeting of Board of Directors at which: (i) an interim dividend is declared; or (ii) a recommendation to do so is made; or (iii) any announcement relating to profits or losses is to be approved for publication | |
| Date: | as of 9th February, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |
| Title: | Notification of Change of Share Capital Structure | |
| Date: | as of 15th February, 2006 | |
| Entity Requiring: | Companies Registry under Companies Ordinance of Hong Kong | √ |
| Title: | Notification of Change of Share Capital Structure | |
| Date: | as of 17th February, 2006 | |
| Entity Requiring: | Companies Registry under Companies Ordinance of Hong Kong | √ |

| | | |
|---|---|---|
| Title: | Notification of Change of Share Capital Structure | |
| Date: | as of 20th February, 2006 | |
| Entity Requiring: | Companies Registry under Companies Ordinance of Hong Kong | √ |
| Title: | Interim Results Announcement Form | |
| Date: | as of 21st February, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |
| Title: | Enclosing soft copy of Press Announcement of Interim Results | |
| Date: | as of 21st February, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |
| Title: | Press Announcement of Interim Results | |
| Date: | as of 21st February, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |
| Title: | Notification of Closure of Books | |
| Date: | as of 22nd February, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |
| Title: | Return of Allotments | |
| Date: | for the period from 23rd February, 2006 to 8th March, 2006 | |
| Entity Requiring: | Companies Registry under Companies Ordinance of Hong Kong | √ |
| Title: | Notification of Change of Share Capital Structure | |
| Date: | as of 23rd February, 2006 | |
| Entity Requiring: | Companies Registry under Companies Ordinance of Hong Kong | √ |
| Title: | Monthly Return on Movement of Listed Equity Securities | |
| Date: | as of 28th February, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |
| Title: | Notification of Change of Share Capital Structure | |
| Date: | as of 2nd March, 2006 | |
| Entity Requiring: | Companies Registry under Companies Ordinance of Hong Kong | √ |
| Title: | Confirmation of No Subsequent Alteration on Announcement of Interim Results | |
| Date: | as of 10th March, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |

| | | |
|---|---|---|
| Title: | Enclosing CD-ROM for Publication of Interim Report on Stock Exchange's website | |
| Date: | as of 16th March, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |
| Title: | Return of Allotments | |
| Date: | as of 17th March, 2006 | |
| Entity Requiring: | Companies Registry under Companies Ordinance of Hong Kong | √ |
| Title: | Return of Allotments | |
| Date: | for the period from 28th March, 2006 to 10th April, 2006 | |
| Entity Requiring: | Companies Registry under Companies Ordinance of Hong Kong | √ |
| Title: | Interim Report 2005-2006 | |
| Date: | for the half year ended 31st December, 2005 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |
| Title: | Notification of Change of Share Capital Structure | |
| Date: | as of 28th March, 2006 | |
| Entity Requiring: | Companies Registry under Companies Ordinance of Hong Kong | √ |
| Title: | Monthly Return on Movement of Listed Equity Securities | |
| Date: | as of 31st March, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |
| Title: | Notification of Change of Share Capital Structure | |
| Date: | as of 10th April, 2006 | |
| Entity Requiring: | Companies Registry under Companies Ordinance of Hong Kong | √ |
| Title: | Return of Allotments | |
| Date: | as of 20th April, 2006 | |
| Entity Requiring: | Companies Registry under Companies Ordinance of Hong Kong | √ |
| Title: | Monthly Return on Movement of Listed Equity Securities | |
| Date: | as of 30th April, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |
| Title: | Return of Allotments | |
| Date: | for the period from 2nd May, 2006 to 3rd May, 2006 | |
| Entity Requiring: | Companies Registry under Companies Ordinance of Hong Kong | √ |
| Title: | Notification of Change of Share Capital Structure | |
| Date: | as of 2nd May, 2006 | |
| Entity Requiring: | Companies Registry under Companies Ordinance of Hong Kong | √ |

| | | |
|---|---|---|
| Title: | Enclosing soft copy of Announcement re Compulsory Conversion of Convertible Preference Shares into Ordinary Shares | |
| Date: | as of 24th May, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |
| Title: | Announcement re Compulsory Conversion of Convertible Preference Shares into Ordinary Shares | |
| Date: | as of 24th May, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |
| Title: | Return of Allotments | |
| Date: | for the period from 30th May, 2006 to 9th June, 2006 | |
| Entity Requiring: | Companies Registry under Companies Ordinance of Hong Kong | √ |
| Title: | Monthly Return on Movement of Listed Equity Securities | |
| Date: | as of 31st May, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |
| Title: | Notification of Change of Share Capital Structure | |
| Date: | as of 9th June, 2006 | |
| Entity Requiring: | Companies Registry under Companies Ordinance of Hong Kong | √ |
| Title: | Return of Allotments | |
| Date: | as of 26th June, 2006 | |
| Entity Requiring: | Companies Registry under Companies Ordinance of Hong Kong | √ |
| Title: | Notification of Change of Share Capital Structure | |
| Date: | as of 26th June, 2006 | |
| Entity Requiring: | Companies Registry under Companies Ordinance of Hong Kong | √ |
| Title: | Enclosing soft copy of Announcement re Completion of Compulsory Conversion of Convertible Preference Shares into Ordinary Shares | |
| Date: | as of 26th June, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |
| Title: | Announcement re Completion of Compulsory Conversion of Convertible Preference Shares into Ordinary Shares | |
| Date: | as of 26th June, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |
| Title: | Corporate Substantial Shareholder Notices | |
| Date: | as of 26th June, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance) | √ |
| Title: | Corporate Substantial Shareholder Notice | |
| Date: | as of 30th June, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance) | √ |

Title: Monthly Return on Movement of Listed Equity Securities
Date: as of 30th June, 2006
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) √

Title: Director's/Chief Executive's Notices
Date: as of 7th July, 2006
Entity Requiring: Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance) √

Title: Return of Allotments
Date: for the period from 11th July, 2006 to 17th July, 2006
Entity Requiring: Companies Registry under Companies Ordinance of Hong Kong √

Title: Director's/Chief Executive's Notices
Date: as of 12th July, 2006
Entity Requiring: Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance) √

Title: Corporate Substantial Shareholder Notices
Date: as of 14th July, 2006
Entity Requiring: Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance) √

Title: Notification of Meeting of Board of Directors at which:
(i) a final dividend is declared; or
(ii) a recommendation to do so is made; or
(iii) any announcement relating to profits or losses is to be approved for publication
Date: as of 25th July, 2006
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) √

Title: Monthly Return on Movement of Listed Equity Securities
Date: as of 31st July, 2006
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) √

Title: Undertaking of Exercising Repurchases Power pursuant to the Repurchase Mandate
Date: as of 7th August, 2006
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) √

Title: Enclosing draft Notice of AGM/Repurchase Mandate/Amendment to Articles of Association for approval
Date: as of 7th August, 2006
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) √

| | | |
|---|---|---|
| Title: | Checklist on Notification Requirements of Issuers' Purchasing their Own Shares on the Stock Exchange | |
| Date: | as of 7th August, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |
| Title: | Final Results Announcement Form | |
| Date: | as of 21st August, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |
| Title: | Enclosing soft copy of Press Announcement of Final Results | |
| Date: | as of 21st August, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |
| Title: | Press Release of Annual Results Announcement | |
| Date: | as of 21st August, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |
| Title: | Notification of Closure of Books | |
| Date: | as of 24th August, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |
| Title: | Return of Allotments | |
| Date: | as of 30th August, 2006 | |
| Entity Requiring: | Companies Registry under Companies Ordinance of Hong Kong | √ |
| Title: | Monthly Return on Movement of Listed Equity Securities | |
| Date: | as of 31st August, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |
| Title: | Return of Allotments | |
| Date: | for the period from 11th September, 2006 to 20th September, 2006 | |
| Entity Requiring: | Companies Registry under Companies Ordinance of Hong Kong | √ |
| Title: | Monthly Return on Movement of Listed Equity Securities | |
| Date: | as of 30th September, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |
| Title: | Enclosing soft copy of Notice of Annual General Meeting | |
| Date: | as of 11th October, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |
| Title: | Press Announcement of Notice of Annual General Meeting | |
| Date: | as of 11th October, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |

Title: Enclosing soft copy of Proxy Form
Date: as of 17th October, 2006
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) √

Title: Proxy Form
Date: as of 17th October, 2006
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) √

Title: Enclosing soft copy of Circular re: Notice of Annual General Meeting, Repurchase Mandate and Amendment to Articles of Association
Date: as of 17th October, 2006
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) √

Title: Circular re: Notice of Annual General Meeting and Repurchase Mandate
Date: as of 17th October, 2006
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) √

Title: Enclosing soft copy of 2005/06 Annual Report
Date: as of 17th October, 2006
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) √

Title: 2005/06 Annual Report
Date: for the year ended 30th June, 2006
Entity Requiring Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) √

Title: Monthly Return on Movement of Listed Equity Securities
Date: as of 31st October, 2006
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) √

Title: Requesting for Suspension of Trading from 10:00 a.m. on 7th November, 2006
Date: as of 7th November, 2006
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) √

Title: Requesting for Resumption of Trading from 9:30 a.m. on 8th November, 2006
Date: as of 7th November, 2006
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) √

Title: Enclosing soft copy of Press Announcement for Placing of existing shares and subscription for new shares by Hang Lung Group Limited in Hang Lung Properties Limited
Date: as of 7th November, 2006
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) √

| | | |
|---|---|---|
| Title: | Announcement on Placing of existing shares and subscription for new shares by Hang Lung Group Limited in Hang Lung Properties Limited | |
| Date: | as of 7th November, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |
| Title: | Two Corporate Substantial Shareholder Notices | |
| Date: | as of 7th November, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance) | √ |
| Title: | Checklist on Issue of Securities under General Mandate Announcement re Announcement on Placing of existing shares and subscription for new shares by Hang Lung Group Limited in Hang Lung Properties Limited | |
| Date: | as of 8th November, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |
| Title: | Formal Application (For Equity Securities) re Placing of existing shares and subscription for new shares by Hang Lung Group Limited in Hang Lung Properties Limited | |
| Date: | as of 9th November, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |
| Title: | Return on Movement of Listed Equity Securities | |
| Date: | for the period ended 9th November, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |
| Title: | Three Corporate Substantial Shareholder Notices | |
| Date: | for the period ended 9th November, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance) | √ |
| Title: | Year 2006 Annual Return | |
| Date: | as of 9th November, 2006 | |
| Entity Requiring: | Companies Registry under Companies Ordinance of Hong Kong | √ |
| Title: | Statement of Particulars of Subsidiaries | |
| Date: | as at 30th June, 2006 | |
| Entity Requiring: | Companies Registry under Companies Ordinance of Hong Kong | √ |
| Title: | Statement of Particulars of Shareholdings in Non-subsidiary Companies | |
| Date: | as at 30th June, 2006 | |
| Entity Requiring: | Companies Registry under Companies Ordinance of Hong Kong | √ |
| Title: | Enclosing soft copy of press announcement of Annual General Meeting - Poll Results | |
| Date: | as of 9th November, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |

| | | |
|---|---|---|
| Title: | Press Announcement of Annual General Meeting - Poll Results | |
| Date: | as of 9th November, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |

| | | |
|---|---|---|
| Title: | Notification of Change of Share Capital Structure | |
| Date: | as of 9th November, 2006 | |
| Entity Requiring: | Companies Registry under Companies Ordinance of Hong Kong | √ |

| | | |
|---|---|---|
| Title: | Reprinted Memorandum and Articles of Association | |
| Date: | as of 9th November, 2006 | |
| Entity Requiring: | Companies Registry under Companies Ordinance of Hong Kong | √ |

| | | |
|---|---|---|
| Title: | Special Resolutions | |
| Date: | as of 9th November, 2006 | |
| Entity Requiring: | Companies Registry under Companies Ordinance of Hong Kong | √ |

| | | |
|---|---|---|
| Title: | Return of Allotments | |
| Date: | as of 9th November, 2006 | |
| Entity Requiring: | Companies Registry under Companies Ordinance of Hong Kong | √ |

| | | |
|---|---|---|
| Title: | Return of Allotments | |
| Date: | for the period from 13th November, 2006 to 23rd November, 2006 | |
| Entity Requiring: | Companies Registry under Companies Ordinance of Hong Kong | √ |

| | | |
|---|---|---|
| Title: | Enclosing letter together with the following documents re Placing of existing shares and subscription for new shares by Hang Lung Group Limited in Hang Lung Properties Limited<br>i) certified copy of the board minutes authorising the allotment and issue of relevant shares<br>ii) copy of confirmation letter issued by share registrars<br>iii) declaration form<br>iv) statements showing the receipt of the cleared funds re issue of the subscription shares together with the Company's instructions for the relevant fund remittance | |
| Date: | as of 16th November, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |

| | | |
|---|---|---|
| Title: | Five Director's/Chief Executive's Notices - Interests in Shares of Listed Corporation | |
| Date: | as of 20th November, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance) | √ |

| | | |
|---|---|---|
| Title: | Two Director's/Chief Executive's Notices - Interests in Shares of Associated Corporation | |
| Date: | as of 20th November, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance) | √ |

| | | |
|---|---|---|
| Title: | Enclosing letter re Extract from Minutes of AGM and Circular re: Notice of AGM and Repurchase Mandate together with Extract from Minutes of AGM | |
| Date: | as of 20th November, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |

| | | |
|---|---|---|
| Title: | Monthly Return on Movement of Listed Equity Securities | |
| Date: | as of 30th November, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |

| | | |
|---|---|---|
| Title: | Monthly Return on Movement of Listed Equity Securities | |
| Date: | as of 31st December, 2006 | |
| Entity Requiring: | Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) | √ |

CR

公司註冊處
Companies Registry

# 股份分配申報表
# Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 2970

**1 公司名稱 Company Name**

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

| | 日 DD | 月 MM | 年 YYYY |
|---|---|---|---|
| 由 From | 03 | 01 | 2006 |
| 至 To | 06 | 01 | 2006 |

**3 本次股份分配的總款額 Totals of this Allotment**

| | 貨幣單位 Currency | 款額 Amount |
|---|---|---|
| (註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable | HKD | 135,000.00 |
| 已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)] | HKD | 1,107,000.00 |

**4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)**
**Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)**

| 貨幣單位 Currency | 款額 Amount |
|---|---|
| HKD | 4,118,938,710.00 |
| | |
| | |

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Hang Lung (Secretaries) Limited

地址 Address: 26th Floor, 4 Des Voeux Road Central, Hong Kong

電話 Tel: 28790111 傳真 Fax: 28686031

電郵地址 E-mail Address:

檔號 Reference: Doc. No.: HLP0002 / Deadline: 03/02/2006

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

請勿填

Your Receipt
Companies Registry
H.K.

02/02/2006 11:05:48
Submission No.: 233023627/1
CR NO.: 0002970
Sh. Form.: SC1

| Revenue Code | Amount(HKD) |
|---|---|
| 08 | $1,107.00 |

| Receipt No. | Method | Amount(HKD) |
|---|---|---|
| 332330032080 | Chq | $1,107.00 |

Total Paid $1,107.00

## 5 本次股份分配的詳情 Details of this Allotment

### A. 現金支付的分配股份 Shares Allotted for Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| Ordinary | 135,000 | HKD 1.00 | HKD 9.20 | HKD 0.00 | HKD 8.20 | HKD 1,107,000.00 |
| | | | | | | |
| | | | | | | |

(註 Note 9) **B.** 非現金支付的分配股份 **Shares Allotted otherwise than in Cash**

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

(註 Note 10) 分配上述**(B)**項股份的代價

**Consideration for which the Shares in (B) have been Allotted**



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格
Form **SC1**

公司編號 Company Number

2970

## 6 獲分配股份者的詳情 Details of Allottee(s)

| 姓名／名稱 Name | 地址 Address | 各類別股份分配的數目 No. of Shares Allotted by Class | |
|---|---|---|---|
| | | 類別 Class | 類別 Class |
| | | Ordinary | |
| 程式榮 Robin Sik Wing CHING | 26th Floor, 4 Des Voeux Road Central, Hong Kong | 100,000 | |
| 黎鎮昌 Desmond Chun Cheong LAI | Flat 37F, Tower I, Park Towers, 1 King's Road, North Point, Hong Kong | 35,000 | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | 各類別股份分配的總數 Total Shares Allotted by Class | 135,000 | |

簽署 Signed :

姓名 Name : Robin Sik Wing CHING

~~董事 Director~~ ／ 秘書 Secretary *

日期 Date : 06/01/2006

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

**Form I**

**Monthly Return on Movement of Listed Equity Securities**
**For the month ended 31st January, 2006**

**To: The Research & Planning Department of The Stock Exchange of Hong Kong Limited**

**From : Hang Lung Properties Limited**
(Name of Company)

Esther S.M. Li — Tel No : 2879 0365
(Name of Responsible Official)

Date : 7th February, 2006

**(A) Information on Types of Listed Equity Securities:**
(please tick wherever applicable)

| | | | |
|---|---|---|---|
| 1. Ordinary shares: | ✔ | 2. Preference shares: | ✔ (Convertible Cumulative Preference Shares) |
| 3. Other classes of shares: | N/A | please specify: | |
| 4. Warrants: | N/A | please specify: | |

**(B) Movement in Authorised Share Capital:**

| | No. of ordinary shares/ Preference shares/ ~~other classes of shares~~ | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month | 5,400,000,000<br>80,000 | 1.00<br>7500.00 | 5,400,000,000.00<br>600,000,000.00 |
| Increase/(Decrease) (EGM approval date): | N/A | N/A | N/A |
| Balance at close of the month | 5,400,000,000<br>80,000 | 1.00<br>7500.00 | 5,400,000,000.00<br>600,000,000.00 |
| | | | 6,000,000,000.00 |

**(C) Movement in Issued Share Capital:**

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 3,687,103,710 | 57,560 | N/A |
| Increase/~~(Decrease)~~ during the month | 135,000 | 0 | |
| Balance at close of the month: | 3,687,238,710 | 57,560 | |

**(D) Details of Movement:**

* please delete and insert 'N/A' wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS* Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 9.20 | 25,282,000 | 0 | 135,000 | 0 | 25,147,000 | 135,000 |
| 2. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 11.85 | 400,000 | 0 | 0 | 0 | 400,000 | 0 |
| 3. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 12.35 | 1,400,000 | 0 | 0 | 0 | 1,400,000 | 0 |
| 4. Share Option Scheme expired on 21/11/2012 HK$ 11.40 | 306,000 | 0 | 0 | 0 | 306,000 | 0 |
| 5. Exercise price: HK$ | | | | | | |
| WARRANTS* Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. Subscription price: HK$ | | | | | | |
| CONVERTIBLES* Class | Units | Converted (Units) | | | Units | |
| Preference Shares Convertible price: HK$ 10.10 | 57,560 | 0 | | | 57,560 | 0 |
| OTHER ISSUES OF SHARES* | | | | | | |
| Rights Issue | Price: | Issue and allotment Date: | | | | |
| Placing | Price: | Issue and allotment Date: | | | | |
| Bonus Issue | | Issue and allotment Date: | | | | |
| Scrip Dividend | | Issue and allotment Date: | | | | |
| Repurchase of share | | Cancellation Date: | | | | |
| Redemption of share | | Redemption Date: | | | | |
| Consideration issue | Price: | Issue and allotment Date: | | | | |
| Others (please specify) | Price: | Issue and allotment Date: | | | | |
| | Total No. of ordinary shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month: | | | | | 135,000 |

Remarks: ______________________

Authorised Signatory:

Name: Esther Li

Title: Assistant Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

公司註冊處
Companies Registry

# 股份分配申報表
# Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form SC1

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

2970

**1 公司名稱 Company Name**

Hang Lung Properties Limited 恒隆地產有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

| | 日 DD | 月 MM | 年 YYYY |
|---|---|---|---|
| 由 From | 02 | 02 | 2006 |
| 至 To | 20 | 02 | 2006 |

**3 本次股份分配的總款額 Totals of this Allotment**

| | 貨幣單位 Currency | 款額 Amount |
|---|---|---|
| (註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable | HK$ | 6,756,120.00 |
| 已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)] | HK$ | NIL |

**4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)**
**Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)**

| 貨幣單位 Currency | 款額 Amount |
|---|---|
| HK$ | 4,059,544,830.00 |
| | |
| | |

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Computershare Hong Kong Investor Services Limited
地址 Address: 46/F Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

電話 Tel: 2862 8628 傳真 Fax: 2865 0990

電郵地址 E-mail Address:

檔號 Reference:

**請勿填寫本欄 For Official Use**

收件日期 RECEIVED
24-02-2006
CR 文件收發小組 Central Mail Unit

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number: 2970

## 5 本次股份分配的詳情 Details of this Allotment

### A. 現金支付的分配股份 Shares Allotted for Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| Ordinary | 6,756,120 | HK$1.00 | HK$1.00 | NIL | NIL | NIL |
| | | | | | | |
| | | | | | | |

(註 Note 9)

### B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| N/A | | | | | | |
| | | | | | | |
| | | | | | | |

(註 Note 10)

分配上述(B)項股份的代價

**Consideration for which the Shares in (B) have been Allotted**

N/A



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form SC1

公司編號 Company Number

2970

6 獲分配股份者的詳情 Details of Allottee(s)

| 姓名／名稱 Name | 地址 Address | 各類別股份分配的數目 No. of Shares Allotted by Class | |
|---|---|---|---|
| | | 類別 Class | 類別 Class |
| | | Ordinary | |
| Horsford Nominees Ltd | c/o Standard Chartered Bank (HK) Ltd, Securities Services, G P O Box 199, Hong Kong. | 321,720 | |
| Citigroup Global Markets Hong Kong Nominees Limited | 10/F, Two Harbourfront, 22 Tak Fung Street, Hung Hom, Kowloon. | 766,000 | |
| Deutsche Securities Asia Ltd | 55/F, Cheung Kong Center, 2 Queen's Road Central, Hong Kong. | 3,715,100 | |
| CITI (Nominees) Ltd | G P O Box 14, Hong Kong. | 1,187,300 | |
| HSBC Broking Securities (Hong Kong) Limited | 3/F, Hutchison House, 10 Harcourt Road, Hong Kong. | 268,100 | |
| China International Reinsurance Company Limited | 29A United Centre, 95 Queensway, Admiralty, Hong Kong. | 383,000 | |
| HSBC Private Bank (Suisse) SA | Level 13 &14, HSBC Main Building, 1 Queen's Road, Central, Hong Kong. | 114,900 | |
| | | | |
| | 各類別股份分配的總數 Total Shares Allotted by Class | 6,756,120 | |

簽署 Signed :

姓名 Name : Robin S.W. Ching

~~董事 Director~~／秘書 Secretary *

日期 Date : 23/02/2006

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

公司註冊處
Companies Registry

# 更改股本結構通知書
# Notification of Change of Share Capital Structure

(公司條例第 54(1)條)
(Companies Ordinance s. 54(1))

表格 Form **SC11**

**重要事項 Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

2970

**1 公司名稱 Company Name**

HANG LUNG PROPERTIES LIMITED

(註 Note 5) **2 更改股本結構的詳情**
**Details of Change in Share Capital Structure**

The Company redeemed 6,270 Convertible Cumulative Preference Shares of HK$7,500 each at a redemption price of HK$766 each.

**3 生效日期**
**Effective Date**

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 2nd | February | 2006 |

簽署 Signed :

姓名 Name : Robin S.W. Ching

~~董事 Director~~／秘書 Secretary *

日期 Date : 2nd February, 2006
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Hang Lung (Secretaries) Limited

地址 Address: 28/F 4 Des Voeux Road C.,
Hong Kong

電話 Tel: 2879-0365 傳真 Fax: 2868-6760

電郵地址 E-mail Address: estherli@hanglung.com

檔號 Reference:

**請勿填寫本欄 For Official Use**

收件日期 RECEIVED
23 -02- 2006
文件收發小組 Central Mail Unit

Our Ref: SO-036-2006/HLPL

9th February, 2006

Listing Division,
The Stock Exchange of
Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

**Re: Interim Results**
**For Six Months Ended 31st December, 2005**

Please be informed that a Board Meeting of our Company will be held on Tuesday, 21st February, 2006 at 10:00 a.m. to consider the results in respect of the first six months ended 31st December, 2005 and to declare the payment of an interim dividend for the year ending 30th June, 2006. You will be notified of the results and decisions as soon as possible after the meeting.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

RsC/el

COPY

CR
公司註冊處
Companies Registry

# 更改股本結構通知書
# Notification of Change of Share Capital Structure

(公司條例第 54(1)條)
(Companies Ordinance s. 54(1))

表格 Form **SC11**

**重要事項 Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

2970

**1 公司名稱 Company Name**

HANG LUNG PROPERTIES LIMITED

(註 Note 5) **2 更改股本結構的詳情**
**Details of Change in Share Capital Structure**

The Company redeemed 1,900 Convertible Cumulative Preference Shares of HK$7,500 each at a redemption price of HK$766 each.

**3 生效日期**
**Effective Date**

| 15th | February | 2006 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

簽署 Signed :

姓名 Name : Robin S.W. Ching
~~董事 Director~~／秘書 Secretary *

日期 Date : 15th February, 2006
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Hang Lung (Secretaries) Limited

地址 Address: 28/F 4 Des Voeux Road C.,
Hong Kong

電話 Tel: 2879-0365 傳真 Fax: 2868-6760

電郵地址 E-mail Address: estherli@hanglung.com

檔號 Reference:

**請勿填寫本欄 For Official Use**

收件日期 RECEIVED

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CR
公司註冊處
Companies Registry

# 更改股本結構通知書
# Notification of Change of Share Capital Structure

(公司條例第 54(1)條)
(Companies Ordinance s. 54(1))

表格 Form **SC11**

**重要事項 Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

2970

**1 公司名稱 Company Name**

HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

(註 Note 5) **2 更改股本結構的詳情**
**Details of Change in Share Capital Structure**

The Company redeemed 500 Convertible Cumulative Preference Shares of HK$7,500 each at a redemption price of HK$766 each.

**3 生效日期**
**Effective Date**

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 17 | 02 | 2006 |

簽署 Signed : [signature]

姓名 Name : Robin S.W. Ching

~~董事 Director~~／秘書 Secretary *

日期 Date : 17/02/2006
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Hang Lung (Secretaries) Limited

地址 Address: 28/F., 4 Des Voeux Road Central, Hong Kong

電話 Tel: 2879-0364 傳真 Fax: 2868-6760

電郵地址 E-mail Address: estherli@hanglung.com

檔號 Reference:

**請勿填寫本欄 For Official Use**

收件日期 RECEIVED
10 -03- 2006
CR 文件收發小組 Central Mail Unit

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CR
公 司 註 冊 處
Companies Registry

# 更改股本結構通知書
# Notification of Change of Share Capital Structure

(公司條例第 54(1)條)
(Companies Ordinance s. 54(1))

表格 Form **SC11**

重要事項 **Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

2970

**1** 公司名稱 **Company Name**

HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

(註 Note 5) **2** 更改股本結構的詳情
**Details of Change in Share Capital Structure**

The Company redeemed 150 Convertible Cumulative Preference Shares of HK$7,500 each at a redemption price of HK$766 each.

**3** 生效日期
**Effective Date**

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 20 | 02 | 2006 |

簽署 Signed：

姓名 Name ： Robin S.W. Ching
~~董事 Director~~／秘書 Secretary *

日期 Date： 20/02/2006
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

(註 Note 3) 提交人的資料 **Presentor's Reference**

姓名 Name: Hang Lung (Secretaries) Limited

地址 Address: 28/F., 4 Des Voeux Road Central, Hong Kong

電話 Tel: 2879-0364 傳真 Fax: 2868-6760

電郵地址 E-mail Address: estherli@hanglung.com

檔號 Reference:

請勿填寫本欄 **For Official Use**

收件日期 RECEIVED
10 -03- 2006
文件收發小組 Central Mail Unit

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

To : Listing of The Stock Exchange of Hong Kong Limited
Information Services of The Stock Exchange of Hong Kong Limited

**IMPORTANT NOTES:**

1) IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
2) PLEASE ENSURE ALL FIELDS ARE COMPLETED (YOU MAY FILL IN THE FIELD WITH "N/A" OR "NIL" WHERE IT IS NOT APPLICABLE) & ACCURATE WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE EXCHANGE'S SYSTEM UPON RECEIPT.
3) PLEASE SIGN AT THE BOTTOM RIGHT CORNER ON EVERY PAGES OF THIS FORM AND THE NOTES ATTACHED (IF ANY).
4) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY

From : Hang Lung Properties Limited No. of pages : 5
(Name of Company/Representative Company)

Robin Ching 2879-0370 21st February, 2006
(Responsible Official) (Contact Telephone No.) Date

Name of listed company : HANG LUNG PROPERTIES LIMITED Stock Code: 101

Year end date : 30 / 6 / 2006

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period?

[x] Yes (Note 1) [ ] No

To be published in the newspapers

[ ] Summarised results announcement [x] Full results announcement [ ] Early adoption of new disclosure requirements *(Note IV)*

Auditors' Report *(Note V)*

[ ] Qualified [ ] Modified [ ] Unqualified [x] N/A

**(FOR INTERIM/QUARTERLY RESULTS ONLY)**
Interim/~~Quarterly~~ report reviewed by
[x] Audit Committee [ ] Auditors [ ] Neither of the above

| | | (~~Audited~~ / Unaudited*) Current Period From 1/7/2005 to 31/12/2005 ( HK$'million ) | (~~Audited~~ / Unaudited*) Last Corresponding Period from 1/7/2004 to 31/12/2004 ( HK$'million )*(restated)* |
|---|---|---|---|
| Turnover *(Note I)* | : | 2,296.2 | 5,088.0 |
| Profit /(~~Loss~~) from Operations *(Note II)* | : | 1,300.2 | 2,137.7 |
| Finance cost | : | ( 186.7 ) | ( 100.7 ) |
| Share of Profit / (Loss) of Associates | : | - | - |
| Share of Profit / (~~Loss~~) of Jointly Controlled Entities | : | 43.6 | 12.0 |
| Profit / (~~Loss~~) after Taxation & MI | : | 1,615.6 | 1,603.3 |
| % Change over Last Period | : | +0.8 % | |

*** Please delete as appropriate.**

.../2

| | | | | | |
|---|---|---|---|---|---|
| EPS / (~~LPS~~) (Ordinary Share) (Note 2) | | | | | |
| - Basic *(in Dollars)* | : | $0.439 | | $0.479 | |
| - Diluted *(in Dollars)* | : | $0.436 | | $0.476 | |
| Extraordinary ("ETD") Gain / (Loss) | : | - | | - | |
| Profit / (~~Loss~~) after ETD Items | : | 1,615.6 | | 1,603.3 | |
| ~~1st Quarter~~ / Interim / ~~3rd Quarter~~ /~~Final~~ * Dividend per Ordinary Share | : | 13¢ | | 13¢ | |
| (specify if with other options) | : | Nil | | Nil | |
| B / C Dates for ~~1st Quarter~~ / Interim /~~3rd Quarter / Final~~ * Ordinary Dividend | : | 29/03/2006 | to | 31/03/2006 | bdi. |
| Payable Date | : | 21/04/2006 | | | |
| B / C Dates for (________) General Meeting | : | N/A | to | | bdi. |
| Other Distribution for Current Period | : | Nil | | | |
| *(Note III)* | | | | | |
| B / C Dates for Other Distribution | : | Nil | to | | bdi |

*** Please delete as appropriate.**

For and on behalf of
HANG LUNG PROPERTIES LIMITED

Signature : ____________________
Printed Name : Robin Ching
Title : Secretary

Any description or an explanatory note *(Notes V & VI)* attached?

[x] Yes (Number of pages attached: 3)

[ ] No

## HANG LUNG PROPERTIES LIMITED

*Notes*

1. Basis of preparation

The unaudited interim financial statements have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" ("HKAS 34") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the applicable disclosure provisions of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgments, estimates and assumption that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

The interim financial statements have been prepared in accordance with the same accounting policies adopted in the annual financial statements for the year ended 30 June 2005 except for those changes following the Group's adoption of the new and revised Hong Kong Financial Reporting Standards ("HKFRSs"), including HKASs and relevant Interpretations ("HKAS-INTs" and "HK-INTs") which took effect on 1 July 2005. The changes in accounting policies, which have significant impacts on the Group's financial statements are summarised as follows:

(a) HKFRS 3 "Business Combinations"

In prior years, positive goodwill arising on or after 1 July 2001 was amortised on a straight line basis over its estimated useful life and was subject to impairment testing when there were indications of impairment. Negative goodwill which arose on or after 1 July 2001 was amortised over the weighted average useful life of the depreciable/amortisable non-monetary assets acquired, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases it was recognised in the income statement as those expected losses were incurred. Positive and negative goodwill which arose prior to 1 July 2001, was taken directly to capital reserves in accordance with the transitional provisions set out in the Statement of Standard Accounting Practice 30 "Business Combinations".

With effect from 1 July 2005, in accordance with HKFRS 3 "Business Combinations" and HKAS 36 "Impairment of Assets", the Group no longer amortises positive goodwill. Such goodwill is tested for impairment. Impairment losses are recognised when the carrying amount of the cash generating units to which the goodwill has been allocated exceeds its recoverable amount. Negative goodwill is recognised immediately in the income statement as it arises.

This change in accounting policy has been adopted prospectively from 1 July 2005. The Group's negative goodwill of HK$275.3 million previously credited to capital reserve has been transferred to retained profits. The net effect of the above transfer has increased retained profits by $275.3 million and reduced capital reserve by the same amount.

(b) HKAS 32 "Financial instruments: Disclosure and Presentation", and HKAS 39 "Financial instruments: Recognition and Measurement"

(i) Derivatives and hedging

In prior years, the Group's derivative financial instruments which were mainly used to manage the Group's exposure to interest rate fluctuation were recognised on an accrual basis.

With effect from 1 July 2005, and in accordance with HKAS 39, all derivative financial instruments entered into by the Group are stated at fair value. Changes in the fair value of derivatives held as hedging instruments in a cash flow hedge of committed future transactions are recognised in equity to the extent that the hedge is effective. Any ineffective portion of the changes in fair value of the derivatives is recognised in the income statement.

This change was adopted by way of reducing the opening balance of the retained profits as at 1 July 2005 by $20.8 million. Comparative amounts have not been restated as this is prohibited by the transitional arrangements in HKAS 39. As a result of this policy, net profit for the current period increased by $15.0 million.

(ii) Reclassification of convertible cumulative preference shares

In prior years, convertible cumulative preference shares were classified as equity based on their legal form. Dividends paid to the preference shareholders were presented as a distribution to equity participants.

With effect from 1 July 2005, in accordance with HKAS 32, the classification of convertible cumulative preference shares is based on the substance of the contractual agreement. On the issue of the convertible preference shares, the fair value of the liability component is determined using a market rate for an equivalent non-convertible preference share; and this amount is carried as a long term liability on the amortised cost basis until extinguished on conversion or redemption. The remainder of the proceeds is allocated to the conversion option that is recognised and included in shareholders' equity. The carrying amount of the conversion option is not remeasured in subsequent years. The dividends paid to the preference shareholders are recognised as finance costs in the income statement.

The change in accounting policy has been adopted retrospectively by reducing the opening balance of share capital at 1 July 2005 by $434.4 million (2004: $563.6 million) and increasing the equity component of convertible preference shares by $79.4 million (2004: $103.0 million).

(c) HKFRS 2 "Share-based payment"

In prior years, no amounts were recognised when employees were granted share options over shares in the Company. If the employees chose to exercise the options, the nominal amount of share capital and share premium were credited only to the extent of the option's exercise price received.

With effect from 1 July 2005, in order to comply with HKFRS 2, the Group recognises the fair value of such share options as an expense in the income statement, or as an asset, if the cost qualifies for recognition as an asset under the Group's accounting policies. A corresponding increase is recognised in a capital reserve within equity.

Where the employees are required to meet vesting conditions before they become entitled to the options, the Group recognises the fair value of the options granted over the vesting period. Otherwise, the Group recognises the fair value in the period in which the options are granted.

If an employee chooses to exercise options, the related capital reserve is transferred to share capital and share premium, together with the exercise price. If the options lapse unexercised the related capital reserve is transferred directly to retained profits.

The new accounting policy has been applied retrospectively with comparatives restated. The opening balance of retained profits as of 1 July 2005 as a result of the change of policy decreased by $36.9 million (2004: $4.0 million) and the Group's profit after taxation during the current period decreased by $12.2 million (2004: $16.5 million), with the corresponding amounts credited to the capital reserve.

(d) Presentational changes

The application of the new HKFRSs has also resulted in changes in the presentation of the financial statements retrospectively with comparative restated to conform to the current period's presentation, in particular of below:

(i) In prior years, minority interests were presented in the consolidated balance sheet separately from liabilities and as a deduction from net assets. Financial results shared by minority interests were separately presented in the consolidated income statement as a deduction before arriving at the profit attributable to shareholders.

With effect from 1 July 2005, in order to comply with HKAS 1 "Presentation of Financial Statements" and HKAS 27 "Consolidated and Separate Financial Statements", minority interests are presented in the consolidated balance sheet within equity, separately from the equity attributable to the ordinary shareholders of the Company, and the results shared by minority interests are presented on the face of the consolidated income statement as an allocation of the attributable profit between the minority interests and the ordinary shareholders of the Company.

(ii) In prior years, shares of jointly controlled entities' tax was presented as a component of taxation in the income statement. On adoption of the HKAS 1, share of jointly controlled entities' tax are presented net of the share of jointly controlled entities' profit.

(e) Summary of the effect of changes in the accounting policies

(i) Effect on opening balance of total equity at 1 July 2005 and 1 July 2004

| | Shareholders' equity | | | |
|---|---|---|---|---|
| | Share capital $Million | Retained profits $Million | Capital reserves $Million | Total $Million |
| At 1 July 2005 | | | | |
| Prior period adjustment | | | | |
| HKAS 32 | (434.4) | - | 79.4 | (355.0) |
| HKFRS 2 | - | (36.9) | 36.9 | - |
| | (434.4) | (36.9) | 116.3 | (355.0) |
| Opening adjustment | | | | |
| HKAS 39 | - | (20.8) | - | (20.8) |
| HKFRS 3 | - | 275.3 | (275.3) | - |
| Total increase/(decrease) in equity | (434.4) | 217.6 | (159.0) | (375.8) |
| At 1 July 2004 | | | | |
| Prior period adjustment | | | | |
| HKAS 32 | (563.6) | - | 103.0 | (460.6) |
| HKFRS 2 | - | (4.0) | 4.0 | - |
| Total increase/(decrease) in equity | (563.6) | (4.0) | 107.0 | (460.6) |

(ii) Effect on profit after taxation attributable to ordinary shareholders for the six months ended 31 December 2005

| | 2005 $Million |
|---|---|
| HKAS 39 | 15.0 |
| HKFRS 2 | (12.2) |
| Total effect for the period | 2.8 |

2 (a) The calculation of basic earnings per ordinary share is based on the net profit attributable to ordinary shareholders of $1,615.6 million (2004 restated: $1,603.3 million) and the weighted average number of 3,684.0 million (2004: 3,347.0 million) ordinary shares in issue during the period.

The calculation of diluted earnings per ordinary share is based on the adjusted net profit attributable to ordinary shareholders of $1,628.0 million (2004 restated: $1,618.5 million) and the weighted average number of 3,736.5 million (2004: 3,397.2 million) ordinary shares after adjusting for the effects of all dilutive potential ordinary shares.

Our Ref: SO-054-2006/HLPL

21st February, 2006

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

**By fax (2877-6987) and by mail**

Dear Sirs,

**Press announcement re Interim Results**

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website.

The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Esther Li on telephone no. 2879-0365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

Encl.

RsC/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

COPY

恒隆地產
HANG LUNG PROPERTIES

恒隆地產有限公司
**HANG LUNG PROPERTIES LIMITED**
**(Stock Code: 101)**

**CONSOLIDATED INCOME STATEMENT**
**FOR THE SIX MONTHS ENDED 31 DECEMBER 2005 (UNAUDITED)**
*(Expressed in Hong Kong dollars)*

| | *Note* | **2005 $Million** | 2004 $Million (restated) |
|---|---|---|---|
| Turnover | *3* | **2,296.2** | 5,088.0 |
| Other income | | **149.0** | 22.9 |
| Direct costs and operating expenses | | **(1,067.9)** | (2,902.0) |
| Administrative expenses | | **(77.1)** | (71.2) |
| Profit from operations before finance costs | | **1,300.2** | 2,137.7 |
| Finance costs | *4* | **(186.7)** | (100.7) |
| Operating profit | *4* | **1,113.5** | 2,037.0 |
| Increase in fair value of investment properties | *8* | **926.8** | — |
| Share of results of jointly controlled entities | | **43.6** | 12.0 |
| Profit before taxation | *3(a)* | **2,083.9** | 2,049.0 |
| Taxation | *5* | **(357.9)** | (350.3) |
| Profit after taxation | | **1,726.0** | 1,698.7 |
| Attributable to: | | | |
| Ordinary shareholders | | **1,615.6** | 1,603.3 |
| Minority interests | | **110.4** | 95.4 |
| | | **1,726.0** | 1,698.7 |
| Interim dividend at 13¢ (2004: 13¢) per ordinary share | *6(a)* | **480.2** | 478.8 |
| **Earnings per ordinary share** | *7(a)* | | |
| **Basic** | | **43.9¢** | **47.9¢** |
| **Diluted** | | **43.6¢** | **47.6¢** |
| Earnings per ordinary share excluding changes in fair value of investment properties net of deferred tax | *7(b)* | | |
| Basic | | **23.9¢** | 47.9¢ |
| Diluted | | **23.9¢** | 47.6¢ |

**CONSOLIDATED BALANCE SHEET**
**AT 31 DECEMBER 2005 (UNAUDITED)**
*(Expressed in Hong Kong dollars)*

| | Note | 31/12/2005 $Million | 30/6/2005 $Million (restated) |
|---|---|---|---|
| **Non-current assets** | | | |
| Investment properties | 8 | 36,980.4 | 36,031.9 |
| Other fixed assets | | 2,501.5 | 1,818.9 |
| Interest in jointly controlled entities | | 514.1 | 482.4 |
| Loans and investments | | 8.5 | 9.1 |
| | | 40,004.5 | 38,342.3 |
| **Current assets** | | | |
| Inventories | | 10,007.1 | 10,693.4 |
| Trade and other receivables | 9 | 1,485.6 | 768.7 |
| Cash and deposits with banks | | 5,944.5 | 3,205.8 |
| | | 17,437.2 | 14,667.9 |
| **Current liabilities** | | | |
| Trade and other payables | 10 | 1,587.0 | 1,704.6 |
| Taxation | | 291.7 | 599.2 |
| Preference dividend payable | | 3.1 | 15.5 |
| | | 1,881.8 | 2,319.3 |
| **Net current assets** | | 15,555.4 | 12,348.6 |
| **Total assets less current liabilities** | | 55,559.9 | 50,690.9 |
| **Non-current liabilities** | | | |
| Bank loans | | 8,553.0 | 4,113.4 |
| Convertible cumulative preference shares | | 352.9 | 355.0 |
| Floating rate notes due 2009 | | 1,500.0 | 1,500.0 |
| Other long term liabilities | | 608.6 | 643.3 |
| Deferred taxation | | 3,066.2 | 2,824.3 |
| | | 14,080.7 | 9,436.0 |
| **NET ASSETS** | | 41,479.2 | 41,254.9 |
| **CAPITAL AND RESERVES** | | | |
| Share capital | | 3,687.1 | 3,683.2 |
| Reserves | | 36,880.4 | 36,605.1 |
| Shareholders' equity | 11 | 40,567.5 | 40,288.3 |
| **Minority interests** | 11 | 911.7 | 966.6 |
| **TOTAL EQUITY** | | 41,479.2 | 41,254.9 |

*Notes:*

1. The interim financial statements are unaudited, but have been reviewed by the Audit Committee.

2. Basis of preparation

The unaudited interim financial statements have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" ("HKAS 34") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the applicable disclosure provisions of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgments, estimates and assumption that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

The interim financial statements have been prepared in accordance with the same accounting policies adopted in the annual financial statements for the year ended 30 June 2005 except for those changes following the Group's adoption of the new and revised Hong Kong Financial Reporting Standards ("HKFRSs"), including HKASs and relevant Interpretations ("HKAS-INTs" and "HK-INTs") which took effect on 1 July 2005. The changes in accounting policies, which have significant impacts on the Group's financial statements are summarised as follows:

(a) HKFRS 3 "Business Combinations"

In prior years, positive goodwill arising on or after 1 July 2001 was amortised on a straight line basis over its estimated useful life and was subject to impairment testing when there were indications of impairment. Negative goodwill which arose on or after 1 July 2001 was amortised over the weighted average useful life of the depreciable/amortisable non-monetary assets acquired, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases it was recognised in the income statement as those expected losses were incurred. Positive and negative goodwill which arose prior to 1 July 2001, was taken directly to capital reserves in accordance with the transitional provisions set out in the Statement of Standard Accounting Practice 30 "Business Combinations".

With effect from 1 July 2005, in accordance with HKFRS 3 "Business Combinations" and HKAS 36 "Impairment of Assets", the Group no longer amortises positive goodwill. Such goodwill is tested for impairment. Impairment losses are recognised when the carrying amount of the cash generating units to which the goodwill has been allocated exceeds its recoverable amount. Negative goodwill is recognised immediately in the income statement as it arises.

This change in accounting policy has been adopted prospectively from 1 July 2005. The Group's negative goodwill of $275.3 million previously credited to capital reserve has been transferred to retained profits. The net effect of the above transfer has increased retained profits by $275.3 million and reduced capital reserve by the same amount.

(b) HKAS 32 "Financial Instruments: Disclosure and Presentation", and HKAS 39 "Financial Instruments: Recognition and Measurement"

(i) Derivatives and hedging

In prior years, the Group's derivative financial instruments which were mainly used to manage the Group's exposure to interest rate fluctuation were recognised on an accrual basis.

With effect from 1 July 2005, and in accordance with HKAS 39, all derivative financial instruments entered into by the Group are stated at fair value. Changes in the fair value of derivatives held as hedging instruments in a cash flow hedge of committed future transactions are recognised in equity to the extent that the hedge is effective. Any ineffective portion of the changes in fair value of the derivatives is recognised in the income statement.

This change was adopted by way of reducing the opening balance of the retained profits as at 1 July 2005 by $20.8 million. Comparative amounts have not been restated as this is prohibited by the transitional arrangements in HKAS 39. As a result of this policy, net profit for the current period increased by $15.0 million.

(ii) Reclassification of convertible cumulative preference shares

In prior years, convertible cumulative preference shares were classified as equity based on their legal form. Dividends paid to the preference shareholders were presented as a distribution to equity participants.

With effect from 1 July 2005, in accordance with HKAS 32, the classification of convertible cumulative preference shares is based on the substance of the contractual agreement. On the issue of the convertible cumulative preference shares, the fair value of the liability component is determined using a market rate for an equivalent non-convertible preference share; and this amount is carried as a long term liability on the amortised cost basis until extinguished on conversion or redemption. The remainder of the proceeds is allocated to the conversion option that is recognised and included in shareholders' equity. The carrying amount of the conversion option is not remeasured in subsequent years. The dividends paid to the preference shareholders are recognised as finance costs in the income statement.

The change in accounting policy has been adopted retrospectively by reducing the opening balance of share capital at 1 July 2005 by $434.4 million (2004: $563.6 million) and increasing the equity component of convertible cumulative preference shares by $79.4 million (2004: $103.0 million).

(c) HKFRS 2 "Share-based payment"

In prior years, no amounts were recognised when employees were granted share options over shares in the Company. If the employees chose to exercise the options, the nominal amount of share capital and share premium were credited only to the extent of the option's exercise price received.

With effect from 1 July 2005, in order to comply with HKFRS 2, the Group recognises the fair value of such share options as an expense in the income statement, or as an asset, if the cost qualifies for recognition as an asset under the Group's accounting policies. A corresponding increase is recognised in a capital reserve within equity.

Where the employees are required to meet vesting conditions before they become entitled to the options, the Group recognises the fair value of the options granted over the vesting period. Otherwise, the Group recognises the fair value in the period in which the options are granted.

If an employee chooses to exercise options, the related capital reserve is transferred to share capital and share premium, together with the exercise price. If the options lapse unexercised the related capital reserve is transferred directly to retained profits.

The new accounting policy has been applied retrospectively with comparatives restated. The opening balance of retained profits as of 1 July 2005 as a result of the change of policy decreased by $36.9 million (2004: $4.0 million) and the Group's profit after taxation during the current period decreased by $12.2 million (2004: $16.5 million), with the corresponding amounts credited to the capital reserve.

(d) Presentational changes

The application of the new HKFRSs has also resulted in changes in the presentation of the financial statements retrospectively with comparatives restated to conform to the current period's presentation, in particular of below:

(i) In prior years, minority interests were presented in the consolidated balance sheet separately from liabilities and as a deduction from net assets. Financial results shared by minority interests were separately presented in the consolidated income statement as a deduction before arriving at the profit attributable to shareholders.

With effect from 1 July 2005, in order to comply with HKAS 1 "Presentation of Financial Statements" and HKAS 27 "Consolidated and Separate Financial Statements", minority interests are presented in the consolidated balance sheet within equity, separately from the equity attributable to the ordinary shareholders of the Company, and the results shared by minority interests are presented on the face of the consolidated income statement as an allocation of the attributable profit between the minority interests and the ordinary shareholders of the Company.

(ii) In prior years, shares of jointly controlled entities' tax was presented as a component of taxation in the income statement. On adoption of the HKAS 1, share of jointly controlled entities' tax are presented net of the share of jointly controlled entities' profit.

(e) Summary of the effect of changes in the accounting policies

(i) Effect on opening balance of total equity at 1 July 2005 and 1 July 2004

| | Shareholders' equity | | | |
|---|---|---|---|---|
| | **Share capital $Million** | **Retained profits $Million** | **Capital reserves $Million** | **Total $Million** |
| At 1 July 2005 | | | | |
| Prior period adjustment | | | | |
| HKAS 32 | **(434.4)** | **—** | **79.4** | **(355.0)** |
| HKFRS 2 | **—** | **(36.9)** | **36.9** | **—** |
| | **(434.4)** | **(36.9)** | **116.3** | **(355.0)** |
| Opening adjustment | | | | |
| HKAS 39 | **—** | **(20.8)** | **—** | **(20.8)** |
| HKFRS 3 | **—** | **275.3** | **(275.3)** | **—** |
| Total increase/(decrease) in equity | **(434.4)** | **217.6** | **(159.0)** | **(375.8)** |
| At 1 July 2004 | | | | |
| Prior period adjustment | | | | |
| HKAS 32 | (563.6) | — | 103.0 | (460.6) |
| HKFRS 2 | — | (4.0) | 4.0 | — |
| Total increase/(decrease) in equity | (563.6) | (4.0) | 107.0 | (460.6) |

(ii) Effect on profit after taxation attributable to ordinary shareholders for the six months ended 31 December 2005

| | **2005 $Million** |
|---|---|
| HKAS 39 | **15.0** |
| HKFRS 2 | **(12.2)** |
| Total effect for the period | **2.8** |

3. Turnover and segment information

| | Segment revenue | | Segment results | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **$Million** | $Million | **$Million** | $Million (restated) |
| (a) Business segment | | | | |
| Property sales | **1,002.4** | 3,906.2 | **245.4** | 1,294.5 |
| Property leasing | **1,293.8** | 1,181.8 | **982.9** | 891.5 |
| | **2,296.2** | 5,088.0 | **1,228.3** | 2,186.0 |
| Other income | | | **149.0** | 22.9 |
| Administrative expenses | | | **(77.1)** | (71.2) |
| Finance costs | | | **(186.7)** | (100.7) |
| Operating profit | | | **1,113.5** | 2,037.0 |
| Increase in fair value of investment property - property leasing | | | **926.8** | — |
| Share of results of jointly controlled entities - property leasing | | | **43.6** | 12.0 |
| Profit before taxation | | | **2,083.9** | 2,049.0 |
| (b) Geographical segment | | | | |
| Group | | | | |
| Hong Kong | **1,952.7** | 4,811.2 | **968.8** | 1,981.2 |
| Mainland China | **343.5** | 276.8 | **259.5** | 204.8 |
| | **2,296.2** | 5,088.0 | **1,228.3** | 2,186.0 |
| Jointly controlled entities | | | | |
| Hong Kong | | | **43.6** | 12.0 |

4. Operating profit is arrived at after charging:

| | 2005<br>$Million | 2004<br>$Million<br>(restated) |
|---|---|---|
| Finance costs | | |
| Interest on borrowings | **162.1** | 94.2 |
| Dividend on convertible cumulative preference shares *(Note)* | **12.4** | 15.2 |
| Other ancillary borrowing costs | **15.2** | 7.1 |
| Total borrowing costs | **189.7** | 116.5 |
| Less: Borrowing costs capitalised | **(3.0)** | (15.8) |
| | **186.7** | 100.7 |
| Cost of inventories | **691.0** | 2,495.7 |
| Staff costs, including contribution to retirement schemes of $11.2 million (2004: $7.8 million) | **144.1** | 120.3 |
| Depreciation | **1.6** | 1.8 |
| and after crediting: | | |
| Interest income | **88.8** | 22.9 |

*Note:* The convertible cumulative preference shares of $7,500 each issued in November 1993 bear dividend at 5.5% per annum on a reference amount of US$1,000 each. The preference dividend is in respect of the six months ended 31 December 2005.

5. Provision for Hong Kong Profits Tax and PRC Income Tax is calculated at 17.5% and 33% respectively on the estimated assessable profits for the period.

| | 2005<br>$Million | 2004<br>$Million<br>(restated) |
|---|---|---|
| Current tax | | |
| Hong Kong Profits Tax for the period | **104.5** | 300.0 |
| PRC Income Tax for the period | **11.5** | — |
| | **116.0** | 300.0 |
| Deferred taxation | | |
| Origination and reversal of temporary differences | **241.9** | 50.3 |
| | **357.9** | 350.3 |

6. (a) Dividends attributable to the period

| | 2005 | 2004 |
|---|---|---|
| | **$Million** | $Million |
| Declared after the balance sheet date: | | |
| 13 cents (2004: 13 cents) per ordinary share | **480.2** | 478.8 |

The above interim dividends were declared after the balance sheet dates and have not been recognised as liabilities at the respective balance sheet dates.

(b) Dividends attributable to the previous financial year but approved during the period

| | 2005 | 2004 |
|---|---|---|
| | **$Million** | $Million |
| Final dividend in respect of the previous financial year, approved during the period of 37 cents (2004: 33 cents) per ordinary share | **1,363.8** | 1,089.0 |

7. (a) The calculation of basic earnings per ordinary share is based on the net profit attributable to ordinary shareholders of $1,615.6 million (2004 restated: $1,603.3 million) and the weighted average number of 3,684.0 million (2004: 3,347.0 million) ordinary shares in issue during the period.

The calculation of diluted earnings per ordinary share is based on the adjusted net profit attributable to ordinary shareholders of $1,628.0 million (2004 restated: $1,618.5 million) and the weighted average number of 3,736.5 million (2004: 3,397.2 million) ordinary shares after adjusting for the effects of all dilutive potential ordinary shares.

(b) The calculation of basic and diluted earnings per ordinary share excluding changes in fair value of investment properties net of deferred tax and minority interests is based on the profit adjusted as follows:

| | 2005 | 2004 |
|---|---|---|
| | **$Million** | $Million (restated) |
| Net profit attributable to ordinary shareholders | **1,615.6** | 1,603.3 |
| Effect of changes in fair value of investment properties | **(921.1)** | — |
| Effect of corresponding deferred tax | **185.6** | — |
| Adjusted earnings for calculation of basic earnings per ordinary share | **880.1** | 1,603.3 |
| Effect of dilutive potential ordinary shares | | |
| Dividend on convertible cumulative preference shares | **12.4** | 15.2 |
| Adjusted earnings for calculation of diluted earnings per ordinary share | **892.5** | 1,618.5 |

8. Investment properties

The investment properties of the Group were revalued at 31 December 2005 by Mr. Charles C.K. Chan, Registered Professional Surveyor (General Practice), of Savills Valuation and Professional Services Limited, on an open market value basis.

No valuation of the investment property portfolio was carried out at 31 December 2004, and no corresponding adjustment has been made for the six months ended on that date.

9. Included in trade and other receivables are trade debtors with the following ageing analysis:

| | **31/12/2005** | 30/6/2005 |
|---|---|---|
| | **$Million** | $Million |
| Within 1 month | **1,162.5** | 438.3 |
| 1 – 3 months | **1.7** | 3.7 |
| Over 3 months | **0.8** | 2.3 |
| | **1,165.0** | 444.3 |

The Group maintains a defined credit policy. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

10. Included in trade and other payables are trade creditors with the following ageing analysis:

| | **31/12/2005** | 30/6/2005 |
|---|---|---|
| | **$Million** | $Million |
| Within 1 month | **558.4** | 645.9 |
| Over 3 months | **78.6** | 94.3 |
| | **637.0** | 740.2 |

## 11. Capital and Reserves

| | Shareholders' equity | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Share capital $Million | Share premium $Million | Capital reserve on consolidation $Million | Capital redemption reserve $Million | Exchange reserve $Million | Equity component of convertible preference shares $Million | Employee share-based compensation reserve $Million | Retained profits $Million | Total $Million | Minority interests $Million | Total equity $Million |
| At 1 July 2005 | | | | | | | | | | | |
| - as previously reported | 4,117.6 | 15,497.5 | 275.3 | 1,675.5 | 13.8 | – | – | 19,063.6 | 40,643.3 | 966.6 | 41,609.9 |
| - prior period adjustments on | | | | | | | | | | | |
| HKAS 32 | (434.4) | – | – | – | – | 79.4 | – | – | (355.0) | – | (355.0) |
| HKFRS 2 | – | – | – | – | – | – | 36.9 | (36.9) | – | – | – |
| - as restated | 3,683.2 | 15,497.5 | 275.3 | 1,675.5 | 13.8 | 79.4 | 36.9 | 19,026.7 | 40,288.3 | 966.6 | 41,254.9 |
| - opening adjustment | | | | | | | | | | | |
| HKAS 39 | – | – | – | – | – | – | – | (20.8) | (20.8) | – | (20.8) |
| HKFRS 3 | – | – | (275.3) | – | – | – | – | 275.3 | – | – | – |
| | 3,683.2 | 15,497.5 | – | 1,675.5 | 13.8 | 79.4 | 36.9 | 19,281.2 | 40,267.5 | 966.6 | 41,234.1 |
| Issue of ordinary shares | 3.7 | 30.2 | – | – | – | – | – | – | 33.9 | – | 33.9 |
| Conversion of convertible cumulative preference shares | 0.2 | – | – | 2.4 | – | (0.5) | – | – | 2.1 | – | 2.1 |
| Employee share option benefits | – | 8.4 | – | – | – | – | 3.8 | – | 12.2 | – | 12.2 |
| Net profit for the period | – | – | – | – | – | – | – | 1,615.6 | 1,615.6 | 110.4 | 1,726.0 |
| Ordinary dividend paid | – | – | – | – | – | – | – | (1,363.8) | (1,363.8) | – | (1,363.8) |
| Repayment to minority interests | – | – | – | – | – | – | – | – | – | (165.3) | (165.3) |
| At 31 December 2005 | 3,687.1 | 15,536.1 | – | 1,677.9 | 13.8 | 78.9 | 40.7 | 19,533.0 | 40,567.5 | 911.7 | 41,479.2 |

**Highlights**

- Net profit for Hang Lung Properties increased by 1% to HK$1,615.6 million. The increase was attributable to the robust growth in the property leasing business; both in Hong Kong and Shanghai; and the increase in value of the Group's investment properties.

- Profits from property leasing increased by 10% to HK$982.9 million. Our Shanghai rental properties continued its strong growth, with turnover and profits increasing by 24% to HK$343.5 million and 27% to HK$259.5 million, respectively. Hong Kong rental income and profits both increased by 5% to HK$950.3 million and HK$723.4 million, respectively.

- During the period, 299 residential units of AquaMarine were sold at an average price of approximately HK$4,800 p.s.f., which was at the high side for the surrounding district. We will continue to maximize property development profit margins by releasing our properties into the market at the best possible time.

- The Group's cash position is very strong, with gearing ratio standing at a very low level of 10%.

- Construction of the Office Tower 2 of Plaza 66 in Shanghai is currently on schedule and completion is expected to be in the last quarter of this year. Pre-leasing activities should commence in the coming few months.

- In September 2005, the Group successfully acquired a prime lot of land in Shenyang of nearly 35,000 square meters. Similar to our investment in Tianjin, a world class commercial complex with gross floor area of about 130,000 square meters will be built and will be a landmark in Shenyang once completed.

- Earlier on this year, the Group reached agreement with the Jinan Government to acquire a prime lot of land of nearly 64,000 square meters, to build a shopping mall with gross floor area of about 140,000 square meters. The purchase should be completed if and when the demolition and resettlement work is completed by the Jinan Government in July this year.

  Our plan for 2006 is to make further investments in three to four major Chinese cities to build world class commercial complexes.

**Purchase, Sale or Redemption of Listed Securities**

During the accounting period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

**Compliance with the Code on Corporate Governance Practices**

During the accounting period ended 31 December 2005, the Company has met the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

**Book Close Dates**

| | |
|---|---|
| Book close dates (both days inclusive) | 29 March 2006 to 31 March 2006 |
| Latest time to lodge transfers | 4:00 p.m. on 28 March 2006 |
| Record date for interim ordinary dividend | 31 March 2006 |
| Interim ordinary dividend payment date | 21 April 2006 |

By Order of the Board
**Ronnie C. Chan**
*Chairman*

Hong Kong, 21 February 2006

*As at the date of this announcement, the board of directors of the Company comprises of 5 executive directors, namely Mr. Ronnie C. Chan, Mr. Nelson W.L. Yuen, Mr. Terry S. Ng, Mr. William P.Y. Ko and Ms. Estella Y.K. Ng, and 5 independent non-executive directors, namely Mr. Ronald J. Arculli, Ms. Laura L.Y. Chen, Mr. H.K. Cheng, Prof. P.W. Liu and Mr. S.S. Yin.*

Please also refer to the published version of this announcement in South China Morning Post.

恒隆地產
HANG LUNG PROPERTIES

**恒隆地產有限公司**
**HANG LUNG PROPERTIES LIMITED**
**(股份代號：101)**

**綜合收益表**
**截至二零零五年十二月三十一日止六個月(未經審核)**
*(以港幣為單位)*

| | 附註 | 二零零五年<br>百萬元 | 二零零四年<br>百萬元<br>(重列) |
|---|---|---|---|
| 營業額 | 3 | **2,296.2** | 5,088.0 |
| 其他收入 | | **149.0** | 22.9 |
| 直接成本及營業費用 | | **(1,067.9)** | (2,902.0) |
| 行政費用 | | **(77.1)** | (71.2) |
| 未計財務費用前之營業溢利 | | **1,300.2** | 2,137.7 |
| 財務費用 | 4 | **(186.7)** | (100.7) |
| 營業溢利 | 4 | **1,113.5** | 2,037.0 |
| 投資物業之公平值增加 | 8 | **926.8** | – |
| 應佔合營公司業績 | | **43.6** | 12.0 |
| 除稅前溢利 | 3(甲) | **2,083.9** | 2,049.0 |
| 稅項 | 5 | **(357.9)** | (350.3) |
| 除稅後溢利 | | **1,726.0** | 1,698.7 |
| 應佔溢利： | | | |
| 普通股股東 | | **1,615.6** | 1,603.3 |
| 少數股東權益 | | **110.4** | 95.4 |
| | | **1,726.0** | 1,698.7 |
| 普通股中期股息每股十三仙<br>(二零零四年：每股十三仙) | 6(甲) | **480.2** | 478.8 |
| **每股普通股盈利** | 7(甲) | | |
| **基本** | | **43.9仙** | **47.9仙** |
| **攤薄** | | **43.6仙** | **47.6仙** |
| 每股普通股盈利(不包括扣除遞延稅項後的投資物業公平值變動) | 7(乙) | | |
| 基本 | | **23.9仙** | 47.9仙 |
| 攤薄 | | **23.9仙** | 47.6仙 |

**綜合資產負債表**
**於二零零五年十二月三十一日(未經審核)**
*(以港幣為單位)*

| | 附註 | 二零零五年十二月三十一日 百萬元 | 二零零四年六月三十日 百萬元 (重列) |
|---|---|---|---|
| **非流動資產** | | | |
| 投資物業 | *8* | **36,980.4** | 36,031.9 |
| 其他固定資產 | | **2,501.5** | 1,818.9 |
| 合營公司權益 | | **514.1** | 482.4 |
| 貸款及投資 | | **8.5** | 9.1 |
| | | **40,004.5** | 38,342.3 |
| **流動資產** | | | |
| 存貨 | | **10,007.1** | 10,693.4 |
| 應收賬款及其他應收款 | *9* | **1,485.6** | 768.7 |
| 現金及銀行存款 | | **5,944.5** | 3,205.8 |
| | | **17,437.2** | 14,667.9 |
| **流動負債** | | | |
| 應付賬款及其他應付款 | *10* | **1,587.0** | 1,704.6 |
| 税項 | | **291.7** | 599.2 |
| 應付優先股股息 | | **3.1** | 15.5 |
| | | **1,881.8** | 2,319.3 |
| **流動資產淨值** | | **15,555.4** | 12,348.6 |
| **資產總值減流動負債** | | **55,559.9** | 50,690.9 |
| **非流動負債** | | | |
| 銀行貸款 | | **8,553.0** | 4,113.4 |
| 可換股累積優先股 | | **352.9** | 355.0 |
| 於二零零九年到期贖回之浮息票據 | | **1,500.0** | 1,500.0 |
| 其他長期負債 | | **608.6** | 643.3 |
| 遞延税項 | | **3,066.2** | 2,824.3 |
| | | **14,080.7** | 9,436.0 |
| **資產淨值** | | **41,479.2** | 41,254.9 |
| **資本及儲備** | | | |
| 股本 | | **3,687.1** | 3,683.2 |
| 儲備 | | **36,880.4** | 36,605.1 |
| 股東權益 | *11* | **40,567.5** | 40,288.3 |
| 少數股東權益 | *11* | **911.7** | 966.6 |
| **總權益** | | **41,479.2** | 41,254.9 |

附註：

1. 中期財務報表為未經審核，但已經審核委員會審閱。

2. 編製基準

未經審核中期財務報表乃根據香港會計師公會頒佈之《香港會計準則》（「HKAS」）第三十四號「中期財務報告」，以及《香港聯合交易所有限公司證券上市規則》附錄十六之一切適用披露規定編製。

編製符合HKAS 34之中期財務報告，管理層於採用政策及以截至結算日之方法列報資產負債及收支時，作出判斷、估計及假設。實際之結果與此等估計或有不同。

編製中期財務報表時使用之會計政策與截至二零零五年六月三十日止年度之年度財務報表所用相同，惟本集團因採納新訂及經修訂《香港財務報告準則》（「HKFRSs」）（包括於二零零五年七月一日生效之HKASs及有關詮釋（「HKAS-INTs」及「HK-INTs」））後涉及之變化除外。會計政策之變動對本集團之財務報表造成重大影響，現概述如下：

(甲) HKFRS 3「業務合併」

於過往年度，因於二零零一年七月一日或其後產生之正商譽乃按其估計可使用年期以直線法攤銷，並於有跡象顯示出現減值時進行減值測試。因於二零零一年七月一日或其後產生之負商譽按所購入之可折舊／可攤銷之非貨幣性資產之加權平均可使用年期進行攤銷，惟與購入當日已確定之預計未來虧損有關之負商譽則除外。在此情況下，負商譽於有關預計虧損產生時在收益表內確認。於二零零一年七月一日前產生之正負商譽乃根據《會計實務準則》第三十號「業務合併」所載之過渡性條文直接撥入資本儲備。

由二零零五年七月一日起，根據HKFRS 3「業務合併」及HKAS 36「資產減值」，本集團不再攤銷正商譽。有關商譽會進行減值測試。已獲分配商譽之現金產生單位之賬面值高於其可收回金額時確認減值虧損。負商譽於產生時隨即在收益表內確認。

本集團已於二零零五年七月一日起採納此項會計政策變動。本集團先前計入資本儲備之負商譽二億七千五百三十萬元已轉撥至保留溢利。上述轉撥增加保留溢利及減少資本儲備相同數額二億七千五百三十萬元。

(乙) HKAS 32「金融工具：披露及呈報」以及HKAS 39「金融工具：確認及計量」

(i) 衍生工具及對沖

於過往年度，本集團主要用作管理其利率風險之衍生金融工具乃按累計基準確認。

由二零零五年七月一日起，根據HKAS 39，所有由本集團訂立之衍生金融工具均按公平值列賬。持作未來交易現金流量對沖用途之衍生工具之公平值變動，僅將有效之對沖在權益內確認。衍生工具公平值變動之無效部分，乃於收益表內確認。

本集團以調減於二零零五年七月一日保留溢利之期初結餘二千零八十萬元之方式採納此項變動。由於HKAS 39之過渡性安排禁止重列比較數額，故並無重列比較數額。鑑於此項政策，本期純利增加一千五百萬元。

(ii) 可換股累積優先股之重新分類

於過往年度，可換股累積優先股按其法定形式分類為權益。支付予優先股股東之股息呈列為向權益參與者作出之分派。

由二零零五年七月一日起，根據HKAS 32，可換股累積優先股按合約性協議之內容進行分類。於發行可換股累積優先股時，負債部分之公平值使用非可換股優先股等值項目之市場比率釐定；該數額按攤銷成本為基準列作長期負債，直至轉換或贖回時註銷。所得款項餘額分配至換股權，並計入股東權益予以確認。換股權之賬面值不會於其後年度重新計量。支付予優先股股東之股息在收益表內確認為財務費用。

本集團已透過調減於二零零五年七月一日股本之期初結餘四億三千四百四十萬元(二零零四年：五億六千三百六十萬元)以及調高可換股累積優先股之權益部分七千九百四十萬元(二零零四年：一億零三百萬元)，追溯採納此項會計政策變動。

(丙) HKFRS 2「股權支付」

於過往年度，本集團不會於僱員獲授涉及本公司股份之購股權時作任何確認。倘僱員選擇行使購股權，則僅會將股本之面值及股份溢價計入至所收取購股權之行使價。

由二零零五年七月一日起，本集團為符合HKFRS 2，於收益表內確認該等購股權之公平值為費用或確認為資產(倘根據本集團之會計政策有關成本符合確認為資產)。相應之增加於權益中確認為資本儲備。

倘僱員須符合歸屬條件方可享有購股權，則本集團於歸屬期間確認所授出購股權之公平值。否則，本集團於授出購股權時確認公平值。

倘僱員選擇行使購股權，則相關資本儲備連同行使價一併轉撥至股本及股份溢價。倘購股權失效且尚未行使，則相關資本儲備直接轉撥至保留溢利。

本集團已追溯採納新會計政策，並重列比較數字。政策變動導致於二零零五年七月一日保留溢利之期初結餘減少三千六百九十萬元(二零零四年：四百萬元)，而本集團於期內之除稅後溢利則減少一千二百二十萬元(二零零四年：一千六百五十萬元)，有關數額已計入資本儲備。

(丁) 呈列變動

應用新HKFRSs亦導致財務報表之呈列方式有追溯性變動，比較數字已作重列以符合本期間之呈列方式，詳情載列如下：

(i) 於過往年度，少數股東權益於綜合資產負債表內與負債分開呈列，並作扣減資產淨值處理。少數股東權益應佔之財務業績於綜合收益表內獨立呈列，作為計算股東應佔溢利前之扣減。

由二零零五年七月一日起，為符合HKAS 1「財務報表之呈報」及HKAS 27「綜合及個別財務報表」，少數股東權益於綜合資產負債表內之權益項下呈列，與本公司普通股股東應佔權益分開，而少數股東權益應佔業績於綜合收益表內賬面呈列為少數股東權益與本公司普通股股東之間應佔溢利之分配。

(ii) 於過往年度，應佔合營公司稅項於收益表內呈列為稅項部分。採納HKAS 1後，應佔合營公司稅項於扣除應佔合營公司溢利後呈列。

(戊) 會計政策變動之影響概要

(i) 對二零零五年七月一日及二零零四年七月一日之總權益期初結餘之影響

| | 股東權益 | | | |
|---|---|---|---|---|
| | 股本 | 保留溢利 | 資本儲備 | 合計 |
| | 百萬元 | 百萬元 | 百萬元 | 百萬元 |
| 於二零零五年七月一日 | | | | |
| 前期調整 | | | | |
| HKAS 32 | (434.4) | – | 79.4 | (355.0) |
| HKFRS 2 | – | (36.9) | 36.9 | – |
| | (434.4) | (36.9) | 116.3 | (355.0) |
| 期初調整 | | | | |
| HKAS 39 | – | (20.8) | – | (20.8) |
| HKFRS 3 | – | 275.3 | (275.3) | – |
| 權益增加／(減少)總額 | (434.4) | 217.6 | (159.0) | (375.8) |
| 於二零零四年七月一日 | | | | |
| 前期調整 | | | | |
| HKAS 32 | (563.6) | – | 103.0 | (460.6) |
| HKFRS 2 | – | (4.0) | 4.0 | – |
| 權益增加／(減少)總額 | (563.6) | (4.0) | 107.0 | (460.6) |

(ii) 對截至二零零五年十二月三十一日止六個月之普通股股東應佔除稅後溢利之影響

| | 二零零五年 |
|---|---|
| | 百萬元 |
| HKAS 39 | 15.0 |
| HKFRS 2 | (12.2) |
| 期內影響總額 | 2.8 |

3. 營業額及分部資料

| | 分部收入 | | 分部業績 | |
|---|---|---|---|---|
| | 二零零五年 | 二零零四年 | 二零零五年 | 二零零四年 |
| | 百萬元 | 百萬元 | 百萬元 | 百萬元 (重列) |
| (甲) 業務分部 | | | | |
| 物業銷售 | **1,002.4** | 3,906.2 | **245.4** | 1,294.5 |
| 物業租賃 | **1,293.8** | 1,181.8 | **982.9** | 891.5 |
| | **2,296.2** | 5,088.0 | **1,228.3** | 2,186.0 |
| 其他收入 | | | **149.0** | 22.9 |
| 行政費用 | | | **(77.1)** | (71.2) |
| 財務費用 | | | **(186.7)** | (100.7) |
| 營業溢利 | | | **1,113.5** | 2,037.0 |
| 投資物業之公平值增加 | | | | |
| －物業租賃 | | | **926.8** | — |
| 應佔合營公司業績 | | | | |
| －物業租賃 | | | **43.6** | 12.0 |
| 除稅前溢利 | | | **2,083.9** | 2,049.0 |
| (乙) 地區分部 | | | | |
| 集團 | | | | |
| 香港 | **1,952.7** | 4,811.2 | **968.8** | 1,981.2 |
| 中國大陸 | **343.5** | 276.8 | **259.5** | 204.8 |
| | **2,296.2** | 5,088.0 | **1,228.3** | 2,186.0 |
| 合營公司 | | | | |
| 香港 | | | **43.6** | 12.0 |

4. 營業溢利已扣除下列各項：

| | 二零零五年<br>百萬元 | 二零零四年<br>百萬元<br>(重列) |
|---|---|---|
| 財務費用 | | |
| 借貸利息 | **162.1** | 94.2 |
| 可換股累積優先股股息 *(附註)* | **12.4** | 15.2 |
| 其他輔助借貸支出 | **15.2** | 7.1 |
| 借貸支出總額 | **189.7** | 116.5 |
| 減：借貸支出資本化 | **(3.0)** | (15.8) |
| | **186.7** | 100.7 |
| 存貨成本 | **691.0** | 2,495.7 |
| 職工成本，包括退休計劃供款一千一百二十萬元 (二零零四年：七百八十萬元) | **144.1** | 120.3 |
| 折舊 | **1.6** | 1.8 |
| 並已計入： | | |
| 利息收入 | **88.8** | 22.9 |

*附註：* 就一九九三年十一月所發行之每股面值七千五百元之可換股累積優先股乃按每股一千美元年息五點五厘計算股息。優先股股息計算截至二零零五年十二月三十一日止六個月。

5. 香港利得税及中國企業所得税税項準備乃按期內之估計應課税溢利分別乘以百分之十七點五及百分之三十三計算。

| | 二零零五年<br>百萬元 | 二零零四年<br>百萬元<br>(重列) |
|---|---|---|
| 是期税項 | | |
| 期內香港利得税 | **104.5** | 300.0 |
| 期內中國企業所得税 | **11.5** | – |
| | **116.0** | 300.0 |
| 遞延税項 | | |
| 源自及撥回暫時性差額 | **241.9** | 50.3 |
| | **357.9** | 350.3 |

6. (甲) 本期股息

| | 二零零五年<br>百萬元 | 二零零四年<br>百萬元 |
|---|---|---|
| 於結算日後宣布派發股息： | | |
| 每股普通股十三仙(二零零四年：十三仙) | **480.2** | 478.8 |

上述中期股息乃於結算日後宣布派發，並無確認為結算日之負債。

(乙) 上一財政年度之股息於期內批准

| | 二零零五年<br>百萬元 | 二零零四年<br>百萬元 |
|---|---|---|
| 上一財政年度末期股息於期內批准每股普通股三十七仙(二零零四年：三十三仙) | **1,363.8** | 1,089.0 |

7. (甲) 每股普通股基本盈利乃按期內之普通股股東應佔純利十六億一千五百六十萬元(二零零四年重列：十六億零三百三十萬元)及期內已發行普通股之加權平均股數三十六億八千四百萬股(二零零四年：三十三億四千七百萬股)計算。

每股普通股攤薄盈利乃按經調整後之普通股股東應佔純利十六億二千八百萬元(二零零四年重列：十六億一千八百五十萬元)及計入所有潛在攤薄盈利股份之影響後之普通股加權平均股數三十七億三千六百五十萬股(二零零四年：三十三億九千七百二十萬股)計算。

(乙) 每股普通股之基本及攤薄盈利(不包括已扣除遞延税項及少數股東權益之投資物業之公平值變動)乃根據以下經調整溢利計算：

| | 二零零五年<br>百萬元 | 二零零四年<br>百萬元<br>(重列) |
|---|---|---|
| 普通股股東應佔純利 | **1,615.6** | 1,603.3 |
| 投資物業公平值變動之影響 | **(921.1)** | – |
| 相應遞延税項之影響 | **185.6** | – |
| 用以計算每股普通股基本盈利之經調整盈利 | **880.1** | 1,603.3 |
| 具攤薄作用之潛在普通股之影響 | | |
| 可換股累積優先股股息 | **12.4** | 15.2 |
| 用以計算每股普通股攤薄盈利之經調整盈利 | **892.5** | 1,618.5 |

8. 投資物業

本集團之投資物業於二零零五年十二月三十一日經第一太平戴維斯估值及專業顧問有限公司之註冊專業測量師(產業測量)陳超國先生按公開市值基準進行估值。

於二零零四年十二月三十一日投資物業組合並無進行估值，亦無作出截至該日止六個月之相應調整。

9. 已計入應收賬款及其他應收款之應收賬款其賬齡分析如下：

| | 二零零五年十二月三十一日 百萬元 | 二零零五年六月三十日 百萬元 |
|---|---|---|
| 一個月內 | **1,162.5** | 438.3 |
| 一至三個月 | **1.7** | 3.7 |
| 三個月以上 | **0.8** | 2.3 |
| | **1,165.0** | 444.3 |

本集團設有特定之信貸政策，並定期編製應收賬款之賬齡分析及作出密切監察，以便把任何與應收賬款有關之信貸風險減至最低。

10. 已計入應付賬款及其他應付款之應付賬款其賬齡分析如下：

| | 二零零五年十二月三十一日 百萬元 | 二零零五年六月三十日 百萬元 |
|---|---|---|
| 一個月內 | **558.4** | 645.9 |
| 三個月以上 | **78.6** | 94.3 |
| | **637.0** | 740.2 |

11. 資本及儲備

| | 股東權益 | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | 股本 | 股份溢價 | 編製綜合賬目產生之資本儲備 | 資本贖回儲備 | 匯兌儲備 | 可換股優先股之權益部分 | 僱員股份報酬儲備 | 保留溢利 | 合計 | 少數股東權益 | 總權益 |
| | 百萬元 | 百萬元 | 百萬元 | 百萬元 | 百萬元 | 百萬元 | 百萬元 | 百萬元 | 百萬元 | 百萬元 | 百萬元 |
| 於二零零五年七月一日 | | | | | | | | | | | |
| －上年度報告 | 4,117.6 | 15,497.5 | 275.3 | 1,675.5 | 13.8 | – | – | 19,063.6 | 40,643.3 | 966.6 | 41,609.9 |
| －因採納下列準則作出前期調整： | | | | | | | | | | | |
| HKAS 32 | (434.4) | – | – | – | – | 79.4 | – | – | (355.0) | – | (355.0) |
| HKFRS 2 | – | – | – | – | – | – | 36.9 | (36.9) | – | – | – |
| －重列 | 3,683.2 | 15,497.5 | 275.3 | 1,675.5 | 13.8 | 79.4 | 36.9 | 19,026.7 | 40,288.3 | 966.6 | 41,254.9 |
| －期初調整 | | | | | | | | | | | |
| HKAS 39 | – | – | – | – | – | – | – | (20.8) | (20.8) | – | (20.8) |
| HKFRS 3 | – | – | (275.3) | – | – | – | – | 275.3 | – | – | – |
| | 3,683.2 | 15,497.5 | – | 1,675.5 | 13.8 | 79.4 | 36.9 | 19,281.2 | 40,267.5 | 966.6 | 41,234.1 |
| 發行普通股 | 3.7 | 30.2 | – | – | – | – | – | – | 33.9 | – | 33.9 |
| 轉換可換股累積優先股 | 0.2 | – | – | 2.4 | – | (0.5) | – | – | 2.1 | – | 2.1 |
| 僱員購股權福利 | – | 8.4 | – | – | – | – | 3.8 | – | 12.2 | – | 12.2 |
| 期內純利 | – | – | – | – | – | – | – | 1,615.6 | 1,615.6 | 110.4 | 1,726.0 |
| 派發普通股股息 | – | – | – | – | – | – | – | (1,363.8) | (1,363.8) | – | (1,363.8) |
| 償還予少數股東權益款項 | – | – | – | – | – | – | – | – | – | (165.3) | (165.3) |
| 於二零零五年十二月三十一日 | 3,687.1 | 15,536.1 | – | 1,677.9 | 13.8 | 78.9 | 40.7 | 19,533.0 | 40,567.5 | 911.7 | 41,479.2 |

## 摘要

- 恒隆地產純利為港幣十六億一千五百六十萬元，增加百分之一。此項增長乃由於本集團在香港和上海兩地之物業租賃業務蓬勃增長，以及旗下之投資物業錄得增值所致。

- 物業租賃業務之溢利為港幣九億八千二百九十萬元，增加百分之十。本集團之上海租賃物業持續錄得強勁增長，營業額達港幣三億四千三百五十萬元，增加百分之二十四；溢利達港幣二億五千九百五十萬元，增加百分之二十七。香港租賃物業之租金收入為港幣九億五千零三十萬元，增加百分之五；溢利為港幣七億二千三百四十萬元，增加百分之五。

- 期內碧海藍天售出二百九十九個住宅單位，其每平方呎平均售價約為港幣四千八百元，乃該區錄得的高價。本集團將繼續選擇最佳時機在市場推出物業發展項目，以求獲得最大的邊際利潤。

- 本集團享有甚為豐裕的庫存現金，負債率處於百分之十之甚低水平。

- 上海恒隆廣場辦公室第二座大樓正如期施工，可望於今年最後一季落成，未來數月內將進行預租活動。

- 本集團於二零零五年九月成功購入一幅位於瀋陽市黃金地段面積近三萬五千平方米之土地。正如本集團就天津項目所採取的投資策略，本集團將在瀋陽市興建一個樓面面積約達十三萬平方米之世界級購物商場，預期該項目落成將成為瀋陽市的地標。

- 今年年初，本集團與濟南市政府達成協議，擬購入一幅位於濟南市黃金地段面積近六萬四千平方米的土地，用以發展一個樓面面積約十四萬平方米的購物商場。該項購置須待濟南市政府於今年七月完成有關清拆及安置行動後，方會落實。

  本集團計劃於二零零六年在中國三至四個主要城市進一步投資興建世界級購物商場。

**購回、出售或贖回上市證券**

於會計期內，本公司或其任何附屬公司並無購回、出售或贖回本公司之任何上市證券。

**遵守《企業管治常規守則》**

於截至二零零五年十二月三十一日止會計期間內，本公司一直符合《香港聯合交易所有限公司證券上市規則》附錄十四《企業管治常規守則》所載之守則規定。

**暫停辦理股份過戶登記日期**

| | |
|---|---|
| 暫停辦理股份過戶登記日期(首尾兩天包括在內) | 二零零六年三月二十九日至<br>二零零六年三月三十一日 |
| 截止辦理普通股股份過戶 | 二零零六年三月二十八日下午四時 |
| 普通股中期股息記錄日期 | 二零零六年三月三十一日 |
| 普通股中期股息派發日期 | 二零零六年四月二十一日 |

承董事局命
*主席*
**陳啟宗**

香港，二零零六年二月二十一日

*於本公布刊發日期，本公司之董事局包括五名執行董事陳啟宗先生、袁偉良先生、吳士元先生、高伯逍先生及伍綺琴女士，以及五名獨立非執行董事夏佳理先生、陳樂怡女士、鄭漢鈞先生、廖柏偉教授及殷尚賢先生。*

請同時參閱本公布於香港經濟日報及星島刊登的內容。

Our Ref: SO-057-2006/HLPL

22nd February, 2006

Listing Division,
The Stock Exchange of
Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Jack Zhao

Dear Sirs,

Re: **Closure of Books**
- Hang Lung Group Limited (Stock Code:10)
- Hang Lung Properties Limited (Stock Code:101)

Please be informed that the Registers of Members of the above 2 companies will be closed from Wednesday, 29th March, 2006 to Friday, 31st March, 2006, both days inclusive. Notice of the said book closing dates, in English and Chinese version, has been published today in South China Morning Post, Hong Kong Economic Times and Sing Tao Daily.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin S.W. Ching
Secretary

RsC/el

CR

公司註冊處
Companies Registry

# 股份分配申報表
# Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

**重要事項 Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

2970

**1 公司名稱 Company Name**

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 23 | 02 | 2006 |

至 To

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 08 | 03 | 2006 |

**3 本次股份分配的總款額 Totals of this Allotment**

(註 Note 8)

| | 貨幣單位 Currency | 款額 Amount |
|---|---|---|
| 已繳及應繳的總面額 Total Nominal Amount Paid and Payable | HKD | 9,392,860.00 |
| 已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)] | HKD | 328,000.00 |

**4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)**
**Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)**

| 貨幣單位 Currency | 款額 Amount |
|---|---|
| HKD | 3,977,362,690.00 |
| | |
| | |

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Hang Lung (Secretaries) Limited

地址 Address: 26th Floor, 4 Des Voeux Road Central, Hong Kong

電話 Tel: 28790111　　傳真 Fax: 28686031

電郵地址 E-mail Address:

檔號 Reference: Doc. No.: HLP0002 / Deadline: 23/03/2006

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

請勿

Your Receipt
Companies Registry
H.K.

21/03/2006 15:22:43
Submission No.: 235027047/1
CR NO.: 0002970
Sh. Form.: SC1

| Revenue Code | Amount(HKD) |
|---|---|
| 08 | $328.00 |

| Receipt No. | Method | Amount(HKD) |
|---|---|---|
| 352350038086 | Chq | $328.00 |

Total Paid $328.00

*CSA by P & L Associates, Hong Kong.* (SC1.Frm)

表格 Form **SC1**

公司編號 Company Number

2970

## 5 本次股份分配的詳情 Details of this Allotment

### A. 現金支付的分配股份 Shares Allotted for Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| Ordinary | 9,352,860 | HKD 1.00 | HKD 1.00 | HKD 0.00 | HKD 0.00 | HKD 0.00 |
| Ordinary | 40,000 | HKD 1.00 | HKD 9.20 | HKD 0.00 | HKD 8.20 | HKD 328,000.00 |
| | | | | | | |

(註 Note 9) **B.** 非現金支付的分配股份 **Shares Allotted otherwise than in Cash**

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

(註 Note 10) 分配上述(B)項股份的代價

**Consideration for which the Shares in (B) have been Allotted**



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number: 2970

**6 獲分配股份者的詳情 Details of Allottee(s)**

| 姓名／名稱 Name | 地址 Address | 各類別股份分配的數目 No. of Shares Allotted by Class — 類別 Class: Ordinary | 類別 Class |
|---|---|---|---|
| CITI (Nominees) Ltd | GPO Box 14, Hong Kong | 766,000 | |
| Citigroup Global Markets Hong Kong Nominees Limited | 10/F., Two Harbourfront, 22 Tak Fung Street, Hung Hom, Kowloon | 7,476,160 | |
| Morgan Stanley Dean Witter Hong Kong Securities Limited | 31/F., Three Exchange Square, Hong Kong | 1,110,700 | |
| 蔡潔紅 Raina Kit Hung CHOY | Flat D, 3/F., Lunar Building, 28-30 Leighton Road, Hong Kong | 40,000 | |
| | | | |
| | | | |
| | | | |
| | | | |
| | 各類別股份分配的總數 Total Shares Allotted by Class | 9,392,860 | |

簽署 Signed :

姓名 Name : Robin Sik Wing CHING

~~董事 Director~~ / 秘書 Secretary *

日期 Date : 08/03/2006 (日 DD / 月 MM / 年 YYYY)

*請刪去不適用者 *Delete whichever does not apply*



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CR
公司註冊處
Companies Registry

# 更改股本結構通知書
# Notification of Change of Share Capital Structure

(公司條例第 54(1)條)
(Companies Ordinance s. 54(1))

表格 Form **SC11**

重要事項 **Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

2970

**1** 公司名稱 **Company Name**

HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

(註 Note 5) **2** 更改股本結構的詳情
**Details of Change in Share Capital Structure**

The Company redeemed 1,000 Convertible Cumulative Preference Shares of HK$7,500 each at a redemption price of HK$766 each.

**3** 生效日期
**Effective Date**

| 23 | 02 | 2006 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

簽署 Signed :

姓名 Name : Robin S.W. Ching
~~董事 Director~~／秘書 Secretary *

日期 Date : 23/02/2006
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 3) 提交人的資料 **Presentor's Reference**

姓名 Name: Hang Lung (Secretaries) Limited

地址 Address: 28/F., 4 Des Voeux Road Central, Hong Kong

電話 Tel: 2879-0364 傳真 Fax: 2868-6760

電郵地址 E-mail Address: estherli@hanglung.com

檔號 Reference:

請勿填寫本欄 **For Official Use**

收件日期 RECEIVED
16-03-2006
CR 文件收發小組 Central Mail Unit

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

**Form I**

**Monthly Return on Movement of Listed Equity Securities**
**For the month ended 28th February, 2006**

**To: The Research & Planning Department of The Stock Exchange of Hong Kong Limited**

**From : Hang Lung Properties Limited**
(Name of Company)

Esther S.M. Li Tel No : 2879 0365
(Name of Responsible Official)

Date : 7th March, 2006

**(A) Information on Types of Listed Equity Securities:**
(please tick wherever applicable)

| | | | |
|---|---|---|---|
| 1. Ordinary shares: | ✔ | 2. Preference shares: | ✔ (Convertible Cumulative Preference Shares) |
| 3. Other classes of shares: | N/A | please specify: | |
| 4. Warrants: | N/A | please specify: | |

**(B) Movement in Authorised Share Capital:**

| | No. of ordinary shares/ Preference shares/ ~~other classes of shares~~ | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month | 5,400,000,000<br>80,000 | 1.00<br>7500.00 | 5,400,000,000.00<br>600,000,000.00 |
| Increase/(Decrease) (EGM approval date): | N/A | N/A | N/A |
| Balance at close of the month | 5,400,000,000<br>80,000 | 1.00<br>7500.00 | 5,400,000,000.00<br>600,000,000.00 |
| | | | 6,000,000,000.00 |

**(C) Movement in Issued Share Capital:**

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 3,687,238,710 | 57,560 | N/A |
| Increase/(Decrease) during the month | 7,522,120 | (9,820) | |
| Balance at close of the month: | 3,694,760,830 | 47,740 | |

(D) Details of Movement:

* please delete and insert 'N/A' wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS* Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 9.20 | 25,147,000 | 0 | 0 | 0 | 25,147,000 | 0 |
| 2. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 11.85 | 400,000 | 0 | 0 | 0 | 400,000 | 0 |
| 3. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 12.35 | 1,400,000 | 0 | 0 | 0 | 1,400,000 | 0 |
| Share Option Scheme expired on 21/11/2012 HK$ 11.40 | 306,000 | 0 | 0 | 0 | 306,000 | 0 |
| 5. Exercise price: HK$ | | | | | | |
| WARRANTS* Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. Subscription price: HK$ | | | | | | |
| CONVERTIBLES* Class | Units | Converted (Units) | | | Units | |
| Preference Shares Convertible price: HK$ 10.10 | 57,560 | (9,820) | | | 47,740 | 7,522,120 |
| OTHER ISSUES OF SHARES* | | | | | | |
| Rights Issue | Price: | Issue and allotment Date: | | | | |
| Placing | Price: | Issue and allotment Date: | | | | |
| Bonus Issue | | Issue and allotment Date: | | | | |
| Scrip Dividend | | Issue and allotment Date: | | | | |
| Repurchase of share | | Cancellation Date: | | | | |
| Redemption of share | | Redemption Date: | | | | |
| Consideration issue | Price: | Issue and allotment Date: | | | | |
| Others (please specify) | Price: | Issue and allotment Date: | | | | |
| | Total No. of ordinary shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month: | | | | | 7,522,120 |

Remarks: ______________________

Authorised Signatory:

Name: Esther Li

Title: Assistant Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

CR
公司註冊處
Companies Registry

# 更改股本結構通知書
# Notification of Change of Share Capital Structure

(公司條例第 54(1)條)
(Companies Ordinance s. 54(1))

表格 Form **SC11**

**重要事項 Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**: 2970

**1 公司名稱 Company Name**

HANG LUNG PROPERTIES LIMITED

(註 Note 5) **2 更改股本結構的詳情**
**Details of Change in Share Capital Structure**

The Company redeemed 11,210 Convertible Cumulative Preference Shares of HK$7,500 each at a redemption price of HK$766 each.

**3 生效日期**
**Effective Date**

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 2nd | March | 2006 |

簽署 Signed : [signature]

姓名 Name : Robin S.W. Ching
~~董事 Director~~／秘書 Secretary *

日期 Date : 2nd March, 2006
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Hang Lung (Secretaries) Limited

地址 Address: 28/F 4 Des Voeux Road C.,
Hong Kong

電話 Tel: 2879-0365 傳真 Fax: 2868-6760

電郵地址 E-mail Address: estherli@hanglung.com

檔號 Reference:

**請勿填寫本欄 For Official Use**

收件日期 RECEIVED
22-03-2006
CR 文件收發小組 Central Mail Unit

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

HKE 香港交易所

10 March 2006

Hang Lung Properties Limited
28/F
Standard Chartered Bank Bldg.
4 Des Voeux Road Central
Hong Kong

BY FAX & MAIL
28686760

Attn: Mr. Robin Ching

Dear Mr. Ching,

Hang Lung Properties Limited (the "Company")

Based on the result announcement summary form dated 21 February 2006 of the Company, the following information has been announced: -

Entitlement : Int Div $0.13 per share.

Book closing dates: 29/03/2006 to 31/03/2006, both dates inclusive.

Kindly confirm that there is no subsequent alteration to the above information since the date of announcement by signing and returning a copy of this letter at **Fax No. 2877 6987** to us as soon as possible. Also you may contact Yvette Ying at 2840 3009 or the undersigned at 2840 3087 for enquiries. The above information will be used for our calculation of the ex-price in the AMS/3 trading system.

Thank you for your co-operation.

Yours sincerely,
For Hong Kong Exchanges and
Clearing Limited

Eric Lam
Senior Officer
Information Services Department

*For and on behalf of*
HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

*Secretary*

Authorized Representative
Name: Robin S.W. Ching
Date: 15th March, 2006

香港交易及結算所有限公司
**Hong Kong Exchanges and Clearing Limited**
香港中環港景街一號國際金融中心一期12樓 12/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
E-mail: info@hkex.com.hk

Our Ref: SO-073-2006/HLPL

16th March, 2006

E-Business & Information Services,
Hong Kong Exchange and Clearing Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: Hang Lung Properties Limited
Interim Report 2005-2006

We hereby submit to you the enclosed CD-ROM of the above document for publication on the HKEx website.

The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any query, please contact Esther Li on telephone no. 2879-0365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

Encl.

RsC/el

c.c. Listing Division, SEHKL

COPY

CR

公 司 註 冊 處
Companies Registry

# 股份分配申報表
# Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

**重要事項 Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

2970

**1 公司名稱 Company Name**

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

| 由 From | | | 至 To | | |
|---|---|---|---|---|---|
| 17 | 03 | 2006 | | | |
| 日 DD | 月 MM | 年 YYYY | 日 DD | 月 MM | 年 YYYY |

**3 本次股份分配的總款額 Totals of this Allotment**

| | 貨幣單位 Currency | 款額 Amount |
|---|---|---|
| (註 Note 8) 已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable | HKD | 50,000.00 |
| 已繳及應繳的溢價總額 [第 5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)] | HKD | 410,000.00 |

**4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)**
**Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)**

| 貨幣單位 Currency | 款額 Amount |
|---|---|
| HKD | 3,977,412,690.00 |
| | |
| | |

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Hang Lung (Secretaries) Limited

地址 Address: 26th Floor, 4 Des Voeux Road Central, Hong Kong

電話 Tel: 28790111 傳真 Fax: 28686031

電郵地址 E-mail Address:

檔號 Reference: Doc. No.: HLP0002 / Deadline: 17/04/2006

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

請勿1

Your Receipt
Companies Registry
H.K.

10/04/2006 10:57:06
Submission No.: 224020562/1
CR NO.: 0002970
Sh. Form.: SC1

| Revenue Code | Amount(HKD) |
|---|---|
| 08 | $410.00 |

| Receipt No. | Method | Amount(HKD) |
|---|---|---|
| 242240038502 | Chq | $410.00 |

Total Paid $410.00

*CSA by P & L Associates, Hong Kong. (Sc1.Frm)*

表格 Form **SC1**

公司編號 Company Number

2970

## 5 本次股份分配的詳情 Details of this Allotment

### A. 現金支付的分配股份 Shares Allotted for Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| Ordinary | 50,000 | HKD 1.00 | HKD 9.20 | HKD 0.00 | HKD 8.20 | HKD 410,000.00 |
| | | | | | | |
| | | | | | | |

(註 Note 9)

### B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

(註 Note 10)

分配上述(B)項股份的代價

**Consideration for which the Shares in (B) have been Allotted**



指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number: 2970

## 6 獲分配股份者的詳情 Details of Allottee(s)

| 姓名／名稱 Name | 地址 Address | 各類別股份分配的數目 No. of Shares Allotted by Class | |
|---|---|---|---|
| | | 類別 Class | 類別 Class |
| | | Ordinary | |
| 蔡潔紅<br>Raina Kit Hung CHOY | Flat D, 3/F., Lunar Building, 28-30 Leighton Road, Hong Kong | 50,000 | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | 各類別股份分配的總數 Total Shares Allotted by Class | 50,000 | |

簽署 Signed :

姓名 Name : Robin Sik Wing CHING

~~董事 Director~~ ／ 秘書 Secretary *

日期 Date : 17/03/2006

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

**CR**

公司註冊處
Companies Registry

# 股份分配申報表
# Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

2970

**1 公司名稱 Company Name**

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 28 | 03 | 2006 |

至 To

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 10 | 04 | 2006 |

**3 本次股份分配的總款額 Totals of this Allotment**

(註 Note 8)

| | 貨幣單位 Currency | 款額 Amount |
|---|---|---|
| 已繳及應繳的總面額<br>Total Nominal Amount Paid and Payable | HKD | 3,918,640.00 |
| 已繳及應繳的溢價總額 [第5A(a) + 5B(a)項]<br>Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)] | HKD | 475,600.00 |

**4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)**
**Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)**

| 貨幣單位 Currency | 款額 Amount |
|---|---|
| HKD | 3,943,531,330.00 |
| | |
| | |

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Hang Lung (Secretaries) Limited

地址 Address: 26th Floor, 4 Des Voeux Road Central, Hong Kong

電話 Tel: 28790111 傳真 Fax: 28686031

電郵地址 E-mail Address:

檔號 Reference: Doc. No.: HLP0002 / Deadline: 28/04/2006

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

**請勿填寫本欄 For Official Use**

Your Receipt
Companies Registry
H.K.

26/04/2006 11:34:29
Submission No.: 223033064/2
CR NO.: 0002970
Sh. Form.: SC1

| Revenue Code | Amount(HKD) |
|---|---|
| 08 | $476.00 |

| Receipt No. | Method | Amount(HKD) |
|---|---|---|
| 232230046740 | Chq | $476.00 |
| Total Paid | | $476.00 |

表格
Form **SC1**

公司編號 Company Number: 2970

## 5 本次股份分配的詳情 Details of this Allotment

### A. 現金支付的分配股份 Shares Allotted for Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of *Each Share* | *每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium) | | *每股*的溢價款額 Premium on *Each Share* | 已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| Ordinary | 3,860,640 | HKD 1.00 | HKD 1.00 | HKD 0.00 | HKD 0.00 | HKD 0.00 |
| Ordinary | 58,000 | HKD 1.00 | HKD 9.20 | HKD 0.00 | HKD 8.20 | HKD 475,600.00 |
| | | | | | | |

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of *Each Share* | *每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium) | | *每股*的溢價款額 Premium on *Each Share* | 被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

(註 Note 10) 分配上述**(B)**項股份的代價
**Consideration for which the Shares in (B) have been Allotted**



指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number: 2970

## 6 獲分配股份者的詳情 Details of Allottee(s)

| 姓名／名稱 Name | 地址 Address | 各類別股份分配的數目 No. of Shares Allotted by Class | |
|---|---|---|---|
| | | 類別 Class | 類別 Class |
| | | Ordinary | |
| Citigroup Global Markets Hong Kong Nominee Limited | 10/F, Two Harbourfront, 22 Tak Fung Street, Hung Hom, Kowloon | 30,640 | |
| Horsford Nominees Ltd | c/o Standard Chartered Bank (HK) Ltd, Securities Services G P O Box 199, Hong Kong | 1,532,000 | |
| 蔡潔紅 Raina Kit Hung CHOY | Flat D, 3/F., Lunar Building, 28-30 Leighton Road, Hong Kong | 33,000 | |
| 李嘉莉 LEE Kar-Li, Elina | Flat 6C, Block 2, The Grand Panorama, 10 Robinson Road, Hong Kong | 25,000 | |
| HSBC Nominees (Hong Kong) Limited | 1 Queen's Road C, Hong Kong | 2,298,000 | |
| | | | |
| | | | |
| | | | |
| | 各類別股份分配的總數 Total Shares Allotted by Class | 3,918,640 | |

簽署 Signed :

姓名 Name : Robin Sik Wing CHING

~~董事 Director~~ ／ 秘書 Secretary *

日期 Date : 10/04/2006

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

恒隆地產
HANG LUNG PROPERTIES

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED

# Interim Report 2004-2005

## DIRECTORS

Ronnie C. Chan *(Chairman)*
S.S. Yin *(Vice Chairman)* *
Nelson W.L. Yuen *(Managing Director)*
Ronald J. Arculli, *JP* *
Laura L.Y. Chen *
H.K. Cheng, *GBS, OBE, JP* *
Wilfred S.L. Ho *(Executive Director)*
P.W. Liu, *SBS* *
Terry S.Y. Ng *(Executive Director)*

* *Independent Non-Executive Director*

## AUDIT COMMITTEE

H.K. Cheng, *GBS, OBE, JP (Chairman)*
Laura L.Y. Chen
P.W. Liu, *SBS*

## NOMINATION AND REMUNERATION COMMITTEE

P.W. Liu, *SBS (Chairman)*
Ronald J. Arculli, *JP*
Laura L.Y. Chen
H.K. Cheng, *GBS, OBE, JP*

## AUTHORISED REPRESENTATIVES

Terry S.Y. Ng
Robin S.W. Ching

## COMPANY SECRETARY

Robin S.W. Ching

## REGISTERED OFFICE

28th Floor
Standard Chartered Bank Building
4 Des Voeux Road Central, Hong Kong
Tel : 2879 0111
Fax : 2868 6086

## INTERNET ADDRESS

Website : http://www.hanglung.com
Email address : HLProperties@hanglung.com

## SHARE REGISTRARS

Computershare Hong Kong Investor Services Limited
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Tel : 2862 8628
Fax : 2529 6087

## RESULTS AND DIVIDEND

In the six months ended 31 December 2004, turnover rose 355.1% to $5,088.0 million. Net profit attributable to ordinary shareholders grew 206.5% to $1,614.8 million. Earnings per ordinary share was 48.3 cents, 165.4% higher than the previous period. Your Board has declared an interim dividend of 13 cents per ordinary share payable on 22 April 2005 to ordinary shareholders of record on 31 March 2005. This represents an increase of 18.2% from the last period.

## OPERATIONS REVIEW

The excellent set of half-year results is the continuation of a harvesting period which should last until 2007/2008, as long as residential prices hold up. It was probable that profit margins achieved were among the best in the industry which was a stated goal of management. Average sales price of The HarbourSide apartments during the period under review was 34% higher than comparable units sold in the first half of 2004.

Carmel-on-the-Hill was launched in August and over 90% of all apartments were sold. Prices achieved were higher than originally projected. The 1616-unit AquaMarine also brought in better than expected profit margins. Approximately half of the development is sold with superior facing blocks remaining.

Rents from local investment properties continued to rise. Whereas those in Hong Kong Island led the growth in the first half of 2004, facilities in Kowloon had performed better of late. Occupancy remained high at about 95%. Rental in Shanghai also grew steadily.

In January we achieved a breakthrough in mainland China. After almost two years of hard work, we landed our first project outside of Shanghai. The 4.4 hectare site is among the very best located in Tianjin. With a relatively low plot ratio of 3.2, a 140,000 square meters world-class shopping galleria will be built. Once completed in 2008/2009, it will no doubt become a landmark in that city, not unlike the malls at Plaza 66 and The Grand Gateway are to Shanghai. Management believes that Tianjin is poised for faster economic growth.

In November, we placed 370 million shares to institutional investors at $12 per share. All were taken up within an hour and we collected about $4.4 billion.

## PROSPECT

We are relatively comfortable about Hong Kong residential prices for the coming few years. Of late mass-market products did not sell as strongly as people think, but looking two years out, a supply shortage is looming. As such we are not in a hurry to sell. Profit growth in the second half of the fiscal year will as a result not be as brisk as in the first. This is also due to the fact that in the 2003/2004 financial year, sales of properties occurred almost exclusively in the second half, thus giving a much higher base for comparison. With local rents continuing to rise and those in Shanghai holding its own, full year results, barring unforeseen circumstances, should be satisfactory.

Consideration may be made in the future to redevelop or to sell investment properties such as Burnside Estate and The Summit. That, together with the new project on Blue Pool Road in Happy Valley, should ensure that profit growth will be extended well into 2008/2009. By then, profit from the 81,000 square meters of Shanghai rental properties being built will be in full swing.

Moreover, by 2008/2009 the new Tianjin shopping center should be approaching completion. Other new and sizeable projects in the mainland which I hope to announce in the next year or two will follow soon after. Much of those commercial space will be for long term investment thus ensuring a steady and rising stream of quality rental income. Management is excited about that prospect.

**Ronnie C. Chan**
*Chairman*

Hong Kong, 3 March 2005

## OVERVIEW

Having benefited from the recovery in the property market in 2004, especially in the luxury category, the Group performed strongly during the first half of the financial year. Turnover increased 355.1% to HK$5,088.0 million for the six months ended 31 December 2004 due primarily to strong sales of the Group's residential development at favourable prices at The HarbourSide, AquaMarine and Carmel-on-the-Hill. Strong property sales together with steady growth in rental income boosted the net profit attributable to ordinary shareholders by 206.5% to HK$1,614.8 million for the six months ended 31 December 2004.

Finance costs decreased 36.8% to HK$85.5 million due mainly to savings from interest expenses paid upon the conversion of the Group's convertible bonds.

The Board of Directors has declared an interim dividend of 13 cents per ordinary share to be paid on 22 April 2005 to holders of ordinary shares registered as of 31 March 2005. This interim payout increased by 18.2% as compared to last year. The Register of Members will be closed from 29 March 2005 to 31 March 2005, both days inclusive, and no transfer of shares will be effected during that period. In order to qualify for the interim ordinary dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, not later than 4:00 p.m. on 24 March 2005.

## PROPERTY DEVELOPMENT AND SALES

### Hong Kong

The major residential developments launched in the market during the period under review included The HarbourSide at the Airport Railway Kowloon Station, Carmel-on-the-Hill in Ho Man Tin and AquaMarine in West Kowloon. These developments have been well received by the market and are selling at favourable prices. During the first six months of the financial year, a total of 47 units of The HarbourSide were sold at an average price of HK$12,900 p.s.f.; 780 units of AquaMarine were sold at an average price of HK$4,600 p.s.f.; and 172 units of Carmel-on-the-Hill were sold at an average price of HK$5,100 p.s.f. Occupation permit for The Long Beach, also in West Kowloon, was issued during the period under review and the development is expected to be launched in the market in 2006.

### Shanghai

The construction of Office Tower 2 at Plaza 66 on Nan Jing Xi Lu has been progressing well and is expected to be completed in 2006.

## PROPERTY LEASING

Pre-tax profit on property leasing during the first half of this financial year increased by 13.3% to HK$886.5 million. Improvement in market sentiment in Hong Kong led to a considerable increase in rental income and profits from the Group's Hong Kong properties. Combined with steady growth in the leasing activities of the two Shanghai projects, Plaza 66 and The Grand Gateway, the Group's leasing activities have been performing well during the period under review.

### Hong Kong

The increase in the rental income and profits from our Hong Kong properties came mainly from the commercial, retail and office sectors, where activity has been increasing at a steady pace. Our serviced apartments have also experienced growth, principally as a result of an increase in tourists from the mainland.

### Shanghai

Plaza 66 and The Grand Gateway maintained an almost full occupancy rate during the first half of the financial year, with a steady increase in average rent upon the renewal of tenancies.

## FINANCE

At 31 December 2004, the Group's consolidated net bank borrowings (after deducting cash and bank deposits) totaled HK$2,840.2 million compared to HK$8,529.9 million at 30 June 2004. The significant decrease is mainly due to the receipt of cash from placement of the Company's shares.

On 29 November 2004, the Company placed 370 million new ordinary shares at HK$12 per share with professional and institutional investors, raising approximately HK$4.4 billion. The Group also issued HK$1.5 billion floating rate notes in December 2004.

Following placement of the 370 million new ordinary shares, the market capitalization of the Group increased to HK$44.2 billion as at 31 December 2004 compared to HK$33.2 billion as at 30 June 2004.

## OUTLOOK

The Group has won its first mainland project outside of Shanghai in January 2005. The 4.4 hectares site in the best part of Tianjin will see a world-class shopping mall of approximately 140,000 square meters. Construction is expected to be completed in 2008/09.

Our marketing strategy for property sales is to maximize profit and so will time the release of properties. We also expect our leasing activities to achieve steady growth in line with the recovery seen in the general economy.

The strengthened balance sheet with a rather low debt-to-equity ratio will enable the Group to take advantage of opportunities both in Hong Kong and in the mainland.

## Purchase, Sale or Redemption of Listed Securities

During the accounting period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

## Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 31 December 2004, the directors and their associates had the following interests in the shares and underlying shares of the Company and its associated corporations which were required to be notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to Part XV of the Securities and Futures Ordinance ("SFO") or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or which were required pursuant to Section 352 of the SFO to be entered in the register referred to therein:

| | *The Company* | | | *Hang Lung Group Limited* | | |
|---|---|---|---|---|---|---|
| | Ordinary Shares of HK$1.00 each | | Share Options# (Note 1) | Shares of HK$1.00 each | | Share Options# (Note 2) |
| Name of Directors | Interests in Shares | % of Issued Capital | No. of Shares | Interests in Shares | % of Issued Capital | No. of Shares |
| Ronnie C. Chan | – | – | 5,090,000 | – | – | 5,090,000 |
| S.S. Yin | – | – | – | – | – | – |
| Nelson W.L. Yuen | – | – | 7,126,000 | – | – | 5,500,000 |
| Ronald J. Arculli | 724,346 | 0.02 | – | 1,089,975 | 0.08 | – |
| Laura L.Y. Chen | – | – | – | – | – | – |
| H.K. Cheng | – | – | – | – | – | – |
| Wilfred S.L. Ho | – | – | 3,239,000 | – | – | 2,638,000 |
| P.W. Liu | – | – | – | – | – | – |
| Terry S.Y. Ng | – | – | 3,239,000 | – | – | 2,638,000 |

\# *not yet exercised*

Notes

1. These share options were granted to the named directors on 20 May 2004 under the Share Option Scheme of the Company at exercise price of $9.20 per share, exercisable in 4 tranches, i.e. 25% from 20 May 2005, 25% from 20 May 2006, 25% from 20 May 2007 and 25% from 20 May 2008 , all expiring on 19 May 2014.

2.

| Name | No. of Option Shares | Date Granted | Exercise Price Per Share | Period during which options exercisable |
|---|---|---|---|---|
| Ronnie C. Chan | 5,090,000 | 20 May 2004 | $9.45 | 20 May 2005 to 19 May 2014 * |
| Nelson W.L. Yuen | 2,500,000 | 24 Feb. 2000 | $6.12 | 24 Feb. 2001 to 23 Feb. 2010 |
| | 3,000,000 | 20 May 2004 | $9.45 | 20 May 2005 to 19 May 2014 * |
| Wilfred S.L. Ho | 1,250,000 | 24 Feb. 2000 | $6.12 | 24 Feb. 2001 to 23 Feb. 2010 |
| | 1,388,000 | 20 May 2004 | $9.45 | 20 May 2005 to 19 May 2014 * |
| Terry S.Y. Ng | 1,250,000 | 1 Nov. 2001 | $5.87 | 1 Nov. 2002 to 31 Oct. 2011 |
| | 1,388,000 | 20 May 2004 | $9.45 | 20 May 2005 to 19 May 2014 * |

* These share options were granted to the named directors under the Share Option Scheme of Hang Lung Group Limited, exercisable in 4 tranches, i.e. 25% from 20 May 2005, 25% from 20 May 2006, 25% from 20 May 2007 and 25% from 20 May 2008 , all expiring on 19 May 2014.

Save as disclosed above, none of the directors of the Company or any of their associates had any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporation.

Other than as stated above, at no time during the accounting period was the Company, its holding company or any of their subsidiaries a party to any arrangement to enable the directors of the Company (including their spouse and children under 18 years of age) to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

# Substantial Shareholders' and Other Persons' Interests and Short Positions in Shares and Underlying Shares

As at 31 December 2004, details of substantial shareholders' and other persons' (who are required to disclose their interests pursuant to Part XV of the SFO) interests and short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO are as follows:

(a) Interests in Shares

| Name | No. of Ordinary Shares Held | % of Issued Capital |
|---|---|---|
| CHAN TAN Ching Fen | 1,920,635,670 (Note 1) | 52.15 |
| Cole Limited | 1,920,635,670 (Note 1) | 52.15 |
| Hang Lung Group Limited | 1,892,302,570 (Note 2) | 51.38 |
| Prosperland Housing Limited | 1,267,608,690 (Note 3) | 34.42 |
| Purotat Limited | 354,227,500 (Note 3) | 9.62 |
| The Capital Group Companies, Inc. | 292,970,866 | 7.95 |

Notes

1. These shares were the same parcel of shares held by a trust of which Ms. CHAN TAN Ching Fen was the founder. Cole Limited was deemed to be interested in the ordinary shares held by Hang Lung Group Limited and its subsidiaries, which number of ordinary shares were included in the above-mentioned number of 1,920,635,670.

2. Hang Lung Group Limited was deemed to be interested in the shareholdings of its subsidiaries, viz. 1,267,608,690 ordinary shares held by Prosperland Housing Limited, 354,227,500 ordinary shares held by Purotat Limited, and 270,466,380 ordinary shares held by other subsidiaries.

3. The 1,267,608,690 ordinary shares held by Prosperland Housing Limited and the 354,227,500 ordinary shares held by Purotat Limited were included in the above-mentioned number of 1,892,302,570 ordinary shares held by Hang Lung Group Limited.

(b) Short Positions in Shares and Underlying Shares

Save as disclosed in paragraph (a) above, no other interest required to be recorded in the register kept under Section 336 of the SFO has been notified to the Company.

# Corporate Governance

The Company is committed to a high standard of corporate governance. During the six months period ended 31 December 2004, the principles of corporate governance adopted by the Company were in line with the corporate governance statement set out in our 2003/04 Annual Report which included, inter alia, the Board and the Executive Committee, Nomination and Remuneration Committee, systems of internal control and financial reporting, and code of conduct for employees of the Company.

## AUDIT COMMITTEE

The Audit Committee comprises three independent non-executive directors. It has reviewed this interim report, including the unaudited interim financial statements for the six months ended 31 December 2004 which were not required to be audited, and has recommended their adoption by the Board.

## COMPLIANCE WITH THE CODE OF BEST PRACTICE

None of the directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the accounting period, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules").

## COMPLIANCE WITH MODEL CODE SET OUT IN APPENDIX 10 TO THE LISTING RULES

The Company has adopted a code of conduct regarding securities transactions by directors ("Code of Conduct") on terms no less exacting than the required standard set out in the Model Code set out in Appendix 10 to the Listing Rules ("the Code") and the Company has made specific enquiry of all directors that they have complied with the required standard set out in the Code and the Code of Conduct.

# Condensed Consolidated Income Statement

*For the six months ended 31 December 2004 (Unaudited)*
*(Expressed in Hong Kong dollars)*

| | Note | 2004 $Million | 2003 $Million |
|---|---|---|---|
| Turnover | 2 | 5,088.0 | 1,118.0 |
| Other income | | 22.9 | 80.1 |
| Direct costs and operating expenses | | (2,907.0) | (328.0) |
| Administrative expenses | | (54.7) | (43.1) |
| Profit from operations before finance costs | | 2,149.2 | 827.0 |
| Finance costs | 3 | (85.5) | (135.3) |
| Operating profit | 3 | 2,063.7 | 691.7 |
| Share of results of jointly controlled entities | | 14.4 | 12.1 |
| Profit before taxation | 2(a) | 2,078.1 | 703.8 |
| Taxation | 4 | (352.7) | (119.6) |
| Profit after taxation | | 1,725.4 | 584.2 |
| Minority interests | | (95.4) | (33.2) |
| | | 1,630.0 | 551.0 |
| Preference dividend | 5 | (15.2) | (24.1) |
| Net profit attributable to ordinary shareholders | | 1,614.8 | 526.9 |
| Interim dividend at 13¢ (2003: 11¢) per ordinary share | | 478.8 | 331.9 |
| Earnings per ordinary share | 6 | | |
| Basic | | 48.3¢ | 18.2¢ |
| Diluted | | 48.0¢ | 17.9¢ |

The annexed notes form part of the interim financial statements.

# Condensed Consolidated Balance Sheet

*At 31 December 2004 (Unaudited)*
*(Expressed in Hong Kong dollars)*

| | Note | 31/12/2004 $Million | 30/6/2004 $Million |
|---|---|---|---|
| **ASSETS** | | | |
| **Non-current assets** | | | |
| Fixed assets | | 31,834.5 | 31,760.7 |
| Interest in jointly controlled entities | | 438.0 | 441.4 |
| Loans and investments | | 9.7 | 10.3 |
| | | 32,282.2 | 32,212.4 |
| **Current assets** | | | |
| Inventories | | 10,318.9 | 12,022.6 |
| Trade and other receivables | 7 | 3,881.5 | 1,846.3 |
| Cash and deposits with banks | | 6,564.7 | 1,062.6 |
| | | 20,765.1 | 14,931.5 |
| **Current liabilities** | | | |
| Trade and other payables | 8 | 2,539.1 | 2,182.5 |
| Taxation | | 496.2 | 576.8 |
| Preference dividend payable | | 3.1 | 20.1 |
| Floating rate notes due 2004 | | — | 540.0 |
| | | 3,038.4 | 3,319.4 |
| **Net current assets** | | 17,726.7 | 11,612.1 |
| **Total assets less current liabilities** | | 50,008.9 | 43,824.5 |

| | Note | 31/12/2004 $Million | 30/6/2004 $Million |
|---|---|---|---|
| Non-current liabilities | | | |
| Bank loans | | 9,404.9 | 9,592.5 |
| Floating rate notes due 2009 | | 1,500.0 | — |
| Deferred taxation | | 667.1 | 616.7 |
| Other long term liabilities | | 676.7 | 706.9 |
| | | 12,248.7 | 10,916.1 |
| Minority interests | | 914.2 | 934.7 |
| NET ASSETS | | 36,846.0 | 31,973.7 |
| CAPITAL AND RESERVES | | | |
| Share capital | 9 | 4,117.6 | 3,863.5 |
| Reserves | 10 | 32,728.4 | 28,110.2 |
| Shareholders' funds | | 36,846.0 | 31,973.7 |

The annexed notes form part of the interim financial statements.

# Condensed Consolidated Statement of Changes in Equity

*For the six months ended 31 December 2004 (Unaudited)*
*(Expressed in Hong Kong dollars)*

| | 2004 $Million | 2003 $Million |
|---|---|---|
| Total equity at 1 July | 31,973.7 | 24,633.0 |
| Issue of ordinary shares | 4,346.5 | — |
| Net profit for the period | 1,614.8 | 526.9 |
| Final ordinary dividend in respect of previous year | (1,089.0) | (837.9) |
| Capital reserve realised on property disposal | — | (5.6) |
| Total equity at 31 December | 36,846.0 | 24,316.4 |

The annexed notes form part of the interim financial statements.

# Condensed Consolidated Cash Flow Statement

*For the six months ended 31 December 2004 (Unaudited)*
*(Expressed in Hong Kong dollars)*

| | Note | 2004 $Million | 2003 $Million |
|---|---|---|---|
| Operating profit before changes in working capital | | 2,133.1 | 749.0 |
| Decrease/(Increase) in inventories | | 1,301.9 | (834.6) |
| Other changes in working capital | | (1,220.2) | 32.3 |
| Cash generated from/(used in) operations | | 2,214.8 | (53.3) |
| Hong Kong profits tax paid | | (380.5) | (229.9) |
| Net cash generated from/(used in) operating activities | | 1,834.3 | (283.2) |
| Net cash used in investing activities | | (87.5) | (96.2) |
| Net cash generated from financing activities | | 3,755.3 | 381.0 |
| Increase in cash and cash equivalents | | 5,502.1 | 1.6 |
| Cash and cash equivalents at 1 July | | 1,062.6 | 1,103.8 |
| Cash and cash equivalents at 31 December | 11 | 6,564.7 | 1,105.4 |

The annexed notes form part of the interim financial statements.

Notes

1. BASIS OF PREPARATION

The unaudited interim financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The accounting policies and methods of computation used in the preparation of the interim financial statements are the same as those used in the annual financial statements for the year ended 30 June 2004.

2. TURNOVER AND SEGMENT INFORMATION

| | Segment revenue | | Segment results | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| | $Million | $Million | $Million | $Million |
| (a) Business segment | | | | |
| Property sales | | | | |
| - development properties | 3,906.2 | — | 1,294.5 | — |
| - investment properties | — | 35.2 | — | 7.3 |
| | 3,906.2 | 35.2 | 1,294.5 | 7.3 |
| Property leasing | 1,181.8 | 1,082.8 | 886.5 | 782.7 |
| | 5,088.0 | 1,118.0 | 2,181.0 | 790.0 |
| Other income | | | 22.9 | 80.1 |
| Administrative expenses | | | (54.7) | (43.1) |
| Finance costs | | | (85.5) | (135.3) |
| Operating profit | | | 2,063.7 | 691.7 |
| Share of results of jointly controlled entities | | | | |
| - property leasing | | | 14.4 | 12.1 |
| Profit before taxation | | | 2,078.1 | 703.8 |
| (b) Geographical segment | | | | |
| Group | | | | |
| Hong Kong | 4,811.2 | 889.4 | 1,976.2 | 626.3 |
| Mainland China | 276.8 | 228.6 | 204.8 | 163.7 |
| | 5,088.0 | 1,118.0 | 2,181.0 | 790.0 |
| Jointly controlled entities | | | | |
| Hong Kong | | | 14.4 | 12.1 |

3. OPERATING PROFIT

| | 2004<br>$Million | 2003<br>$Million |
|---|---|---|
| Operating profit is arrived at after charging: | | |
| Finance costs | | |
| Interest on borrowings | 94.2 | 176.5 |
| Other ancillary borrowing costs | 7.1 | 19.9 |
| Total borrowing costs | 101.3 | 196.4 |
| Less: Borrowing costs capitalised | (15.8) | (61.1) |
| | 85.5 | 135.3 |
| Included in cost of property sales: | | |
| Cost of inventories | 2,495.7 | — |
| Cost of investment properties | — | 27.9 |
| Staff costs, including contribution to retirement schemes of $7.8 million (2003: $7.9 million) | 103.8 | 107.5 |
| Depreciation | 6.8 | 8.0 |
| and after crediting: | | |
| Interest income | 22.9 | 3.9 |

4. TAXATION

Provision for Hong Kong Profits Tax and PRC Income Tax is calculated at 17.5% and 33% respectively on the estimated assessable profits for the period.

| | 2004<br>$Million | 2003<br>$Million |
|---|---|---|
| Provision for Hong Kong Profits Tax | | |
| Tax for the period | 300.0 | 72.2 |
| Share of jointly controlled entities | 2.2 | 2.1 |
| | 302.2 | 74.3 |
| Deferred taxation | | |
| Origination and reversal of temporary differences | 50.3 | 45.1 |
| Share of jointly controlled entities | 0.2 | 0.2 |
| | 50.5 | 45.3 |
| | 352.7 | 119.6 |

5. PREFERENCE DIVIDEND

The convertible cumulative preference shares of $7,500 each issued in November 1993 bear dividend at 5.5% per annum on a reference amount of US$1,000 each. The preference dividend is in respect of the six months ended 31 December 2004.

6. EARNINGS PER ORDINARY SHARE

(a) The calculation of basic earnings per ordinary share is based on the net profit attributable to ordinary shareholders of $1,614.8 million (2003: $526.9 million) and the weighted average number of 3,347.0 million (2003: 2,889.3 million) ordinary shares in issue during the period.

(b) The calculation of diluted earnings per ordinary share is based on the adjusted net profit attributable to ordinary shareholders of $1,629.9 million (2003: $584.2 million) and the weighted average number of 3,397.2 million (2003: 3,272.7 million) ordinary shares after adjusting for the effects of all dilutive potential ordinary shares.

7. TRADE AND OTHER RECEIVABLES

Included in trade and other receivables are trade debtors with the following ageing analysis:

| | 31/12/2004 $Million | 30/6/2004 $Million |
|---|---|---|
| Within 1 month | 3,338.1 | 1,774.1 |
| 1 - 3 months | 3.9 | 3.7 |
| Over 3 months | 3.0 | 3.5 |
| | 3,345.0 | 1,781.3 |

The Group maintains a defined credit policy. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

8. TRADE AND OTHER PAYABLES

Included in trade and other payables are trade creditors with the following ageing analysis:

| | 31/12/2004 $Million | 30/6/2004 $Million |
|---|---|---|
| Within 1 month | 628.7 | 396.9 |
| Over 3 months | 143.9 | 781.2 |
| | 772.6 | 1,178.1 |

9. SHARE CAPITAL

| | Number of shares ('000) | $Million |
|---|---|---|
| Issued and fully paid | | |
| *Ordinary shares of $1 each* | | |
| At 1 July 2004 | 3,299,901 | 3,299.9 |
| Issue of shares (Note i) | 370,000 | 370.0 |
| Convertible cumulative preference shares conversion (Note ii) | 13,186 | 13.2 |
| At 31 December 2004 | 3,683,087 | 3,683.1 |
| *Convertible cumulative preference shares of $7,500 each* | | |
| At 1 July 2004 | 75 | 563.6 |
| Shares converted into ordinary shares | (17) | (129.1) |
| At 31 December 2004 | 58 | 434.5 |
| Total at 31 December 2004 | | 4,117.6 |

(i) On 9 December 2004, 370 million ordinary shares of $1 each were issued at a premium of $11 per share which were fully paid in cash.

(ii) During the period, 17,215 convertible cumulative preference shares were converted which resulted in the issue of 13,186,690 ordinary shares of the Company. As at balance sheet date, the number of outstanding convertible cumulative preference shares is 57,935 (30/6/2004: 75,150) with conversion rights to 44,378,210 (30/6/2004: 57,564,900) ordinary shares, exercisable at any time from 26 December 1993.

Share Option Scheme

At 31 December 2004, the directors and employees had the following interests in options to subscribe for ordinary shares of the Company ("Share Options") granted at nominal consideration under the Share Option Scheme of the Company. Each Share Option gives the holder the right to subscribe for one ordinary share.

The movements of Share Options during the period are as follows:

| | Number of Share Options outstanding on 1 July 2004 | Number of Share Options lapsed during the period | Number of Share Options outstanding on 31 December 2004 | Date granted | Period during which options are exercisable | Exercise price $ |
|---|---|---|---|---|---|---|
| Directors | 18,694,000 | — | 18,694,000 | 20 May 2004 | 20 May 2005 to 19 May 2014 | 9.20 |
| Employees | 10,867,000 | (200,000) | 10,667,000 | 20 May 2004 | 20 May 2005 to 19 May 2014 | 9.20 |
| Total | 29,561,000 | (200,000) | 29,361,000 | | | |

No Share Options have been granted during the period.

## 10. RESERVES

| | Share premium $Million | Investment property revaluation reserves $Million | Capital reserve on consolidation $Million | Capital redemption reserve $Million | Exchange reserve $Million | Retained profits $Million | Total $Million |
|---|---|---|---|---|---|---|---|
| At 1 July 2004 | 11,520.5 | 6,493.3 | 275.3 | 1,559.5 | 13.8 | 8,247.8 | 28,110.2 |
| Issue of ordinary shares | 3,976.5 | — | — | — | — | — | 3,976.5 |
| Conversion of convertible cumulative preference shares | — | — | — | 115.9 | — | — | 115.9 |
| Net profit for the period | — | — | — | — | — | 1,614.8 | 1,614.8 |
| Ordinary dividend paid | — | — | — | — | — | (1,089.0) | (1,089.0) |
| At 31 December 2004 | 15,497.0 | 6,493.3 | 275.3 | 1,675.4 | 13.8 | 8,773.6 | 32,728.4 |

## 11. NOTE TO THE CONDENSED CONSOLIDATED CASH FLOW STATEMENT

Analysis of the balances of cash and cash equivalents

| | 2004 $Million | 2003 $Million |
|---|---|---|
| Cash and deposits with banks | 6,564.7 | 1,105.4 |

## 12. COMMITMENTS

Capital commitments outstanding at 31 December 2004 not provided for in the financial statements were as follows:

| | 31/12/2004 $Million | 30/6/2004 $Million |
|---|---|---|
| Contracted for | 191.6 | 92.6 |
| Authorised but not contracted for | 677.1 | 813.5 |
| | 868.7 | 906.1 |

## 13. RELATED PARTY TRANSACTIONS

A fellow subsidiary of the Company contributed funds as capital investment, to a subsidiary of the Company for the development of Plaza 66, a property project in Shanghai. The amount outstanding at 31 December 2004 was $273.8 million (30/6/2004 : $282.4 million).

# Financial Briefs & Calendar

| Financial Briefs | 31/12/2004 HK$ Million |
| --- | --- |
| Total assets | 53,047.3 |
| Shareholders' funds | 36,846.0 |
| Turnover | 5,088.0 |
| Net profit attributable to ordinary shareholders | 1,614.8 |
| Per ordinary share data | |
| Earnings - Basic | 48.3¢ |
| - Diluted | 48.0¢ |
| Interim dividend | 13.0¢ |
| Net assets | $10.0 |
| Debt-to-equity ratio* | 11.8% |
| Number of ordinary shares outstanding (in million) | 3,683.1 |

| Financial Calendar | |
| --- | --- |
| Financial period | 1 July 2004 to 31 December 2004 |
| Interim results announced | 3 March 2005 |
| Latest time to lodge transfers | 4:00 p.m. on 24 March 2005 |
| Closure of ordinary share register | 29 March to 31 March 2005 (both days inclusive) |
| Record date for interim ordinary dividend | 31 March 2005 |
| Interim ordinary dividend payable | 22 April 2005 |

* Debt-to-equity ratio represents net debt over equity plus net debt. Net debt represents bank loans, floating rate notes and finance lease obligations, less cash and deposits with banks. Equity comprises shareholders' funds and minority interests.

恒隆地產
HANG LUNG PROPERTIES

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED

# 中期報告2004-2005

## 展望

本集團對香港未來數年之住宅價格相對安心。近期普羅大眾之住宅之銷情雖非如人們所想之強勁，但展望兩年後樓市將漸現供應短缺。因此，本集團並不急於沽售手頭項目。基於此原因，本財政年度下半年之溢利增長，將不會如上半年之凌厲，而鑑於二零零三／二零零四財政年度之物業銷售幾乎全數在下半年進行，故該比較基準亦顯著較高。然而，由於香港物業之租金收入持續上升，而上海項目之租金收入亦保持堅穩，倘無不可預見之情況發生，全年度之業績應可令人滿意。

本集團未來會考慮重新發展或出售濱景園及御峰等投資物業，再加上位於跑馬地藍塘道之新項目，應可確保溢利增長持續至二零零八／二零零九年度。現正興建之八萬一千平方米上海租賃物業，屆時將可全面提供溢利。

此外，位於天津市之新購物商場於二零零八／二零零九年度應接近落成，而本人盼望於一、兩年內公布之其他內地大型新項目，亦可望於其後不久落成。本集團將持有大部份該等商場作為長線投資，藉以確保集團享有穩步上升之優質租金收入。管理層對有關前景甚為振奮。

*主席*
**陳啟宗**

香港，二零零五年三月三日

## 概覽

受惠於二零零四年物業市道之復甦，尤其豪宅市道，本集團於本財政年度上半年表現強勁。截至二零零四年十二月三十一日止六個月之營業額上升百分之三百五十五點一，達港幣五十億八千八百萬元，主要由於本集團住宅項目君臨天下、碧海藍天及君逸山均以可觀價格取得強勁銷售。在強勁之物業銷售及租金收入之穩健增長帶動下，普通股股東於截至二零零四年十二月三十一日止六個月之應佔純利上升百分之二百零六點五，達港幣十六億一千四百八十萬元。

財務費用為港幣八千五百五十萬元，下降百分之三十六點八，主要由於本集團之可換股債券被轉換，故節省利息支出所致。

董事局宣布派發中期股息每股普通股一角三仙，較去年同期增加百分之十八點二。中期股息將於二零零五年四月二十二日派發予於二零零五年三月三十一日名列股東名冊之普通股股東，而暫停辦理股份過戶登記之日期為二零零五年三月二十九日至二零零五年三月三十一日（首尾兩天包括在內）。如欲符合獲派普通股中期股息之資格，所有過戶文件連同有關股票，最遲必須於二零零五年三月二十四日下午四時前送達本公司之股票過戶及登記處香港中央證券登記有限公司，以便辦理過戶手續。

## 物業發展及銷售

### 香港

本集團於回顧期內推出之大型住宅項目，包括位於機場鐵路九龍站上蓋之君臨天下、位於何文田之君逸山及位於西九龍之碧海藍天，均獲市場熱烈反應，並以可觀之價格銷售。本財政年度首六個月內，君臨天下以每平方呎平均價港幣一萬二千九百元售出合共四十七個單位；碧海藍天以每平方呎平均價港幣四千六百元售出七百八十個單位；君逸山以每平方呎平均價港幣五千一百元售出一百七十二個單位。同樣位於西九龍之浪澄灣於回顧期內獲發入伙紙，預期將於二零零六年推出市場。

### 上海

位於南京西路之恒隆廣場，現正興建第二幢辦公室大樓，其施工進度理想，預期可於二零零六年落成。

## 物業租賃

本財政年度上半年內，物業租賃業務之除稅前溢利為港幣八億八千六百五十萬元，增加百分之十三點三。香港市道普遍好轉，令本集團香港物業之租金收入及溢利享有可觀升幅，再加上兩項上海物業恒隆廣場和港匯廣場之租務穩健增長，故本集團之物業租賃業務於回顧期內表現出色。

### 香港

本集團旗下商場、商舖及寫字樓物業之租賃業務穩步上升，為本集團香港物業之租金收入及溢利增長提供主要動力。本集團之服務式寓所物業亦錄得增長，主要由於內地訪港旅客增加所致。

## 上海

本財政年度上半年內，恒隆廣場和港匯廣場保持近乎百分之一百之租出率，續訂租約之平均租金均穩步增長。

## 財務

於二零零四年十二月三十一日，本集團之綜合銀行借貸淨額（扣除現金及銀行存款）合共港幣二十八億四千零二十萬元，二零零四年六月三十日則為港幣八十五億二千九百九十萬元。該項金額顯著下降，主要由於本公司透過股份配售所得現金收入所致。

二零零四年十一月二十九日，本公司向專業及機構投資者配售三億七千萬股普通股新股份，每股作價港幣十二元，集資所得款項約為港幣四十四億元。本集團並於二零零四年十二月發行本金總額港幣十五億元之浮息票據。

配售三億七千萬股普通股新股份後，本集團於二零零四年十二月三十一日之市值上升至港幣四百四十二億元，二零零四年六月三十日之市值則為港幣三百三十二億元。

## 展望

本集團於二零零五年一月取得上海以外之首個內地物業發展項目。該項目座落於天津市之黃金地帶，佔地四點四公頃，將發展為一個樓面面積約達十四萬平方米之世界級購物商場，預期可於二零零八／零九年度落成。

本集團之市場銷售策略乃為爭取最大利潤，故會選擇最佳時機以推出物業，並期望集團之物業租賃業務可取得與整體經濟復甦相若之穩健增長。

隨著資產增加，加上償項與股權比率頗低，本集團可更佳地掌握香港和內地之良機。

## 購回、出售或贖回上市證券

於會計期內，本公司或其任何附屬公司均無購回、出售或贖回本公司之任何上市證券。

## 董事於股份、相關股份及債權證之權益及淡倉

根據證券及期貨條例(「證券條例」)第XV部或根據上市公司董事進行證券交易的標準守則須知會本公司及香港聯合交易所有限公司，或根據證券條例第三百五十二條規定須予備存之登記冊所記錄，董事及其聯繫人於二零零四年十二月三十一日持有本公司及其相聯法團之股份及相關股份之權益如下：

| | 本公司 | | | 恒隆集團有限公司 | | |
|---|---|---|---|---|---|---|
| | 每股面值港幣一元之普通股股份 | | 股份期權# (附註1) | 每股面值港幣一元之股份 | | 股份期權# (附註2) |
| 董事姓名 | 股份權益 | 已發行股本之百分率 | 股份數目 | 股份權益 | 已發行股本之百分率 | 股份數目 |
| 陳啟宗 | – | – | 5,090,000 | – | – | 5,090,000 |
| 殷尚賢 | – | – | – | – | – | – |
| 袁偉良 | – | – | 7,126,000 | – | – | 5,500,000 |
| 夏佳理 | 724,346 | 0.02 | – | 1,089,975 | 0.08 | – |
| 陳樂怡 | – | – | – | – | – | – |
| 鄭漢鈞 | – | – | – | – | – | – |
| 何世良 | – | – | 3,239,000 | – | – | 2,638,000 |
| 廖柏偉 | – | – | – | – | – | – |
| 吳士元 | – | – | 3,239,000 | – | – | 2,638,000 |

\# *尚未行使*

附註

1. 於二零零四年五月二十日，本公司根據股份期權計劃，向該等列名董事授予股份期權，行使價為每股九元二角，有關期權可分四期行使，於二零零五年五月二十日起可行使百分之二十五，二零零六年五月二十日起可行使百分之二十五，二零零七年五月二十日起可行使百分之二十五，二零零八年五月二十日起可行使百分之二十五，而全部股份期權之行使期將於二零一四年五月十九日屆滿。

2.

| 姓名 | 股份期權股數 | 授出日期 | 每股股份行使價 | 股份期權之行使期 |
|---|---|---|---|---|
| 陳啟宗 | 5,090,000 | 二零零四年五月二十日 | 9.45元 | 二零零五年五月二十日至二零一四年五月十九日* |
| 袁偉良 | 2,500,000 | 二零零零年二月二十四日 | 6.12元 | 二零零一年二月二十四日至二零一零年二月二十三日 |
| | 3,000,000 | 二零零四年五月二十日 | 9.45元 | 二零零五年五月二十日至二零一四年五月十九日* |
| 何世良 | 1,250,000 | 二零零零年二月二十四日 | 6.12元 | 二零零一年二月二十四日至二零一零年二月二十三日 |
| | 1,388,000 | 二零零四年五月二十日 | 9.45元 | 二零零五年五月二十日至二零一四年五月十九日* |
| 吳士元 | 1,250,000 | 二零零一年十一月一日 | 5.87元 | 二零零二年十一月一日至二零一一年十月三十一日 |
| | 1,388,000 | 二零零四年五月二十日 | 9.45元 | 二零零五年五月二十日至二零一四年五月十九日* |

* 恒隆集團有限公司根據股份期權計劃，向該等列名董事授予股份期權。有關期權可分四期行使，於二零零五年五月二十日起可行使百分之二十五，二零零六年五月二十日起可行使百分之二十五，二零零七年五月二十日起可行使百分之二十五，二零零八年五月二十日起可行使百分之二十五，而全部股份期權之行使期將於二零一四年五月十九日屆滿。

除以上所披露外，並無本公司董事或彼等之任何聯繫人持有本公司或任何相聯法團之股份、相關股份或債權證中之權益及淡倉。

除以上所述外，於會計期內任何時間，本公司或其控股公司或其任何附屬公司概無作出任何安排使本公司董事(包括彼等之配偶及未滿十八歲之子女)可藉購入本公司或任何其他機構之股份或債權證而獲益。

# 簡明綜合收益表

*截至二零零四年十二月三十一日止六個月(未經審核)*
*(以港幣為單位)*

| | 附註 | 二零零四年 百萬元 | 二零零三年 百萬元 |
|---|---|---|---|
| 營業額 | 2 | 5,088.0 | 1,118.0 |
| 其他收入 | | 22.9 | 80.1 |
| 直接成本及營業費用 | | (2,907.0) | (328.0) |
| 行政費用 | | (54.7) | (43.1) |
| 未計財務費用前之營業溢利 | | 2,149.2 | 827.0 |
| 財務費用 | 3 | (85.5) | (135.3) |
| 營業溢利 | 3 | 2,063.7 | 691.7 |
| 應佔合營公司業績 | | 14.4 | 12.1 |
| 除税前溢利 | 2(甲) | 2,078.1 | 703.8 |
| 税項 | 4 | (352.7) | (119.6) |
| 除税後溢利 | | 1,725.4 | 584.2 |
| 少數股東權益 | | (95.4) | (33.2) |
| | | 1,630.0 | 551.0 |
| 優先股股息 | 5 | (15.2) | (24.1) |
| 普通股股東應佔純利 | | 1,614.8 | 526.9 |
| 普通股中期股息每股十三仙（二零零三年：每股十一仙） | | 478.8 | 331.9 |
| 每股普通股盈利 | 6 | | |
| 基本 | | 48.3仙 | 18.2仙 |
| 攤薄 | | 48.0仙 | 17.9仙 |

附註乃中期財務報表之一部份。

# 簡明綜合資產負債表

*二零零四年十二月三十一日(未經審核)*
*(以港幣為單位)*

| | 附註 | 二零零四年<br>十二月三十一日<br>百萬元 | 二零零四年<br>六月三十日<br>百萬元 |
|---|---|---|---|
| **資產** | | | |
| **非流動資產** | | | |
| 固定資產 | | 31,834.5 | 31,760.7 |
| 合營公司權益 | | 438.0 | 441.4 |
| 貸款及投資 | | 9.7 | 10.3 |
| | | 32,282.2 | 32,212.4 |
| **流動資產** | | | |
| 存貨 | | 10,318.9 | 12,022.6 |
| 應收賬款及其他應收款 | 7 | 3,881.5 | 1,846.3 |
| 現金及銀行存款 | | 6,564.7 | 1,062.6 |
| | | 20,765.1 | 14,931.5 |
| **流動負債** | | | |
| 應付賬款及其他應付款 | 8 | 2,539.1 | 2,182.5 |
| 税項 | | 496.2 | 576.8 |
| 應付優先股股息 | | 3.1 | 20.1 |
| 於二零零四年到期贖回之浮息票據 | | — | 540.0 |
| | | 3,038.4 | 3,319.4 |
| **流動資產淨值** | | 17,726.7 | 11,612.1 |
| **資產總值減流動負債** | | 50,008.9 | 43,824.5 |

| | 附註 | 二零零四年十二月三十一日 百萬元 | 二零零四年六月三十日 百萬元 |
|---|---|---|---|
| **非流動負債** | | | |
| 銀行貸款 | | 9,404.9 | 9,592.5 |
| 於二零零九年到期贖回之浮息票據 | | 1,500.0 | — |
| 遞延稅項 | | 667.1 | 616.7 |
| 其他長期負債 | | 676.7 | 706.9 |
| | | 12,248.7 | 10,916.1 |
| **少數股東權益** | | 914.2 | 934.7 |
| **資產淨值** | | 36,846.0 | 31,973.7 |
| **資本及儲備** | | | |
| 股本 | 9 | 4,117.6 | 3,863.5 |
| 儲備 | 10 | 32,728.4 | 28,110.2 |
| 股東權益 | | 36,846.0 | 31,973.7 |

附註乃中期財務報表之一部份。

# 簡明綜合權益變動表

*截至二零零四年十二月三十一日止六個月（未經審核）*
（以港幣為單位）

| | 二零零四年<br>百萬元 | 二零零三年<br>百萬元 |
|---|---|---|
| 於七月一日之總權益 | 31,973.7 | 24,633.0 |
| 發行普通股 | 4,346.5 | — |
| 期內純利 | 1,614.8 | 526.9 |
| 去年度之末期普通股股息 | (1,089.0) | (837.9) |
| 出售物業所變現之資本儲備 | — | (5.6) |
| 於十二月三十一日之總權益 | 36,846.0 | 24,316.4 |

附註乃中期財務報表之一部份。

# 簡明綜合現金流量表

*截至二零零四年十二月三十一日止六個月（未經審核）*
（以港幣為單位）

| | 附註 | **二零零四年 百萬元** | 二零零三年 百萬元 |
|---|---|---|---|
| 未計入營運成本變動之營業溢利 | | 2,133.1 | 749.0 |
| 存貨之減少／（增加） | | 1,301.9 | (834.6) |
| 其他營運成本變動 | | (1,220.2) | 32.3 |
| 來自／（用於）營業運作之現金 | | 2,214.8 | (53.3) |
| 已付香港利得稅 | | (380.5) | (229.9) |
| 來自／（用於）營業運作之現金淨額 | | 1,834.3 | (283.2) |
| 用於投資業務之現金淨額 | | (87.5) | (96.2) |
| 來自融資業務之現金淨額 | | 3,755.3 | 381.0 |
| 現金及現金等價物之增加 | | 5,502.1 | 1.6 |
| 於七月一日之現金及現金等價物 | | 1,062.6 | 1,103.8 |
| 於十二月三十一日之現金及現金等價物 | 11 | 6,564.7 | 1,105.4 |

附註乃中期財務報表之一部份。

附註

1. **編製基準**

未經審核中期財務報表已根據《會計實務準則》第二十五號「中期財務報告」及香港聯合交易所有限公司證券上市規則附錄十六編製。編製中期財務報表時使用之會計政策及計算方法，與編製截至二零零四年六月三十日止年度之年度財務報表所用者相同。

2. **營業額及分部資料**

| | 分部收入 | | 分部業績 | |
|---|---|---|---|---|
| | 二零零四年<br>百萬元 | 二零零三年<br>百萬元 | 二零零四年<br>百萬元 | 二零零三年<br>百萬元 |
| (甲) 業務分部 | | | | |
| 物業銷售 | | | | |
| 一發展物業 | 3,906.2 | — | 1,294.5 | — |
| 一投資物業 | — | 35.2 | — | 7.3 |
| | 3,906.2 | 35.2 | 1,294.5 | 7.3 |
| 物業租賃 | 1,181.8 | 1,082.8 | 886.5 | 782.7 |
| | 5,088.0 | 1,118.0 | 2,181.0 | 790.0 |
| 其他收入 | | | 22.9 | 80.1 |
| 行政費用 | | | (54.7) | (43.1) |
| 財務費用 | | | (85.5) | (135.3) |
| 營業溢利 | | | 2,063.7 | 691.7 |
| 應佔合營公司業績一物業租賃 | | | 14.4 | 12.1 |
| 除税前溢利 | | | 2,078.1 | 703.8 |
| (乙) 地區分部 | | | | |
| 集團 | | | | |
| 香港 | 4,811.2 | 889.4 | 1,976.2 | 626.3 |
| 中國大陸 | 276.8 | 228.6 | 204.8 | 163.7 |
| | 5,088.0 | 1,118.0 | 2,181.0 | 790.0 |
| 合營公司 | | | | |
| 香港 | | | 14.4 | 12.1 |

3. **營業溢利**

| | 二零零四年<br>百萬元 | 二零零三年<br>百萬元 |
|---|---|---|
| 營業溢利已扣除下列各項： | | |
| 財務費用 | | |
| 借貸利息 | 94.2 | 176.5 |
| 其他輔助借貸支出 | 7.1 | 19.9 |
| 借貸支出總額 | 101.3 | 196.4 |
| 減：借貸支出資本化 | (15.8) | (61.1) |
| | 85.5 | 135.3 |
| 物業銷售成本包括： | | |
| 存貨成本 | 2,495.7 | — |
| 投資物業成本 | — | 27.9 |
| 職工成本，包括退休計劃供款七百八十萬元（二零零三年：七百九十萬元） | 103.8 | 107.5 |
| 折舊 | 6.8 | 8.0 |
| 並已計入： | | |
| 利息收入 | 22.9 | 3.9 |

4. **稅項**

香港利得稅及中國企業所得稅稅項準備乃按期內之估計應課稅溢利分別乘以百分之十七點五及百分之三十三計算。

| | 二零零四年<br>百萬元 | 二零零三年<br>百萬元 |
|---|---|---|
| 香港利得稅準備 | | |
| 期內稅項 | 300.0 | 72.2 |
| 應佔合營公司 | 2.2 | 2.1 |
| | 302.2 | 74.3 |
| 遞延稅項 | | |
| 源自及撥回暫時性差額 | 50.3 | 45.1 |
| 應佔合營公司 | 0.2 | 0.2 |
| | 50.5 | 45.3 |
| | 352.7 | 119.6 |

5. **優先股股息**

就一九九三年十一月所發行之每股面值七千五百元之可換股累積優先股乃按每一千美元年息五點五厘計算股息。優先股股息計算截至二零零四年十二月三十一日止六個月。

6. **每股普通股盈利**

(甲) 每股普通股基本盈利乃按期內之普通股股東應佔純利十六億一千四百八十萬元(二零零三年：五億二千六百九十萬元)及期內已發行普通股之加權平均股數三十三億四千七百萬股(二零零三年：二十八億八千九百三十萬股)計算。

(乙) 每股普通股攤薄盈利乃按經調整後之普通股股東應佔純利十六億二千九百九十萬元(二零零三年：五億八千四百二十萬元)及計入所有潛在攤薄盈利股份之影響後之普通股加權平均股數三十三億九千七百二十萬股(二零零三年：三十二億七千二百七十萬股)計算。

7. **應收賬款及其他應收款**

已計入應收賬款及其他應收款之應收賬款其賬齡分析如下：

| | 二零零四年十二月三十一日<br>百萬元 | 二零零四年六月三十日<br>百萬元 |
|---|---|---|
| 一個月內 | 3,338.1 | 1,774.1 |
| 一至三個月 | 3.9 | 3.7 |
| 三個月以上 | 3.0 | 3.5 |
| | 3,345.0 | 1,781.3 |

本集團設有特定之信貸政策，並定期編製應收賬款之賬齡分析及作出密切監察，以便把任何與應收賬款有關之信貸風險減至最低。

8. **應付賬款及其他應付款**

已計入應付賬款及其他應付款之應付賬款其賬齡分析如下：

| | 二零零四年十二月三十一日<br>百萬元 | 二零零四年六月三十日<br>百萬元 |
|---|---|---|
| 一個月內 | 628.7 | 396.9 |
| 三個月以上 | 143.9 | 781.2 |
| | 772.6 | 1,178.1 |

## 9. 股本

| | 股份數目（千股） | 百萬元 |
|---|---|---|
| 已發行及繳足 | | |
| *每股面值一元之普通股* | | |
| 於二零零四年七月一日 | 3,299,901 | 3,299.9 |
| 發行股份（附註i） | 370,000 | 370.0 |
| 從可換股累積優先股轉換（附註ii） | 13,186 | 13.2 |
| **於二零零四年十二月三十一日** | 3,683,087 | 3,683.1 |
| *每股面值七千五百元之可換股累積優先股* | | |
| 於二零零四年七月一日 | 75 | 563.6 |
| 已轉換至普通股 | (17) | (129.1) |
| **於二零零四年十二月三十一日** | 58 | 434.5 |
| **於二零零四年十二月三十一日之總數** | | 4,117.6 |

(i) 於二零零四年十二月九日，每股面值一元之三億七千萬股普通股已按溢價每股十一元發行，該等股份已以現金繳足。

(ii) 於期內，一萬七千二百一十五股可換股累積優先股已轉換為本公司一千三百一十八萬六千六百九十股普通股。於結算日並未換股之五萬七千九百三十五股（二零零四年六月三十日：七萬五千一百五十股）可換股累積優先股，附有可轉換四千四百三十七萬八千二百一十股（二零零四年六月三十日：五千七百五十六萬四千九百股）普通股之換股權。有關換股權可由一九九三年十二月二十六日起隨時行使。

**股份期權計劃**

於二零零四年十二月三十一日，董事及僱員於根據本公司股份期權計劃按象徵式代價授出可認購本公司普通股之期權（「股份期權」）中擁有下列權益。每份股份期權給予持有人權利認購一股普通股。

期內股份期權變動如下：

| | 於二零零四年七月一日尚未被行使之股份期權數目 | 期內失效之股份期權數目 | 於二零零四年十二月三十一日尚未被行使之股份期權數目 | 授出日期 | 股份期權之行使期 | 行使價 元 |
|---|---|---|---|---|---|---|
| 董事 | 18,694,000 | — | 18,694,000 | 二零零四年五月二十日 | 二零零五年五月二十日至二零一四年五月十九日 | 9.20 |
| 僱員 | 10,867,000 | (200,000) | 10,667,000 | 二零零四年五月二十日 | 二零零五年五月二十日至二零一四年五月十九日 | 9.20 |
| 總計 | 29,561,000 | (200,000) | 29,361,000 | | | |

期內並無授出股份期權。

10. 儲備

| | 股份溢價 百萬元 | 投資物業重估儲備 百萬元 | 編製綜合賬而產生之資本儲備 百萬元 | 資本贖回儲備 百萬元 | 匯兌儲備 百萬元 | 保留溢利 百萬元 | 總額 百萬元 |
|---|---|---|---|---|---|---|---|
| 於二零零四年七月一日 | 11,520.5 | 6,493.3 | 275.3 | 1,559.5 | 13.8 | 8,247.8 | 28,110.2 |
| 發行普通股 | 3,976.5 | — | — | — | — | — | 3,976.5 |
| 轉換可換股累積優先股 | — | — | — | 115.9 | — | — | 115.9 |
| 期內純利 | — | — | — | — | — | 1,614.8 | 1,614.8 |
| 派發普通股股息 | — | — | — | — | — | (1,089.0) | (1,089.0) |
| 於二零零四年十二月三十一日 | 15,497.0 | 6,493.3 | 275.3 | 1,675.4 | 13.8 | 8,773.6 | 32,728.4 |

11. 簡明綜合現金流量表附註

現金及現金等價物結餘之分析

| | 二零零四年 百萬元 | 二零零三年 百萬元 |
|---|---|---|
| 現金及銀行存款 | 6,564.7 | 1,105.4 |

12. 承擔

於二零零四年十二月三十一日尚未入賬之資本承擔如下：

| | 二零零四年十二月三十一日 百萬元 | 二零零四年六月三十日 百萬元 |
|---|---|---|
| 已簽約 | 191.6 | 92.6 |
| 已批准但尚未簽約 | 677.1 | 813.5 |
| | 868.7 | 906.1 |

13. 關連人士交易

本集團之一間同系附屬公司就發展上海之物業計劃恒隆廣場，向本公司之附屬公司注入資金作為資本投資。於二零零四年十二月三十一日之款項為二億七千三百八十萬元（二零零四年六月三十日：二億八千二百四十萬元）。

# 財務摘要及日誌

| 財務摘要 | 二零零四年十二月三十一日<br>港幣百萬元 |
|---|---|
| 總資產 | 53,047.3 |
| 股東權益 | 36,846.0 |
| 營業額 | 5,088.0 |
| 普通股股東應佔純利 | 1,614.8 |
| 每股普通股資料<br>盈利－基本<br>－攤薄<br>中期股息<br>資產淨值 | <br>48.3仙<br>48.0仙<br>13.0仙<br>10元 |
| 債項與股權比率* | 11.8% |
| 已發行普通股股數(百萬) | 3,683.1 |

| 財務日誌 | |
|---|---|
| 財政期 | 二零零四年七月一日至<br>二零零四年十二月三十一日 |
| 公布中期業績 | 二零零五年三月三日 |
| 截止辦理普通股股份過戶 | 二零零五年三月二十四日<br>下午四時正 |
| 暫停辦理普通股股份過戶登記 | 二零零五年三月二十九日<br>至三月三十一日<br>(首尾兩天包括在內) |
| 普通股中期股息記錄日期 | 二零零五年三月三十一日 |
| 派發普通股中期股息 | 二零零五年四月二十二日 |

* 債項與股權比率為淨債項與股權加淨債項之比較。淨債項指銀行貸款，浮息票據及融資租約承擔，減現金及銀行存款。股權則包括股東權益及少數股東權益。

CR

公司註冊處
Companies Registry

# 更改股本結構通知書
# Notification of Change of Share Capital Structure

(公司條例第 54(1)條)
(Companies Ordinance s. 54(1))

表格 Form **SC11**

重要事項 **Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

2970

1 公司名稱 **Company Name**

HANG LUNG PROPERTIES LIMITED

(註 Note 5) 2 更改股本結構的詳情
**Details of Change in Share Capital Structure**

The Company redeemed 2,040 Convertible Cumulative Preference Shares of HK$7,500 each at a redemption price of HK$766 each.

3 生效日期
**Effective Date**

| 28th | March | 2006 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

簽署 Signed :

姓名 Name : Robin S.W. Ching

~~董事 Director~~／秘書 Secretary *

日期 Date : 28th March, 2006
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

(註 Note 3) 提交人的資料 **Presentor's Reference**

姓名 Name: Hang Lung (Secretaries) Limited

地址 Address: 28/F 4 Des Voeux Road C.,
Hong Kong

電話 Tel: 2879-0365 傳真 Fax: 2868-6760

電郵地址 E-mail Address: estherli@hanglung.com

檔號 Reference:

請勿填寫本欄 **For Official Use**

收件日期 RECEIVED
18-04-2006
CR 文件收發小組 Central Mail Unit

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

**Form I**

**Monthly Return on Movement of Listed Equity Securities**
**For the month ended 31st March, 2006**

**To: The Research & Planning Department of The Stock Exchange of Hong Kong Limited**

**From : Hang Lung Properties Limited**
(Name of Company)

Esther S.M. Li Tel No : 2879 0365
(Name of Responsible Official)

Date : 7th April, 2006

**(A) Information on Types of Listed Equity Securities:**
(please tick wherever applicable)

1. Ordinary shares: ✔ 2. Preference shares: ✔ (Convertible Cumulative Preference Shares)
3. Other classes of shares: N/A please specify:
4. Warrants: N/A please specify:

**(B) Movement in Authorised Share Capital:**

| | No. of ordinary shares/ Preference shares/ ~~other classes of shares~~ | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month | 5,400,000,000<br>80,000 | 1.00<br>7500.00 | 5,400,000,000.00<br>600,000,000.00 |
| Increase/(Decrease) (EGM approval date): | N/A | N/A | N/A |
| Balance at close of the month | 5,400,000,000<br>80,000 | 1.00<br>7500.00 | 5,400,000,000.00<br>600,000,000.00 |
| | | | 6,000,000,000.00 |

**(C) Movement in Issued Share Capital:**

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 3,694,760,830 | 47,740 | N/A |
| Increase/(Decrease) during the month | 10,239,500 | (13,250) | |
| Balance at close of the month: | 3,705,000,330 | 34,490 | |

**(D) Details of Movement:**

* please delete and insert 'N/A' wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS* Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 9.20 | 25,147,000 | 0 | 90,000 | 0 | 25,057,000 | 90,000 |
| 2. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 11.85 | 400,000 | 0 | 0 | 0 | 400,000 | 0 |
| 3. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 12.35 | 1,400,000 | 0 | 0 | 0 | 1,400,000 | 0 |
| Share Option Scheme expired on 21/11/2012 HK$ 11.40 | 306,000 | 0 | 0 | 0 | 306,000 | 0 |
| 5. Exercise price: HK$ | | | | | | |
| WARRANTS* Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. Subscription price: HK$ | | | | | | |
| CONVERTIBLES* Class | Units | Converted (Units) | | | Units | |
| Preference Shares Convertible price: HK$ 10.10 | 47,740 | (13,250) | | | 34,490 | 10,149,500 |
| OTHER ISSUES OF SHARES* | | | | | | |
| Rights Issue | Price: | Issue and allotment Date: | | | | |
| Placing | Price: | Issue and allotment Date: | | | | |
| Bonus Issue | | Issue and allotment Date: | | | | |
| Scrip Dividend | | Issue and allotment Date: | | | | |
| Repurchase of share | | Cancellation Date: | | | | |
| Redemption of share | | Redemption Date: | | | | |
| Consideration issue | Price: | Issue and allotment Date: | | | | |
| Others (please specify) | Price: | Issue and allotment Date: | | | | |
| | Total No. of ordinary shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month: | | | | | 10,239,500 |

Remarks: ____________________

Authorised Signatory:

Name: Esther Li

Title: Assistant Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

公司註冊處
Companies Registry

# 更改股本結構通知書
# Notification of Change of Share Capital Structure

(公司條例第 54(1)條)
(Companies Ordinance s. 54(1))

表格 Form **SC11**

**重要事項 Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

2970

**1 公司名稱 Company Name**

HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

(註 Note 5) **2 更改股本結構的詳情**
**Details of Change in Share Capital Structure**

The Company redeemed 3,000 Convertible Cumulative Preference Shares of HK$7,500 each at a redemption price of HK$766 each.

**3 生效日期**
**Effective Date**

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 10 | 04 | 2006 |

簽署 Signed :

姓名 Name : Terry Sze Yuen Ng
董事 Director／~~秘書 Secretary~~ *

日期 Date : 10/04/2006
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Hang Lung (Secretaries) Limited

地址 Address: 28/F., 4 Des Voeux Road Central, Hong Kong

電話 Tel: 2879-0364 傳真 Fax: 2868-6760

電郵地址 E-mail Address: estherli@hanglung.com

檔號 Reference:

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

**請勿填寫本欄 For Official Use**

收件日期 RECEIVED
02-05-2006
文件收發小組 Central Mail Unit

股份分配申報表
# Return of Allotments
(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

公司註冊處
Companies Registry

表格 Form **SC1**

**重要事項 Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 2970

**1 公司名稱 Company Name**

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 20 | 04 | 2006 |

至 To

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| | | |

**3 本次股份分配的總款額 Totals of this Allotment**

(註 Note 8)

| | 貨幣單位 Currency | 款額 Amount |
|---|---|---|
| 已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable | HKD | 50,000.00 |
| 已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)] | HKD | 410,000.00 |

**4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)**
**Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)**

| 貨幣單位 Currency | 款額 Amount |
|---|---|
| HKD | 3,943,581,330.00 |
| | |
| | |

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Hang Lung (Secretaries) Limited

地址 Address: 26th Floor, 4 Des Voeux Road Central, Hong Kong

電話 Tel: 28790111 傳真 Fax: 28686031

電郵地址 E-mail Address:

檔號 Reference: Doc. No.: HLP0002 / Deadline: 20/05/2006

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

**請勿填寫本欄 For Official Use**

Your Receipt
Companies Registry
H.K.

12/05/2006 11:03:45
Submission No.: 224022962/2
CR NO.: 0002970
Sh. Form.: SC1

| Revenue Code | Amount(HKD) |
|---|---|
| 08 | $410.00 |

| Receipt No. | Method | Amount(HKD) |
|---|---|---|
| 242240042309 | Chq | $410.00 |

Total Paid $410.00

## 5 本次股份分配的詳情 Details of this Allotment

### A. 現金支付的分配股份 Shares Allotted for Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| Ordinary | 50,000 | HKD 1.00 | HKD 9.20 | HKD 0.00 | HKD 8.20 | HKD 410,000.00 |
| | | | | | | |
| | | | | | | |

(註 Note 9) 

### B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

(註 Note 10)

分配上述(B)項股份的代價
**Consideration for which the Shares in (B) have been Allotted**



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

2970

## 6 獲分配股份者的詳情 Details of Allottee(s)

| 姓名／名稱 Name | 地址 Address | 各類別股份分配的數目 No. of Shares Allotted by Class | |
|---|---|---|---|
| | | 類別 Class | 類別 Class |
| | | Ordinary | |
| 呂棟樑 Charles Tong Liong LUI | Flat 2, 17/F., Block C, Dragon Court, 6 Dragon Terrace, Hong Kong | 50,000 | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | 各類別股份分配的總數 Total Shares Allotted by Class | 50,000 | |

簽署 Signed :

姓名 Name : Robin Sik Wing CHING

~~董事 Director~~ ／ 秘書 Secretary *

日期 Date : 20/04/2006

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

*CSA by P & L Associates, Hong Kong. (Sc1.Frm)*

Form I

**Monthly Return on Movement of Listed Equity Securities**
**For the month ended 30th April, 2006**

**To: The Research & Planning Department of The Stock Exchange of Hong Kong Limited**

**From : Hang Lung Properties Limited**
(Name of Company)

Esther S.M. Li Tel No : 2879 0365
(Name of Responsible Official)

Date : 4th May, 2006

**(A) Information on Types of Listed Equity Securities:**
(please tick wherever applicable)

1. Ordinary shares: ✔
2. Preference shares: ✔ (Convertible Cumulative Preference Shares)
3. Other classes of shares: N/A please specify: ________
4. Warrants: N/A please specify: ________

**(B) Movement in Authorised Share Capital:**

| | No. of ordinary shares/ Preference shares/ ~~other classes of shares~~ | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month | 5,400,000,000<br>80,000 | 1.00<br>7500.00 | 5,400,000,000.00<br>600,000,000.00 |
| Increase/(Decrease) (EGM approval date): | N/A | N/A | N/A |
| Balance at close of the month | 5,400,000,000<br>80,000 | 1.00<br>7500.00 | 5,400,000,000.00<br>600,000,000.00<br>6,000,000,000.00 |

**(C) Movement in Issued Share Capital:**

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 3,705,000,330 | 34,490 | N/A |
| Increase/(Decrease) during the month | 2,406,000 | (3,000) | |
| Balance at close of the month: | 3,707,406,330 | 31,490 | |

(D) **Details of Movement:**

* please delete and insert 'N/A' wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS* Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 9.20 | 25,057,000 | 0 | 108,000 | 0 | 24,949,000 | 108,000 |
| 2. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 11.85 | 400,000 | 0 | 0 | 0 | 400,000 | 0 |
| 3. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 12.35 | 1,400,000 | 0 | 0 | 0 | 1,400,000 | 0 |
| Share Option Scheme expired on 21/11/2012 HK$ 11.40 | 306,000 | 0 | 0 | 0 | 306,000 | 0 |
| 5. Exercise price: HK$ | | | | | | |
| WARRANTS* Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. Subscription price: HK$ | | | | | | |
| CONVERTIBLES* Class | Units | Converted (Units) | | | Units | |
| Preference Shares Convertible price: HK$ 10.10 | 34,490 | (3,000) | | | 31,490 | 2,298,000 |
| HER ISSUES OF SHARES* | | | | | | |
| Rights Issue | Price: | Issue and allotment Date: | | | | |
| Placing | Price: | Issue and allotment Date: | | | | |
| Bonus Issue | | Issue and allotment Date: | | | | |
| Scrip Dividend | | Issue and allotment Date: | | | | |
| Repurchase of share | | Cancellation Date: | | | | |
| Redemption of share | | Redemption Date: | | | | |
| Consideration issue | Price: | Issue and allotment Date: | | | | |
| Others (please specify) | Price: | Issue and allotment Date: | | | | |
| | Total No. of ordinary shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month: | | | | | 2,406,000 |

Remarks: ______________________

Authorised Signatory:

Name: Esther Li

Title: Assistant Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

CR

公司註冊處
Companies Registry

# 股份分配申報表
# Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

**重要事項 Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

2970

**1 公司名稱 Company Name**

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

| | 日 DD | 月 MM | 年 YYYY |
|---|---|---|---|
| 由 From | 02 | 05 | 2006 |
| 至 To | 03 | 05 | 2006 |

**3 本次股份分配的總款額 Totals of this Allotment**

| | 貨幣單位 Currency | 款額 Amount |
|---|---|---|
| (註 Note 8) 已繳及應繳的總面額<br>**Total** Nominal Amount Paid and Payable | HKD | 403,000.00 |
| 已繳及應繳的溢價總額 [第5A(a) + 5B(a)項]<br>**Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)] | HKD | 164,000.00 |

**4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)**
**Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)**

| 貨幣單位 Currency | 款額 Amount |
|---|---|
| HKD | 3,940,234,330.00 |
| | |
| | |

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Hang Lung (Secretaries) Limited

地址 Address: 26th Floor, 4 Des Voeux Road Central, Hong Kong

電話 Tel: 28790111 傳真 Fax: 28686031

電郵地址 E-mail Address:

檔號 Reference: Doc. No.: HLP0002 / Deadline: 02/06/2006

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

**請勿填寫本欄 For Official Use**

Your Receipt
Companies Registry
H.K.

26/05/2006 10:49:37
Submission No.: 228037318/2
CR NO.: 0002970
Sh. Form.: SC1

| Revenue Code | Amount(HKD) |
|---|---|
| 08 | $164.00 |

| Receipt No. | Method | Amount(HKD) |
|---|---|---|
| 282280049058 | Chq | $164.00 |

Total Paid $164.00

表格 Form **SC1**

公司編號 Company Number

2970

**5 本次股份分配的詳情 Details of this Allotment**

**A. 現金支付的分配股份 Shares Allotted for Cash**

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| Ordinary | 383,000 | HKD 1.00 | HKD 1.00 | HKD 0.00 | HKD 0.00 | HKD 0.00 |
| Ordinary | 20,000 | HKD 1.00 | HKD 9.20 | HKD 0.00 | HKD 8.20 | HKD 164,000.00 |
| | | | | | | |

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

(註 Note 10) 分配上述(B)項股份的代價

**Consideration for which the Shares in (B) have been Allotted**

| |
|---|
| |



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number: 2970

## 6 獲分配股份者的詳情 Details of Allottee(s)

| 姓名／名稱 Name | 地址 Address | 各類別股份分配的數目 No. of Shares Allotted by Class | |
|---|---|---|---|
| | | 類別 Class | 類別 Class |
| | | Ordinary | |
| Horsford Nominees Ltd | c/o Standard Chartered Bank (HK) Ltd, Securities Services G P O Box 199, Hong Kong | 383,000 | |
| 李秀雯 Esther Sau Man LI | Flat 28D, Two Robinson Place, 70 Robinson Road, Hong Kong | 20,000 | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | 各類別股份分配的總數 Total Shares Allotted by Class | 403,000 | |

簽署 Signed : [signature]

姓名 Name : Robin Sik Wing CHING

~~董事 Director~~ ／ 秘書 Secretary *

日期 Date : 03/05/2006 (日 DD / 月 MM / 年 YYYY)

*請刪去不適用者 Delete whichever does not apply

CR
公司註冊處
Companies Registry

# 更改股本結構通知書
# Notification of Change of Share Capital Structure

(公司條例第 54(1)條)
(Companies Ordinance s. 54(1))

表格 Form **SC11**

重要事項 **Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

2970

**1** 公司名稱 **Company Name**

HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

(註 Note 5) **2** 更改股本結構的詳情
**Details of Change in Share Capital Structure**

The Company redeemed 500 Convertible Cumulative Preference Shares of HK$7,500 each at a redemption price of HK$766 each.

**3** 生效日期
**Effective Date**

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 02 | 05 | 2006 |

簽署 Signed :

姓名 Name : Robin S.W. Ching

~~董事 Director~~／秘書 Secretary *

日期 Date : 02/05/2006
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

(註 Note 3) 提交人的資料 **Presentor's Reference**

姓名 Name: Hang Lung (Secretaries) Limited

地址 Address: 28/F., 4 Des Voeux Road Central,
Hong Kong

電話 Tel: 2879-0364 傳真 Fax: 2868-6760

電郵地址 E-mail Address: estherli@hanglung.com

檔號 Reference:

請勿填寫本欄 **For Official Use**

收件日期 RECEIVED
22-05-2006
CR 文件收發小組 Central Mail Unit

Our Ref: SO-143-2006/HLPL

24th May, 2006

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

**Re: Announcement re Compulsory Conversion of Convertible Preference Shares into Ordinary Shares of Hang Lung Properties Limited**

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website.

The document was cleared by Ms. Karen Ng and Ms. Carrie Tse of the Exchange in the morning of 23rd May, 2006. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

Encl.
RsC/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

恒隆地產
HANG LUNG PROPERTIES

**恒隆地產有限公司 HANG LUNG PROPERTIES LIMITED**

*(incorporated in Hong Kong with limited liability)*

**(Stock Code: 101)**

# Compulsory conversion of Convertible Preference Shares into Ordinary Shares of Hang Lung Properties Limited

Hang Lung Properties Limited announces that it has given notice to the holder of its Convertible Preference Shares that all of such Convertible Preference Shares are to be compulsorily converted into Ordinary Shares on 26 June 2006.

Capitalised terms used herein shall have same meanings ascribed to them in an information memorandum (the "Information Memorandum") dated 8 December 1994 issued by Hang Lung Properties Limited (the "Company") in relation to the issuance of Convertible Preference Shares (Stock Code:1210).

Pursuant to the Information Memorandum, the Company may, at its option, give at least 30, but not more than 60, days' notice that the Convertible Preference Shares are to be compulsorily converted into Ordinary Shares provided that, among other things, the average of the closing prices of an Ordinary Share on The Stock Exchange of Hong Kong Limited ("SEHK"), is at least HK$15.15, i.e. 150 per cent., of the Conversion Price, on each dealing day during the period of 30 days ending on the seventh day prior to the date on which a Compulsory Conversion Notice is first given.

The Company gave irrevocable notice on 24 May 2006 to the holder of the Convertible Preference Shares that the Convertible Preference Shares will be compulsorily converted into Ordinary Shares on 26 June 2006.

On the basis of 30,990 Convertible Preference Shares outstanding and a Conversion Price of HK$10.10 per Ordinary Share, 23,738,340 Ordinary Shares will be issued upon conversion of the Convertible Preference Shares representing 0.6402% of the Company's existing Ordinary Shares and 0.6362% of its existing Ordinary Shares, as enlarged by such issue of Ordinary Shares.

The last day of trading in the Convertible Preference Shares on SEHK shall be 21 June 2006. The withdrawal of the listing of the Convertible Preference Shares from SEHK will take place after close of business on 26 June 2006.

An application will be made for the withdrawal of the listing of the Convertible Preference Shares from SEHK and the Luxembourg Stock Exchange.

By Order of the Board
**Terry S. Ng**
*Executive Director*

Hong Kong, 24 May 2006

As at the date of this announcement, the board of the Company comprises the following 10 directors:

*Executive Directors:* Mr. Ronnie C. CHAN, Mr. Nelson W.L. YUEN, Mr. Terry S. NG, Mr. William P.Y. KO and Ms. Estella Y.K. NG

*Independent Non-Executive Directors:* Mr. Ronald J. ARCULLI, Ms. Laura L.Y. CHEN, Dr. H.K. CHENG, Prof. P.W. LIU and Mr. S.S. YIN

Please also refer to the published version of this announcement in The Standard.

恒隆地產
HANG LUNG PROPERTIES

# 恒隆地產有限公司 HANG LUNG PROPERTIES LIMITED

*(於香港註冊成立之有限公司)*

**(股份代號：101)**

## 強制轉換恒隆地產有限公司之可換股優先股為普通股

恒隆地產有限公司謹此宣布，本公司已通知其可換股優先股持有人，所有該等可換股優先股將於二零零六年六月二十六日強制轉換為普通股。

本公布所用詞彙與恒隆地產有限公司(「本公司」)於一九九四年十二月八日就發行可換股優先股(股份代號：1210)而刊發之資料備忘錄(「資料備忘錄」)所界定者具相同涵義。

根據資料備忘錄，本公司可選擇發出不少於30日(惟不多於60日)之通知，將可換股優先股強制轉換為普通股，惟(其中包括)普通股於首次發出強制換股通告當日前第七日完結之30日期間內各交易日在香港聯合交易所有限公司(「香港聯交所」)之平均收市價不低於15.15港元(即換股價之150%)。

本公司已於二零零六年五月二十四日向可換股優先股持有人發出不可撤回通知，可換股優先股將於二零零六年六月二十六日強制轉換為普通股。

按仍未轉換之可換股優先股30,990股及換股價為每股普通股10.10港元之基準計算，於可換股優先股轉換後將發行23,738,340股普通股，佔本公司現有普通股0.6402%及其現有普通股經發行該等普通股擴大後0.6362%。

可換股優先股於香港聯交所買賣之最後日期為二零零六年六月二十一日。可換股優先股之上市地位將於二零零六年六月二十六日收市後自香港聯交所撤回。

本公司將申請撤回可換股優先股於香港聯交所及盧森堡證券交易所之上市地位。

承董事局命
*執行董事*
吳士元
謹啟

香港，二零零六年五月二十四日

*於本公布刊發日期，本公司之董事局包括以下十位董事：*

*執行董事：*陳啟宗先生、袁偉良先生、吳士元先生、高伯遒先生及伍綺琴女士
*獨立非執行董事：*夏佳理先生、陳樂怡女士、鄭漢鈞博士、廖柏偉教授及殷尚賢先生

請同時參閱本公布於星島刊登的內容。

公司註冊處
Companies Registry

# 股份分配申報表
# Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

**重要事項 Important Notes**

- 填表前請參閱《填表須知》。
請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
Please print in black ink.

公司編號 **Company Number**: 2970

**1 公司名稱 Company Name**

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

| | 日 DD | 月 MM | 年 YYYY |
|---|---|---|---|
| 由 From | 30 | 05 | 2006 |
| 至 To | 09 | 06 | 2006 |

**3 本次股份分配的總款額 Totals of this Allotment**

(註 Note 8)

| | 貨幣單位 Currency | 款額 Amount |
|---|---|---|
| 已繳及應繳的總面額<br>**Total** Nominal Amount Paid and Payable | HKD | 926,000.00 |
| 已繳及應繳的溢價總額 [第5A(a) + 5B(a)項]<br>**Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)] | HKD | 1,312,000.00 |

**4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)**
**Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)**

| 貨幣單位 Currency | 款額 Amount |
|---|---|
| HKD | 3,933,660,330.00 |
| | |
| | |

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Hang Lung (Secretaries) Limited

地址 Address: 26th Floor, 4 Des Voeux Road Central, Hong Kong

電話 Tel: 28790111 傳真 Fax: 28686031

電郵地址 E-mail Address:

檔號 Reference: Doc. No.: HLP0002 / Deadline: 30/06/2006

請勿 [illegible] For Official Use

Your Receipt
Companies Registry
H.K.

27/06/2006 11:28:58
Submission No.: 224026848/2
CR NO.: 0002970
Sh. Form.: SC1

| Revenue Code | Amount(HKD) |
|---|---|
| 08 | $1,312.00 |

| Receipt No. | Method | Amount(HKD) |
|---|---|---|
| 242240047731 | Chq | $1,312.00 |

Total Paid $1,312.00

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number: 2970

## 5 本次股份分配的詳情 Details of this Allotment

### A. 現金支付的分配股份 Shares Allotted for Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| Ordinary | 160,000 | HKD 1.00 | HKD 9.20 | HKD 0.00 | HKD 8.20 | HKD 1,312,000.00 |
| Ordinary | 766,000 | HKD 1.00 | HKD 1.00 | HKD 0.00 | HKD 0.00 | HKD 0.00 |
| | | | | | | |

(註 Note 9)

### B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

(註 Note 10)

分配上述**(B)**項股份的代價
**Consideration for which the Shares in (B) have been Allotted**



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格
Form **SC1**

公司編號 Company Number

2970

## 6 獲分配股份者的詳情 Details of Allottee(s)

| 姓名／名稱 Name | 地址 Address | 各類別股份分配的數目 No. of Shares Allotted by Class | |
|---|---|---|---|
| | | 類別 Class | 類別 Class |
| | | Ordinary | |
| 蔡潔紅 Raina Kit Hung CHOY | Flat D, 3/F., 28-30 Leighton Road, Hong Kong | 60,000 | |
| 方家禎 Jiazhen FANG | Flat 11, 6/F., Luen Wai Building, 136-142 Belcher's Street, Hong Kong | 100,000 | |
| Citigroup Global Markets Hong Kong Nominee Limited | 10/F, Two Harbourfront, 22 Tak Fung Street, Hung Hom, Kowloon | 766,000 | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | 各類別股份分配的總數 Total Shares Allotted by Class | 926,000 | |

簽署 Signed :

姓名 Name : Robin Sik Wing CHING
~~董事 Director~~ ／ 秘書 Secretary *

日期 Date : 09/06/2006
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

**Form I**

**Monthly Return on Movement of Listed Equity Securities**
**For the month ended 31st May, 2006**

**To: The Research & Planning Department of The Stock Exchange of Hong Kong Limited**

**From : Hang Lung Properties Limited**
(Name of Company)

Esther S.M. Li — Tel No : 2879 0365
(Name of Responsible Official)

Date : 7th June, 2006

**(A) Information on Types of Listed Equity Securities:**
(please tick wherever applicable)

1. Ordinary shares: ✔
2. Preference shares: ✔ (Convertible Cumulative Preference Shares)
3. Other classes of shares: N/A please specify: ______
4. Warrants: N/A please specify: ______

**(B) Movement in Authorised Share Capital:**

| | No. of ordinary shares/ Preference shares/ ~~other classes of shares~~ | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month | 5,400,000,000<br>80,000 | 1.00<br>7500.00 | 5,400,000,000.00<br>600,000,000.00 |
| Increase/(Decrease) (EGM approval date): | N/A | N/A | N/A |
| Balance at close of the month | 5,400,000,000<br>80,000 | 1.00<br>7500.00 | 5,400,000,000.00<br>600,000,000.00<br>6,000,000,000.00 |

**(C) Movement in Issued Share Capital:**

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 3,707,406,330 | 31,490 | N/A |
| Increase/(Decrease) during the month | 463,000 | (500) | |
| Balance at close of the month: | 3,707,869,330 | 30,990 | |

(ii) Details of Movement:

* please delete and insert 'N/A' wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS* Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 9.20 | 24,949,000 | 0 | 80,000 | 0 | 24,869,000 | 80,000 |
| 2. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 11.85 | 400,000 | 0 | 0 | 0 | 400,000 | 0 |
| 3. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 12.35 | 1,400,000 | 0 | 0 | 0 | 1,400,000 | 0 |
| 4. Share Option Scheme expired on 21/11/2012 HK$ 11.40 | 306,000 | 0 | 0 | 0 | 306,000 | 0 |
| 5. ____ Exercise price: HK$ ____ | | | | | | |
| WARRANTS* Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. ____ Subscription price: HK$ ____ | | | | | | |
| CONVERTIBLES* Class | Units | Converted (Units) | | | Units | |
| Preference Shares Convertible price: HK$ 10.10 | 31,490 | (500) | | | 30,990 | 383,000 |
| OTHER ISSUES OF SHARES* | | | | | | |
| Rights Issue | Price: | Issue and allotment Date: | | | | |
| Placing | Price: | Issue and allotment Date: | | | | |
| Bonus Issue | | Issue and allotment Date: | | | | |
| Scrip Dividend | | Issue and allotment Date: | | | | |
| Repurchase of share | | Cancellation Date: | | | | |
| Redemption of share | | Redemption Date: | | | | |
| Consideration issue | Price: | Issue and allotment Date: | | | | |
| Others (please specify) | Price: | Issue and allotment Date: | | | | |
| | Total No. of ordinary shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month: | | | | | 463,000 |

Remarks: ____

Authorised Signatory:

Name: Esther Li

Title: Assistant Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

CR
公司註冊處
Companies Registry

# 更改股本結構通知書
# Notification of Change of Share Capital Structure

(公司條例第 54(1)條)
(Companies Ordinance s. 54(1))

表格 Form **SC11**

**重要事項 Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**: 2970

**1 公司名稱 Company Name**

HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

(註 Note 5) **2 更改股本結構的詳情**
**Details of Change in Share Capital Structure**

The Company redeemed 1,000 Convertible Cumulative Preference Shares of HK$7,500 each at a redemption price of HK$766 each.

**3 生效日期**
**Effective Date**

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 09 | 06 | 2006 |

簽署 Signed : [signature]

姓名 Name : Robin S.W. Ching
~~董事 Director~~／秘書 Secretary *

日期 Date : 09/06/2006
日 DD / 月 MM / 年 YYYY

**請刪去不適用者 Delete whichever does not apply*

(註 Note 3) **提交人的資料 Presentor's Reference**


姓名 Name: Hang Lung (Secretaries) Limited

地址 Address: 28/F., 4 Des Voeux Road Central,
Hong Kong

電話 Tel: 2879-0364 傳真 Fax: 2868-6760

電郵地址 E-mail Address: estherli@hanglung.com


檔號 Reference:

**請勿填寫本欄 For Official Use**

收件日期 RECEIVED
2 3 -06- 2006
CR 中央收發小組 Central Mail Unit


指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CR

公司註冊處
Companies Registry

# 股份分配申報表
# Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 2970

**1 公司名稱 Company Name**

Hang Lung Properties Limited 恒隆地產有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

| | 日 DD | 月 MM | 年 YYYY |
|---|---|---|---|
| 由 From | 26 | 06 | 2006 |
| 至 To | | | |

**3 本次股份分配的總款額 Totals of this Allotment**

| | 貨幣單位 Currency | 款額 Amount |
|---|---|---|
| (註 Note 8) 已繳及應繳的總面額<br>Total Nominal Amount Paid and Payable | HK$ | 22,972,340 |
| 已繳及應繳的溢價總額 [第5A(a) + 5B(a)項]<br>Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)] | HK$ | NIL |

**4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)**
**Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)**

| 貨幣單位 Currency | 款額 Amount |
|---|---|
| HK$ | 3,731,707,670 |
| | |
| | |

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Computershare Hong Kong Investor Services Limited
地址 Address: 46/F Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

電話 Tel: 2862 8628　傳真 Fax: 2865 0990

電郵地址 E-mail Address:

檔號 Reference:

**請勿填寫本欄 For Official Use**

Acknowledgement
Companies Registry
H.K.

24/07/2006 15:51:29
Submission No/Seq No: 227038705/1
CR No: 0002970
Sh. Form. SC1

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

2970

## 5 本次股份分配的詳情 Details of this Allotment

### A. 現金支付的分配股份 Shares Allotted for Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| Ordinary | 22,972,340 | HK$1.00 | HK$1.00 | NIL | NIL | NIL |
| | | | | | | |
| | | | | | | |

(註 Note 9) **B.** 非現金支付的分配股份 **Shares Allotted otherwise than in Cash**

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| N/A | | | | | | |
| | | | | | | |
| | | | | | | |

(註 Note 10) 分配上述**(B)**項股份的代價

**Consideration for which the Shares in (B) have been Allotted**

N/A



指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

2970

## 6 獲分配股份者的詳情 Details of Allottee(s)

| 姓名／名稱 Name | 地址 Address | 各類別股份分配的數目 No. of Shares Allotted by Class<br>類別 Class<br>Ordinary | 類別 Class |
|---|---|---|---|
| Asterisk Nominees Limited | 18/F, One Pacific Place, 88 Queensway, Hong Kong | 574,500 | |
| BNP Nominees Limited | 59-63/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong | 766,000 | |
| Horsford Nominees Ltd | c/o Standard Chartered Bank (HK) Ltd, Securities Services, GPO Box 199, Hong Kong | 413,640 | |
| Citi (Nominees) Ltd | Citibank Tower, 3 Garden Road, Central, Hong Kong | 2,470,350 | |
| Citigroup Global Markets Hong Kong Nominee Limited | 10/F, Two Harbourfront, 22 Tak Fung Street, Hung Hom, Kowloon | 7,660 | |
| HSBC Nominees (Hong Kong) Limited | 1 Queen's Road C, Hong Kong | 9,272,430 | |
| ING Asia Private Bank Limited | 9 Raffles Place #08-00, Republic Plaza, Singapore 048619 | 536,200 | |
| Merrill Lynch Far East Ltd | 17/F, Asia Pacific Tower, 3 Garden Road, Central, Hong Kong | 4,596,000 | |
| Merrill Lynch Pierce Fenner and Smith Incorporated | c/o Merrill Lynch Far Each Limited, 23/F Citibank Tower, Citibank Plaza, 3 Garden Road, Hong Kong | 536,200 | |
| Morgan Stanley Dean Witter Hong Kong Securities Limited | 31/F, Three Exchange Square, Hong Kong | 842,600 | |
| Superfun Enterprises Limited | 23/F, 363 Java Road, North Point, Hong Kong | 191,500 | |
| UBS Nominees Asia Limited | Two International Finance Centre, 8 Finance Street, 52/F, Central, Hong Kong | 2,612,060 | |
| Wocom Securities Ltd | Room 102, Wing On Centre, 111 Connaught Road Central, Hong Kong | 30,640 | |
| Coutts Bankvon Ernst Ltd | Stauffacherstrasse I, PO Box CH-8022 Zurich | 122,560 | |
| | 各類別股份分配的總數 Total Shares Allotted by Class | 22,972,340 | |

簽署 Signed :

姓名 Name : Robin Sik Wing CHING

~~董事 Director~~／秘書 Secretary *

日期 Date : 26/06/2006

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Our Ref: SO-168-2006/HLPL

26th June, 2006

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

**Re: Announcement re Completion of Compulsory Conversion Of Convertible Preference Shares into Ordinary Shares of Hang Lung Properties Limited**

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

Encl.
RsC/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

恒隆地產
HANG LUNG PROPERTIES

**恒隆地產有限公司 HANG LUNG PROPERTIES LIMITED**

*(incorporated in Hong Kong with limited liability)*

**(Stock Code: 101)**

# Completion of Compulsory Conversion of Convertible Preference Shares into Ordinary Shares of Hang Lung Properties Limited

Hang Lung Properties Limited has completed the conversion of all of its outstanding Convertible Preference Shares of HK$7,500 each into ordinary shares and the listing of such Convertible Preference Shares from the Stock Exchange has been withdrawn with effect from 4:00 p.m. on 26 June 2006.

The directors of Hang Lung Properties Limited (the "**Company**") wish to announce that, further to the announcement of the Company dated 24 May 2006, the compulsory conversion of all of the outstanding convertible cumulative preference shares (Stock Code: 1210) issued by the Company pursuant to an information memorandum dated 8 December 1994 ("**Convertible Preference Shares**") into ordinary shares of the Company was completed on 26 June 2006 in accordance with the terms of such issue.

The last day of dealings in Convertible Preference Shares on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") was 21 June 2006 and the listing of the Convertible Preference Shares has been withdrawn from the Stock Exchange with effect from 4:00 p.m. on 26 June 2006.

All of the Convertible Preference Shares have forthwith been cancelled by the Company.

By Order of the Board
**Terry S. Ng**
*Executive Director*

Hong Kong, 26 June 2006

As at the date of this announcement, the board of the Company comprises the following 10 directors:

*Executive Directors*: Mr. Ronnie C. CHAN, Mr. Nelson W.L. YUEN, Mr. Terry S. NG, Mr. William P.Y. KO and Ms. Estella Y.K. NG

*Independent Non-Executive Directors*: Mr. Ronald J. ARCULLI, Ms. Laura L.Y. CHEN, Dr. H.K. CHENG, Prof. P.W. LIU and Mr. S.S. YIN

Please also refer to the published version of this announcement in The Standard.

恒隆地產
HANG LUNG PROPERTIES

# 恒隆地產有限公司 HANG LUNG PROPERTIES LIMITED

*(於香港註冊成立之有限公司)*

**(股份代號：101)**

## 完成強制轉換
## 恒隆地產有限公司
## 之可換股優先股為普通股

恒隆地產有限公司已完成轉換其每股面值7,500港元之所有尚未轉換可換股優先股為普通股股份，該等可換股優先股之上市地位已由二零零六年六月二十六日下午四時正起自聯交所撤回。

恒隆地產有限公司(「**本公司**」)董事謹此宣布，繼本公司於二零零六年五月二十四日發出之公布，強制轉換所有根據本公司於一九九四年十二月八日刊發之資料備忘錄發行而尚未轉換的可換股累積優先股(股份代號：1210)(「**可換股優先股**」)已於二零零六年六月二十六日根據該發行之條款完成。

可換股優先股於香港聯合交易所有限公司(「**聯交所**」)的最後買賣日期為二零零六年六月二十一日，而可換股優先股之上市地位已由二零零六年六月二十六日下午四時正起自聯交所撤回。

所有可換股優先股已被本公司註銷。

承董事局命
*執行董事*
吳士元
謹啟

香港，二零零六年六月二十六日

*於本公布刊發日期，本公司之董事局包括以下十位董事：*

*執行董事*：陳啟宗先生、袁偉良先生、吳士元先生、高伯遒先生及伍綺琴女士
*獨立非執行董事*：夏佳理先生、陳樂怡女士、鄭漢鈞博士、廖柏偉教授及殷尚賢先生

請同時參閱本公布於星島刊登的內容。

公司註冊處
Companies Registry

# 更改股本結構通知書
# Notification of Change of Share Capital Structure

(公司條例第 54(1)條)
(Companies Ordinance s. 54(1))

表格 Form **SC11**

**重要事項 Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

2970

**1 公司名稱 Company Name**

HANG LUNG PROPERTIES LIMITED

(註 Note 5) **2 更改股本結構的詳情**
**Details of Change in Share Capital Structure**

The Company redeemed 29,990 Convertible Cumulative Preference Shares of HK$7,500 each at a redemption price of HK$766 each.

**3 生效日期**
**Effective Date**

| 26th | June | 2006 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

簽署 Signed :

姓名 Name : Robin S.W. Ching
~~董事 Director~~／秘書 Secretary *

日期 Date : 26th June, 2006
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Hang Lung (Secretaries) Limited

地址 Address: 28/F 4 Des Voeux Road C.,
Hong Kong

電話 Tel: 2879-0365 傳真 Fax: 2868-6760

電郵地址 E-mail Address: estherli@hanglung.com

檔號 Reference:

**請勿填寫本欄 For Official Use**

收件日期 RECEIVED
05 -07- 2006
CR 文件收發小組 Central Mail Unit

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

FORM 2

# CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

**Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)**

*Form for use by a corporation giving notice of :*

*(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);*

*(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and*

*(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.***

| | |
|---|---|
| **1. Name of listed corporation**<br>HANG LUNG PROPERTIES LIMITED | |
| **2. Stock code** 101 | **4. Number of issued shares in class**<br>3,731,707,670 |
| **3. Class of shares** Ordinary | |

| | | |
|---|---|---|
| **5. Name of substantial shareholder**<br>Prosperland Housing Limited | **8. Business registration number**<br>04937744-000-04 | |
| | **9. Place of incorporation**<br>Hong Kong | Certificate of Incorporation No.<br>26329 |
| **6. Registered office**<br>26th Floor, 4 Des Voeux Road Central, Hong Kong | **10. Contact person**<br>Mr. CHING Sik Wing, Robin | |
| | **11. Daytime tel. No.**<br>28790111 | **12. e-mail address** |
| **Principal place of business in Hong Kong** | **13. Exchange on which listed**<br>N/A | |
| | **14. Name of listed parent and exchange on which parent is listed**<br>Hang Lung Group Limited/Hong Kong Stock Exchange | |

**15. Date of relevant event**

| 26 | 06 | 2006 |
|---|---|---|
| (day) | (month) | (year) |

**16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| (day) | (month) | (year) |

**17. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) Before relevant event | After relevant event | Number of shares bought/sold or involved | Currency of transaction | On Exchange: Highest price per share | On Exchange: Average price per share | Off Exchange: Average consideration per share | Off Exchange: Consideration Code (see Table 3) |
|---|---|---|---|---|---|---|---|---|---|
| Long position | 104 | 201 | 201 | | HKD | | | | - Select - |
| Short position | - Select - | - Select - | - Select - | | | | | | |

**18. Total shares immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 1,267,608,690 | 34.18 |
| Short position | | |
| Lending pool | | |

**19. Total shares immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 1,267,608,690 | 33.97 |
| Short position | | |
| Lending pool | | |

**20. Capacity in which interests disclosed in Box 19 are held**

| Code describing capacity (see Table 2) | Number of shares: Long position | Short position |
|---|---|---|
| 201 | 1,267,608,690 | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**21. Further information in respect of derivative interests**

| Code describing derivatives (see Table 4) | Number of shares: Long position | Short position |
|---|---|---|
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

22. Further information in relation to interests of corporations controlled by substantial shareholder

| Name of controlled corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short Position |
| Curicao Company Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong | Prosperland Housing Limited | 100.00 | Y | 85,179 | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

23. Further information in relation to interests held by substantial shareholder jointly with another person

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short Position |
| | | | |
| | N/A | | |
| | | | |

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | N/A | - Select - | | |
| | | - Select - | | |

25. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | N/A | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

| Names | Address | Relationship Code (see Table 6) | Percentage (%) |
|---|---|---|---|
| | | - Select - | |
| | N/A | - Select - | |
| | | - Select - | |

27. Date of filing this Form 2

| 28 | 06 | 2006 |
|---|---|---|
| (day) | (month) | (year) |

28. Number of continuation sheets: 0

29. Number of attachments: 0

Form 2.

FORM 2

# CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

**Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)**

*Form for use by a corporation giving notice of :*

*(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);*

*(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and*

*(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.***

| | |
|---|---|
| **1. Name of listed corporation**<br>HANG LUNG PROPERTIES LIMITED | |
| **2. Stock code** 101 | **4. Number of issued shares in class** |
| **3. Class of shares** Ordinary | 3,731,707,670 |

| | | |
|---|---|---|
| **5. Name of substantial shareholder**<br>Hang Lung Group Limited | **8. Business registration number**<br>01050802-000-09 | |
| | **9. Place of incorporation**<br>Hong Kong | Certificate of Incorporation No.<br>6206 |
| **6. Registered office**<br>28th Floor, 4 Des Voeux Road Central, Hong Kong | **10. Contact person**<br>Mr. CHING Sik Wing, Robin | |
| | **11. Daytime tel. No.**<br>28790111 | **12. e-mail address** |
| **7. Principal place of business in Hong Kong** | **13. Exchange on which listed**<br>Hong Kong Stock Exchange | |
| | **14. Name of listed parent and exchange on which parent is listed**<br>N/A | |

**15. Date of relevant event**

| | | |
|---|---|---|
| 30 | 06 | 2006 |
| (day) | (month) | (year) |

**16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| | | |
| (day) | (month) | (year) |

**17. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 115 | 205 | 205 | 57,285,000 | HKD | | | | - Select - |
| Short position | - Select - | - Select - | - Select - | | | | | | |

**18. Total shares immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 2,028,334,570 | 55.03 * |
| ...rt position | | |
| Lending pool | | |

**19. Total shares immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 2,085,619,570 | 55.89 |
| Short position | | |
| Lending pool | | |

* as previously reported on 31/10/2005 where no. of issued shares was 3,686,002,780.

**20. Capacity in which interests disclosed in Box 19 are held**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| 205 | 2,085,619,570 | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**21. Further information in respect of derivative interests**

| Code describing derivatives (see Table 4) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

22. Further information in relation to interests of corporations controlled by substantial shareholder

| Name of controlled corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short Position |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | (see attached Continuation Sheet) | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

23. Further information in relation to interests held by substantial shareholder jointly with another person

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short Position |
| | | | |
| | N/A | | |
| | | | |

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | N/A | - Select - | | |
| | | - Select - | | |

25. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | N/A | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

| Names | Address | Relationship Code (see Table 6) | Percentage (%) |
|---|---|---|---|
| | | - Select - | |
| | N/A | - Select - | |
| | | - Select - | |

27. Date of filing this Form 2

| 30 | 06 | 2006 |
|---|---|---|
| (day) | (month) | (year) |

28. Number of continuation sheets: 1

29. Number of attachments: 0

Form 2.

Continuation Sheet

22. Further information in relation to interests of corporations controlled by substantial shareholder

| Name of controlled corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| Prosperland Housing Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | Y | 1,267,523,511 | |
| Prosperland Housing Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | N | 85,179 | |
| Curicao Company Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Prosperland Housing Limited | 100.00 | Y | 85,179 | |
| Purotat Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | Y | 354,227,500 | |
| Yee Fly Investment Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | Y | 163,665 | |
| Yee Fly Investment Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | N | 120,608,945 | |
| Yee Fly Investment Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | N | 8,520 | |
| Believecity Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Yee Fly Investment Limited | 100.00 | Y | 120,608,945 | |
| Kindstock Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Yee Fly Investment Limited | 100.00 | Y | 8,520 | |
| Cokage Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | Y | 53,893,250 | |
| Atlas Limited | Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. (British Virgin Islands) | Hang Lung Group Limited | 100.00 | N | 73,182,000 | |
| Hang Kong Company Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Atlas Limited | 100.00 | Y | 73,182,000 | |
| Hang Lung Investments Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | Y | 183,176,000 | |
| Hang Lung Enterprises Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | Y | 32,751,000 | |

Form I

**Monthly Return on Movement of Listed Equity Securities**
**For the month ended 30th June, 2006**

**To: The Research & Planning Department of The Stock Exchange of Hong Kong Limited**

**From : Hang Lung Properties Limited**
(Name of Company)

Esther S.M. Li Tel No : 2879 0365
(Name of Responsible Official)

Date : 3rd July, 2006

**(A) Information on Types of Listed Equity Securities:**
(please tick wherever applicable)

| | | | |
|---|---|---|---|
| 1. Ordinary shares: | ✔ | 2. Preference shares: | ✔ (Convertible Cumulative Preference Shares) |
| 3. Other classes of shares: | N/A | please specify: | |
| 4. Warrants: | N/A | please specify: | |

**(B) Movement in Authorised Share Capital:**

| | No. of ordinary shares/ Preference shares/ ~~other classes of shares~~ | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month | 5,400,000,000<br>80,000 | 1.00<br>7500.00 | 5,400,000,000.00<br>600,000,000.00 |
| Increase/(Decrease) (EGM approval date): | N/A | N/A | N/A |
| Balance at close of the month | 5,400,000,000<br>80,000 | 1.00<br>7500.00 | 5,400,000,000.00<br>600,000,000.00<br>6,000,000,000.00 |

**(C) Movement in Issued Share Capital:**

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 3,707,869,330 | 30,990 | N/A |
| Increase/(Decrease) during the month | 23,838,340 | (30,990) | |
| Balance at close of the month: | 3,731,707,670 | 0 | |

**(I) Details of Movement:**

* please delete and insert 'N/A' wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS* Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 9.20 | 24,869,000 | 0 | 100,000 | 247,000 | 24,522,000 | 100,000 |
| 2. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 11.85 | 400,000 | 0 | 0 | 0 | 400,000 | 0 |
| 3. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 12.35 | 1,400,000 | 0 | 0 | 0 | 1,400,000 | 0 |
| 4. Share Option Scheme expired on 21/11/2012 HK$ 11.40 | 306,000 | 0 | 0 | 0 | 306,000 | 0 |
| 5. ____ Exercise price: HK$ ____ | | | | | | |
| WARRANTS* Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. ____ Subscription price: HK$ ____ | | | | | | |
| CONVERTIBLES* Class | Units | Converted (Units) | | | Units | |
| Preference Shares Convertible price: HK$ 10.10 | 30,990 | (30,990) | | | - | 23,738,340 |
| OTHER ISSUES OF SHARES* | | | | | | |
| Rights Issue | Price: | Issue and allotment Date: | | | | |
| Placing | Price: | Issue and allotment Date: | | | | |
| Bonus Issue | | Issue and allotment Date: | | | | |
| Scrip Dividend | | Issue and allotment Date: | | | | |
| Repurchase of share | | Cancellation Date: | | | | |
| Redemption of share | | Redemption Date: | | | | |
| Consideration issue | Price: | Issue and allotment Date: | | | | |
| Others (please specify) | Price: | Issue and allotment Date: | | | | |
| | Total No. of ordinary shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month: | | | | | 23,838,340 |

Remarks: ____________________

Authorised Signatory:

Name: Esther Li

Title: Assistant Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 3 A

# DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

**Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)**

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.***

| | | |
|---|---|---|
| **1. Name of listed corporation** HANG LUNG PROPERTIES LIMITED | | |
| **2. Stock code** | 101 | **4. Number of issued shares in class** |
| **3. Class of shares** | Ordinary | 3,731,707,670 |

| | | |
|---|---|---|
| **5. Name of Director (English) as printed on HKID/Passport** | | **8. Name of Director (Chinese)** |
| Liu (Surname) | Pak Wai (Other names) | 廖柏偉 |
| **6. HKID/Passport No.** | **Country of issue of Passport** | **9. Chinese Character Code** |
| E198510(1) | | 1675 2672 0251 |
| **7. Address of Director** | | **10. Daytime tel. No.** |
| 12D, Tower 10, Laguna Verde, Hung Hom, Kowloon, Hong Kong | | 26097041 |
| | | **11. e-mail address** pakwailiu@cuhk.edu.hk |

**12. Date of relevant event**

| 07 | 07 | 2006 |
|---|---|---|
| (day) | (month) | (year) |

**13. Date when director became aware of the relevant event/ interest in the shares (if later)**

| 10 | 07 | 2006 |
|---|---|---|
| (day) | (month) | (year) |

**14. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) Before relevant event | After relevant event | Number of shares bought/sold or involved | Currency of transaction | On Exchange Highest price per share | On Exchange Average price per share | Off Exchange Average consideration per share | Off Exchange Consideration Code (see Table 3) |
|---|---|---|---|---|---|---|---|---|---|
| Long position | 121 | - Select - | 204 | 10,000 | HKD | 14.150 | 14.150 | | - Select - |
| Short position | - Select - | - Select - | - Select - | | | | | | |

**15. Total shares in listed corporation immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 0 | |
| Short position | | |

**16. Total shares in listed corporation immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 10,000 | 0.0003 |
| Short position | | |

**17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

| Code describing capacity (see Table 2) | Number of shares Long position | Short position |
|---|---|---|
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**18. Further information in respect of derivative interests in listed corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) Begins | Ends | Consideration - if derivatives granted by listed corporation Price for grant | Exercise price | Price on assignment | Number of shares |
|---|---|---|---|---|---|---|---|
| Long position(s) | | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| Short position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |

**19. Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| Lam Kit Chun | 12D, Tower 10, Laguna Verde, Hung Hom, Kowloon, Hong Kong | 10,000 | |
| | | | |
| | | | |

**20. Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**21. Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | | - Select - | | |
| | | - Select - | | |

**23. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**24. Date of filing this Form 3A**

| 11 | 07 | 2006 |
|---|---|---|
| (day) | (month) | (year) |

**25. Number of continuation sheets** [ ]

**26. Number of attachments** [ ]

Form 3A.

**CR**

公司註冊處
Companies Registry

# 股份分配申報表
# Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
Please print in black ink.

公司編號 Company Number

2970

**1 公司名稱 Company Name**

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

| 由 From | | | 至 To | | |
|---|---|---|---|---|---|
| 11 | 07 | 2006 | 17 | 07 | 2006 |
| 日 DD | 月 MM | 年 YYYY | 日 DD | 月 MM | 年 YYYY |

**3 本次股份分配的總款額 Totals of this Allotment**

| | 貨幣單位 Currency | 款額 Amount |
|---|---|---|
| (註 Note 8) 已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable | HKD | 264,000.00 |
| 已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)] | HKD | 2,164,800.00 |

**4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)**
**Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)**

| 貨幣單位 Currency | 款額 Amount |
|---|---|
| HKD | 3,731,971,670.00 |
| | |
| | |

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Hang Lung (Secretaries) Limited

地址 Address: 26th Floor, 4 Des Voeux Road Central, Hong Kong

電話 Tel: 28790111 傳真 Fax: 28686031

電郵地址 E-mail Address:

檔號 Reference: Doc. No.: HLP0002 / Deadline: 11/08/2006

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

請勿

Your Receipt
Companies Registry
H.K.

03/08/2006 11:47:57

| | |
|---|---|
| Submission No.: | 236030725/1 |
| CR NO.: | 0002970 |
| Sh. Form.: | SC1 |

| Revenue Code | Amount(HKD) |
|---|---|
| 08 | $2,165.00 |

| Receipt No. | Method | Amount(HKD) |
|---|---|---|
| 362360040917 | Chq | $2,165.00 |
| Total Paid | | $2,165.00 |

## 5 本次股份分配的詳情 Details of this Allotment

### A. 現金支付的分配股份 Shares Allotted for Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| Ordinary | 264,000 | HKD 1.00 | HKD 9.20 | HKD 0.00 | HKD 8.20 | HKD 2,164,800.00 |
| | | | | | | |
| | | | | | | |

(註 Note 9)

### B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

(註 Note 10)

分配上述(B)項股份的代價

**Consideration for which the Shares in (B) have been Allotted**



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格
Form **SC1**

公司編號 **Company Number**

2970

**6 獲分配股份者的詳情 Details of Allottee(s)**

| 姓名／名稱<br>Name | 地址<br>Address | 各類別股份分配的數目<br>No. of Shares Allotted by Class | |
|---|---|---|---|
| | | 類別 Class | 類別 Class |
| | | Ordinary | |
| 程式榮<br>Robin Sik Wing CHING | 26th Floor, 4 Des Voeux Road Central, Hong Kong | 200,000 | |
| 蔡潔紅<br>Raina Kit Hung CHOY | Flat D, 3/F., 28-30 Leighton Road, Hong Kong | 64,000 | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | 各類別股份分配的總數<br>Total Shares Allotted by Class | 264,000 | |

簽署 Signed :

姓名 Name : Robin Sik Wing CHING

~~董事 Director~~ ／ 秘書 Secretary *

日期 Date : 17/07/2006
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

FORM 3 A

# DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

## Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.***

| | | |
|---|---|---|
| **1. Name of listed corporation** | | |
| HANG LUNG PROPERTIES LIMITED | | |
| **2. Stock code** | 101 | **4. Number of issued shares in class** |
| **3. Class of shares** | Ordinary | 3,731,807,670 |

| | | |
|---|---|---|
| **5. Name of Director (English) as printed on HKID/Passport** | | **8. Name of Director (Chinese)** |
| LIU (Surname) | Pak Wai (Other names) | 廖柏偉 |
| **6. HKID/Passport No.** | **Country of Issue of Passport** | **9. Chinese Character Code** |
| E198510(1) | | 167526720251 |
| **7. Address of Director** | | **10. Daytime tel. No.** |
| 12D, Tower 10, Laguna Verde, Hung Hom, Kowloon, Hong Kong | | 26097041 |
| | | **11. e-mail address** |
| | | pakwailiu@cuhk.edu.hk |

**12. Date of relevant event**

| 12 | 07 | 2006 |
|---|---|---|
| (day) | (month) | (year) |

**13. Date when director became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| (day) | (month) | (year) |

**14. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 121 | 204 | 204 | 60,000 | HKD | 14.150 | 14.088 | | - Select - |
| Short position | - Select - | - Select - | - Select - | | | | | | |

**15. Total shares in listed corporation immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 10,000 | 0.00 |
| Short position | | |

**16. Total shares in listed corporation immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 70,000 | 0.00 |
| Short position | | |

**17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**18. Further information in respect of derivative interests in listed corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by listed corporation | | | Number of shares |
|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Exercise price | Price on assignment | |
| Long position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| Short position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |

**19. Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| Lam Kit Chun | 12D, Tower 10, Laguna Verde, Hung Hom, Kowloon, Hong Kong | 70,000 | |
| | | | |
| | | | |

**20. Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**21. Further Information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**22. Further Information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | | - Select - | | |
| | | - Select - | | |

**23. Further Information from a party to an agreement under Section 317 ( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**24. Date of filing this Form 3A**

| 14 | 07 | 2006 |
|---|---|---|
| (day) | (month) | (year) |

**25. Number of continuation sheets** 0

**26. Number of attachments** 0

Form 3A.

FORM 2

# CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

## Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

*Form for use by a corporation giving notice of :*

*(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);*

*(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and*

*(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.***

| | | |
|---|---|---|
| **1. Name of listed corporation**<br>HANG LUNG PROPERTIES LIMITED | | |
| **2. Stock code** | 101 | **4. Number of issued shares in class**<br>3,731,907,670 |
| **3. Class of shares** | Ordinary | |

| | | |
|---|---|---|
| **5. Name of substantial shareholder**<br>Hang Lung Group Limited | **8. Business registration number**<br>01050802-000-09 | |
| | **9. Place of incorporation**<br>Hong Kong | Certificate of Incorporation No.<br>6206 |
| **6. Registered office**<br>28th Floor, 4 Des Voeux Road Central, Hong Kong | **10. Contact person**<br>Mr. CHING Sik Wing, Robin | |
| | **11. Daytime tel. No.**<br>28790111 | **12. e-mail address** |
| **7. Principal place of business in Hong Kong**<br>N/A | **13. Exchange on which listed**<br>Hong Kong Stock Exchange | |
| | **14. Name of listed parent and exchange on which parent is listed**<br>N/A | |

**15. Date of relevant event**

| | | |
|---|---|---|
| 14 | 07 | 2006 |
| (day) | (month) | (year) |

**16. Date when the substa...ial shareholder became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| | | |
| (day) | (month) | (year) |

**17. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 103 | 205 | 205 | 6,400,000 | HKD | | | | - Select - |
| Short position | - Select - | - Select - | - Select - | | | | | | |

**18. Total shares immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 2,085,619,570 | 55.89 |
| Short position | | |
| Lending pool | | |

**19. Total shares immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 2,092,019,570 | 56.06 |
| Short position | | |
| Lending pool | | |

**20. Capacity in which interests disclosed in Box 19 are held**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| 205 | 2,092,019,570 | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**21. Further information in respect of derivative interests**

| Code describing derivatives (see Table 4) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**22. Further information in relation to interests of corporations controlled by substantial shareholder**

| Name of controlled corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short Position |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | (see attached Continuation Sheet) | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**23. Further information in relation to interests held by substantial shareholder jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short Position |
| | | | |
| | N/A | | |
| | | | |

**24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | N/A | - Select - | | |
| | | - Select - | | |

**25. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | N/A | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act**

| Names | Address | Relationship Code (see Table 6) | Percentage (%) |
|---|---|---|---|
| | | - Select - | |
| | N/A | - Select - | |
| | | - Select - | |

**27. Date of filing this Form 2**

| 14 | 07 | 2006 |
|---|---|---|
| (day) | (month) | (year) |

**28. Number of continuation sheets** 1

**29. Number of attachments** 0

## Continuation Sheet

**22. Further information in relation to interests of corporations controlled by substantial shareholder**

| Name of controlled corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| Prosperland Housing Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | Y | 1,267,523,511 | |
| Prosperland Housing Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | N | 85,179 | |
| Curicao Company Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Prosperland Housing Limited | 100.00 | Y | 85,179 | |
| Purotat Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | Y | 354,227,500 | |
| Yee Fly Investment Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | Y | 163,665 | |
| Yee Fly Investment Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | N | 120,608,945 | |
| Yee Fly Investment Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | N | 8,520 | |
| Believecity Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Yee Fly Investment Limited | 100.00 | Y | 120,608,945 | |
| Kindstock Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Yee Fly Investment Limited | 100.00 | Y | 8,520 | |
| Cokage Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | Y | 53,893,250 | |
| Atlas Limited | Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. (British Virgin Islands) | Hang Lung Group Limited | 100.00 | N | 73,182,000 | |
| Hang Kong Company Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Atlas Limited | 100.00 | Y | 73,182,000 | |
| Hang Lung Investments Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | Y | 183,176,000 | |
| Hang Lung Enterprises Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | Y | 39,151,000 | |

Our Ref: SO-200-2006/HLPL

25th July, 2006

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Ms. Carrie Tse

Dear Sirs,

**Re: Notification of Board Meeting**

Please be informed that a Board Meeting of our Company will be held on Monday, 21st August, 2006 at 10:00 a.m. to consider the preliminary announcement of results for the year ended 30th June, 2006 and final dividend to be recommended to holders of ordinary shares. You will be notified of the results and decision on dividend on that day.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin S.W. Ching
Secretary

RsC/el

Form I

**Monthly Return on Movement of Listed Equity Securities**
**For the month ended 31st July, 2006**

**To: The Research & Planning Department of The Stock Exchange of Hong Kong Limited**

**From : Hang Lung Properties Limited**
(Name of Company)

Esther S.M. Li Tel No : 2879 0365
(Name of Responsible Official)

Date : 7th August, 2006

**(A) Information on Types of Listed Equity Securities:**
(please tick wherever applicable)

1. Ordinary shares: ✔
2. Preference shares: ✔ (Convertible Cumulative Preference Shares)
3. Other classes of shares: N/A please specify:
4. Warrants: N/A please specify:

**(B) Movement in Authorised Share Capital:**

| | No. of ordinary shares/ Preference shares/ ~~other classes of shares~~ | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month | 5,400,000,000<br>80,000 | 1.00<br>7500.00 | 5,400,000,000.00<br>600,000,000.00 |
| Increase/(Decrease) (EGM approval date): | N/A | N/A | N/A |
| Balance at close of the month | 5,400,000,000<br>80,000 | 1.00<br>7500.00 | 5,400,000,000.00<br>600,000,000.00<br>6,000,000,000.00 |

**(C) Movement in Issued Share Capital:**

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 3,731,707,670 | 0 | N/A |
| Increase~~/(Decrease)~~ during the month | 264,000 | 0 | |
| Balance at close of the month: | 3,731,971,670 | 0 | |

(B) Details of Movement:

* please delete and insert 'N/A' wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS* Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 9.20 | 24,522,000 | 0 | 264,000 | 100,000 | 24,158,000 | 264,000 |
| 2. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 11.85 | 400,000 | 0 | 0 | 0 | 400,000 | 0 |
| 3. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 12.35 | 1,400,000 | 0 | 0 | 0 | 1,400,000 | 0 |
| 4. Share Option Scheme expired on 21/11/2012 HK$ 11.40 | 306,000 | 0 | 0 | 0 | 306,000 | 0 |
| 5. Exercise price: HK$ | | | | | | |
| WARRANTS* Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. Subscription price: HK$ | | | | | | |
| CONVERTIBLES* Class | Units | Converted (Units) | | | Units | |
| Preference Shares Convertible price: HK$ 10.10 | - | 0 | | | - | 0 |
| OTHER ISSUES OF SHARES* | | | | | | |
| Rights Issue | Price: | Issue and allotment Date: | | | | |
| Placing | Price: | Issue and allotment Date: | | | | |
| Bonus Issue | | Issue and allotment Date: | | | | |
| Scrip Dividend | | Issue and allotment Date: | | | | |
| Repurchase of share | | Cancellation Date: | | | | |
| Redemption of share | | Redemption Date: | | | | |
| Consideration issue | Price: | Issue and allotment Date: | | | | |
| Others (please specify) | Price: | Issue and allotment Date: | | | | |
| | Total No. of ordinary shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month: | | | | | 264,000 |

Remarks: ______________________

Authorised Signatory:

Name: Esther Li

Title: Assistant Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

恒隆地產
HANG LUNG PROPERTIES

Our Ref: SO-211-2006/HLPL

7th August, 2006

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Ms. Carrie Tse

Dear Sirs,

**UNDERTAKING**

With reference to the proposed general mandate ("the Repurchase Mandate") to repurchase shares as set out under resolution No. 6A in the Notice of Annual General Meeting, the Board of Directors of Hang Lung Properties Limited ("the Company") hereby undertakes that the Company will only exercise the power of the Company to make repurchases pursuant to the Repurchase Mandate in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the laws of Hong Kong.

On behalf of the Board of
HANG LUNG PROPERTIES LIMITED

Terry S. Ng
Executive Director

TN/RsL/el

HANG LUNG PROPERTIES LIMITED 28/F Standard Chartered Bank Bldg. 4 Des Voeux Road Central, Hong Kong Tel:28790111 Fax:28686086
恒隆地產有限公司 香港中環德輔道中四號渣打銀行大廈二十八樓 電話:28790111 傳真:28686086

Our Ref: SO-210-2006/HLPL

7th August, 2006

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Ms. Carrie Tse

Dear Sirs,

Re: **Repurchase Mandate and Amendment to Articles of Association**

Following the completion of compulsory conversion of all the outstanding Convertible Cumulative Preference Shares ("CPS") on 26th June, 2006, we propose to change the Articles of Association of the Company by deleting the Article 184 in respect of CPS. Accordingly, attached please find the draft of Notice of AGM/Repurchase Mandate of Hang Lung Properties Limited, largely copied from last year's approved version except the special resolutions in respect of CPS (with checklist) for your comment and approval as soon as possible.

Please note that an undertaking from the Company in connection with the Repurchase Mandate is also enclosed for your attention.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

Encl.

RsC/el

COPY

香港交易所

THE STOCK EXCHANGE OF HONG KONG LIMITED
*(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)*

# NOTIFICATION REQUIREMENTS ON ISSUERS' PURCHASING THEIR OWN SHARES ON THE STOCK EXCHANGE

**Case Number:** ____________________

**Name of Issuer:** HANG LUNG PROPERTIES LIMITED

**Information required to be contained in the Circular:**

| Listing Rules Provisions | Page | Fully Complied With | Comments |
|---|---|---|---|
| 10.06 (1) (b) the issuer must send to its shareholders an Explanatory Statement (at the same time as the notice of the relevant shareholders' meeting) containing all the information reasonably necessary to enable those shareholders to make an informed decision on whether to vote for or against the ordinary resolution to approve the purchase by the issuer of Shares including the information set out below:— | | | |
| (i) a statement of the total number and description of the Shares which the issuer proposes to purchase; | 9 | V | |
| (ii) a statement by the directors of the reasons for the proposed purchase of Shares; | 9 | V | |
| (iii) a statement by the directors as to the proposed source of funds for making the proposed purchase, which shall be funds legally available for such purposes in accordance with the issuer's constitutive documents and the laws of the jurisdiction in which the issuer is incorporated or otherwise established; | 9 | V | |
| (iv) a statement as to any material adverse impact on the working capital or gearing position of the issuer (as compared with the position disclosed in its most recent published audited accounts) in the event that the proposed purchases were to be carried out in full at any time during the proposed purchase period, or an appropriate negative statement; | 9 | V | |
| (v) a statement of the name of any directors, and to the best of the knowledge of the directors having made all reasonable enquiries, any associates of the directors, who have a present intention, in the event that the proposal is approved by shareholders, to sell Shares to the issuer, or an appropriate negative statement; | 9 | V | |

THE STOCK EXCHANGE OF HONG KONG LIMITED
*(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)*

| Listing Rules Provisions | Page | Fully Complied With | Comments |
|---|---|---|---|
| (vi) a statement that the directors have undertaken to the Exchange to exercise the power of the issuer to make purchases pursuant to the proposed resolution in accordance with the Exchange Listing Rules and the laws of the jurisdiction in which the issuer is incorporated or otherwise established; | 9 | V | |
| (vii) a statement as to the consequences of any purchases which will arise under the Takeover Code of which the directors are aware, if any; | 10 | V | |
| (viii) a statement giving details of any purchases by the issuer of Shares made in the previous six months (whether on the Exchange or otherwise), giving the date of each purchase and the purchase price per Share or the highest and lowest prices paid for such purchases, where relevant; | 10 | V | |
| (ix) a statement as to whether or not any connected persons of the issuer have notified the issuer that they have a present intention to sell Shares to the issuer or have undertaken not to sell any of the Shares held by them to the issuer, in the event that the issuer is authorised to make purchases of Shares; | 10 | V | |
| (x) a statement giving the highest and lowest prices at which the relevant Shares have traded on the Exchange during each of the previous twelve months; and | 10/11 | V | |
| (xi) a statement on the front page as follows: "The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this document." | 1 | V | |

**Note 1: Please make annotation in the margin of the relevant page of the circular for the respective paragraph of the Listing Rules.**

**THE STOCK EXCHANGE OF HONG KONG LIMITED**
*(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)*

Submitted by: ______________________ Date: 7th August, 2006
Signature
Robin Ching, Secretary
HANG LUNG PROPERTIES LIMITED
Name and Firm

Verified by: ______________________ Date: ______________________
Name
Listing Division

Reviewed by: ______________________ Date: ______________________
Name
Listing Division

To : Listing of The Stock Exchange of Hong Kong Limited
Information Services of The Stock Exchange of Hong Kong Limited

IMPORTANT NOTES:
1) IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
2) PLEASE ENSURE ALL FIELDS ARE COMPLETED (YOU MAY FILL IN THE FIELD WITH "N/A" OR "NIL" WHERE IT IS NOT APPLICABLE) & ACCURATE WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE EXCHANGE'S SYSTEM UPON RECEIPT.
3) PLEASE SIGN AT THE BOTTOM RIGHT CORNER ON EVERY PAGES OF THIS FORM AND THE NOTES ATTACHED (IF ANY).
4) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY

From : Hang Lung Properties Limited No. of pages : 6
(Name of Company/Representative Company)
Robin Ching 2879-0370 21st August, 2006
(Responsible Official) (Contact Telephone No.) Date

Name of listed company : HANG LUNG PROPERTIES LIMITED Stock Code: 101

Year end date : 30 / 6 / 2006

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period?
[x] Yes (Note 1) [ ] No

To be published in the newspapers
[ ] Summarised results announcement [x] Full results announcement [ ] Early adoption of new disclosure requirements *(Note IV)*

Auditors' Report *(Note V)*
[ ] Qualified [ ] Modified [x] Unqualified [ ] N/A

**(FOR INTERIM/QUARTERLY RESULTS ONLY)**
Interim/Quarterly report reviewed by
[ ] Audit Committee [ ] Auditors [ ] Neither of the above

| | | (Audited / ~~Unaudited~~*) Current Period From 1/7/2005 to 30/6/2006 ( HK$'million ) | (Audited / ~~Unaudited~~*) Last Corresponding Period from 1/7/2004 to 30/6/2005 ( HK$'million ) |
|---|---|---|---|
| Turnover *(Note I)* | : | 3,740.6 | 6,955.3 |
| Profit / ~~(Loss)~~ from Operations *(Note II)* | : | 2,463.9 | 3,401.3 |
| Finance cost (Note 2) | : | ( 415.8 ) | ( 255.7 ) |
| Share of Profit / (Loss) of Associates | : | - | - |
| Share of Profit / ~~(Loss)~~ of Jointly Controlled Entities | : | 90.3 | 118.3 |
| Profit / ~~(Loss)~~ after Taxation & MI | : | 4,402.6 | 6,812.5 |
| Change over Last Period | : | -35.4 % | |

* **Please delete as appropriate.**

.../2

| | | | | | |
|---|---|---|---|---|---|
| EPS / ~~(LPS)~~ - Basic *(in Dollars)* (Note 3): | | $1.192 | | $1.939 | |
| - Diluted *(in Dollars)* | : | $1.182 | | $1.919 | |
| Extraordinary ("ETD") Gain / (Loss) | : | - | | - | |
| Profit / ~~(Loss)~~ after ETD Items | : | 4,402.6 | | 6,812.5 | |
| ~~1st Quarter / Interim / 3rd Quarter~~ / Final * Dividend per Share | : | 38¢ | | 37¢ | |
| (specify if with other options) | : | Nil | | Nil | |
| B / C Dates for ~~1st Quarter / Interim / 3rd Quarter /~~ Final * Dividend | : | 6/11/2006 | to | 8/11/2006 | bdi. |
| Payable Date | : | 24/11/2006 | | | |
| B / C Dates for (________) General Meeting | : | N/A | to | | bdi. |
| Other Distribution for Current Period | : | Nil | | | |
| *(Note III)* | | | | | |
| B / C Dates for Other Distribution | : | Nil | to | | bdi |

*** Please delete as appropriate.**

For and on behalf of
HANG LUNG PROPERTIES LIMITED

Signature : [signature]
Printed Name : Robin Ching
Title : Secretary

Any description or an explanatory note *(Notes V & VI)* attached?

[x] Yes (Number of pages attached: 4 )

[ ] No

Hang Lung Properties Limited

**Notes**

1. Basis of preparation

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations (collectively, "HKFRSs") which are effective for the Group's accounting periods beginning on or after 1 July 2005.

The Group adopted in advance the following HKFRSs in the preparation of the financial statements for the year ended 30 June 2005:
- Hong Kong Accounting Standard 40 ("HKAS 40") - Investment Property
- Hong Kong (SIC) Interpretation 21 ("HKSIC-Int 21") - Income Taxes - Recovery of Revalued Non-Depreciable Assets

The financial impact as a result of the adoption of HKAS 40 and HKSIC-Int 21 was summarised in note 1(b) of the 2005 annual report of the Group.

The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in the financial statements.

(a) HKFRS 3 "Business Combinations"

In prior years, positive goodwill arising on or after 1 July 2001 was amortised on a straight line basis over its estimated useful life and was subject to impairment testing when there were indications of impairment. Negative goodwill which arose on or after 1 July 2001 was amortised over the weighted average useful life of the depreciable/amortisable non-monetary assets acquired, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases it was recognised in the income statement as those expected losses were incurred. Positive and negative goodwill which arose prior to 1 July 2001, was taken directly to capital reserves in accordance with the transitional provisions set out in the Statement of Standard Accounting Practice 30 "Business Combinations".

With effect from 1 July 2005, in accordance with HKFRS 3 "Business Combinations" and HKAS 36 "Impairment of Assets", the Group no longer amortises positive goodwill. Such goodwill is tested for impairment. Impairment losses are recognised when the carrying amount of the cash generating units to which the goodwill has been allocated exceeds its recoverable amount. Negative goodwill is recognised immediately in the income statement as it arises.

This change in accounting policy has been adopted prospectively from 1 July 2005. The Group's negative goodwill of $275.3 million previously credited to capital reserve has been transferred to retained profits. The net effect of the above transfer has increased retained profits by $275.3 million and reduced capital reserve by the same amount.

(b) HKAS 32 "Financial instruments: Disclosure and Presentation", and HKAS 39 "Financial instruments: Recognition and Measurement"

(i) Derivatives and hedging

In prior years, the Group's derivative financial instruments which were mainly used to manage the Group's exposure to interest rate fluctuation were recognised on an accrual basis.

With effect from 1 July 2005, and in accordance with HKAS 39, all derivative financial instruments entered into by the Group are stated at fair value. Changes in the fair value of derivatives held as hedging instruments in a cash flow hedge of committed future transactions are recognised in equity to the extent that the hedge is effective. Any ineffective portion of the changes in fair value of the derivatives is recognised in the income statement.

This change was adopted by reducing the opening balance of the retained profits as at 1 July 2005 by $20.8 million. Comparative amounts have not been restated as this is prohibited by the transitional arrangements in HKAS 39. As a result of this policy, net profit for the current year increased by $20.8 million.

(ii) Reclassification of convertible cumulative preference shares

In prior years, convertible cumulative preference shares were classified as equity based on their legal form. Dividends paid to the preference shareholders were presented as a distribution to equity participants.

With effect from 1 July 2005, in accordance with HKAS 32, the classification of convertible cumulative preference shares is based on the substance of the contractual agreement. On the issue of the convertible cumulative preference shares, the fair value of the liability component is determined using a market rate for an equivalent non-convertible preference share; and this amount is carried as a long term liability on the amortised cost basis until extinguished on conversion or redemption. The remainder of the proceeds is allocated to the conversion option that is recognised and included in shareholders' equity. The carrying amount of the conversion option is not remeasured in subsequent years. The dividends paid to the preference shareholders of $17.2 million (2005: $27.5 million) for the year are recognised as finance costs in the consolidated income statement.

The change in accounting policy has been adopted retrospectively by reducing the opening balance of share capital at 1 July 2005 by $434.4 million (2004: $563.6 million) and increasing the equity component of convertible cumulative preference shares by $79.4 million (2004: $103.0 million).

(c) HKFRS 2 "Share-based payment"

In prior years, no amounts were recognised when employees were granted share options over shares in the Company. If the employees chose to exercise the options, the nominal amount of share capital and share premium were credited only to the extent of

the option's exercise price received.

With effect from 1 July 2005, in order to comply with HKFRS 2, the Group recognises the fair value of such share options as an expense in the income statement, or as an asset, if the cost qualifies for recognition as an asset under the Group's accounting policies. A corresponding increase is recognised in a capital reserve within equity.

Where the employees are required to meet vesting conditions before they become entitled to the options, the Group recognises the fair value of the options granted over the vesting period taking into account the probabilities that the options will vest. Otherwise, the Group recognises the fair value in the period in which the options are granted.

If an employee chooses to exercise options, the related capital reserve is transferred to share capital and share premium, together with the exercise price. If the options lapse unexercised the related capital reserve is transferred directly to retained profits.

The new accounting policy has been applied retrospectively with comparatives restated. The opening balance of retained profits as of 1 July 2005 as a result of the change of policy decreased by $36.9 million (2004: $4.0 million) and the Group's profit after taxation for the current year decreased by $20.8 million (2005: $32.9 million), with the corresponding amounts credited to the capital reserve.

(d) Presentational changes

In order to enhance the understandability of the financial statements, some items on the balance sheet have been reclassified and certain comparative figures have been restated according to the new classification. The application of the new HKFRSs has also resulted in changes in the presentation of the financial statements retrospectively with comparatives restated to conform to the current year's presentation, in particular of below:

(i) In prior years, minority interests were presented in the consolidated balance sheet separately from liabilities and as a deduction from net assets. Financial results shared by minority interests were separately presented in the consolidated income statement as a deduction before arriving at the profit attributable to shareholders.

With effect from 1 July 2005, in order to comply with HKAS 1 "Presentation of Financial Statements" and HKAS 27 "Consolidated and Separate Financial Statements", minority interests are presented in the consolidated balance sheet within equity, separately from the equity attributable to the shareholders of the Company, and the results shared by minority interests are presented on the face of the consolidated income statement as an allocation of the attributable profit between the minority interests and the shareholders of the Company.

(ii) In prior years, share of jointly controlled entities' taxation was presented as a component of taxation in the income statement. On adoption of the HKAS 1, share of jointly controlled entities' taxation is presented net of the share of jointly controlled entities' profit.

(e) Summary of the effect of changes in the accounting policies

(i) Effect on opening balance of total equity at 1 July 2005 and 1 July 2004

| | Shareholders' equity | | | |
|---|---|---|---|---|
| | **Share capital $Million** | **Retained profits $Million** | **Capital reserves $Million** | **Total $Million** |
| At 1 July 2005 | | | | |
| Prior period adjustments | | | | |
| HKAS 32 | **(434.4)** | **-** | **79.4** | **(355.0)** |
| HKFRS 2 | **-** | **(36.9)** | **36.9** | **-** |
| | **(434.4)** | **(36.9)** | **116.3** | **(355.0)** |
| Opening adjustments | | | | |
| HKAS 39 | **-** | **(20.8)** | **-** | **(20.8)** |
| HKFRS 3 | **-** | **275.3** | **(275.3)** | **-** |
| Total increase/(decrease) in shareholders' equity | **(434.4)** | **217.6** | **(159.0)** | **(375.8)** |
| At 1 July 2004 | | | | |
| Prior period adjustments | | | | |
| HKAS 32 | (563.6) | - | 103.0 | (460.6) |
| HKFRS 2 | - | (4.0) | 4.0 | - |
| Total increase/(decrease) in shareholders' equity | (563.6) | (4.0) | 107.0 | (460.6) |

(ii) Effect on net profit attributable to shareholders

| | **2006 $Million** | 2005 $Million |
|---|---|---|
| HKAS 39 | **20.8** | - |
| HKFRS 2 | **(20.8)** | (32.9) |
| Total decrease in net profit | **-** | (32.9) |

2. The finance costs of $415.8 million (2005: $255.7 million) included dividend on convertible cumulative preference shares of $17.2 million (2005: $27.5 million).

3. The calculation of basic earnings per share is based on the net profit attributable to shareholders of $4,402.6 million (2005 restated: $6,812.5 million) and the weighted average number of 3,693.3 million (2005: 3,513.7 million) shares in issue during the year.

The calculation of diluted earnings per share is based on the adjusted net profit attributable to shareholders of $4,419.8 million (2005 restated: $6,840.0 million) and the weighted average number of 3,738.3 million (2005: 3,563.8 million) shares after adjusting for the effects of all dilutive potential shares.

Our Ref: SO-222-2006/HLPL

21st August, 2006

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
13th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

**Re: Hang Lung Properties Limited**
**Preliminary Announcement**

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

Encl.

RsC/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

COPY

恒隆地產
HANG LUNG PROPERTIES


Cents
Total Dividends Per Share
60
50
40
30
2002
2003
2004
2005
2006


$ Million
Rental Revenue
3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006
Hong Kong
Mainland China

恒隆地產有限公司
## HANG LUNG PROPERTIES LIMITED
**(Stock Code: 101)**

**CONSOLIDATED INCOME STATEMENT**
**FOR THE YEAR ENDED 30 JUNE 2006 (AUDITED)**
*(Expressed in Hong Kong dollars)*

| | *Note* | **2006 $Million** | 2005 $Million (restated) |
|---|---|---|---|
| Turnover | *3* | **3,740.6** | 6,955.3 |
| Other income | | **317.2** | 105.5 |
| Direct costs and operating expenses | | **(1,388.4)** | (3,505.5) |
| Administrative expenses | | **(205.5)** | (154.0) |
| Operating profit | | **2,463.9** | 3,401.3 |
| Increase in fair value of investment properties | *8* | **3,438.2** | 5,402.9 |
| | | **5,902.1** | 8,804.2 |
| Finance costs | *4* | **(415.8)** | (255.7) |
| Share of profits of jointly controlled entities | | **90.3** | 118.3 |
| Profit before taxation | *3(a) & 4* | **5,576.6** | 8,666.8 |
| Taxation | *5* | **(1,003.0)** | (1,582.6) |
| Profit for the year | | **4,573.6** | 7,084.2 |
| Attributable to: | | | |
| Shareholders | | **4,402.6** | 6,812.5 |
| Minority interests | | **171.0** | 271.7 |
| | | **4,573.6** | 7,084.2 |
| Dividends | *6(a)* | **1,899.8** | 1,842.6 |
| **Earnings per share** | *7(a)* | | |
| **Basic** | | **119.2¢** | **193.9¢** |
| **Diluted** | | **118.2¢** | **191.9¢** |
| Earnings per share excluding changes in fair value of investment properties net of deferred tax | *7(b)* | | |
| Basic | | **44.1¢** | 71.6¢ |
| Diluted | | **44.0¢** | 71.4¢ |

**CONSOLIDATED BALANCE SHEET**
**AT 30 JUNE 2006 (AUDITED)**
*(Expressed in Hong Kong dollars)*

| | Note | 2006 $Million | 2005 $Million (restated) |
|---|---|---|---|
| Non-current assets | | | |
| Fixed assets | | | |
| Investment properties | *8* | **39,590.0** | 36,031.9 |
| Other fixed assets | | **2,911.1** | 1,818.9 |
| | | **42,501.1** | 37,850.8 |
| Interest in jointly controlled entities | | **551.0** | 482.4 |
| Loans and investments | | **7.9** | 9.1 |
| Deferred tax assets | | **66.7** | 85.4 |
| | | **43,126.7** | 38,427.7 |
| Current assets | | | |
| Inventories | | **10,159.3** | 10,693.4 |
| Trade and other receivables | *9* | **1,096.6** | 768.7 |
| Cash and deposits with banks | | **5,983.6** | 3,205.8 |
| | | **17,239.5** | 14,667.9 |
| Current liabilities | | | |
| Trade and other payables | *10* | **1,529.5** | 1,704.6 |
| Taxation | | **332.1** | 599.2 |
| Preference dividend payable | | **—** | 15.5 |
| | | **1,861.6** | 2,319.3 |
| Net current assets | | **15,377.9** | 12,348.6 |
| Total assets less current liabilities | | **58,504.6** | 50,776.3 |
| Non-current liabilities | | | |
| Bank loans | | **8,454.0** | 4,113.4 |
| Convertible cumulative preference shares | | **—** | 355.0 |
| Floating rate notes due 2009 | | **1,500.0** | 1,500.0 |
| Other long term liabilities | | **570.7** | 643.3 |
| Deferred taxation | | **3,690.8** | 2,909.7 |
| | | **14,215.5** | 9,521.4 |
| **NET ASSETS** | | **44,289.1** | 41,254.9 |
| **CAPITAL AND RESERVES** | | | |
| Share capital | | **3,731.7** | 3,683.2 |
| Reserves | | **39,514.5** | 36,605.1 |
| Shareholders' equity | | **43,246.2** | 40,288.3 |
| Minority interests | | **1,042.9** | 966.6 |
| **TOTAL EQUITY** | *11* | **44,289.1** | 41,254.9 |

*Notes:*

1. The financial statements have been reviewed by the Audit Committee.

2. Basis of preparation

   The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations (collectively, "HKFRSs") which are effective for the Group's accounting periods beginning on or after 1 July 2005.

   The Group adopted in advance the following HKFRSs in the preparation of the financial statements for the year ended 30 June 2005:

   - Hong Kong Accounting Standard 40 ("HKAS 40") - Investment Property

   - Hong Kong (SIC) Interpretation 21("HKSIC-Int 21") - Income Taxes - Recovery of Revalued Non-Depreciable Assets

   The financial impact as a result of the adoption of HKAS 40 and HKSIC-Int 21 was summarised in note 1(b) of the 2005 annual report of the Group.

   The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in the financial statements.

   (a) HKFRS 3 "Business Combinations"

   In prior years, positive goodwill arising on or after 1 July 2001 was amortised on a straight line basis over its estimated useful life and was subject to impairment testing when there were indications of impairment. Negative goodwill which arose on or after 1 July 2001 was amortised over the weighted average useful life of the depreciable/amortisable non-monetary assets acquired, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases it was recognised in the income statement as those expected losses were incurred. Positive and negative goodwill which arose prior to 1 July 2001, were taken directly to capital reserves in accordance with the transitional provisions set out in the Statement of Standard Accounting Practice 30 "Business Combinations".

   With effect from 1 July 2005, in accordance with HKFRS 3 "Business Combinations" and HKAS 36 "Impairment of Assets", the Group no longer amortises positive goodwill. Such goodwill is tested for impairment. Impairment losses are recognised when the carrying amount of the cash generating units to which the goodwill has been allocated exceeds its recoverable amount. Negative goodwill is recognised immediately in the income statement as it arises.

   This change in accounting policy has been adopted prospectively from 1 July 2005. The Group's negative goodwill of $275.3 million previously credited to capital reserve has been transferred to retained profits. The net effect of the above transfer has increased retained profits by $275.3 million and reduced capital reserve by the same amount.

(b) HKAS 32 "Financial instruments: Disclosure and Presentation", and HKAS 39 "Financial instruments: Recognition and Measurement"

(i) Derivatives and hedging

In prior years, the Group's derivative financial instruments which were mainly used to manage the Group's exposure to interest rate fluctuation were recognised on an accrual basis.

With effect from 1 July 2005, and in accordance with HKAS 39, all derivative financial instruments entered into by the Group are stated at fair value. Changes in the fair value of derivatives held as hedging instruments in a cash flow hedge of committed future transactions are recognised in equity to the extent that the hedge is effective. Any ineffective portion of the changes in fair value of the derivatives is recognised in the income statement.

This change was adopted by reducing the opening balance of the retained profits as at I July 2005 by $20.8 million. Comparative amounts have not been restated as this is prohibited by the transitional arrangements in HKAS 39. As a result of this policy, net profit for the current year increased by $20.8 million.

(ii) Reclassification of convertible cumulative preference shares

In prior years, convertible cumulative preference shares were classified as equity based on their legal form. Dividends paid to the preference shareholders were presented as a distribution to equity participants.

With effect from 1 July 2005, in accordance with HKAS 32, the classification of convertible cumulative preference shares is based on the substance of the contractual agreement. On the issue of the convertible cumulative preference shares, the fair value of the liability component is determined using a market rate for an equivalent non-convertible preference share; and this amount is carried as a long term liability on the amortised cost basis until extinguished on conversion or redemption. The remainder of the proceeds is allocated to the conversion option that is recognised and included in shareholders' equity. The carrying amount of the conversion option is not remeasured in subsequent years. The dividends paid to the preference shareholders of $17.2 million (2005: $27.5 million) for the year are recognised as finance costs in the consolidated income statement.

The change in accounting policy has been adopted retrospectively by reducing the opening balance of share capital at 1 July 2005 by $434.4 million (2004: $563.6 million) and increasing the equity component of convertible cumulative preference shares by $79.4 million (2004: $103.0 million).

(c) HKFRS 2 "Share-based payment"

In prior years, no amounts were recognised when employees were granted share options over shares in the Company. If the employees chose to exercise the options, the nominal amount of share capital and share premium were credited only to the extent of the option's exercise price received.

With effect from 1 July 2005, in order to comply with HKFRS 2, the Group recognises the fair value of such share options as an expense in the income statement, or as an asset, if the cost qualifies for recognition as an asset under the Group's accounting policies. A corresponding increase is recognised in a capital reserve within equity.

Where the employees are required to meet vesting conditions before they become entitled to the options, the Group recognises the fair value of the options granted over the vesting period taking into account the probabilities that the options will vest. Otherwise, the Group recognises the fair value in the period in which the options are granted.

If an employee chooses to exercise the options, the related capital reserve is transferred to share capital and share premium, together with the exercise price. If the options lapse, the related capital reserve is transferred directly to retained profits.

The new accounting policy has been applied retrospectively with comparatives restated. The opening balance of retained profits as of 1 July 2005 as a result of the change of policy decreased by $36.9 million (2004: $4.0 million) and the Group's profit after taxation for the current year decreased by $20.8 million (2005: $32.9 million), with the corresponding amounts credited to the capital reserve.

(d) Presentational changes

In order to enhance the understandability of the financial statements, some items on the balance sheet have been reclassified and certain comparative figures have been restated according to the new classification. The application of the new HKFRSs has also resulted in changes in the presentation of the financial statements retrospectively with comparatives restated to conform to the current year's presentation, in particular of below:

(i) In prior years, minority interests were presented in the consolidated balance sheet separately from liabilities and as a deduction from net assets. Financial results shared by minority interests were separately presented in the consolidated income statement as a deduction before arriving at the profit attributable to shareholders.

With effect from 1 July 2005, in order to comply with HKAS 1 "Presentation of Financial Statements" and HKAS 27 "Consolidated and Separate Financial Statements", minority interests are presented in the consolidated balance sheet within equity, separately from the equity attributable to the shareholders of the Company, and the results shared by minority interests are presented on the face of the consolidated income statement as an allocation of the attributable profit between the minority interests and the shareholders of the Company.

(ii) In prior years, share of jointly controlled entities' taxation was presented as a component of taxation in the income statement. On adoption of the HKAS 1, share of jointly controlled entities' taxation is presented net of the share of jointly controlled entities' profit.

(e) Summary of the effect of changes in the accounting policies

(i) Effect on opening balance of total equity at 1 July 2005 and 1 July 2004

| | Shareholders' equity | | | |
|---|---|---|---|---|
| | **Share capital $Million** | **Retained profits $Million** | **Capital reserves $Million** | **Total $Million** |
| At 1 July 2005 | | | | |
| Prior period adjustments | | | | |
| HKAS 32 | **(434.4)** | **—** | **79.4** | **(355.0)** |
| HKFRS 2 | **—** | **(36.9)** | **36.9** | **—** |
| | **(434.4)** | **(36.9)** | **116.3** | **(355.0)** |
| Opening adjustments | | | | |
| HKAS 39 | **—** | **(20.8)** | **—** | **(20.8)** |
| HKFRS 3 | **—** | **275.3** | **(275.3)** | **—** |
| Total increase/(decrease) in shareholders' equity | **(434.4)** | **217.6** | **(159.0)** | **(375.8)** |
| At 1 July 2004 | | | | |
| Prior period adjustments | | | | |
| HKAS 32 | (563.6) | — | 103.0 | (460.6) |
| HKFRS 2 | — | (4.0) | 4.0 | — |
| Total increase/(decrease) in shareholders' equity | (563.6) | (4.0) | 107.0 | (460.6) |

(ii) Effect on net profit attributable to shareholders

| | **2006 $Million** | 2005 $Million |
|---|---|---|
| HKAS 39 | **20.8** | — |
| HKFRS 2 | **(20.8)** | (32.9) |
| Total decrease in net profit | **—** | (32.9) |

3. Turnover and segment information

(a) Business segment

(i) Segment revenue and results

| | Segment revenue | | Segment results | |
|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 |
| | **$Million** | $Million | **$Million** | $Million (restated) |
| Property leasing | **2,678.2** | 2,422.4 | **2,058.7** | 1,837.0 |
| Property sales | **1,062.4** | 4,532.9 | **293.5** | 1,612.8 |
| | **3,740.6** | 6,955.3 | **2,352.2** | 3,449.8 |
| Other income | | | **317.2** | 105.5 |
| Administrative expenses | | | **(205.5)** | (154.0) |
| Operating profit | | | **2,463.9** | 3,401.3 |
| Increase in fair value of investment properties - property leasing | | | **3,438.2** | 5,402.9 |
| Finance costs | | | **(415.8)** | (255.7) |
| Share of profits of jointly controlled entities - property leasing | | | **90.3** | 118.3 |
| Profit before taxation | | | **5,576.6** | 8,666.8 |

(ii) Segment assets and liabilities

| | Assets | | Liabilities | |
|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 |
| | **$Million** | $Million (restated) | **$Million** | $Million (restated) |
| Property leasing | | | | |
| The Company and its subsidiaries | **42,927.3** | 37,956.1 | **980.5** | 1,045.6 |
| Jointly controlled entities | **551.0** | 482.4 | **—** | — |
| Property sales | **10,829.7** | 11,356.8 | **320.4** | 398.2 |
| Unallocated *(Note)* | **6,058.2** | 3,300.3 | **14,776.2** | 10,396.9 |
| | **60,366.2** | 53,095.6 | **16,077.1** | 11,840.7 |

*Note:* Unallocated items mainly comprise financial and corporate assets including cash and deposits of $5,983.6 million (2005: $3,205.8 million), interest-bearing borrowings including bank loans of $8,454.0 million (2005: $4,113.4 million) and other liabilities of $2,070.7 million (2005 restated: $2,498.3 million), and taxation of $3,956.2 million (2005: $3,423.5 million).

(iii) Capital expenditure and depreciation

| | Capital expenditure | | Depreciation | |
|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 |
| | **$Million** | $Million | **$Million** | $Million |
| Property leasing | **1,216.9** | 560.5 | **4.2** | 3.3 |

(b) Geographical segment

(i) Segment revenue and results

| | Segment revenue | | Segment results | |
|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 |
| | **$Million** | $Million | **$Million** | $Million (restated) |
| Group | | | | |
| Hong Kong | **3,018.7** | 6,387.7 | **1,797.1** | 3,033.5 |
| Mainland China | **721.9** | 567.6 | **555.1** | 416.3 |
| | **3,740.6** | 6,955.3 | **2,352.2** | 3,449.8 |
| Jointly controlled entities | | | | |
| Hong Kong | | | **90.3** | 118.3 |

(ii) Segment assets

| | **2006** | 2005 |
|---|---|---|
| | **$Million** | $Million |
| Hong Kong | **44,461.8** | 41,885.7 |
| Mainland China | **9,295.2** | 7,427.2 |
| | **53,757.0** | 49,312.9 |

(iii) Capital expenditure

| | **2006** | 2005 |
|---|---|---|
| | **$Million** | $Million |
| Hong Kong | **111.9** | 75.7 |
| Mainland China | **1,105.0** | 484.8 |
| | **1,216.9** | 560.5 |

4. Profit before taxation is arrived at after charging:

| | 2006 $Million | 2005 $Million (restated) |
|---|---|---|
| Finance costs | | |
| Interest on borrowings | **404.7** | 203.5 |
| Dividend on convertible cumulative preference shares *(Note)* | **17.2** | 27.5 |
| Other ancillary borrowing costs | **54.5** | 44.9 |
| Total borrowing costs | **476.4** | 275.9 |
| Less: Borrowing costs capitalised | **(60.6)** | (20.2) |
| | **415.8** | 255.7 |
| Cost of properties sold | **728.8** | 2,722.1 |
| Staff costs, including employee share-based payment expenses of $20.8 million (2005: $32.9 million) | **276.2** | 267.2 |
| Depreciation | **4.2** | 3.3 |
| and after crediting: | | |
| Interest income | **253.1** | 105.5 |

*Note:* The convertible cumulative preference shares of $7,500 each issued in November 1993 bear dividend at 5.5% per annum on a reference amount of US$1,000 each. The preference dividend was paid up to 26 June 2006, the date of compulsory conversion of all of the outstanding convertible cumulative preference shares.

5. Provision for Hong Kong Profits Tax and PRC Income Tax is calculated at 17.5% and 33% respectively on the estimated assessable profits for the year.

| | 2006 $Million | 2005 $Million (restated) |
|---|---|---|
| Current tax | | |
| Hong Kong Profits Tax for the year | **150.5** | 408.0 |
| Under/(Over)-provision in prior years | **0.8** | (9.9) |
| | **151.3** | 398.1 |
| PRC Income Tax for the year | **51.9** | 14.2 |
| Deferred tax | | |
| Origination and reversal of temporary differences | **799.8** | 1,170.3 |
| | **1,003.0** | 1,582.6 |

6. (a) Dividends attributable to the year

| | 2006 $Million | 2005 $Million |
|---|---|---|
| Interim dividend declared and paid of 13 cents (2005: 13 cents) per share | **481.7** | 478.8 |
| Final dividend of 38 cents (2005: 37 cents) per share proposed after the balance sheet date | **1,418.1** | 1,363.8 |
| | **1,899.8** | 1,842.6 |

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends attributable to the previous financial year, approved and paid during the year

| | 2006 $Million | 2005 $Million |
|---|---|---|
| Final dividend in respect of the previous financial year, approved and paid during the year of 37 cents (2005: 33 cents) per share | **1,363.8** | 1,089.0 |

7. (a) The calculation of basic earnings per share is based on the net profit attributable to shareholders of $4,402.6 million (2005 restated: $6,812.5 million) and the weighted average number of 3,693.3 million (2005: 3,513.7 million) shares in issue during the year.

The calculation of diluted earnings per share is based on the adjusted net profit attributable to shareholders of $4,419.8 million (2005 restated: $6,840.0 million) and the weighted average number of 3,738.3 million (2005: 3,563.8 million) shares after adjusting for the effects of all dilutive potential shares.

(b) The calculation of basic and diluted earnings per share excluding changes in fair value of investment properties net of deferred tax and minority interests is based on the profit adjusted as follows:

| | 2006 $Million | 2005 $Million (restated) |
|---|---|---|
| Net profit attributable to shareholders | **4,402.6** | 6,812.5 |
| Effect of changes in fair value of investment properties | **(3,415.5)** | (5,125.1) |
| Effect of corresponding deferred tax | **639.9** | 828.3 |
| Adjusted earnings for calculation of basic earnings per share | **1,627.0** | 2,515.7 |
| Effect of dilutive potential shares | | |
| Dividend on convertible cumulative preference shares | **17.2** | 27.5 |
| Adjusted earnings for calculation of diluted earnings per share | **1,644.2** | 2,543.2 |

8. Investment properties of the Group carried at fair value were revalued as at 30 June 2006 by Mr Charles C.K. Chan, Registered Professional Surveyor (General Practice), of Savills Valuation and Professional Services Limited, on an open market value basis with reference to the total rental income after taking into account reversionary income potential.

9. Included in trade and other receivables are trade debtors with the following ageing analysis:

| | **2006** | 2005 |
|---|---|---|
| | **$Million** | $Million |
| Within 1 month | **370.6** | 438.3 |
| 1 - 3 months | **2.3** | 3.7 |
| Over 3 months | **0.6** | 2.3 |
| | **373.5** | 444.3 |

The Group maintains a defined credit policy. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

10. Included in trade and other payables are trade creditors with the following ageing analysis:

| | **2006** | 2005 |
|---|---|---|
| | **$Million** | $Million |
| Due within 1 month | **472.5** | 645.9 |
| Due over 3 months | **81.4** | 94.3 |
| | **553.9** | 740.2 |

11. Total equity

| | Shareholders' equity | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Share capital $Million | Share premium $Million | Capital reserve on consolidation $Million | Capital redemption reserve $Million | Exchange fluctuation reserve $Million | Equity component of convertible cumulative preference shares $Million | Employee share-based compensation reserve $Million | Retained profits $Million | Total $Million | Minority interests $Million | Total equity $Million |
| At 1 July 2005 | | | | | | | | | | | |
| - as previously reported | 4,117.6 | 15,497.5 | 275.3 | 1,675.5 | 13.8 | – | – | 19,063.6 | 40,643.3 | 966.6 | 41,609.9 |
| - prior period adjustments | | | | | | | | | | | |
| HKAS 32 | (434.4) | – | – | – | – | 79.4 | – | – | (355.0) | – | (355.0) |
| HKFRS 2 | – | – | – | – | – | – | 36.9 | (36.9) | – | – | – |
| - as restated | 3,683.2 | 15,497.5 | 275.3 | 1,675.5 | 13.8 | 79.4 | 36.9 | 19,026.7 | 40,288.3 | 966.6 | 41,254.9 |
| - opening adjustments | | | | | | | | | | | |
| HKAS 39 | – | – | – | – | – | – | – | (20.8) | (20.8) | – | (20.8) |
| HKFRS 3 | – | – | (275.3) | – | – | – | – | 275.3 | – | – | – |
| | 3,683.2 | 15,497.5 | – | 1,675.5 | 13.8 | 79.4 | 36.9 | 19,281.2 | 40,267.5 | 966.6 | 41,234.1 |
| Issue of shares | 4.1 | 34.4 | – | – | – | – | – | – | 38.5 | – | 38.5 |
| Conversion of convertible cumulative preference shares | 44.4 | – | – | 390.0 | – | (79.4) | – | – | 355.0 | – | 355.0 |
| Employee share-based payment expenses | – | 9.6 | – | – | – | – | 11.2 | – | 20.8 | – | 20.8 |
| Exchange difference arising from translation of overseas subsidiaries | – | – | – | – | 7.3 | – | – | – | 7.3 | – | 7.3 |
| Net profit for the year | – | – | – | – | – | – | – | 4,402.6 | 4,402.6 | 171.0 | 4,573.6 |
| Dividend paid | – | – | – | – | – | – | – | (1,845.5) | (1,845.5) | – | (1,845.5) |
| Repayment to minority interests | – | – | – | – | – | – | – | – | – | (94.7) | (94.7) |
| At 30 June 2006 | 3,731.7 | 15,541.5 | – | 2,065.5 | 21.1 | – | 48.1 | 21,838.3 | 43,246.2 | 1,042.9 | 44,289.1 |

**Highlights**

- Net profit for Hang Lung Properties decreased by 35% to HK$4,402.6 million. The decrease was attributable to fewer residential units sold in Hong Kong and a decrease in the annual surplus arising on revaluation of the Group's investment properties. Stellar performance from property leasing activities contributed favourably to the Group's results.

- Profits from property leasing increased by HK$221.7 million or 12% to HK$2,058.7 million, fuelled by continued strong growth from Shanghai. Rental turnover and profits from our Shanghai rental properties increased by 27% to HK$721.9 million and 33% to HK$555.1 million, respectively. Hong Kong rental turnover and profits increased by 5% to HK$1,956.3 million and 6% to HK$1,503.6 million, respectively. Rental turnover for our retail and office portfolio in Hong Kong grew by 5% and 10%, respectively.

- During the year, about 300 residential units were sold and were mainly from AquaMarine at an average price of approximately HK$4,800 per square feet. We will continue to maximize property development profit margins by releasing our properties into the market at the best possible time.

- The Group's cash position is very strong, with gearing ratio as of 30 June 2006 standing at a very low level of 9%.

- Construction of Office Tower II of Plaza 66 in Shanghai is currently on schedule and completion is expected to be end of 2006. Pre-leasing activities have commenced and results have been very encouraging.

- Following our purchase of land in Tianjin last year for the development of a world-class shopping mall, in September 2005, we acquired a prime lot of nearly 35,000 square metres at Zhongjie Road in Shenyang City for the development of a luxurious shopping mall, to be named "Shenyang Hang Lung Plaza".

  In August 2006, we acquired another prime lot of about 92,000 square metres on the south side of City Plaza, along Qingnian Street, Shenhe District of Shenyang City for approximately RMB895 million. We expect to invest about RMB8 billion to build a grand scale multi-complex development comprising a world-class shopping mall, office towers, a 6-star hotel and serviced apartments with a total gross floor area of about 1.1 million square metres.

- In January 2006, the Company signed a memorandum of understanding with Jinan Government to invest about RMB2.5 billion for the development of a world-class shopping mall.

- In July 2006, the Company signed a memorandum of understanding with Changsha Government to invest around RMB4 billion to develop a world-class commercial complex in Furong District of Changsha City. This development would include a high-class shopping mall, office tower and serviced apartments.

- It is our continuous effort to search for potential lots for further development of commercial complexes in the major cities in China.

- Outlook for our property sales and rental business is bright and should provide us with strong cash flow over the next few years. We have continued to keep the payment of dividends from year to year steady even though it resulted in a relatively higher dividend payout ratio this year. In recent years, this process has enabled the company to consistently achieve the highest dividend yield among Hong Kong's major property companies.

**Purchase, Sale or Redemption of Listed Securities**

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

**Compliance with the Code on Corporate Governance Practices**

During the year, the Company has met with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

**Book Close Dates**

| | |
|---|---|
| Book close dates (both days inclusive) | 6 November 2006 to 8 November 2006 |
| Latest time to lodge transfers | 4:00 p.m. on 3 November 2006 |
| Annual general meeting | 9 November 2006 |
| Final dividend payment date | 24 November 2006 |

On behalf of the Board
**Ronnie C. Chan**
*Chairman*

Hong Kong, 21 August 2006

*As at the date of this announcement, the board of directors of the Company comprises of 5 executive directors, namely Mr. Ronnie C. Chan, Mr. Nelson W.L. Yuen, Mr. Terry S. Ng, Mr. William P.Y. Ko and Ms. Estella Y.K. Ng, and 5 independent non-executive directors, namely Mr. S.S. Yin, Mr. Ronald J. Arculli, Mr. H.K. Cheng, Ms. Laura L.Y. Chen and Prof. P.W. Liu.*

Please also refer to the published version of this announcement in South China Morning Post.


仙
每股股息
60
50
40
30
2002
2003
2004
2005
2006


百萬元
租賃收入
3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006
香港
中國內地

# 恒隆地產有限公司
# HANG LUNG PROPERTIES LIMITED

(股份代號：101)

**綜合收益表**
**截至二零零六年六月三十日止年度(經審核)**
*(以港幣為單位)*

| | 附註 | 二零零六年<br>百萬元 | 二零零五年<br>百萬元<br>(重列) |
|---|---|---|---|
| 營業額 | *3* | **3,740.6** | 6,955.3 |
| 其他收入 | | **317.2** | 105.5 |
| 直接成本及營業費用 | | **(1,388.4)** | (3,505.5) |
| 行政費用 | | **(205.5)** | (154.0) |
| 營業溢利 | | **2,463.9** | 3,401.3 |
| 投資物業之公平值增加 | *8* | **3,438.2** | 5,402.9 |
| | | **5,902.1** | 8,804.2 |
| 財務費用 | *4* | **(415.8)** | (255.7) |
| 應佔合營公司溢利 | | **90.3** | 118.3 |
| 除稅前溢利 | *3(甲)及4* | **5,576.6** | 8,666.8 |
| 稅項 | *5* | **(1,003.0)** | (1,582.6) |
| 本年度溢利 | | **4,573.6** | 7,084.2 |
| 應佔純利： | | | |
| 股東 | | **4,402.6** | 6,812.5 |
| 少數股東權益 | | **171.0** | 271.7 |
| | | **4,573.6** | 7,084.2 |
| 股息 | *6(甲)* | **1,899.8** | 1,842.6 |
| **每股盈利** | *7(甲)* | | |
| **基本** | | **119.2仙** | **193.9仙** |
| **攤薄** | | **118.2仙** | **191.9仙** |
| 每股盈利<br>(不包括投資物業公平值變動扣除遞延稅項) | *7(乙)* | | |
| 基本 | | **44.1仙** | 71.6仙 |
| 攤薄 | | **44.0仙** | 71.4仙 |

**綜合資產負債表**
**於二零零六年六月三十日(經審核)**
*(以港幣為單位)*

| | 附註 | 二零零六年 百萬元 | 二零零五年 百萬元 (重列) |
|---|---|---|---|
| 非流動資產 | | | |
| 固定資產 | | | |
| 投資物業 | 8 | **39,590.0** | 36,031.9 |
| 其他固定資產 | | **2,911.1** | 1,818.9 |
| | | **42,501.1** | 37,850.8 |
| 合營公司權益 | | **551.0** | 482.4 |
| 貸款及投資 | | **7.9** | 9.1 |
| 遞延税項資產 | | **66.7** | 85.4 |
| | | **43,126.7** | 38,427.7 |
| 流動資產 | | | |
| 存貨 | | **10,159.3** | 10,693.4 |
| 應收賬款及其他應收款 | 9 | **1,096.6** | 768.7 |
| 現金及銀行存款 | | **5,983.6** | 3,205.8 |
| | | **17,239.5** | 14,667.9 |
| 流動負債 | | | |
| 應付賬款及其他應付款 | 10 | **1,529.5** | 1,704.6 |
| 税項 | | **332.1** | 599.2 |
| 應付優先股股息 | | **–** | 15.5 |
| | | **1,861.6** | 2,319.3 |
| 流動資產淨值 | | **15,377.9** | 12,348.6 |
| 資產總值減流動負債 | | **58,504.6** | 50,776.3 |
| 非流動負債 | | | |
| 銀行貸款 | | **8,454.0** | 4,113.4 |
| 可換股累積優先股 | | **–** | 355.0 |
| 於二零零九年到期贖回之浮息票據 | | **1,500.0** | 1,500.0 |
| 其他長期負債 | | **570.7** | 643.3 |
| 遞延税項 | | **3,690.8** | 2,909.7 |
| | | **14,215.5** | 9,521.4 |
| **資產淨值** | | **44,289.1** | 41,254.9 |
| **資本及儲備** | | | |
| 股本 | | **3,731.7** | 3,683.2 |
| 儲備 | | **39,514.5** | 36,605.1 |
| 股東權益 | | **43,246.2** | 40,288.3 |
| 少數股東權益 | | **1,042.9** | 966.6 |
| **總權益** | 11 | **44,289.1** | 41,254.9 |

*附註：*

1. 財務報表已由審核委員會審閱。

2. 編製基準

香港會計師公會已頒佈多項新訂及經修訂《香港財務報告準則》、《香港會計準則》及詮釋(統稱「HKFRSs」)，並於本集團二零零五年七月一日或之後開始之會計期間生效。

本集團已於編製截至二零零五年六月三十日止年度之財務報表時提早採納下列HKFRSs：

- 《香港會計準則》第四十號(「HKAS 40」)－投資物業

- 《香港註釋常務委員會詮釋》第二十一號(「HKSIC-Int 21」)－所得稅－收回經重估之不可折舊資產

採納HKAS 40及HKSIC-Int 21引起之財務影響概述於本集團二零零五年年報附註1(乙)。

下文載列財務報表中反映之本會計期間及過往會計期間會計政策之重大變動資料。

(甲) HKFRS 3「業務合併」

於過往年度，於二零零一年七月一日或其後產生之正商譽乃按其估計可使用年期以直線法攤銷，並於有跡象顯示出現減值時進行減值測試。於二零零一年七月一日或其後產生之負商譽按所購入之可折舊／可攤銷之非貨幣性資產之加權平均可使用年期進行攤銷，惟與購入當日已確定之預計未來虧損有關之負商譽則除外。在此情況下，負商譽於有關預計虧損產生時在收益表內確認。於二零零一年七月一日前產生之正負商譽乃根據《會計實務準則》第三十號「業務合併」所載之過渡性條文直接撥入資本儲備。

由二零零五年七月一日起，根據HKFRS 3「業務合併」及HKAS 36「資產減值」，本集團不再攤銷正商譽。有關商譽會進行減值測試。減值虧損於已獲分配商譽之現金產生單位之賬面值高於其可收回金額時確認。負商譽於產生時隨即在收益表內確認。

本集團已於二零零五年七月一日起採納此項會計政策變動。本集團先前計入於資本儲備之負商譽二億七千五百三十萬元已轉撥至保留溢利。上述轉撥增加保留溢利二億七千五百三十萬元及以相同金額減少資本儲備。

(乙)HKAS 32「金融工具：披露及呈報」以及HKAS 39「金融工具：確認及計量」

(i) 衍生工具及對沖

於過往年度，本集團主要用作管理其利率風險之衍生金融工具乃按累計基準確認。

由二零零五年七月一日起，根據HKAS 39，所有由本集團訂立之衍生金融工具均按公平值列賬。持作未來交易現金流量對沖用途之衍生工具之公平值變動，僅將有效之對沖在權益中確認。衍生工具公平值變動之無效部份，乃於收益表內確認。

本集團以減少於二零零五年七月一日保留溢利之年初結餘二千零八十萬元之方式採納此項變動。由於HKAS 39之過渡性安排禁止重列比較數字，故並無重列比較數字。鑑於此項政策，本年度純利增加二千零八十萬元。

(ii) 可換股累積優先股之重新分類

於過往年度，可換股累積優先股按其法定形式分類為權益。支付予優先股股東之股息呈列為向權益參與者作出之分派。

由二零零五年七月一日起，根據HKAS 32，可換股累積優先股按合約性協議之內容進行分類。於發行可換股累積優先股時，負債部份之公平值使用非可換股優先股等值項目之市場比率釐定；該數額按攤銷成本為基準列作長期負債，直至轉換或贖回時註銷。所得款項餘額分配至換股權，並計入股東權益予以確認。換股權之賬面值不會於其後年度重新計量。本年度支付予優先股股東之股息一千七百二十萬元(二零零五年：二千七百五十萬元)在綜合收益表內確認為財務費用。

本集團已透過減少於二零零五年七月一日股本之年初結餘四億三千四百四十萬元(二零零四年：五億六千三百六十萬元)及將可換股累積優先股的權益部份增加七千九百四十萬元(二零零四年：一億零三百萬元)，追溯採納此項會計政策變動。

(丙)HKFRS 2「股權支付」

於過往年度，本集團不會於僱員獲授涉及本公司股份之股份期權時作任何確認。倘僱員選擇行使期權，則僅會將股本之面值及股份溢價計入至所收取期權之行使價。

由二零零五年七月一日起，本集團為符合HKFRS 2，於收益表內確認該等股份期權之公平值為費用或確認為資產(倘根據本集團之會計政策有關成本符合確認為資產)。相應之增加於權益中確認為資本儲備。

倘僱員須符合歸屬條件方可享有期權，則本集團於歸屬期間經考慮期權歸屬之可能性確認所授出期權之公平值。否則，本集團於授出期權時確認公平值。

倘僱員選擇行使期權，則相關資本儲備連同行使價一併轉撥至股本及股份溢價。倘期權失效，則相關資本儲備直接轉撥至保留溢利。

本集團已追溯採納新會計政策，並重列比較數字。政策變動導致於二零零五年七月一日保留溢利之年初結餘減少三千六百九十萬元(二零零四年：四百萬元)，而本集團於本年度之除稅後溢利則減少二千零八十萬元(二零零五年：三千二百九十萬元)，有關數額已轉撥至資本儲備。

(丁) 呈列變動

為使財務報表更容易明白，若干資產負債表項目已重新分類，並按照新分類重列若干比較數字。應用新HKFRSs亦導致財務報表之呈列方式有追溯性變動，比較數字已作重列以符合本年度之呈列方式，詳情載列如下：

(i) 於過往年度，少數股東權益於綜合資產負債表內與負債分開呈列，並作扣減資產淨值處理。少數股東權益應佔之財務業績於綜合收益表內獨立呈列，作為計算股東應佔溢利前之扣減。

由二零零五年七月一日起，為符合HKAS 1「財務報表之呈報」及HKAS 27「綜合及個別財務報表」，少數股東權益於綜合資產負債表內之權益項下呈列，與本公司股東應佔權益分開，而少數股東權益應佔業績於綜合收益表內賬面呈列為少數股東權益與本公司股東之間應佔溢利之分配。

(ii) 於過往年度，應佔合營公司稅項於收益表內呈列為稅項部份。採納HKAS 1後，應佔合營公司稅項於扣除應佔合營公司溢利後呈列。

(戊) 會計政策變動之影響概要

(i) 對二零零五年七月一日及二零零四年七月一日之總權益年初結餘之影響

| | 股東權益 | | | |
|---|---|---|---|---|
| | 股本<br>百萬元 | 保留溢利<br>百萬元 | 資本儲備<br>百萬元 | 合計<br>百萬元 |
| 於二零零五年七月一日 | | | | |
| 前期調整 | | | | |
| HKAS 32 | **(434.4)** | **–** | **79.4** | **(355.0)** |
| HKFRS 2 | **–** | **(36.9)** | **36.9** | **–** |
| | **(434.4)** | **(36.9)** | **116.3** | **(355.0)** |
| 年初調整 | | | | |
| HKAS 39 | **–** | **(20.8)** | **–** | **(20.8)** |
| HKFRS 3 | **–** | **275.3** | **(275.3)** | **–** |
| 股東權益增加／(減少)總額 | **(434.4)** | **217.6** | **(159.0)** | **(375.8)** |
| 於二零零四年七月一日 | | | | |
| 前期調整 | | | | |
| HKAS 32 | (563.6) | – | 103.0 | (460.6) |
| HKFRS 2 | – | (4.0) | 4.0 | – |
| 股東權益增加／(減少)總額 | (563.6) | (4.0) | 107.0 | (460.6) |

(ii) 對股東應佔純利之影響

| | 二零零六年<br>百萬元 | 二零零五年<br>百萬元 |
|---|---|---|
| HKAS 39 | **20.8** | – |
| HKFRS 2 | **(20.8)** | (32.9) |
| 純利減少總額 | **–** | (32.9) |

3. 營業額及分部資料

(甲) 業務分部

(i) 分部收入及業績

| | 分部收入 | | 分部業績 | |
|---|---|---|---|---|
| | 二零零六年 | 二零零五年 | 二零零六年 | 二零零五年 |
| | 百萬元 | 百萬元 | 百萬元 | 百萬元<br>(重列) |
| 物業租賃 | **2,678.2** | 2,422.4 | **2,058.7** | 1,837.0 |
| 物業銷售 | **1,062.4** | 4,532.9 | **293.5** | 1,612.8 |
| | **3,740.6** | 6,955.3 | **2,352.2** | 3,449.8 |
| 其他收入 | | | **317.2** | 105.5 |
| 行政費用 | | | **(205.5)** | (154.0) |
| 營業溢利 | | | **2,463.9** | 3,401.3 |
| 投資物業之公平值增加 | | | | |
| －物業租賃 | | | **3,438.2** | 5,402.9 |
| 財務費用 | | | **(415.8)** | (255.7) |
| 應佔合營公司溢利 | | | | |
| －物業租賃 | | | **90.3** | 118.3 |
| 除税前溢利 | | | **5,576.6** | 8,666.8 |

(ii) 分部資產及負債

| | 資產 | | 負債 | |
|---|---|---|---|---|
| | 二零零六年<br>百萬元 | 二零零五年<br>百萬元<br>(重列) | 二零零六年<br>百萬元 | 二零零五年<br>百萬元<br>(重列) |
| 物業租賃 | | | | |
| 本公司及其附屬公司 | **42,927.3** | 37,956.1 | **980.5** | 1,045.6 |
| 合營公司 | **551.0** | 482.4 | **–** | – |
| 物業銷售 | **10,829.7** | 11,356.8 | **320.4** | 398.2 |
| 未分類 *(附註)* | **6,058.2** | 3,300.3 | **14,776.2** | 10,396.9 |
| | **60,366.2** | 53,095.6 | **16,077.1** | 11,840.7 |

*附註*：未分類之項目主要包括金融及共同資產，包括現金及存款五十九億八千三百六十萬元(二零零五年：三十二億零五百八十萬元)，帶息借貸包括銀行貸款八十四億五千四百萬元(二零零五年：四十一億一千三百四十萬元)以及其他負債二十億七千零七十萬元(二零零五年重列：二十四億九千八百三十萬元)，另税項三十九億五千六百二十萬元(二零零五年：三十四億二千三百五十萬元)。

(iii) 資本開支及折舊

| | 資本開支 | | 折舊 | |
|---|---|---|---|---|
| | 二零零六年<br>百萬元 | 二零零五年<br>百萬元 | 二零零六年<br>百萬元 | 二零零五年<br>百萬元 |
| 物業租賃 | **1,216.9** | 560.5 | **4.2** | 3.3 |

(乙)地區分部

(i) 分部收入及業績

| | 分部收入 | | 分部業績 | |
|---|---|---|---|---|
| | 二零零六年<br>百萬元 | 二零零五年<br>百萬元 | 二零零六年<br>百萬元 | 二零零五年<br>百萬元<br>(重列) |
| 集團 | | | | |
| 香港 | **3,018.7** | 6,387.7 | **1,797.1** | 3,033.5 |
| 中國內地 | **721.9** | 567.6 | **555.1** | 416.3 |
| | **3,740.6** | 6,955.3 | **2,352.2** | 3,449.8 |
| 合營公司 | | | | |
| 香港 | | | **90.3** | 118.3 |

(ii) 分部資產

| | 二零零六年<br>百萬元 | 二零零五年<br>百萬元 |
|---|---|---|
| 香港 | **44,461.8** | 41,885.7 |
| 中國內地 | **9,295.2** | 7,427.2 |
| | **53,757.0** | 49,312.9 |

(iii) 資本開支

| | 二零零六年<br>百萬元 | 二零零五年<br>百萬元 |
|---|---|---|
| 香港 | **111.9** | 75.7 |
| 中國內地 | **1,105.0** | 484.8 |
| | **1,216.9** | 560.5 |

4. 除稅前溢利已扣除下列各項：

| | 二零零六年<br>百萬元 | 二零零五年<br>百萬元<br>(重列) |
|---|---|---|
| 財務費用 | | |
| 借貸利息 | **404.7** | 203.5 |
| 可換股累積優先股股息 *(附註)* | **17.2** | 27.5 |
| 其他輔助借貸支出 | **54.5** | 44.9 |
| 借貸支出總額 | **476.4** | 275.9 |
| 減：借貸支出資本化 | **(60.6)** | (20.2) |
| | **415.8** | 255.7 |
| 出售物業之成本 | **728.8** | 2,722.1 |
| 職工成本，包括僱員股權費用二千零八十萬元 (二零零五年：三千二百九十萬元) | **276.2** | 267.2 |
| 折舊 | **4.2** | 3.3 |
| 並已計入： | | |
| 利息收入 | **253.1** | 105.5 |

*附註：* 於一九九三年十一月發行每股面值七千五百元之可換股累積優先股，可參照每股一千美元之款項收取股息年利率五點五厘。該優先股息乃支付至二零零六年六月二十六日止，即強制轉換所有尚未轉換之可換股累積優先股之日。

5. 香港利得稅及中國企業所得稅稅項準備乃按年內之估計應課稅溢利分別乘以百分之十七點五及百分之三十三計算。

| | 二零零六年<br>百萬元 | 二零零五年<br>百萬元<br>(重列) |
|---|---|---|
| 是年稅項 | | |
| 本年度香港利得稅 | **150.5** | 408.0 |
| 過往年度之撥備少提／(多提) | **0.8** | (9.9) |
| | **151.3** | 398.1 |
| 本年度中國所得稅 | **51.9** | 14.2 |
| 遞延稅項 | | |
| 源自及撥回暫時性差額 | **799.8** | 1,170.3 |
| | **1,003.0** | 1,582.6 |

6. (甲)本年度股息

| | 二零零六年<br>百萬元 | 二零零五年<br>百萬元 |
|---|---|---|
| 已宣佈及已派發中期股息每股十三仙(二零零五年:十三仙) | **481.7** | 478.8 |
| 於結算日後擬派末期股息每股三十八仙(二零零五年:三十七仙) | **1,418.1** | 1,363.8 |
| | **1,899.8** | 1,842.6 |

於結算日後擬派之末期股息,並無確認為結算日之負債。

(乙)去年之股息於年內批准及派發

| | 二零零六年<br>百萬元 | 二零零五年<br>百萬元 |
|---|---|---|
| 去年之末期股息於年內批准及派發每股三十七仙(二零零五年:三十三仙) | **1,363.8** | 1,089.0 |

7. (甲)每股基本盈利乃按本年度之股東應佔純利四十四億零二百六十萬元(二零零五年重列:六十八億一千二百五十萬元)及年內已發行股份之加權平均股數三十六億九千三百三十萬股(二零零五年:三十五億一千三百七十萬股)計算。

每股攤薄盈利乃按經調整後之股東應佔純利四十四億一千九百八十萬元(二零零五年重列:六十八億四千萬元)及計入所有潛在攤薄股份之影響後之股份加權平均股數三十七億三千八百三十萬股(二零零五年:三十五億六千三百八十萬股)計算。

(乙)每股基本及攤薄盈利(不包括投資物業公平值變動,並扣除遞延稅項及少數股東權益)乃根據以下經調整之溢利計算:

| | 二零零六年<br>百萬元 | 二零零五年<br>百萬元<br>(重列) |
|---|---|---|
| 股東應佔純利 | **4,402.6** | 6,812.5 |
| 投資物業公平值變動之影響 | **(3,415.5)** | (5,125.1) |
| 相應遞延稅項之影響 | **639.9** | 828.3 |
| 計算每股基本盈利之經調整盈利 | **1,627.0** | 2,515.7 |
| 具攤薄作用之潛在股份之影響 | | |
| 可換股累積優先股股息 | **17.2** | 27.5 |
| 用以計算每股攤薄盈利之經調整盈利 | **1,644.2** | 2,543.2 |

8. 本集團以公平值列賬之投資物業均於二零零六年六月三十日經第一太平戴維斯估值及專業顧問有限公司之註冊專業測量師(產業測量)陳超國先生按公開市值,參考租金總值,並計入租約屆滿續租時租值升幅後之可能收益而進行之估值釐定。

9. 已計入應收賬款及其他應收款之應收賬款其賬齡分析如下：

| | 二零零六年<br>百萬元 | 二零零五年<br>百萬元 |
|---|---|---|
| 一個月內 | **370.6** | 438.3 |
| 一至三個月 | **2.3** | 3.7 |
| 三個月以上 | **0.6** | 2.3 |
| | **373.5** | 444.3 |

本集團設有特定之信貸政策，並定期編製應收賬款之賬齡分析及作出密切監察，以便把任何與應收賬款有關之信貸風險減至最低。

10. 已計入應付賬款及其他應付款之應付賬款其賬齡分析如下：

| | 二零零六年<br>百萬元 | 二零零五年<br>百萬元 |
|---|---|---|
| 一個月內到期 | **472.5** | 645.9 |
| 三個月以上後到期 | **81.4** | 94.3 |
| | **553.9** | 740.2 |

11. 總權益

| | 股東權益 | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | 股本<br>百萬元 | 股份溢價<br>百萬元 | 編製綜合賬而產生之資本儲備<br>百萬元 | 資本贖回儲備<br>百萬元 | 匯兌變動儲備<br>百萬元 | 可換股累積優先股之股本部份<br>百萬元 | 僱員股份報酬儲備<br>百萬元 | 保留溢利<br>百萬元 | 合計<br>百萬元 | 少數股東權益<br>百萬元 | 總權益<br>百萬元 |
| 於二零零五年七月一日 | | | | | | | | | | | |
| －上年度報告 | 4,117.6 | 15,497.5 | 275.3 | 1,675.5 | 13.8 | – | – | 19,063.6 | 40,643.3 | 966.6 | 41,609.9 |
| －前期調整 | | | | | | | | | | | |
| HKAS 32 | (434.4) | – | – | – | – | 79.4 | – | – | (355.0) | – | (355.0) |
| HKFRS 2 | – | – | – | – | – | – | 36.9 | (36.9) | – | – | – |
| －重列 | 3,683.2 | 15,497.5 | 275.3 | 1,675.5 | 13.8 | 79.4 | 36.9 | 19,026.7 | 40,288.3 | 966.6 | 41,254.9 |
| －年初調整 | | | | | | | | | | | |
| HKAS 39 | – | – | – | – | – | – | – | (20.8) | (20.8) | – | (20.8) |
| HKFRS 3 | – | – | (275.3) | – | – | – | – | 275.3 | – | – | – |
| | 3,683.2 | 15,497.5 | – | 1,675.5 | 13.8 | 79.4 | 36.9 | 19,281.2 | 40,267.5 | 966.6 | 41,234.1 |
| 發行股份 | 4.1 | 34.4 | – | – | – | – | – | – | 38.5 | – | 38.5 |
| 轉換可換股累積優先股 | 44.4 | – | – | 390.0 | – | (79.4) | – | – | 355.0 | – | 355.0 |
| 僱員股權費用 | – | 9.6 | – | – | – | – | 11.2 | – | 20.8 | – | 20.8 |
| 換算海外附屬公司所產生之匯兌差額 | – | – | – | – | 7.3 | – | – | – | 7.3 | – | 7.3 |
| 本年度純利 | – | – | – | – | – | – | – | 4,402.6 | 4,402.6 | 171.0 | 4,573.6 |
| 已派股息 | – | – | – | – | – | – | – | (1,845.5) | (1,845.5) | – | (1,845.5) |
| 償還予少數權益股東款項 | – | – | – | – | – | – | – | – | – | (94.7) | (94.7) |
| 於二零零六年六月三十日 | 3,731.7 | 15,541.5 | – | 2,065.5 | 21.1 | – | 48.1 | 21,838.3 | 43,246.2 | 1,042.9 | 44,289.1 |

**摘要**

- 恒隆地產純利減少百分之三十五至港幣四十四億零二百六十萬元。此項減退乃由於香港住宅單位銷售較少，以及因重估本集團投資物業而產生的全年盈利下降所致。物業租賃業務表現出色，有利本集團的業績。

- 在上海持續強勁的增長推動下，物業租賃業務的溢利增加港幣二億二千一百七十萬元或百分之十二至港幣二十億五千八百七十萬元。來自上海租賃物業的租金收入及溢利分別增加百分之二十七至港幣七億二千一百九十萬元及百分之三十三至港幣五億五千五百一十萬元，而香港租賃物業的租金收入及溢利則分別增加百分之五至港幣十九億五千六百三十萬元及百分之六至港幣十五億零三百六十萬元。恒隆地產於香港的商舖及辦公室物業組合的租金收入分別增加百分之五及百分之十。

- 年內售出約三百個住宅單位，主要來自碧海藍天，其每平方呎平均售價約為港幣四千八百元。本集團將繼續選擇最佳時機在市場推出物業發展項目，以獲得最大的邊際利潤。

- 本集團享有甚為豐裕的庫存現金，於二零零六年六月三十日的負債率處於百分之九的甚低水平。

- 上海恒隆廣場第二幢辦公室大樓正如期施工，可望於二零零六年年底落成，現已展開預租活動，成績相當令人鼓舞。

- 繼去年購入天津一幅地皮以發展世界級購物商場後，本集團再接再厲於二零零五年九月購入一幅位於瀋陽市中街路面積接近三萬五千平方米的黃金地皮，以發展一座名為「瀋陽恒隆廣場」的名店購物商場。

  於二零零六年八月，本集團以約人民幣八億九千五百萬元，購入位於瀋陽市沈河區青年大街市政府廣場以南面積約九萬二千平方米的另一黃金地皮。本集團預計斥資約人民幣八十億元，興建一座巨型綜合發展項目，當中包括世界級購物商場、辦公室大樓、六星級酒店及服務式公寓，總建築面積約一百一十萬平方米。

- 於二零零六年一月，本公司與濟南市政府簽訂一份合作備忘錄，斥資約人民幣二十五億元發展一座世界級購物商場。

- 於二零零六年七月，本公司與長沙市政府簽訂一份合作備忘錄，斥資約人民幣四十億元，於長沙市芙蓉區發展一座世界級商業綜合大樓。此項發展項目將包括一座高檔購物商場、辦公室大樓及服務式公寓。

- 本集團致力物色有潛力的地皮，在中國的主要城市進一步發展商業綜合大樓。

- 展望本集團的物業銷售及租賃業務前景明朗，於未來數年定能為本集團帶來強勁的現金流量。儘管本年度的派息率較高，本集團仍會繼續維持每年穩定地派息。近數年來，上述做法令本集團持續成為本港股息率最高的主要物業公司之一。

**購回、出售或贖回上市證券**

年內，本公司或其任何附屬公司並無購回、出售或贖回本公司之任何上市證券。

**遵守企業管治常規守則**

年內，本公司一直符合香港聯合交易所有限公司證券上市規則附錄十四所載企業管治常規守則之守則條文。

**暫停辦理股份過戶登記日期**

| | |
|---|---|
| 暫停辦理股份過戶登記日期<br>(首尾兩天包括在內) | 二零零六年十一月六日至二零零六年十一月八日 |
| 截止辦理股份過戶 | 二零零六年十一月三日下午四時正 |
| 股東週年大會 | 二零零六年十一月九日 |
| 末期股息派發日期 | 二零零六年十一月二十四日 |

董事局代表
*主席*
**陳啟宗**

香港，二零零六年八月二十一日

*於本公布刊發日期，本公司之董事局包括五名執行董事陳啟宗先生、袁偉良先生、吳士元先生、高伯遒先生及伍綺琴女士，以及五名獨立非執行董事殷尚賢先生、夏佳理先生、鄭漢鈞先生、陳樂怡女士及廖柏偉教授。*

請同時參閱本公布於星島刊登的內容。

Our Ref: SO-226-2006/HLPL

24th August, 2006

Information Services Department,
Hong Kong Exchange and Clearing Limited
12/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn: Ms. Vicky Wong

Dear sirs,

Re: **Hang Lung Properties Limited**
**(Stock Code:101)**
**- Closure of Books**

Please be informed that the Register of Members of the company will be closed from Monday, 6th November, 2006 to Wednesday, 8th November, 2006, both days inclusive. Notice of the said book closing dates, in English and Chinese version, has been published in South China Morning Post and Sing Tao Daily on 22nd August, 2006.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

RsC/el

COPY

CR

公司註冊處
Companies Registry

# 股份分配申報表
# Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

**重要事項 Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

2970

**1 公司名稱 Company Name**

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

| 由 From | | | 至 To | | |
|---|---|---|---|---|---|
| 30 | 08 | 2006 | | | |
| 日 DD | 月 MM | 年 YYYY | 日 DD | 月 MM | 年 YYYY |

**3 本次股份分配的總款額 Totals of this Allotment**

| | 貨幣單位 Currency | 款額 Amount |
|---|---|---|
| (註 Note 8) 已繳及應繳的總面額<br>**Total** Nominal Amount Paid and Payable | HKD | 40,000.00 |
| 已繳及應繳的溢價總額 [第5A(a) + 5B(a)項]<br>**Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)] | HKD | 328,000.00 |

**4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)**
**Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)**

| 貨幣單位 Currency | 款額 Amount |
|---|---|
| HKD | 3,732,011,670.00 |
| | |
| | |

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Hang Lung (Secretaries) Limited

地址 Address: 26th Floor, 4 Des Voeux Road Central, Hong Kong

電話 Tel: 28790111 傳真 Fax: 28686031

電郵地址 E-mail Address:

檔號 Reference: Doc. No.: HLP0002 / Deadline: 30/09/2006

**請勿填寫本欄 For Official Use**

Your Receipt
Companies Registry
H.K.

19/09/2006 16:25:48

| | |
|---|---|
| Submission No.: | 225039483/2 |
| CR NO.: | 0002970 |
| Sh. Form.: | SC1 |

| Revenue Code | Amount(HKD) |
|---|---|
| 08 | $328.00 |

| Receipt No. | Method | Amount(HKD) |
|---|---|---|
| 252250057083 | Chq | $328.00 |
| Total Paid | | $328.00 |

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

*CSA by P & L Associates, Hong*

## 5 本次股份分配的詳情 Details of this Allotment

### A. 現金支付的分配股份 Shares Allotted for Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| Ordinary | 40,000 | HKD 1.00 | HKD 9.20 | HKD 0.00 | HKD 8.20 | HKD 328,000.00 |
| | | | | | | |
| | | | | | | |

(註 Note 9)

### B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

(註 Note 10)

分配上述(B)項股份的代價
**Consideration for which the Shares in (B) have been Allotted**



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格
Form **SC1**

公司編號 Company Number: 2970

## 6 獲分配股份者的詳情 Details of Allottee(s)

| 姓名／名稱 Name | 地址 Address | 各類別股份分配的數目 No. of Shares Allotted by Class — 類別 Class: Ordinary | 類別 Class |
|---|---|---|---|
| 黎鎮昌<br>Desmond Chun Cheong LAI | Flat 37F, Tower I, Park Towers, 1 King's Road, North Point, Hong Kong | 40,000 | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | 各類別股份分配的總數 Total Shares Allotted by Class | 40,000 | |

簽署 Signed :

姓名 Name : Robin Sik Wing CHING
~~董事 Director~~ ／ 秘書 Secretary *

日期 Date : 30/08/2006
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

*CSA by P & L Associates, Hong Kong. (Sc1.Frm)*

Form I

**Monthly Return on Movement of Listed Equity Securities**
**For the month ended 31st August, 2006**

**To: The Research & Planning Department of The Stock Exchange of Hong Kong Limited**

**From : Hang Lung Properties Limited**
(Name of Company)

Esther S.M. Li Tel No : 2879 0365
(Name of Responsible Official)

Date : 7th September, 2006

**(A) Information on Types of Listed Equity Securities:**
(please tick wherever applicable)

1. Ordinary shares: ✔ 2. Preference shares: ✔ (Convertible Cumulative Preference Shares)
3. Other classes of shares: N/A please specify: ____
4. Warrants: N/A please specify: ____

**(B) Movement in Authorised Share Capital:**

| | No. of ordinary shares/ Preference shares/ ~~other classes of shares~~ | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month | 5,400,000,000<br>80,000 | 1.00<br>7500.00 | 5,400,000,000.00<br>600,000,000.00 |
| Increase/(Decrease) (EGM approval date): | N/A | N/A | N/A |
| Balance at close of the month | 5,400,000,000<br>80,000 | 1.00<br>7500.00 | 5,400,000,000.00<br>600,000,000.00<br>6,000,000,000.00 |

**(C) Movement in Issued Share Capital:**

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 3,731,971,670 | 0 | N/A |
| Increase/~~(Decrease)~~ during the month | 40,000 | 0 | |
| Balance at close of the month: | 3,732,011,670 | 0 | |

(D) Details of Movement:

* please delete and insert 'N/A' wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS* Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 9.20 | 24,158,000 | 0 | 40,000 | 0 | 24,118,000 | 40,000 |
| 2. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 11.85 | 400,000 | 0 | 0 | 0 | 400,000 | 0 |
| 3. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 12.35 | 1,400,000 | 0 | 0 | 0 | 1,400,000 | 0 |
| Share Option Scheme expired on 21/11/2012 HK$ 11.40 | 306,000 | 0 | 0 | 0 | 306,000 | 0 |
| 5. Exercise price: HK$ | | | | | | |
| WARRANTS* Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. Subscription price: HK$ | | | | | | |
| CONVERTIBLES* Class | Units | Converted (Units) | | | Units | |
| Preference Shares Convertible price: HK$ 10.10 | - | 0 | | | - | 0 |
| HER ISSUES OF SHARES* | | | | | | |
| Rights Issue | Price: | Issue and allotment Date: | | | | |
| Placing | Price: | Issue and allotment Date: | | | | |
| Bonus Issue | | Issue and allotment Date: | | | | |
| Scrip Dividend | | Issue and allotment Date: | | | | |
| Repurchase of share | | Cancellation Date: | | | | |
| Redemption of share | | Redemption Date: | | | | |
| Consideration issue | Price: | Issue and allotment Date: | | | | |
| Others (please specify) | Price: | Issue and allotment Date: | | | | |
| | Total No. of ordinary shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month: | | | | | 40,000 |

Remarks: ____________________

Authorised Signatory:

Name: Esther Li

Title: Assistant Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

**CR**

公司註冊處
Companies Registry

# 股份分配申報表
# Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 2970

**1 公司名稱 Company Name**

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 11 | 09 | 2006 |

至 To

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 20 | 09 | 2006 |

**3 本次股份分配的總款額 Totals of this Allotment**

| | 貨幣單位 Currency | 款額 Amount |
|---|---|---|
| (註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable | HKD | 200,000.00 |
| 已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)] | HKD | 1,640,000.00 |

**4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)**
**Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)**

| 貨幣單位 Currency | 款額 Amount |
|---|---|
| HKD | 3,732,211,670.00 |
| | |
| | |

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Hang Lung (Secretaries) Limited

地址 Address: 26th Floor, 4 Des Voeux Road Central, Hong Kong

電話 Tel: 28790111 傳真 Fax: 28686031

電郵地址 E-mail Address:

檔號 Reference: Doc. No.: HLP0002 / Deadline: 11/10/2006

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

**請勿塡寫本欄 For Official Use**

Your Receipt
Companies Registry
H.K.

10/10/2006 11:09:57
Submission No.: 231045243/2
CR NO.: 0002970
Sh. Form.: SC4

| Revenue Code | Amount(HKD) |
|---|---|
| 04 | $1,640.00 |

| Receipt No. | Method | Amount(HKD) |
|---|---|---|
| 312310063477 | Chq | $1,640.00 |

Total Paid $1,640.00

表格 Form **SC1**

公司編號 Company Number: 2970

## 5 本次股份分配的詳情 Details of this Allotment

### A. 現金支付的分配股份 Shares Allotted for Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of *Each Share* | *每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on *Each Share* (Including Premium) | | *每股*的溢價款額 Premium on *Each Share* | 已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| Ordinary | 200,000 | HKD 1.00 | HKD 9.20 | HKD 0.00 | HKD 8.20 | HKD 1,640,000.00 |
| | | | | | | |
| | | | | | | |

(註 Note 9)

### B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of *Each Share* | *每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium) | | *每股*的溢價款額 Premium on *Each Share* | 被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

(註 Note 10)

分配上述(B)項股份的代價
**Consideration for which the Shares in (B) have been Allotted**



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格
Form **SC1**

公司編號 Company Number

2970

## 6 獲分配股份者的詳情 Details of Allottee(s)

| 姓名／名稱 Name | 地址 Address | 各類別股份分配的數目 No. of Shares Allotted by Class | |
|---|---|---|---|
| | | 類別 Class | 類別 Class |
| | | Ordinary | |
| 黃林美芳<br>Isabel Mei Fong LAM OOI | 11 Andar D, Venus Court, Rua de Berlim, Macau | 200,000 | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | 各類別股份分配的總數 Total Shares Allotted by Class | 200,000 | |

簽署 Signed :

姓名 Name : Robin Sik Wing CHING

~~董事 Director~~ ／ 秘書 Secretary *

日期 Date : 20/09/2006

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

*CSA by P & L Associates, Hong Kong. (Sc1.Frm)*

Form I

**Monthly Return on Movement of Listed Equity Securities**
**For the month ended 30th September, 2006**

**To: The Research & Planning Department of The Stock Exchange of Hong Kong Limited**

**From : Hang Lung Properties Limited**
(Name of Company)

Esther S.M. Li Tel No : 2879 0365
(Name of Responsible Official)

Date : 5th October, 2006

**(A) Information on Types of Listed Equity Securities:**
(please tick wherever applicable)

1. Ordinary shares: ✔
2. Preference shares: ✔ (Convertible Cumulative Preference Shares) please specify:
3. Other classes of shares: N/A
4. Warrants: N/A please specify:

**(B) Movement in Authorised Share Capital:**

| | No. of ordinary shares/ Preference shares/ ~~other classes of shares~~ | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month | 5,400,000,000<br>80,000 | 1.00<br>7500.00 | 5,400,000,000.00<br>600,000,000.00 |
| Increase/(Decrease) (EGM approval date): | N/A | N/A | N/A |
| Balance at close of the month | 5,400,000,000<br>80,000 | 1.00<br>7500.00 | 5,400,000,000.00<br>600,000,000.00<br>6,000,000,000.00 |

**(C) Movement in Issued Share Capital:**

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 3,732,011,670 | 0 | N/A |
| Increase~~/(Decrease)~~ during the month | 200,000 | 0 | |
| Balance at close of the month: | 3,732,211,670 | 0 | |

(D) **Details of Movement:**

* please delete and insert 'N/A' wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS* Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 9.20 | 24,118,000 | 0 | 200,000 | 0 | 23,918,000 | 200,000 |
| 2. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 11.85 | 400,000 | 0 | 0 | 0 | 400,000 | 0 |
| 3. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 12.35 | 1,400,000 | 0 | 0 | 0 | 1,400,000 | 0 |
| 4. Share Option Scheme expired on 21/11/2012 HK$ 11.40 | 306,000 | 0 | 0 | 0 | 306,000 | 0 |
| 5. Exercise price: HK$ | | | | | | |
| WARRANTS* Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. Subscription price: HK$ | | | | | | |
| CONVERTIBLES* Class | Units | Converted (Units) | | | Units | |
| Preference Shares Convertible price: HK$ 10.10 | - | 0 | | | - | 0 |
| OTHER ISSUES OF SHARES* | | | | | | |
| Rights Issue | Price: | Issue and allotment Date: | | | | |
| Placing | Price: | Issue and allotment Date: | | | | |
| Bonus Issue | | Issue and allotment Date: | | | | |
| Scrip Dividend | | Issue and allotment Date: | | | | |
| Repurchase of share | | Cancellation Date: | | | | |
| Redemption of share | | Redemption Date: | | | | |
| Consideration issue | Price: | Issue and allotment Date: | | | | |
| Others (please specify) | Price: | Issue and allotment Date: | | | | |
| | Total No. of ordinary shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month: | | | | | 200,000 |

Remarks: __________

Authorised Signatory:

Name: Esther Li

Title: Assistant Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Our Ref: SO-265-2006/HLPL

11th October, 2006

E-Business & Information Services,
Hong Kong Exchanges and Clearing Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Hong Kong.

By fax (2877 6987) & by hand

Dear Sirs,

**Re: Hang Lung Properties Limited**
**Notice of Annual General Meeting**

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under The Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Louisa Lau on 2879 0364.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

Encl.

RsC/11

cc: IFN Financial Press Ltd. (Attn: Ms. Belinda Wong)

COPY

恒隆地產有限公司
**HANG LUNG PROPERTIES LIMITED**
*(incorporated in Hong Kong with limited liability)*
**(Stock Code: 101)**

# NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting ("the Meeting") of Hang Lung Properties Limited ("the Company") will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Thursday, 9th November, 2006 at 10:00 a.m. for the following purposes:-

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2006.

2. To declare a final dividend.

3. To re-elect directors and authorise the Board of Directors to fix directors' fees.

4. To re-appoint auditors and authorise the directors to fix their remuneration.

**As special businesses:**

5. To consider and, if thought fit, pass the following resolutions as Special Resolutions:

   A. "THAT each of the existing ordinary shares of HK$1.00 in the capital of the Company (issued and unissued) be and are hereby redesignated as "shares of HK$1.00 each."

   B. "THAT the remaining 80,000 convertible cumulative preference shares of HK$7,500.00 each in the capital of the Company ("Convertible Preference Shares") be and are hereby redesignated as "shares of HK$1.00 each"; thus the authorised share capital of the Company of HK$6,000,000,000.00 (comprising 5,400,000,000 shares of HK$1.00 each and 80,000 Convertible Preference Shares of HK$7,500.00 each) be altered to 6,000,000,000 shares of HK$1.00 each."

   C. "THAT Article 184 of the Articles of Association of the Company be and is hereby deleted in its entirety."

6. To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

A. "THAT:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased by the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and the Stock Exchange under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, 'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:-

(i) the conclusion of the next Meeting of the Company;

(ii) the expiration of the period within which the next Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

B. "THAT:

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 6A(c) in the Notice of the Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise)

by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus (bb) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 6C in the Notice of the Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:-

'Rights Issue' means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "THAT the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 6B in the Notice of the Meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such Resolution."

7. Any other business.

By Order of the Board
**Robin S W CHING**
*Secretary*

Hong Kong, 11th October, 2006

*Registered Office:*
28th Floor
4 Des Voeux Road Central
Hong Kong

**Directors:**
*Executive Directors*: Mr. Ronnie C. CHAN, Mr. Nelson W.L. YUEN, Mr. Terry S. NG, Mr. William P.Y. KO and Ms. Estella Y.K. NG
*Independent Non-Executive Directors*: Mr. S.S. YIN, Mr. Ronald J. ARCULLI, Dr. H.K. CHENG, Ms. Laura L.Y. CHEN and Prof. P.W. LIU

*Notes:*

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Company, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

2. Pursuant to Article 74 of the Articles of Association of the Company, a poll can be demanded by the Chairman of the Meeting; or by at least 3 members present in person or by proxy at the Meeting; or by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the Meeting. It shall be taken in such manner and at such time and place as the Chairman directs, and the result of the poll shall be deemed to be the resolution of the Meeting at which the poll was demanded. The demand for a poll shall not prevent the continuance of the Meeting for the transaction of any business other than the question on which a poll has been demanded.

   **The Chairman intends to demand a poll on each of the resolutions submitted for voting at the Meeting. The results of the poll will be published in the newspapers and on the Company's and the Stock Exchange's websites on the business day following the Meeting.**

3. The Register of Members will be closed from Monday, 6th November, 2006 to Wednesday, 8th November, 2006, both days inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 3rd November, 2006.

4. In relation to Resolution No. 3, the directors coming up for re-election are Mr. Ronald J. Arculli, Ms. Laura L.Y. Chen, Mr. P.W. Liu and Mr. Nelson W.L. Yuen. Pursuant to the Recommended Best Practices set out in the Rule A.4.3 of Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange ("the Listing Rules"), any further appointment of independent non-executive director serving more than 9 years should be subject to a separate resolution to be approved by shareholders. Mr. Ronald J. Arculli and Ms. Laura L.Y. Chen are independent non-executive directors of the Company and have served the Company for more than 9 years. Separate resolutions will be proposed for their respective re-election at the Meeting. The Board considers that Mr. Arculli, Ms. Chen and Mr. Liu continue to be independent as they have satisfied all the criteria for independence set out in Rule 3.13 of the Listing Rules. Shareholders are recommended to vote in favour of their re-election as the Board believes that their qualifications and related expertise will continue to bring a wide range of business experience to the Board, in the same manner that they have offered valuable contributions and advice to the Board during their directorships in the past years.

   Details of these directors are set out in Appendix I to the Notice of the Meeting of the Company dated 11th October, 2006 ("Notice").

5. As at 30th June, 2006, all convertible cumulative preference shares ("CPS") have been converted; thus the authorised share capital of CPS is no longer required. Approval is being sought from the members for redesignation of the existing "ordinary shares" (issued and unissued) as "shares" and the remaining 80,000 CPS as "shares" under Resolution Nos. 5A and 5B respectively.

6. Following the completion of compulsory conversion of all the outstanding CPS on 26th June, 2006, Article 184 of the articles of association of the Company in respect of CPS is no longer required. Approval is being sought from the members for deletion of this Article under Resolution No. 5C.

7. With respect to Resolution No. 6A, approval is being sought from the members for a general mandate to repurchase shares to be given to the directors. An explanatory statement, as required by the Listing Rules, is set out in Appendix II to the Notice.

8. Concerning Resolution No. 6B, the directors have no immediate plans to issue any new shares of the Company; approval is being sought from the members as a general mandate in compliance with the Listing Rules.

9. With respect to Resolution No. 6C, approval is being sought from the members for an extension of the general mandate granted to the directors to issue shares by including the number of shares repurchased under the authority granted pursuant to Resolution No. 6A.

Please also refer to the published version of this announcement in South China Morning Post.

**恒隆地產有限公司**
**HANG LUNG PROPERTIES LIMITED**
*(於香港註冊成立之有限公司)*
**(股份代號：101)**

# 股東週年大會通告

茲通告恒隆地產有限公司(「本公司」)訂於二零零六年十一月九日(星期四)上午十時正假座香港中環德輔道中四號渣打銀行大廈二十八樓召開股東週年大會(「大會」)，討論下列事項：

一、 省覽截至二零零六年六月三十日止年度之財務報表及董事局與核數師報告。

二、 宣布派發末期股息。

三、 重選董事並授權董事局釐定董事袍金。

四、 重聘核數師及授權董事釐定其酬金。

**作為特別事項：**

五、 考慮並酌情通過下列決議案為特別決議案：

A. 「動議本公司股本中每股面值港幣一元之現有普通股股份(已發行及未發行)重新指定為「每股面值港幣一元之股份」。」

B. 「動議本公司股本中每股面值港幣七千五百元之可換股累積優先股(「可換股優先股」)股份餘下之八萬股重新指定為「每股面值港幣一元之股份」；因此本公司之法定股本港幣六十億元(即包括每股面值港幣一元之普通股五十四億股及每股面值港幣七千五百元之可換股優先股八萬股)將更改為每股面值港幣一元之股份六十億股。」

C. 「動議完全刪除本公司組織章程細則第一百八十四條條款。」

六、 考慮並酌情通過下列決議案為普通決議案：

A. 「動議：

(a) 在下文(b)段之規限下，全面及無條件批准本公司董事於有關期間(定義見下文)內行使本公司之一切權力購回本公司股份；

(b) 根據上文(a)段之批准，本公司於香港聯合交易所有限公司(「聯交所」)，或於證券及期貨事務監察委員會以及聯交所根據香港股份購回守則所承認之任何其他證券交易所，可購回之本公司股份面值總額將不得超過本公司於此項決議案通過日期之已發行股本面值總額百分之十，而上文之批准亦須受此限制；及

(c) 就本決議案而言，「有關期間」指由本決議案通過時起至下列三者中之較早日期止之期間：

(i) 本公司下屆大會結束時；

(ii) 按法律規定召開下屆大會之期間屆滿時；及

(iii) 本公司股東在股東大會上以普通決議案撤銷或更改根據本決議案所賦予之權力。」

B. 「動議：

(a) 在下文(c)段之規限下及根據公司條例第57B段，全面及無條件批准本公司董事於有關期間(定義見大會通告中第六A(c)項決議案)內行使本公司之一切權力配發、發行及處理本公司之額外股份，及配發、發行或授予可轉換本公司股份之可換股證券，或股份期權或認股權證或類似權利認購任何該等股份或該等可換股證券，以及作出或授予可能引致須行使該項權力之售股建議、協議及股份期權；

(b) 根據上文(a)段之批准，本公司董事可於有關期間內配發、發行或授予可轉換本公司股份之可換股證券，以及作出或授予可能須於有關期間屆滿後始行使該項權力之售股建議、協議及股份期權；

(c) 本公司董事可根據上文(a)段之批准配發或在有條件或無條件情況下同意配發(不論是否根據一項股份期權而配發者)之股本面值總額，除按照(i)供股(定義見下文)、(ii)根據本公司發行之任何認股權證之條款，或可轉換本公司股份之任何證券而行使之認購權或換股權、(iii)當時已採納之任何股份期權計劃或類似安排而授予或發行本公司股份或認購權，或(iv)根據本公司組織章程細則任何以股份代替股息形式或類似安排而配發代替全部或部份股息之股份外，將不得超過以下各項之總和：(aa)於此項決議案通過日期之本公司已發行股本面值總額百分之二十、及(bb)如董事根據本公司股東之另一項普通決議案(即大會通告中第六C項決議案)所授權，於此項決議案通過後所購回之本公司股本面值額最多為於此項決議案通過日期之本公司已發行股本面值總額百分之十，而上文之批准亦須受此限制；及

(d) 就本決議案而言：

「供股」指由本公司董事向於一指定記錄日期登記在股東名冊上之本公司股份或其中任何類別之股份持有人，根據其當時所持有該等股份或其中任何類別之股份按比例發出配售股份或其他證券之建議，於一指定之期限內有效者（惟本公司董事可就零碎股份，或因香港以外任何地區之法例或任何認可監管機構或任何證券交易所之規定所限，而作出其認為必須或權宜之例外處理方式或其他安排）。」

C. 「動議授權本公司董事行使依照大會通告中第六B 項決議案之(a)段所賦予之權力，用於該決議案之(c)段中第(bb)段內有關本公司股本之事項。」

七、其他事項。

承董事局命
*秘書*
**程式榮**
謹啟

香港，二零零六年十月十一日

*註冊辦事處：*
香港
德輔道中四號
二十八樓

**董事**：
*執行董事*：陳啟宗先生、袁偉良先生、吳士元先生、高伯遒先生及伍綺琴女士
*獨立非執行董事*：殷尚賢先生、夏佳理先生、鄭漢鈞博士、陳樂怡女士及廖柏偉教授

*附註：*

一、凡有權出席大會及於會上投票之股東，可委派一位或多位代表出席，並於表決時代為投票；代表人毋須為本公司股東。所有代表委任書須於開會前或其任何延會前最少四十八小時送抵本公司註冊辦事處，地址為香港德輔道中四號二十八樓，方為有效。

二、根據本公司組織章程細則第七十四條規定，大會主席、或最少三名親身或委派代表出席大會之股東、或任何單一或多名親身或委派代表出席並代表有權於大會上投票而佔全體股東之總投票權不少於十分之一之股東，均可要求進行投票表決。投票表決須根據主席指定之方式、時間及地點進行，而投票表決之結果將被視為要求進行投票表決之大會之決議案。進行投票表決之要求將不會妨礙大會任何其他事項之進行，惟要求進行投票表決之事項則除外。

**主席計劃於大會上要求以投票方式表決每一條提呈之決議案，而投票結果將於緊接著大會後的營業日於報章以及本公司和聯交所網頁公布。**

三、本公司將於二零零六年十一月六日(星期一)至二零零六年十一月八日(星期三)(首尾兩天包括在內)暫停辦理股份過戶登記手續。如欲享有建議之末期股息，須於二零零六年十一月三日(星期五)下午四時前將所有過戶文件連同有關股票送交本公司股票過戶及登記處香港中央證券登記有限公司，地址為香港皇后大道東一百八十三號合和中心十七樓，辦理過戶手續。

四、就第三項決議案而言，即將重選之董事為夏佳理先生、陳樂怡女士、廖柏偉先生及袁偉良先生。根據聯交所證券上市規則(「上市規則」)附錄十四第A.4.3條建議最佳常規所規定，若獨立非執行董事在任已超過九年，任何有關其繼續獲委任事宜均應以獨立決議案形式由股東審議通過。夏佳理先生及陳樂怡女士為本公司之獨立非執行董事，並服務本公司超過九年，其個別重選事宜將以獨立決議案形式於大會上提呈。董事局認為夏先生、陳女士及廖先生仍屬獨立人士，因彼等符合上市規則第3.13條所載之所有獨立指引。董事局相信彼等之資歷及相關之專才將繼續為董事局提供豐富之商務經驗，正如過往數年於任內一樣，向董事局提供寶貴貢獻及意見。故提議股東投票贊成彼等之重選。

該等董事之詳情載於日期為二零零六年十月十一日之本公司大會通告(「通告」)附錄一內。

五、於二零零六年六月三十日，所有可換股累積優先股(「可換股優先股」)已被轉換，因此可換股優先股股本無需保留。故請股東分別通過第五A及五B項決議案批准重新指定現有「普通股股份」(已發行及未發行)為「股份」以及餘下八萬股可換股優先股為「股份」。

六、自二零零六年六月二十六日完成強制轉換所有尚未轉換之可換股優先股後，本公司組織章程細則第一百八十四條有關可換股優先股之條款已無需保留。故請股東通過第五C項決議案刪除此條款。

七、有關上述第六A項決議案是向股東徵求批准給予董事全面授權以購回股份。根據上市規則規定，有關之說明書載於通告附錄二內。

八、有關上述第六B項之決議案，董事特此闡明本公司目前並無計劃發行任何新股。是項全面授權乃遵照上市規則而向股東徵求批准。

九、有關上述第六C項決議案是向股東徵求批准擴大董事所獲有關發行股份之全面授權，將根據第六A項決議案所授權力而將購回之股份數目加入其內。

請同時參閱本公布於星島刊登的內容。

Our Ref: SO-275-2006/HLPL

17th October, 2006

E-Business & Information Services,
Hong Kong Exchanges and Clearing Limited,
10/F, One International Finance Centre,
1 Harbour View Street,
Hong Kong.

**By hand**

Dear Sirs,

**Re: Hang Lung Properties Limited**
**Proxy Form**

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under The Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Louisa Lau on 2879 0364.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

Encl.

RsC/EsL/11

Our Ref: SO-274-2006/HLPL

17th October, 2006

E-Business & Information Services,
Hong Kong Exchanges and Clearing Limited,
10/F, One International Finance Centre,
1 Harbour View Street,
Hong Kong.

**By hand**

Dear Sirs,

| | | |
|---|---|---|
| **Company Name** | **:** | **Hang Lung Properties Limited** |
| **Case Number** | **:** | **20060808-F00101-0011** |
| **Transaction type** | **:** | **Repurchase mandate and amendment to articles of association** |
| **Subject** | **:** | **Circular** |

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document was cleared by the Exchange on 24th August, 2006 at 9:40a.m., as confirmed under a letter dated 10th October, 2006 from Mr. Jeff Leung of the Exchange. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Louisa Lau on 2879 0364.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

Encl.

RsC/EsL/11

**恒隆地產有限公司**
**HANG LUNG PROPERTIES LIMITED**
*(incorporated in Hong Kong with limited liability)*
**(Stock Code: 101)**

# NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting ("the Meeting") of Hang Lung Properties Limited ("the Company") will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Thursday, 9th November, 2006 at 10:00 a.m. for the following purposes:-

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2006.

2. To declare a final dividend.

3. To re-elect directors and authorise the Board of Directors to fix directors' fees.

4. To re-appoint auditors and authorise the directors to fix their remuneration.

**As special businesses:**

5. To consider and, if thought fit, pass the following resolutions as Special Resolutions:

   A. "THAT each of the existing ordinary shares of HK$1.00 in the capital of the Company (issued and unissued) be and are hereby redesignated as "shares of HK$1.00 each."

   B. "THAT the remaining 80,000 convertible cumulative preference shares of HK$7,500.00 each in the capital of the Company ("Convertible Preference Shares") be and are hereby redesignated as "shares of HK$1.00 each"; thus the authorised share capital of the Company of HK$6,000,000,000.00 (comprising 5,400,000,000 shares of HK$1.00 each and 80,000 Convertible Preference Shares of HK$7,500.00 each) be altered to 6,000,000,000 shares of HK$1.00 each."

   C. "THAT Article 184 of the Articles of Association of the Company be and is hereby deleted in its entirety."

6. To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

A. "THAT:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased by the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and the Stock Exchange under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, 'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:-

(i) the conclusion of the next Meeting of the Company;

(ii) the expiration of the period within which the next Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

B. "THAT:

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 6A(c) in the Notice of the Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus (bb) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 6C in the Notice of the Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:-

'Rights Issue' means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "THAT the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 6B in the Notice of the Meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such Resolution."

7. Any other business.

By Order of the Board
**Robin S W CHING**
Secretary

Hong Kong, 11th October, 2006

*Registered Office:*
28th Floor
4 Des Voeux Road Central
Hong Kong

**Directors:**
*Executive Directors*: Mr. Ronnie C. CHAN, Mr. Nelson W.L. YUEN, Mr. Terry S. NG, Mr. William P.Y. KO and Ms. Estella Y.K. NG
*Independent Non-Executive Directors*: Mr. S.S. YIN, Mr. Ronald J. ARCULLI, Dr. H.K. CHENG, Ms. Laura L.Y. CHEN and Prof. P.W. LIU

*Notes:*

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Company, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

2. Pursuant to Article 74 of the Articles of Association of the Company, a poll can be demanded by the Chairman of the Meeting; or by at least 3 members present in person or by proxy at the Meeting; or by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the Meeting. It shall be taken in such manner and at such time and place as the Chairman directs, and the result of the poll shall be deemed to be the resolution of the Meeting at which the poll was demanded. The demand for a poll shall not prevent the continuance of the Meeting for the transaction of any business other than the question on which a poll has been demanded.

   **The Chairman intends to demand a poll on each of the resolutions submitted for voting at the Meeting. The results of the poll will be published in the newspapers and on the Company's and the Stock Exchange's websites on the business day following the Meeting.**

3. The Register of Members will be closed from Monday, 6th November, 2006 to Wednesday, 8th November, 2006, both days inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 3rd November, 2006.

4. In relation to Resolution No. 3, the directors coming up for re-election are Mr. Ronald J. Arculli, Ms. Laura L.Y. Chen, Mr. P.W. Liu and Mr. Nelson W.L. Yuen. Pursuant to the Recommended Best Practices set out in the Rule A.4.3 of Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange ("the Listing Rules"), any further appointment of independent non-executive director serving more than 9 years should be subject to a separate resolution to be approved by shareholders. Mr. Ronald J. Arculli and Ms. Laura L.Y. Chen are independent non-executive directors of the Company and have served the Company for more than 9 years. Separate resolutions will be proposed for their respective re-election at the Meeting. The Board considers that Mr. Arculli, Ms. Chen and Mr. Liu continue to be independent as they have satisfied all the criteria for independence set out in Rule 3.13 of the Listing Rules. Shareholders are recommended to vote in favour of their re-election as the Board believes that their qualifications and related expertise will continue to bring a wide range of business experience to the Board, in the same manner that they have offered valuable contributions and advice to the Board during their directorships in the past years.

   Details of these directors are set out in Appendix I to this Notice of the Meeting ("Notice").

5. As at 30th June, 2006, all convertible cumulative preference shares ("CPS") have been converted; thus the authorised share capital of CPS is no longer required. Approval is being sought from the members for redesignation of the existing "ordinary shares" (issued and unissued) as "shares" and the remaining 80,000 CPS as "shares" under Resolution Nos. 5A and 5B respectively.

6. Following the completion of compulsory conversion of all the outstanding CPS on 26th June, 2006, Article 184 of the articles of association of the Company in respect of CPS is no longer required. Approval is being sought from the members for deletion of this Article under Resolution 5C.

7. With respect to Resolution No. 6A, approval is being sought from the members for a general mandate to repurchase shares to be given to the directors. An explanatory statement, as required by the Listing Rules, is set out in Appendix II to this Notice.

8. Concerning Resolution No. 6B, the directors have no immediate plans to issue any new shares of the Company; approval is being sought from the members as a general mandate in compliance with the Listing Rules.

9. With respect to Resolution No. 6C, approval is being sought from the members for an extension of the general mandate granted to the directors to issue shares by including the number of shares repurchased under the authority granted pursuant to Resolution No. 6A.

In accordance with Articles 103, 104 and 118 of the Company's Articles of Association, Mr. Ronald J. ARCULLI, Ms. Laura L.Y. CHEN, Mr. P.W. LIU and Mr. Nelson W.L. YUEN shall retire from the board by rotation at the forthcoming Meeting and, being eligible, offer themselves for re-election. The following are the particulars of these four directors proposed to be elected at the Meeting to be held on 9th November, 2006:

1. **Mr. Ronald J. ARCULLI**, aged 67, an Independent Non-Executive Director and a member of the Nomination and Remuneration Committee of the Company. Mr. Arculli joined the Board in 1980. He is a practising solicitor and was a Member of the Legislative Council of Hong Kong from 1988 to 2000, representing the Real Estate and Construction functional constituency between 1991 and 2000. He was appointed a non-official member of the Executive Council of the HKSAR in November 2005. He has a distinguished record of public service and has served on numerous government committees and advisory bodies. Mr. Arculli is the Independent Non-Executive Chairman of Hong Kong Exchanges and Clearing Limited, an Independent Non-Executive Director of SCMP Group Limited, and a Non-Executive Director of Sino Land Company Limited, Tsim Sha Tsui Properties Limited, Sino Hotels (Holdings) Limited, HKR International Limited, Hongkong Electric Holdings Limited and Hutchison Harbour Ring Limited, all being listed companies in Hong Kong. He is also an Independent Non-Executive Director of Shanghai Century Acquisition Corporation (whose shares are listed on the American Stock Exchange).

   Mr. Arculli, who has served the Board for more than 9 years, confirmed that he has satisfied all factors set out in Rule 3.13 of the Listing Rules in assessing his independence. Other than in his capacity as a director of the Company, Mr. Arculli has no relationship with any directors, senior management, substantial shareholders or controlling shareholders of the Company. As at 5th October, 2006, the latest practicable date, Mr. Arculli had notified the Company, within the meaning of Part XV of the Securities and Futures Ordinance, of his interest in respect to 724,346 shares of the Company and 1,089,975 shares of Hang Lung Group Limited ("HLGL"). The amount of director's fee paid for the year ended 30th June, 2006 to Mr. Arculli was $150,000 determined by his duty and responsibility (for serving on the Board and for being a member of the Nomination and Remuneration Committee). Mr. Arculli does not have a service contract with the Company.

   Save as disclosed above, there are no other matters concerning Mr. Arculli that need to be brought to the attention of the shareholders of the Company nor any information to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Listing Rules.

2. **Ms. Laura L.Y. CHEN**, aged 58, an Independent Non-Executive Director, and a member of the Audit Committee and the Nomination and Remuneration Committee of the Company. Ms. Chen joined the Board in 1997. She has been involved in the banking, real estate, and financial service industries for over twenty years, both in Hong Kong and in the U.S. Since 1993 she has been a director of the Sterling Group- a private investment entity- and managing investment portfolios in global capital markets, with special interests in emerging markets and high-yield products. Over the past few years her professional career has transitioned into the direction of the development and management of philanthropic programs and activities. On a personal level, she serves on the advisory councils of the Hopkins-Nanjing Center - a joint program between the Johns Hopkins and Nanjing Universities, the Asia Society Hong Kong Center, and numerous non-profit organizations. Ms. Chen holds an MBA from the George Washington University in Washington, DC, and a post-graduate certificate in International Banking from the University of Virginia. Ms. Chen is also an Independent Non-Executive Director of HLGL, a listed company in Hong Kong.

Ms. Chen, who has served the Board for more than 9 years, confirmed that she has satisfied all factors set out in Rule 3.13 of the Listing Rules in assessing her independence. Other than in her capacity as a director of the Company and as a director of HLGL, and also her father is the brother of the father of Mr. Ronnie Chan (Chairman of the Company), Ms. Chen has no relationship with any directors, senior management, substantial shareholders or controlling shareholders of the Company. As at 5th October, 2006, the latest practicable date, the Company had received no notification of Ms. Chen having any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. The amount of director's fee paid for the year ended 30th June, 2006 to Ms. Chen was $170,000 determined by her duty and responsibility (for serving on the Board and for being a member of the Audit Committee and of the Nomination and Remuneration Committee). Ms. Chen does not have a service contract with the Company.

Save as disclosed above, there are no other matters concerning Ms. Chen that need to be brought to the attention of the shareholders of the Company nor any information to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Listing Rules.

3. **Mr. P.W. LIU**, aged 58, an Independent Non-Executive Director, the Chairman of the Nomination and Remuneration Committee and a member of the Audit Committee of the Company. Mr. Liu joined the Board in 1998. Educated at Princeton University and Stanford University, U.S.A., Mr. Liu is Professor of Economics and Pro-Vice-Chancellor of the Chinese University of Hong Kong. He holds a number of positions related to his field of study, including Director of the Hong Kong and Asia-Pacific Economies Research Programme of the Hong Kong Institute of Asia-Pacific Studies and Distinguished Fulbright Scholar in 2000-01. Mr. Liu is a Founding Member of the Hong Kong Committee on Pacific Economic Co-operation. He serves on many government advisory bodies and is currently a Member of the Panel of Arbitrators, the Skills Upgrading Scheme Steering Committee, the Manpower Development Committee, the Independent Commission on Remuneration for Members of the Executive Council and the Legislative Council of the HKSAR, the Independent Commission on Remunerative Package and Post-Office Arrangements for the Chief Executive of HKSAR, the Aviation Development Advisory Committee and the Commission on Strategic Development. He is also a Director of the Hong Kong Institute for Monetary Research and a Non-Executive Director of the Securities and Futures Commission. He was awarded the Silver Bauhinia Star (SBS) in 1999, and appointed Justice of Peace (JP) in 2006.

Other than in his capacity as a director of the Company, Mr. Liu has no relationship with any directors, senior management, substantial shareholders or controlling shareholders of the Company. As at 5th October, 2006, the latest practicable date, Mr. Liu had notified the Company, within the meaning of Part XV of the Securities and Futures Ordinance, of his family interest in respect to 70,000 shares of the Company. The amount of director's fee paid for the year ended 30th June, 2006 to Mr. Liu was $190,000 determined by his duty and responsibility (for serving on the Board and for being the Chairman of the Nomination and Remuneration Committee, and a member of the Audit Committee). Mr. Liu does not have a service contract with the Company.

Save as disclosed above, there are no other matters concerning Mr. Liu that need to be brought to the attention of the shareholders of the Company nor any information to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Listing Rules.

4. **Mr. Nelson W.L. YUEN**, aged 55, Executive Director of the Company. Mr. Yuen has been with HLGL since 1978 when he joined as its Financial Controller. When the Company became a member of HLGL in 1980, he began to assume operating responsibility in various areas of the Company's activities. In 1986 he became an Executive Director of the Company and was appointed Managing Director in 1992. Prior to joining HLGL, Mr. Yuen practised public accounting for four years in England and in Hong Kong. He is a graduate of the University of Manchester, U.K., a Fellow of The Institute of Chartered Accountants in England and Wales and an Associate of the Hong Kong Institute of Certified Public Accountants. Mr. Yuen holds several public and industry-related positions. He is a Director and Member of the Executive Committee of The Real Estate Developers Association of Hong Kong, a Member of the Hong Kong Housing Society, and a Member of the Land Sub-committee of the Land and Building Advisory Committee. Mr. Yuen is also the Managing Director of HLGL, a listed company in Hong Kong.

Other than in his capacity as an executive director of the Company and as an executive director of HLGL, Mr. Yuen has no relationship with any directors, senior management, substantial shareholders or controlling shareholders of the Company. As at 5th October, 2006, the latest practicable date, Mr. Yuen had notified the Company, within the meaning of Part XV of the Securities and Futures Ordinance, of his interest in share options in respect to 7,126,000 underlying shares of the Company and 5,500,000 underlying shares of HLGL granted to him pursuant to the respective Share Option Schemes of the Company and HLGL. The amount of emoluments paid for the year ended 30th June, 2006 to Mr. Yuen was $17.5 million determined by the scope of responsibility and accountability, and his individual performance, taking into consideration of the Company's performance and profitability, market practice and prevailing business conditions, which included basic salary and bonus of $17.4 milion and director's fee of $0.1 million). Mr. Yuen does not have a service contract with the Company which is not determinable within one year without payment of compensation (other than statutory compensation).

Save as disclosed above, there are no other matters concerning Mr. Yuen that need to be brought to the attention of the shareholders of the Company nor any information to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Listing Rules.

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules in connection with the general mandate for repurchase of shares to be proposed at the forthcoming Meeting to be held on 9th November, 2006 and also constitutes the Memorandum required by Section 49BA of the Companies Ordinance:-

(i) It is proposed that up to 10 per cent. of the shares of HK$1.00 each of the Company (the "Shares") in issue at the date of passing of the resolution to approve the general mandate may be repurchased. As at 5th October, 2006, the latest practicable date for determining such figures, the number of Shares in issue was 3,732,211,670. On the basis of such figures (and assuming no Shares are repurchased after 5th October, 2006 and up to the date of passing such resolution), the directors would be authorised to repurchase Shares up to a limit of 373,221,167 Shares.

(ii) The directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the directors to repurchase Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share and will only be made when the directors believe that such repurchases will benefit the Company and its shareholders.

(iii) Repurchases pursuant to the mandate would be funded from the available cash flow and/or working capital facilities of the Company. The funds employed by the Company in connection with a repurchase of Shares would be those legally available for such use under the Company's Memorandum and Articles of Association and the applicable laws of Hong Kong.

(iv) There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 30th June, 2006 in the event that the repurchases were to be carried out in full at any time during the proposed repurchase period. However, the directors do not propose to exercise the repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the directors are from time to time appropriate for the Company.

(v) There are no directors or (to the best of knowledge of the directors having made all reasonable enquiries) any associates of directors of the Company who have a present intention, in the event that the general mandate is granted by shareholders, to sell Shares to the Company.

(vi) The directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the general mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) The directors are not aware of any consequences which would arise under the Hong Kong Code on Takeovers and Mergers as a consequence of any repurchases pursuant to the general mandate.

As at 5th October, 2006, the latest practicable date prior to the printing of this document, CHAN TAN Ching Fen (founder of the Trust) and Cole Limited / Cole Enterprises Holdings Limited / Rosenior Limited / Merssion Limited (a Trust) are taken to have interest in the same parcel of 2,126,441,670 Shares representing 56.98 per cent. of the Company's issued share capital as at that date as they are deemed to be interested in the Shares held by Hang Lung Group Limited

and its subsidiaries. Based on such interests, in the event that the Company exercised in full the power to repurchase Shares in accordance with the terms of the resolution to be proposed at the Meeting, their interests in the issued share capital of the Company would be increased from 56.98 per cent. *to 63.31 per cent.* of the share capital of the Company.

Hang Lung Group Limited together with its subsidiaries were beneficially interested in an aggregate of 2,098,108,570 Shares representing 56.22 per cent. of the Company's issued share capital as at that date. Based on such interests, in the event that the Company exercised in full the power to repurchase Shares in accordance with the terms of the resolution to be proposed at the Meeting, the interests of Hang Lung Group Limited in the issued share capital of the Company would be increased from 56.22 per cent. to 62.46 per cent. of the share capital of the Company.

In the opinion of the directors, the existing substantial shareholders of the Company would not be obliged to make a mandatory offer under Rule 26 of the Takeovers Code as a result of such increase.

(viii) No repurchases have been made by the Company of Shares whether on the Stock Exchange or otherwise in the six months prior to the *date of this document.*

(ix) No connected persons of the Company (as defined in the Listing Rules) have notified it of a present intention to sell Shares to the Company and no such persons have undertaken not to sell any such Shares to the Company in the event that the general mandate is granted by shareholders.

(x) The highest and lowest prices at which the Shares of the Company have traded on the Stock Exchange in each of the previous twelve months are as follows:-

| | **Highest** *(HK$)* | **Lowest** *(HK$)* |
|---|---|---|
| October 2005 | 12.50 | 10.95 |
| November 2005 | 11.85 | 10.80 |
| December 2005 | 12.40 | 11.65 |
| January 2006 | 15.10 | 11.90 |
| February 2006 | 15.40 | 13.50 |
| March 2006 | 15.30 | 13.15 |
| April 2006 | 16.65 | 14.80 |
| May 2006 | 16.55 | 13.20 |
| June 2006 | 14.60 | 12.85 |
| July 2006 | 15.60 | 13.30 |
| August 2006 | 17.20 | 14.68 |
| September 2006 | 17.50 | 16.04 |
| October 2006 (up to the latest practicable date) | 17.34 | 16.32 |

**恒隆地產有限公司**
**HANG LUNG PROPERTIES LIMITED**
*(於香港註冊成立之有限公司)*
**(股份代號：101)**

## 股東週年大會通告

茲通告恒隆地產有限公司(「本公司」)訂於二零零六年十一月九日(星期四)上午十時正假座香港中環德輔道中四號渣打銀行大廈二十八樓召開股東週年大會(「大會」)，討論下列事項：

一、省覽截至二零零六年六月三十日止年度之財務報表及董事局與核數師報告。

二、宣布派發末期股息。

三、重選董事並授權董事局釐定董事袍金。

四、重聘核數師及授權董事釐定其酬金。

**作為特別事項：**

五、考慮並酌情通過下列決議案為特別決議案：

A. 「動議本公司股本中每股面值港幣一元之現有普通股股份(已發行及未發行)重新指定為「每股面值港幣一元之股份」。」

B. 「動議本公司股本中每股面值港幣七千五百元之可換股累積優先股(「可換股優先股」)股份餘下之八萬股重新指定為「每股面值港幣一元之股份」；因此本公司之法定股本港幣六十億元(即包括每股面值港幣一元之普通股五十四億股及每股面值港幣七千五百元之可換股優先股八萬股)將更改為每股面值港幣一元之股份六十億股。」

C. 「動議完全刪除本公司組織章程細則第一百八十四條條款。」

六、考慮並酌情通過下列決議案為普通決議案：

A. 「動議：

(a) 在下文(b)段之規限下，全面及無條件批准本公司董事於有關期間（定義見下文）內行使本公司之一切權力購回本公司股份；

(b) 根據上文(a)段之批准，本公司於香港聯合交易所有限公司（「聯交所」），或於證券及期貨事務監察委員會以及聯交所根據香港股份購回守則所承認之任何其他證券交易所，可購回之本公司股份面值總額將不得超過本公司於此項決議案通過日期之已發行股本面值總額百分之十，而上文之批准亦須受此限制；及

(c) 就本決議案而言，「有關期間」指由本決議案通過時起至下列三者中之較早日期止之期間：

(i) 本公司下屆大會結束時；

(ii) 按法律規定召開下屆大會之期間屆滿時；及

(iii) 本公司股東在股東大會上以普通決議案撤銷或更改根據本決議案所賦予之權力。」

B. 「動議：

(a) 在下文(c)段之規限下及根據公司條例第57B段，全面及無條件批准本公司董事於有關期間（定義見大會通告中第六A(c)項決議案）內行使本公司之一切權力配發、發行及處理本公司之額外股份，及配發、發行或授予可轉換本公司股份之可換股證券，或股份期權或認股權證或類似權利認購任何該等股份或該等可換股證券，以及作出或授予可能引致須行使該項權力之售股建議、協議及股份期權；

(b) 根據上文(a)段之批准，本公司董事可於有關期間內配發、發行或授予可轉換本公司股份之可換股證券，以及作出或授予可能須於有關期間屆滿後始行使該項權力之售股建議、協議及股份期權；

(c) 本公司董事可根據上文(a)段之批准配發或在有條件或無條件情況下同意配發（不論是否根據一項股份期權而配發者）之股本面值總額，除按照(i)供股（定義見下文）、(ii)根據本公司發行之任何認股權證之條款，或可轉換本公司股份之任何證券而行使之認購權或換股權、(iii)當時已採納之任何股份期權計劃或類似安排而授予或發行本公司股份或認購權，或(iv)根據本公司組織章程細則任何以股份代替股息形式或類似安排而配發代替全部或部份股息之股份外，將不得超過以下各項之總和：(aa)於此項決議案通過日期之本公司已發行股本面值總額百分之二十、及(bb)如董事根據本公司股東之另一項普通決議案（即大會通告中第六C 項決議案）所授權，於此項決議案通過後所購回之本公司股本面值額最多為於此項決議案通過日期之本公司已發行股本面值總額百分之十，而上文之批准亦須受此限制；及

(d) 就本決議案而言：

「供股」指由本公司董事向於一指定記錄日期登記在股東名冊上之本公司股份或其中任何類別之股份持有人，根據其當時所持有該等股份或其中任何類別之股份按比例發出配售股份或其他證券之建議，於一指定之期限內有效者（惟本公司董事可就零碎股份，或因香港以外任何地區之法例或任何認可監管機構或任何證券交易所之規定所限，而作出其認為必須或權宜之例外處理方式或其他安排）。」

C. 「動議授權本公司董事行使依照大會通告中第六B 項決議案之(a)段所賦予之權力，用於該決議案之(c)段中第(bb)段內有關本公司股本之事項。」

七、其他事項。

承董事局命
*秘書*
**程式榮**
謹啟

香港，二零零六年十月十一日

*註冊辦事處：*
香港
德輔道中四號
二十八樓

**董事：**
*執行董事：*陳啟宗先生、袁偉良先生、吳士元先生、高伯遒先生及伍綺琴女士
*獨立非執行董事：*殷尚賢先生、夏佳理先生、鄭漢鈞博士、陳樂怡女士及廖柏偉教授

*附註：*

一、凡有權出席大會及於會上投票之股東，可委派一位或多位代表出席，並於表決時代為投票；代表人毋須為本公司股東。所有代表委任書須於開會前或其任何延會前最少四十八小時送抵本公司註冊辦事處，地址為香港德輔道中四號二十八樓，方為有效。

二、根據本公司組織章程細則第七十四條規定，大會主席、或最少三名親身或委派代表出席大會之股東、或任何單一或多名親身或委派代表出席並代表有權於大會上投票而佔全體股東之總投票權不少於十分之一之股東，均可要求進行投票表決。投票表決須根據主席指定之方式、時間及地點進行，而投票表決之結果將被視為要求進行投票表決之大會之決議案。進行投票表決之要求將不會妨礙大會任何其他事項之進行，惟要求進行投票表決之事項則除外。

**主席計劃於大會上要求以投票方式表決每一條提呈之決議案，而投票結果將於緊接着大會後的營業日於報章以及本公司和聯交所網頁公布。**

三、本公司將於二零零六年十一月六日(星期一)至二零零六年十一月八日(星期三)(首尾兩天包括在內)暫停辦理股份過戶登記手續。如欲享有建議之末期股息，須於二零零六年十一月三日(星期五)下午四時前將所有過戶文件連同有關股票送交本公司股票過戶及登記處香港中央證券登記有限公司，地址為香港皇后大道東一百八十三號合和中心十七樓，辦理過戶手續。

四、 就第三項決議案而言，即將重選之董事為夏佳理先生、陳樂怡女士、廖柏偉先生及袁偉良先生。根據聯交所證券上市規則(「上市規則」)附錄十四第A.4.3條建議最佳常規所規定，若獨立非執行董事在任已超過九年，任何有關其繼續獲委任事宜均應以獨立決議案形式由股東審議通過。夏佳理先生及陳樂怡女士為本公司之獨立非執行董事，並服務本公司超過九年，其個別重選事宜將以獨立決議案形式於大會上提呈。董事局認為夏先生、陳女士及廖先生仍屬獨立人士，因彼等符合上市規則第3.13條所載之所有獨立指引。董事局相信彼等之資歷及相關之專才將繼續為董事局提供豐富之商務經驗，正如過往數年於任內一樣，向董事局提供寶貴貢獻及意見。故提議股東投票贊成彼等之重選。

該等董事之詳情載於本大會通告(「通告」)附錄一內。

五、 於二零零六年六月三十日，所有可換股累積優先股(「可換股優先股」)已被轉換，因此可換股優先股股本無需保留。故請股東分別通過第五A及五B項決議案批准重新指定現有「普通股股份」(已發行及未發行)為「股份」以及餘下八萬股可換股優先股為「股份」。

六、 自二零零六年六月二十六日完成強制轉換所有尚未轉換之可換股優先股後，本公司組織章程細則第一百八十四條有關可換股優先股之條款已無需保留。故請股東通過第五C項決議案刪除此條款。

七、 有關上述第六A 項決議案是向股東徵求批准給予董事全面授權以購回股份。根據上市規則規定，有關之說明書載於通告附錄二內。

八、 有關上述第六B 項之決議案，董事特此闡明本公司目前並無計劃發行任何新股。是項全面授權乃遵照上市規則而向股東徵求批准。

九、 有關上述第六C 項決議案是向股東徵求批准擴大董事所獲有關發行股份之全面授權，將根據第六A項決議案所授權力而將購回之股份數目加入其內。

根據本公司組織章程細則第一百零三、一百零四及一百一十八條規定，夏佳理先生、陳樂怡女士、廖柏偉先生及袁偉良先生須於即將舉行之大會輪值告退，惟彼等願膺選連任。以下為建議於二零零六年十一月九日舉行之大會上遴選之四名董事詳情：

(一) **夏佳理先生**現年六十七歲，為本公司之獨立非執行董事以及提名及薪酬委員會成員，於一九八零年加入董事局。夏先生為執業律師，並自一九八八年起至二零零零年止擔任香港立法局議員，於一九九一年至二零零零年期間代表地產及建造界功能組別。彼於二零零五年十一月被委任為香港特別行政區行政會議非官守議員。彼曾擔任多個政府委員會及諮詢團體成員，熱心社會事務工作。夏先生為香港交易及結算所有限公司之獨立非執行主席，SCMP集團有限公司之獨立非執行董事，以及信和置業有限公司、尖沙咀置業集團有限公司、信和酒店(集團)有限公司、香港興業國際集團有限公司、香港電燈集團有限公司及Hutchison Harbour Ring Limited(和記港陸有限公司)之非執行董事(以上所有皆為香港上市公司)。彼亦為Shanghai Century Acquisition Corporation(其股份於美國聯交所上市)之獨立非執行董事。

夏先生服務董事局已超過九年，彼已確認其獨立性符合上市規則第3.13條所載指引之規定。除其作為本公司董事之身份外，夏先生均與本公司任何董事、高級管理層、主要股東或控股股東無任何關係。於二零零六年十月五日(最後實際可行日期)，夏先生已知會本公司，就證券及期貨條例第XV部所界定之權益，彼持有本公司724,346股股份，以及恒隆集團有限公司(「恒隆集團」)1,089,975股股份。截至二零零六年六月三十日止年度，夏先生之董事袍金為15萬元，此乃按照其職責而釐定(即作為董事以及提名及薪酬委員會成員)。夏先生並無與本公司訂立任何服務合約。

除以上所披露外，並無本公司股東需要知悉任何有關夏先生之其他事項，及並無任何須根據上市規則第13.51(2)條之任何規定而披露之資料。

(二) **陳樂怡女士**現年五十八歲，為本公司之獨立非執行董事，及審核委員會以及提名及薪酬委員會成員，於一九九七年加入董事局。陳女士在本港及美國之銀行、地產及金融服務行業工作逾二十年，自一九九三年起出任私人投資企業常興集團之董事，管理環球資本市場之投資組合，尤其是新興市場及高息產品。過往數年，彼之職責轉變為發展及管理慈善團體之計劃及活動。私人方面，彼亦為中美中心(約翰霍普金斯大學與南京大學之合作計劃)、亞洲協會(香港分會)、以及多個非牟利機構之顧問委員會成員。陳女士為美國首都華盛頓喬治華盛頓大學工商管理學系碩士，並持有維珍尼亞大學國際銀行學深造證書。陳女士亦為恒隆集團(香港上市公司)之獨立非執行董事。

陳女士服務董事局已超過九年，彼已確認其獨立性符合上市規則第3.13條所載指引之規定。除其作為本公司董事及恒隆集團董事，以及其父親為本公司主席陳啟宗先生之父親之胞弟之身份外，陳女士均與本公司任何董事、高級管理層、主要股東或控股股東無任何關係。於二零零六年十月五日(最後實際可行日期)，本公司並無接獲陳女士知會，彼於本公司之股份中擁有任何根據證券及期貨條例第XV部界定之權益。截至二零零六年六月三十日止年度，陳女士之董事袍金為17萬元，此乃按照其職責而釐定(即作為董事及審核委員會以及提名及薪酬委員會成員)。陳女士並無與本公司訂立任何服務合約。

除以上所披露外，並無本公司股東需要知悉任何有關陳女士之其他事項，及並無任何須根據上市規則第13.51(2)條之任何規定需披露之資料。

(三) **廖柏偉先生**現年五十八歲，為本公司之獨立非執行董事、提名及薪酬委員會主席，以及審核委員會成員，於一九九八年加入董事局。廖先生在美國普林斯頓大學及史丹福大學接受教育，現為香港中文大學副校長兼經濟學系講座教授。彼出任多項經濟研究要職，包括擔任香港亞太研究所香港及亞太經濟研究計劃主任以及於二零零零至零一年年度獲委任為美國富布賴特(Fulbright)傑出訪問學人。廖先生為太平洋經濟合作理事會香港委員會創會會員，並曾服務多個政府諮詢機構。現為仲裁委員會、技能提升計劃督導委員會、人力發展委員會、香港特別行政區行政會議成員及立法會議成員薪津獨立委員會、香港特別行政區行政長官報酬及離職後安排獨立委員會、航空發展諮詢委員會、以及策略發展委員會之委員，並為香港金融研究中心之董事以及證券及期貨事務監察委員會非執行董事。彼於一九九九年獲授勳銀紫荊星章，並於二零零六年獲委任為太平紳士。

除其作為本公司董事之身份外，廖先生均與本公司任何董事、高級管理層、主要股東或控股股東無任何關係。於二零零六年十月五日(最後實際可行日期)，廖先生已知會本公司，就證券及期貨條例第XV部所界定之權益，其家屬持有本公司7萬股股份。截至二零零六年六月三十日止年度，廖先生之董事袍金為19萬元，此乃按照其職責而釐定(即作為董事、提名及薪酬委員會主席，以及審核委員會成員)。廖先生並無與本公司訂立任何服務合約。

除以上所披露外，並無本公司股東需要知悉任何有關廖先生之其他事項，及並無任何須根據上市規則第13.51(2)條之任何規定需披露之資料。

(四) **袁偉良先生**現年五十五歲，本公司之執行董事，於一九七八年加盟恒隆集團出任財務總監。一九八零年當本公司成為恒隆集團之附屬公司時，袁先生開始協助處理本公司各類業務。彼於一九八六年出任本公司執行董事，繼而於一九九二年獲委任為董事總經理。加盟恒隆集團前，袁先生在英國及香港之執業會計師行任職共四年。彼畢業於英國曼徹斯特大學，為英格蘭和威爾斯特許會計師協會資深會員，亦為香港會計師公會會員。袁先生擔任多項社會及行業相關之職務，包括香港地產建設商會董事及執行委員會委員、香港房屋協會成員和土地及建設諮詢委員會土地小組委員。袁先生亦為恒隆集團(香港上市公司)之董事總經理。

除其作為本公司執行董事及恒隆集團執行董事之身份外，袁先生與本公司任何董事、高級管理層、主要股東或控股股東無任何關係。於二零零六年十月五日(最後實際可行日期)，袁先生已知會本公司，就證券及期貨條例第XV部所界定，彼於根據本公司及恒隆集團之股份期權計劃，分別獲授712.6萬股本公司及550萬股恒隆集團相關股份中擁有購股權之權益。截至二零零六年六月三十日止年度，袁先生之酬金總額為17.5百萬元(包括基本薪金及花紅17.4百萬元以及董事袍金0.1百萬元)，該酬金乃按照職責及問責之範圍、其出任為董事之表現，經考慮本公司之表現及盈利、市場慣例及現行之業務條件而釐定。袁先生並無與本公司訂立任何於一年內倘終止則須作出賠償(法定賠償除外)之服務合約。

除以上所披露外，並無本公司股東需要知悉任何有關袁先生之其他事項，及並無任何須根據上市規則第13.51(2)條之任何規定需披露之資料。

以下之說明書為根據上市規則必須就擬於二零零六年十一月九日舉行之大會上建議之有關購回股份全面授權而寄予股東，並根據公司條例第49BA段規定而構成之備忘錄：

(i) 現建議本公司可購回於通過決議案批准全面授權當日之本公司已發行每股面值港幣一元之股份(「股份」)最多達百分之十。於二零零六年十月五日(確定有關數字之最後實際可行日期)，本公司之已發行股份數目為三十七億三千二百二十一萬一千六百七十股。按上述數字(及假定於二零零六年十月五日後直至該決議案通過之日期間並無購回股份)計算，董事將獲授權購回股份最多達三億七千三百二十二萬一千一百六十七股股份。

(ii) 董事相信向股東尋求全面授權使董事可於市場上購回股份乃符合本公司及其股東之最佳利益。該等購回事宜(在視乎當時之市場情況及資金安排而定)，可提高本公司之資產淨值及其每股資產值及／或每股盈利；而僅於董事相信該等購回事宜將令本公司及其股東受惠時方會進行。

(iii) 根據購回股份授權而購回股份之所需資金，將來自本公司可運用之流動現金及／或營運資金。用於購回股份之資金，本公司僅根據公司之組織章程大綱及細則以及香港之適用法例，由可合法作此用途之款項撥付。

(iv) 倘若於建議購回期間內任何時間本公司全面行使購回權力，將可能對本公司之營運資金或資產負債比率(指對比截至二零零六年六月三十日止年度年報內之已審核賬目所披露之狀況而言)造成不利影響。然而，董事倘認為行使購回權力致使本公司需不時具備之營運資金或資產負債水平會有重大之不利影響時，將不會建議行使購回權力。

(v) 目前並無任何董事或(就董事在作出一切合理查詢後所知)任何本公司董事之聯繫人擬於股東給予全面授權後向本公司出售股份。

(vi) 董事已向聯交所承諾將按上市規則及香港法例之規定根據全面授權行使本公司之權力購回股份。

(vii) 據董事所知，根據全面授權進行任何購回，概無產生香港公司收購及合併守則所指之任何後果。

於二零零六年十月五日，即本文件付印前之最後實際可行日期，陳譚慶芬(信託之創辦人)及Cole Limited/Cole Enterprises Holdings Limited/Rosenior Limited/Merssion Limited(一項信託)被視為於同一批為數二十一億二千六百四十四萬一千六百七十股股份中擁有權益，該批股份於彼等被視為於恒隆集團有限公司及其附屬公司所持有之股

份中擁有權益，佔當日本公司已發行股本權益之百分之五十六點九八。根據該等權益，倘若本公司根據於大會建議提呈決議案之條款，行使全部權力購回股份，彼等於本公司已發行股本之權益，將由本公司股本權益之百分之五十六點九八增至百分之六十三點三一。

恒隆集團有限公司連同其附屬公司於為數合共二十億九千八百一十萬八千五百七十股股份中擁有實益權益，佔當日本公司已發行股本權益之百分之五十六點二二。根據該等權益，倘若本公司根據於大會建議提呈決議案之條款，行使全部權力購回股份，恒隆集團有限公司於本公司已發行股本之權益，將由本公司股本權益之百分之五十六點二二增至百分之六十二點四六。

董事認為，本公司現時之主要股東並無責任就該增幅，根據收購守則第26條之規定作出強制性收購建議。

(viii) 本公司並無於本文件刊發日期之前六個月內在聯交所或其他地方購回本身之股份。

(ix) 本公司之關連人士（定義見上市規則）並無知會本公司表示有意於股東給予全面授權後將本公司之股份售予本公司，該等人士亦無向本公司承諾不會將任何該等股份售予本公司。

(x) 以下為本公司股份於過去十二個月在聯交所每月錄得之最高及最低成交價：

| | **最高** | **最低** |
|---|---|---|
| | *(港元)* | *(港元)* |
| 二零零五年十月 | 12.50 | 10.95 |
| 二零零五年十一月 | 11.85 | 10.80 |
| 二零零五年十二月 | 12.40 | 11.65 |
| 二零零六年一月 | 15.10 | 11.90 |
| 二零零六年二月 | 15.40 | 13.50 |
| 二零零六年三月 | 15.30 | 13.15 |
| 二零零六年四月 | 16.65 | 14.80 |
| 二零零六年五月 | 16.55 | 13.20 |
| 二零零六年六月 | 14.60 | 12.85 |
| 二零零六年七月 | 15.60 | 13.30 |
| 二零零六年八月 | 17.20 | 14.68 |
| 二零零六年九月 | 17.50 | 16.04 |
| 二零零六年十月（直至最後實際可行日期） | 17.34 | 16.32 |

Our Ref: SO-273-2006/HLPL

17th October, 2006

E-Business & Information Services,
Hong Kong Exchanges and Clearing Limited,
10/F, One International Finance Centre,
1 Harbour View Street,
Hong Kong.

**By hand**

Dear Sirs,

**Re: Hang Lung Properties Limited**
**Annual Report**

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under The Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Louisa Lau on 2879 0364.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

Encl.

RsC/EbL/11

COPY

Form I

**Monthly Return on Movement of Listed Equity Securities**
**For the month ended 31st October, 2006**

**To: The Research & Planning Department of The Stock Exchange of Hong Kong Limited**

**From : Hang Lung Properties Limited**
(Name of Company)

Esther S.M. Li Tel No : 2879 0365
(Name of Responsible Official)

Date : 3rd November, 2006

**(A) Information on Types of Listed Equity Securities:**
(please tick wherever applicable)

1. Ordinary shares: ✔
2. Preference shares: ✔ (Convertible Cumulative Preference Shares)
3. Other classes of shares: N/A please specify: ______
4. Warrants: N/A please specify: ______

**(B) Movement in Authorised Share Capital:**

| | No. of ordinary shares/ Preference shares/ ~~other classes of shares~~ | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month | 5,400,000,000<br>80,000 | 1.00<br>7500.00 | 5,400,000,000.00<br>600,000,000.00 |
| Increase/(Decrease) (EGM approval date): | N/A | N/A | N/A |
| Balance at close of the month | 5,400,000,000<br>80,000 | 1.00<br>7500.00 | 5,400,000,000.00<br>600,000,000.00<br>6,000,000,000.00 |

**(C) Movement in Issued Share Capital:**

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 3,732,211,670 | 0 | N/A |
| Increase~~/(Decrease)~~ during the month | 0 | 0 | |
| Balance at close of the month: | 3,732,211,670 | 0 | |

(D) **Details of Movement:**

* please delete and insert 'N/A' wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS* Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 9.20 | 23,918,000 | 0 | 0 | 0 | 23,918,000 | 0 |
| 2. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 11.85 | 400,000 | 0 | 0 | 0 | 400,000 | 0 |
| 3. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 12.35 | 1,400,000 | 0 | 0 | 0 | 1,400,000 | 0 |
| 4. Share Option Scheme expired on 21/11/2012 HK$ 11.40 | 306,000 | 0 | 0 | 0 | 306,000 | 0 |
| 5. Exercise price: HK$ | | | | | | |
| WARRANTS* Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. Subscription price: HK$ | | | | | | |
| CONVERTIBLES* Class | Units | Converted (Units) | | | Units | |
| Preference Shares Convertible price: HK$ | | | | | | |

| OTHER ISSUES OF SHARES* | | |
|---|---|---|
| Rights Issue | Price: | Issue and allotment Date: |
| Placing | Price: | Issue and allotment Date: |
| Bonus Issue | | Issue and allotment Date: |
| Scrip Dividend | | Issue and allotment Date: |
| Repurchase of share | | Cancellation Date: |
| Redemption of share | | Redemption Date: |
| Consideration issue | Price: | Issue and allotment Date: |
| Others (please specify) | Price: | Issue and allotment Date: |

Total No. of ordinary shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month: 0

Remarks:

Authorised Signatory:

Name: Esther Li

Title: Assistant Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

恒隆地產
HANG LUNG PROPERTIES

Our Ref: SO-300-2006/HLPL

7 November 2006

URGENT

**BY FAX ONLY (FAX NO.: 2248-6907)**

The Listing Division
The Stock Exchange of Hong Kong Limited
12/F., One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn: Mr. Andy Hung/Mr. Jeff Leung/Ms. Carrie Tse

Dear Sirs,

**Hang Lung Properties Limited (the "Company")**
**Suspension of trading**

We would like to request a suspension of trading in the issued shares of HK$1.00 each in the share capital of the Company (the "**Shares**") on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") from 10:00 a.m. on Tuesday, 7 November 2006 pending an announcement of the Company in relation to the placing of existing shares and subscription for new shares of the Company.

If you have any queries, please contact our Mr. Robin Ching at 28790370.

Yours faithfully,
**For and on behalf of**
**Hang Lung Properties Limited**

Robin Ching
Secretary

RsC/e

恒隆地產
HANG LUNG PROPERTIES

敬啟者：

恒隆地產有限公司 — 停牌

本公司要求於二零零六年十一月七日（星期二）上午十時起本公司於香港聯合交易所買賣之股份（每股港幣一元之發行股份）停牌，以待本公司就有關配售本公司之現有股份及認購新股份刊登公布。

如有任何疑問，請聯絡程式榮先生，電話：28790370。

此致
香港聯合交易所有限公司

恒隆地產有限公司

程式榮

程式榮謹啟

二零零六年十一月七日

HANG LUNG PROPERTIES LIMITED 28/F Standard Chartered Bank Bldg. 4 Des Voeux Road Central, Hong Kong Tel:28790111 Fax:28686031
恒隆地產有限公司 香港中環德輔道中四號渣打銀行大廈二十八樓 電話：28790111 傳真：28686031

恒隆地產
HANG LUNG PROPERTIES

Our Ref: SO-302-2006/HLPL

7 November 2006

**BY FAX ONLY (FAX NO.: 2248-6907)**

The Listing Division
The Stock Exchange of Hong Kong Limited
12/F., One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn: Mr. Andy Hung/Mr. Jeff Leung/Ms. Carrie Tse

Dear Sirs,

**Hang Lung Properties Limited (the "Company")**
**Resumption of trading following placing and topping up of shares**

We refer to the verbal clearance of the announcement on the above by your Mr. Jeff Leung. In this respect, we would like to request a resumption of trading in the issued shares of HK$1.00 each in the share capital of the Company on The Stock Exchange of Hong Kong Limited from 9:30 a.m. on Wednesday, 8 November 2006.

Yours faithfully,
**For and on behalf of**
**Hang Lung Properties Limited**

Robin Ching
Secretary

RsC/el

HANG LUNG PROPERTIES LIMITED 28/F Standard Chartered Bank Bldg. 4 Des Voeux Road Central, Hong Kong Tel:28790111 Fax:28686031
恒隆地產有限公司 香港中環德輔道中四號渣打銀行大廈二十八樓 電話：28790111 傳真：28686031

Our Ref: SO-304-2006/HLGL

7th November, 2006

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

**Re: Joint Announcement re**
**Placing of existing shares and subscription for new shares**
**by Hang Lung Group Limited in Hang Lung Properties Limited**

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website.

The document was cleared by Mr. Jeff Leung of the Exchange on 7th November, 2006 at 9.43 p.m. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

Encl.

RsC/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

**JOINT ANNOUNCEMENT**

恒隆地產有限公司
**HANG LUNG PROPERTIES LIMITED**
*(incorporated in Hong Kong with limited liability)*
**(Stock Code: 101)**

恒隆集團有限公司
**HANG LUNG GROUP LIMITED**
*(incorporated in Hong Kong with limited liability)*
**(Stock Code: 10)**

# (1) PLACING OF EXISTING SHARES OF HANG LUNG PROPERTIES LIMITED AND SUBSCRIPTION FOR NEW SHARES OF HANG LUNG PROPERTIES LIMITED BY HLG (2) DISCLOSEABLE TRANSACTION FOR HLG (3) RESUMPTION OF TRADING

**Sole Placing Agent**

**CREDIT SUISSE**

**Credit Suisse (Hong Kong) Limited**

## PLACING AND SUBSCRIPTION

HLG is the controlling shareholder of HLP which, together with its subsidiaries, holds 2,098,787,570 Shares in HLP, representing approximately 56.23 per cent. of HLP's issued share capital as at the date of this announcement.

On 7 November 2006, HLG, HLP and the Placing Agent entered into the Placing and Subscription Agreement. Under the Placing and Subscription Agreement, the Placing Agent will procure, on a fully underwritten basis, purchasers to acquire, and HLG will sell, or procure the sale of, 410,000,000 existing Shares at the Placing Price of HK$16.30 per Share, and HLG will subscribe, or procure its associates to subscribe for 410,000,000 New Shares at HK$16.30 per Share, being the same as the Placing Price on terms and subject to conditions contained therein.

The Placing Shares represent approximately 10.99 per cent. of the existing issued share capital of HLP of 3,732,211,670 Shares and approximately 9.90 per cent. of HLP's issued share capital as enlarged by the Subscription.

The total funds raised by HLP from the Subscription are estimated to be approximately HK$6.68 billion. HLP intends to apply such net proceeds in its core property development and investment activities, particularly in mainland China.

The Subscription is conditional upon, among other things, the Stock Exchange granting listing of, and permission to deal in, the New Shares. The New Shares are proposed to be issued pursuant to the existing general mandate given to the directors of HLP to allot and issue Shares at the annual general meeting of HLP held on 8 November 2005.

At the request of HLP and HLG, trading in the Shares and the HLG Shares on the Stock Exchange was suspended with effect from 10:00 a.m. on 7 November 2006. Application has been made for the resumption of trading of the Shares and the HLG Shares on the Stock Exchange at 9:30 a.m. on 8 November 2006.

**PLACING AND SUBSCRIPTION AGREEMENT DATED 7 NOVEMBER 2006**

**Parties**

(i) HLG, a controlling shareholder of HLP;

(ii) HLP; and

(iii) the Placing Agent as the placing agent and underwriter of the placing.

**THE PLACING**

**The Placing Shares**

410,000,000 Shares of HK$1.00 each to be placed on an underwritten basis by the Placing Agent, representing approximately 10.99 per cent. of HLP's issued share capital as at the date of this announcement, being 3,732,211,670 ordinary shares of HK$1.00 each.

**Placing Price**

HK$16.30 per Share. The Placing Price was agreed after arm's length negotiations between HLP, HLG and the Placing Agent.

The Placing Price represents a discount of about 8.0 per cent. to the closing price of HK$17.72 per Share quoted on the Stock Exchange on 6 November 2006, and a discount of 5.3 per cent. to the average closing price of HK$17.22 per share as quoted on the Stock Exchange from 31 October 2006 to 6 November 2006, both dates inclusive, being the five trading days immediately preceding and including the date of this announcement.

**The Placees**

The Placing Shares will be placed to not less than 6 professional, institutional and/or individual investors. The placees are not, and will not be immediately after completion of the Placing, a connected person of HLP or HLG or any of their subsidiaries or an associate of any of them; and will be immediately after completion of the Placing, independent of and not acting in concert with, any such connected persons in relation to the control of HLP. None of the placees will become a substantial shareholder of HLP as a result of the Placing.

**Independence of the Placing Agent and the Placees**

The Placing Agent and its ultimate beneficial owners, and their placees and their ultimate beneficial owners are independent of and not connected with HLG or any person acting in concert with HLG. The Placing Agent is also independent of and not connected with the directors, chief executive or substantial shareholders of HLP, HLG and their respective connected persons.

**Rights attached to Placing Shares**

The Placing Shares will be sold free from all liens, charges and encumbrances, and together with all rights attaching to the Placing Shares as at the date of the Placing and Subscription Agreement, including the right to receive all dividends and other distributions declared, made or paid on the Placing Shares on or after 7 November 2006 save and except the proposed final dividend for the year ended 30 June 2006.

**Completion of the Placing**

The parties expect that the Placing will complete on or around 9 November 2006.

Immediately after completion of the Placing, assuming no further Shares are issued by HLP, the shareholding of HLG and its subsidiaries in HLP will be reduced from 2,098,787,570 Shares to 1,688,787,570 Shares (representing a reduction from approximately 56.23 per cent. to approximately 45.25 per cent. of HLP's issued share capital as at the date of this announcement).

**Termination of the Placing and Subscription Agreement**

There are no conditions to completion of the Placing. The Placing and Subscription Agreement contains provisions granting the Placing Agent the right to terminate its placing obligations on the occurrence of certain events including force majeure, any adverse change in the general affairs or financial or trading position of HLP or its subsidiaries which is materially adverse to the success of the Placing, or any event which would have rendered the warranties in the Placing and Subscription Agreement untrue or incorrect in any respect, in each case occurring prior to 4:00 p.m. on the Placing Completion Date. For this purpose, such event includes any material adverse change in local, national or international monetary, economics, financial, political or military conditions.

**If the Placing Agent exercises its right to terminate the Placing, the Placing will not proceed. Shareholders and investors are advised to exercise caution in dealing in the Shares.**

**Lock-up**

Pursuant to the Placing and Subscription Agreement, HLG has undertaken to the Placing Agent that, prior to the expiry of the period of 180 days from completion of the Placing, it

will not and will procure that none of its nominees will sell or otherwise dispose of (either conditionally or unconditionally, or directly or indirectly, or otherwise) any shares in HLP (including the New Shares but excluding the Placing Shares) or any interests therein, without the prior written consent of the Placing Agent.

Pursuant to the Placing and Subscription Agreement, HLP has agreed that it will not, before the expiry of 180 days from the date of completion of the Placing, allot or issue or offer to allot or issue (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Shares or any interests in Shares (except for the New Shares to be issued under the Subscription), or agree (conditionally or unconditionally) or announce any intention to enter into or effect any such transaction described above, save pursuant to (1) the terms of any employee share option scheme of HLP or (2) any outstanding subscription warrants or (3) bonus or scrip dividend or similar arrangements or (4) conversion of outstanding convertible bonds, without first having obtained the written consent of the Placing Agent.

## THE SUBSCRIPTION

### The New Shares

410,000,000 new ordinary shares of HK$1.00 each, representing approximately 10.99 per cent. of HLP's issued share capital as at the date of this announcement, and approximately 9.90 per cent. of HLP's issued share capital as enlarged by the Subscription, will be subscribed by HLG and/or its associates pursuant and subject to the terms of the Placing and Subscription Agreement.

HLG and its subsidiaries presently own approximately 56.23 per cent. of the existing issued share capital of HLP. Following completion of the Placing but prior to completion of the Subscription, the aggregate shareholdings of HLG and its subsidiaries will be reduced to approximately 45.25 per cent. of the existing share capital of HLP. Following completion of the Placing and the Subscription, HLG and its subsidiaries will own approximately 50.67 per cent. of the issued share capital of HLP as enlarged by the issue of the New Shares.

### Subscription Price

At a price per Share which is equivalent to the Placing Price. All commission, costs and expenses incurred in connection with the Placing and the Subscription will be borne by HLP. The total funds raised by HLP from the Subscription are estimated to be approximately HK$6.68 billion. The net price to HLP for each New Share (after deducting expenses) is approximately HK$15.95.

### Mandate to issue New Shares

The New Shares will be issued under the general mandate granted by the shareholders of HLP to the directors of HLP at the annual general meeting of HLP held on 8 November 2005. Save for the Subscription this general mandate has not been utilised at all. As at the date of this announcement HLP may issue up to 737,240,556 Shares under the existing general mandate.

**Ranking of New Shares**

The New Shares, when fully paid, will rank equally with the existing Shares in issue as at the date of issue of the New Shares including the right to receive all dividends and distributions which may be declared, made or paid after the date of completion of the Subscription save and except the proposed final dividend for the year ended 30 June 2006.

**Conditions of the Subscription**

Completion of the Subscription is conditional upon:

(a) the Listing Committee of the Stock Exchange granting listing of and permission to deal in the New Shares (and such listing and permission not subsequently revoked prior to the delivery of definitive share certificate(s) representing the New Shares); and

(b) completion of the Placing.

**Completion of the Subscription**

Completion of the Subscription will take place on the second business day after the date upon which the last of the conditions to Subscription is satisfied provided that completion will not be later than a date falling 14 days after the date of the Placing and Subscription Agreement.

Immediately after completion of the Subscription, assuming that there is no other issue of Shares by HLP, the shareholding of HLG and its subsidiaries in HLP will be increased from 1,688,787,570 Shares to 2,098,787,570 Shares (representing an increase from approximately 45.25 per cent. of HLP's issued share capital as at the date of this announcement to approximately 50.67 per cent. of HLP's issued share capital as enlarged by the Subscription).

As HLG and its subsidiaries have continuously held more than 50 per cent. of the voting rights of HLP for more than 12 months prior to the Placing and Subscription, no waiver is required to be obtained from the Executive pursuant to the Takeovers Code.

**Application for Listing**

Application will be made to the Listing Committee for the granting of the listing of, and permission to deal in, the New Shares.

## EFFECT OF THE PLACING AND THE SUBSCRIPTION

The shareholdings in HLP as at the date of this announcement and immediately upon completion of the Placing and completion of the Subscription are summarised as follows *(Note 1)*:

| | Existing Shares | | Immediately after the Placing but before the Subscription | | Immediately after the Placing and the Subscription | |
|---|---|---|---|---|---|---|
| | Number of Shares | Percentage | Number of Shares | Percentage | Number of Shares | Percentage |
| **HLG and its subsidiaries** | 2,098,787,570 | 56.23 | 1,688,787,570 | 45.25 | 2,098,787,570 | 50.67 |
| **Placees of the Placing Shares** *(Note 2)* | — | — | 410,000,000 | 10.99 | 410,000,000 | 9.90 |
| **Other public shareholders of HLP** | 1,633,424,100 | 43.77 | 1,633,424,100 | 43.76 | 1,633,424,100 | 39.43 |
| **TOTAL** | 3,732,211,670 | 100 | 3,732,211,670 | 100 | 4,142,211,670 | 100 |

*Notes:*

1. The figures above assume that other than the New Shares, no further Shares are issued or repurchased by HLP and no share options are exercised, and other than the Placing Shares, no Shares are sold or purchased by HLG, in each case on or after the date of this announcement and up to the date of the completion of the Placing and the Subscription.

2. Some placees of the Placing Shares may be existing shareholders of HLP. Any existing holdings of placees are included under "Other public shareholders of HLP". The placees are not and will not become connected persons.

The net profits (both before and after taxation and extraordinary items) of HLP for the two financial years ended 30 June 2006 are set out below:-

| **Year ended 30 June** | **Profit before Taxation** *HK$ billion* | **Profit after Taxation** *HK$ billion* |
|---|---|---|
| 2006 | 5.6 | 4.6 |
| 2005 | 8.7 | 7.1 |

As HLG is deemed to have disposed of 5.57 per cent. of HLP as a result of the Placing and the Subscription, the net profits (both before and after taxation and extraordinary items) attributable to the assets deemed disposed of by HLG for the two financial years ended 30 June 2006 are set out below:-

| **Year ended 30 June** | **Profit before Taxation** *HK$ billion* | **Profit after Taxation** *HK$ billion* |
|---|---|---|
| 2006 | 0.31 | 0.25 |
| 2005 | 0.48 | 0.39 |

HLG will recognise in its income statement a gain of approximately HK$0.9 billion, calculated by reference to the carrying value of the assets of HLP as at 30 June 2006.

HLP will continue to be a subsidiary of HLG immediately upon completion of the Placing and completion of the Subscription.

## INFORMATION ON HLP

HLP is the property arm of HLG, being one of the largest property development and investment companies in Hong Kong in terms of its market capitalisation and with over 40 years of operation in the Hong Kong property market.

## INFORMATION ON HLG

HLG is a company listed on the Stock Exchange and has been involved in property development in Hong Kong for over 40 years. HLG is responsible for a growing list of developments throughout Hong Kong, and is active in mainland China where its business has been concentrated in Shanghai since 1992.

## REASONS FOR THE PLACING AND THE SUBSCRIPTION AND USE OF PROCEEDS

In the 12 months immediately before this announcement, HLP has not raised any funds on any issue of equity securities.

HLP intends to use the net proceeds of the issue of the New Shares for its core property development and investment business, particularly in mainland China.

The directors of HLP believe the terms of the Placing are fair and reasonable and that the Placing will also increase the capital base of HLP and broaden its shareholder base.

The directors of HLG also considered the facilitating of the fund-raising by HLP under the Placing and Subscription Agreement and the terms thereof to be fair and reasonable and in the interest of HLG and its shareholders as a whole.

## SUSPENSION AND RESUMPTION OF TRADING

At the request of HLP and HLG, trading in the Shares and the HLG Shares on the Stock Exchange was suspended with effect from 10:00 a.m. on 7 November 2006. Application has been made for the resumption of trading of the Shares and the HLG Shares on the Stock Exchange at 9.30 a.m. on 8 November 2006.

## DEFINITIONS

In this announcement the following expressions have the meanings set out below unless the context requires otherwise.

| | |
|---|---|
| "acting in concert" | has the meaning given to it in the Takeovers Code |

| | |
|---|---|
| "associate" | has the meaning given to it in the Listing Rules |
| "connected person" | has the meaning given to it in the Listing Rules |
| "Executive" | the Executive Director of the Securities and Futures Commission of Hong Kong |
| "Group" | HLP and its subsidiaries |
| "HK$" | Hong Kong dollar(s), the lawful currency of Hong Kong |
| "HLG" | Hang Lung Group Limited, a limited liability company incorporated under the laws of Hong Kong whose shares are listed on the main board of the Stock Exchange |
| "HLG Shares" | share(s) of HK$1.00 each in the share capital of HLG |
| "HLP" | Hang Lung Properties Limited, a limited liability company incorporated under the laws of Hong Kong whose shares are listed on the main board of the Stock Exchange |
| "Listing Committee" | the listing committee of the Stock Exchange |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange |
| "New Shares" | 410,000,000 new Shares to be subscribed by HLG and/or its associates under the Subscription |
| "Placing" | the placing of the Placing Shares by the Placing Agent pursuant to the Placing and Subscription Agreement |
| "Placing Agent" | Credit Suisse (Hong Kong) Limited, a licensed corporation under the SFC licensed to conduct Types 1 (dealing in securities), 4 (advising on securities), 6 (advising on corporate finance) and 9 (asset management) regulated activities under the SFO |
| "Placing and Subscription Agreement" | the placing, underwriting and subscription agreement dated 7 November 2006 entered into between HLG, HLP and the Placing Agent |
| "Placing Completion Date" | 9 November 2006, being the settlement date in respect of the Placing Shares |
| "Placing Price" | HK$16.30 per Placing Share |
| "Placing Shares" | 410,000,000 existing Shares currently owned by HLG and its subsidiaries |

| | |
|---|---|
| "SFC" | the Securities and Futures Commission |
| "SFO" | the Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong) |
| "Share(s)" | ordinary share(s) of HK$1.00 each in the share capital of HLP |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Subscription" | the conditional subscription by HLG and/or its associates of the New Shares pursuant to the Placing and Subscription Agreement |
| "substantial shareholder" | has the meaning given to it in the Listing Rules |
| "Takeovers Code" | The Hong Kong Code on Takeovers and Mergers |
| "trading day" | has the meaning given to it in the Listing Rules |
| "U.S." | the United States of America, its territories and possessions, any state of the United States of America, and the District of Columbia |

On behalf of the Board

**Hang Lung Properties Limited**
**Terry S. Ng**
*Executive Director*

**Hang Lung Group Limited**
**Terry S. Ng**
*Executive Director*

Hong Kong, 7 November 2006

*As at the date of this announcement, the board of directors of HLP comprises of:-*

*Executive Directors:* Ronnie C. Chan, Nelson W.L. Yuen, Terry S. Ng, William P.Y. Ko and Estella Y.K. Ng
*Independent Non-Executive Directors:* S.S. Yin, Ronald J. Arculli, H.K. Cheng, Laura L.Y. Chen and P.W. Liu

*As at the date of this announcement, the board of directors of HLG comprises of:-*

*Executive Directors:* Ronnie C. Chan, Nelson W.L. Yuen and Terry S. Ng
*Non-Executive Director:* Gerald L. Chan
*Independent Non-Executive Directors:* S.S. Yin, H.K. Cheng, Laura L.Y. Chen, Simon S.O. Ip and York Liao

Please also refer to the published version of this announcement in South China Morning Post.

**聯合公布**

**恒隆地產有限公司**
**HANG LUNG PROPERTIES LIMITED**
*(於香港註冊成立之有限公司)*
**(股份代號：101)**

**恒隆集團有限公司**
**HANG LUNG GROUP LIMITED**
*(於香港註冊成立之有限公司)*
**(股份代號：10)**

# (1) 恒隆集團配售恒隆地產有限公司之現有股份及認購恒隆地產有限公司之新股份
# (2) 恒隆集團之須予披露交易
# (3) 恢復買賣

**獨家配售代理**

**CREDIT SUISSE**

**Credit Suisse (Hong Kong) Limited**

**配售事項及認購事項**

恒隆集團乃恒隆地產之控股股東，與其附屬公司共同擁有恒隆地產2,098,787,570股股份，佔恒隆地產於本公布日期之已發行股本約56.23%。

於二零零六年十一月七日，恒隆集團、恒隆地產及配售代理訂立配售及認購協議。根據配售及認購協議，配售代理將按全面包銷基準促使買方購買及恒隆集團出售或促使出售410,000,000股現有股份，配售價為每股股份16.30港元，而恒隆集團將或促使其聯繫人士根據其條款及在其條件規限下按每股股份16.30港元(與配售價相同)認購410,000,000股新股份。

配售股份佔恒隆集團之現有已發行股本3,732,211,670股股份約10.99%，並佔恒隆地產經認購事項所擴大之已發行股本約9.90%。

恒隆地產自認購事項籌集得之總資金估計約為6,680,000,000港元。恒隆地產擬將該等所得款項淨額用於其核心物業發展及投資業務，特別是中國內地。

認購事項須待(其中包括)聯交所批准新股份上市及買賣後方可作實。新股份擬根據恒隆地產董事於二零零五年十一月八日舉行之股東週年大會上獲授以配發及發行股份之現有一般授權予以發行。

應恒隆地產及恒隆集團之要求，股份及恒隆集團股份已於二零零六年十一月七日上午十時起在聯交所暫停買賣。恒隆地產及恒隆集團已申請股份及恒隆集團股份由二零零六年十一月八日上午九時三十分起恢復在聯交所之買賣。

**於二零零六年十一月七日訂立之配售及認購協議**

**訂約方**

(i) 恒隆集團：恒隆地產之控股股東；

(ii) 恒隆地產；及

(iii) 配售代理：作為配售事項之配售代理及包銷商。

**配售事項**

**配售股份**

將由配售代理按包銷基準配售之410,000,000股每股面值1.00港元之股份，佔恒隆地產於本公布日期之已發行股本(即3,732,211,670股每股面值1.00港元之普通股)約10.99%。

**配售價**

每股股份16.30港元。配售價乃經恒隆地產、恒隆集團及配售代理按公平原則磋商後釐定。

配售價較股份於二零零六年十一月六日在聯交所所報之收市價每股17.72港元折讓約8.0%，另較股份於二零零六年十月三十一日至二零零六年十一月六日(包括首尾兩日)(即緊接本公布日期(包括該日)前五個交易日)在聯交所所報之平均收市價每股17.22港元折讓5.3%。

**承配人**

配售股份將配售予不少於6名專業、機構及／或個人投資者。承配人並非恒隆地產或恒隆集團或或彼等任何附屬公司或彼等之任何聯繫人士之關連人士，並於緊隨配售事項完成後亦將如是，且於緊隨配售事項完成後將獨立於任何關連人士(就恒隆地產控制權而言)且並非與彼等一致行動。概無承配人將因配售事項而成為恒隆地產之主要股東。

**配售代理及承配人之獨立性**

配售代理及其最終實益擁有人，以及承配人及彼等之最終實益擁有人乃獨立於恒隆集團或與恒隆集團一致行動之任何人士，且與彼等概無關連。配售代理亦獨立於恒隆地產及恒隆集團之董事、主要行政人員或主要股東或彼等各自之關連人士，且與彼等概無關連。

**配售股份所附之權利**

配售股份於出售時將不附帶任何留置權、押記及產權負擔，惟將附有於配售及認購協議日期配售股份所附有之一切權利，包括有權收取於二零零六年十一月七日或之後宣派、作出或派付之所有股息及其他分派，惟截至二零零六年六月三十日止年度之建議末期股息除外。

**配售事項之完成**

訂約各方預期，配售事項將於二零零六年十一月九日或相近日子完成。

緊隨配售事項完成後，假設恒隆地產並無進一步發行股份，則恒隆集團及其附屬公司於恒隆地產之持股量將由2,098,787,570股股份減少至1,688,787,570股股份(即由佔恒隆地產於本公布日期之已發行股本約56.23%下降至佔約45.25%)。

**終止配售及認購協議**

配售事項之完成並不附帶條件。配售及認購協議載有規定，訂明倘於配售完成日期下午四時正前，發生若干事件(包括不可抗力事件、恒隆地產或其附屬公司之整體事務或財政或貿易狀況出現任何不利變動而對配售事項成功進行構成重大不利影響、或發生任何事件而致令配售及認購協議所載之保證在任何方面失實或不確時)，配售代理有權終止其配售責任。就此而言，該等事件包括本地、國家或國際貨幣、經濟、金融、政治或軍事狀況出現任何重大不利變動。

**倘配售代理行使其終止配售事項之權利，則配售事項將不會進行。股東及投資者於買賣股份時務請審慎行事。**

**禁售期**

根據配售及認購協議，恒隆集團已向配售代理承諾，在未經配售代理事先書面同意下，於配售事項完成之日起計180日期間屆滿前，將不會並不會促使其代理人出售或以其他方式出

售(不論有條件或無條件，或直接或間接，或其他方式)恒隆地產任何股份(包括新股份，但不包括配售股份)或有關任何權益。

根據配售及認購協議，恒隆地產同意於配售事項完成之日起計滿180日前，在未經配售代理事先書面同意下，其概不會配發或發行或提呈配發或發行(不論有條件或無條件，或直接或間接，或其他方式)任何股份或任何股份權益(根據認購事項將予發行之新股份除外)，或同意(有條件或無條件)或宣佈有意訂立或進行上述之任何交易，惟根據以下各項作出者除外：(1)恒隆地產任何僱員購股權計劃之條款；或(2)任何未行使認購認股權證；或(3)紅利或代息股息或類似安排；或(4)兌換未行使可換股債券。

**認購事項**

**新股份**

恒隆集團及／或其聯繫人士根據配售及認購協議之條款及在其規限下將予認購之410,000,000股每股面值1.00港元之新普通股，佔恒隆地產於本公布日期之已發行股本約10.99%，另佔恒隆地產經認購事項所擴大之已發行股本約9.90%。

恒隆集團及其附屬公司現時擁有恒隆地產現有已發行股本約56.23%。於配售事項完成後但認購事項完成前，恒隆集團及其附屬公司之總持股量將下降至佔恒隆地產現有股本約45.25%。於配售事項及認購事項完成後，恒隆集團及其附屬公司將擁有恒隆地產經發行新股份所擴大之已發行股本約50.67%。

**認購價**

每股股份之價格與配售價相等。有關配售事項及認購事項所產生之全部佣金、成本及開支將由恒隆地產承擔。恒隆地產自認購事項籌集得之總資金估計約為6,680,000,000港元。恒隆地產就每股新股份之淨金額(經扣除開支)為約15.95港元。

**發行新股份之授權**

新股份將根據恒隆地產董事於二零零五年十一月八日舉行之股東週年大會上獲恒隆地產股東授予之一般授權而予以發行。除認購事項外，該一般授權並無被動用。於本公布日期，恒隆地產根據現有一般授權可發行最多737,240,556股股份。

**新股份之地位**

新股份於繳足股款後，將與新股份發行日期已發行之現有股份享有同等地位，包括有權獲得於認購事項完成日期後可能宣派、作出或派付之一切股息及分派，惟截至二零零六年六月三十日止年度之建議末期股息除外。

**認購事項之條件**

認購事項須待以下各條件達成後方可完成：

(a) 聯交所上市委員會批准新股份上市及買賣（及該上市及買賣批准其後並無於交付新股份之正式股票前被撤回）；及

(b) 配售事項得以完成。

**認購事項之完成**

認購事項將於認購事項最後一項條件達成當日後下一個營業日完成，惟完成之日期將不遲於配售及認購協議日期後十四日。

緊隨認購事項完成後，假設恒隆地產並無發行其他股份，則恒隆集團及其附屬公司於恒隆地產之持股量將由1,688,787,570股股份增加至2,098,787,570股股份（即由佔恒隆地產於本公布日期之已發行股本約45.25%增加至佔恒隆地產經認購事項所擴大之已發行股本約50.67%）。

由於恒隆集團及其附屬公司於配售事項及認購事項前十二個月以上，仍然持有恒隆地產逾50%投票權，故毋須根據收購守則向執行理事取得豁免權。

**上市申請**

本公司將向上市委員會申請批准新股份上市及買賣。

**配售事項及認購事項之影響**

恒隆地產於本公布日期及緊隨配售事項完成及認購事項完成後之持股量概述如下 *(附註1)*：

| | 現有股份 | | 緊隨配售事項後但於認購事項前 | | 緊隨配售事項及認購事項後 | |
|---|---|---|---|---|---|---|
| | 股份數目 | 百分比 | 股份數目 | 百分比 | 股份數目 | 百分比 |
| 恒隆集團及其附屬公司 | 2,098,787,570 | 56.23 | 1,688,787,570 | 45.25 | 2,098,787,570 | 50.67 |
| 配售股份之承配人 *(附註2)* | – | – | 410,000,000 | 10.99 | 410,000,000 | 9.90 |
| 恒隆地產之其他公眾股東 | 1,633,424,100 | 43.77 | 1,633,424,100 | 43.76 | 1,633,424,100 | 39.43 |
| 總計 | 3,732,211,670 | 100 | 3,732,211,670 | 100 | 4,142,211,670 | 100 |

*附註：*

1. 上述數字已假設在任何情況下，由本公布日期當日或之後起直至配售事項及認購事項完成日期，除新股份外，恒隆地產並無發行或購回其他股份且概無購股權獲行使，以及除配售股份外，恒隆集團並無出售或購買股份。

2. 配售股份之部份承配人可能為恒隆地產之現有股東。承配人之任何現有持股權均計入「恒隆地產其他公眾股東」。承配人並不會及將不會成為關連人士。

恒隆地產於截至二零零六年六月三十日止兩個財政年度之溢利淨額(扣除稅項及非經常項目前後)載列如下：－

| **截至六月三十日止年度** | **除稅前溢利** | **除稅後溢利** |
|---|---|---|
| | *十億港元* | *十億港元* |
| 二零零六年 | 5.6 | 4.6 |
| 二零零五年 | 8.7 | 7.1 |

由於恒隆集團因配售事項及認購事項而被視為出售5.57%之恒隆地產，故恒隆集團於截至二零零六年六月三十日止兩個財政年度被視為出售資產之應佔溢利淨額(扣除稅項及非經常項目前後)載列如下：－

| **截至六月三十日止年度** | **除稅前溢利** | **除稅後溢利** |
|---|---|---|
| | *十億港元* | *十億港元* |
| 二零零六年 | 0.31 | 0.25 |
| 二零零五年 | 0.48 | 0.39 |

恒隆集團將於其收益表中確認約900,000,000港元收益，經參考恒隆地產於二零零六年六月三十日之資產之賬面值計算。

緊隨配售事項完成及認購事項完成後，恒隆地產將繼續為恒隆集團之附屬公司。

**有關恒隆地產之資料**

恒隆地產為恒隆集團之地產發展部門，以市值計，是香港最大地產發展及投資公司之一，於香港地產市場經營業務超過四十年。

**有關恒隆集團之資料**

恒隆集團乃一家於聯交所上市之公司，從事香港地產發展超過四十年。恒隆集團於香港進行發展之項目不斷增加，亦積極於中國發展業務，自一九九二年以來一直集中於上海經營業務。

**進行配售事項及認購事項之理由及所得款項用途**

於緊接本公布日期前十二個月內，恒隆地產並無透過發行股本證券籌集任何資金。

恒隆地產擬將發行新股份之所得款項用於其核心物業發展及投資業務，特別是中國內地。

恒隆地產之董事相信，配售事項之條款屬公平合理，而配售事項亦將增加恒隆地產之資本基礎及擴大其股東基礎。

恒隆集團之董事亦認為，恒隆集團根據配售及認購協議促使恒隆地產之資金籌集及其相關條款屬公平合理並符合恒隆集團及其股東之整體利益。

**暫停及恢復買賣**

應恒隆地產及恒隆集團之要求，股份及恒隆集團股份已於二零零六年十一月七日上午十時起在聯交所暫停買賣。恒隆地產及恒隆集團已申請股份及恒隆集團股份由二零零六年十一月八日上午九時三十分起恢復在聯交所買賣。

**釋義**

在本公布內，除文義另有所指外，下列詞彙具有下文所載之涵義：

| | | |
|---|---|---|
| 「一致行動」 | 指 | 具有收購守則賦予該詞之涵義 |

| | | |
|---|---|---|
| 「聯繫人」 | 指 | 具有上市規則賦予該詞之涵義 |
| 「關連人士」 | 指 | 具有上市規則賦予該詞之涵義 |
| 「執行理事」 | 指 | 香港證券及期貨事務監察委員會之執行理事 |
| 「本集團」 | 指 | 恒隆地產及其附屬公司 |
| 「港元」 | 指 | 港元，香港之法定貨幣 |
| 「恒隆集團」 | 指 | 恒隆集團有限公司，一家根據香港法例註冊成立之有限公司，其股份於聯交所主板上市 |
| 「恒隆集團股份」 | 指 | 恒隆集團股本中每股面值1.00港元之股份 |
| 「恒隆地產」 | 指 | 恒隆地產有限公司，一家根據香港法例註冊成立之有限公司，其股份於聯交所主板上市 |
| 「上市委員會」 | 指 | 聯交所上市委員會 |
| 「上市規則」 | 指 | 聯交所證券上市規則 |
| 「新股份」 | 指 | 由恒隆集團及／或其聯繫人根據認購事項將予認購之410,000,000股新股份 |
| 「配售」 | 指 | 配售代理根據配售及認購協議對配售股份作出配售 |
| 「配售代理」 | 指 | Credit Suisse (Hong Kong) Limited，於證監會下獲准從事第1類（證券買賣）、第4類（就證券提供意見）、第6類（就企業融資提供意見）及第9類（資產管理）活動之持牌法團 |
| 「配售及認購協議」 | 指 | 恒隆集團、恒隆地產及配售代理於二零零六年十一月七日訂立之配售、包銷及認購協議 |
| 「配售完成日期」 | 指 | 二零零六年十一月九日，即配售股份之結算日期 |
| 「配售價」 | 指 | 每股配售股份16.30港元 |
| 「配售股份」 | 指 | 恒隆集團及其附屬公司目前持有之410,000,000股現有股份 |

| | | |
|---|---|---|
| 「證監會」 | 指 | 證券及期貨事務監察委員會 |
| 「證券及期貨條例」 | 指 | 證券及期貨條例(香港法例第571章) |
| 「股份」 | 指 | 恒隆地產股本中每股面值1.00港元之普通股 |
| 「聯交所」 | 指 | 香港聯合交易所有限公司 |
| 「認購事項」 | 指 | 恒隆集團及其聯繫人根據配售及認購協議有條件認購新股份 |
| 「主要股東」 | 指 | 具有上市規則賦予該詞之涵義 |
| 「收購守則」 | 指 | 香港公司收購及合併守則 |
| 「交易日」 | 指 | 具有上市規則賦予該詞之涵義 |
| 「美國」 | 指 | 美利堅合眾國，其領土及屬地，美利堅合眾國任何州份，及哥倫比亞地區 |

代表董事會

| 恒隆地產有限公司 | 恒隆集團有限公司 |
|---|---|
| *執行董事* | *執行董事* |
| **吳士元** | **吳士元** |

香港，二零零六年十一月七日

於本公布刊發日期，恒隆地產之董事局包括以下董事：

執行董事：　陳啟宗、袁偉良、吳士元、高伯迺及伍綺琴
獨立非執行董事：　殷尚賢、夏佳理、鄭漢鈞、陳樂怡及廖柏偉

於本公布刊發日期，恒隆集團之董事局包括以下董事：

執行董事：　陳啟宗、袁偉良及吳士元
非執行董事：　陳樂宗
獨立非執行董事：　殷尚賢、鄭漢鈞、陳樂怡、葉錫安及廖約克

請同時參閱本公布於香港經濟日報刊登的內容。

FORM 2

# CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

**Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)**

*Form for use by a corporation giving notice of :*

*(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);*

*(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and*

*(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.***

| | | |
|---|---|---|
| **1. Name of listed corporation**<br>HANG LUNG PROPERTIES LIMITED | | |
| **2. Stock code** | 101 | **4. Number of issued shares in class** |
| **3. Class of shares** | Ordinary | 3,732,211,670 |

| | | |
|---|---|---|
| **5. Name of substantial shareholder**<br>Purotat Limited | **8. Business registration number**<br>15331355-000-02 | |
| | **9. Place of incorporation**<br>Hong Kong | Certificate of Incorporation No.<br>344098 |
| **6. Registered office**<br>26th Floor, 4 Des Voeux Road Central, Hong Kong | **10. Contact person**<br>Mr. CHING Sik Wing, Robin | |
| | **11. Daytime tel. No.**<br>28790111 | **12. e-mail address** |
| **7. Principal place of business in Hong Kong**<br>N/A | **13. Exchange on which listed**<br>N/A | |
| | **14. Name of listed parent and exchange on which parent is listed**<br>Hang Lung Group Limited/Hong Kong Stock Exchange | |

15. Date of relevant event

| 07 | 11 | 2006 |
|---|---|---|
| (day) | (month) | (year) |

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

| | | |
|---|---|---|
| (day) | (month) | (year) |

17. Details of relevant event

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 103 | 201 | 201 | 300,000,000 | HKD | $16.30 | | | - Select - |
| Short position | - Select - | - Select - | - Select - | | | | | | |

18. Total shares immediately before the relevant event

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 354,227,500 | 9.49 |
| Short position | | |
| Lending pool | | |

19. Total shares immediately after the relevant event

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 54,227,500 | 1.45 |
| Short position | | |
| Lending pool | | |

20. Capacity in which interests disclosed in Box 19 are held

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| 201 | 54,227,500 | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

21. Further information in respect of derivative interests

| Code describing derivatives (see Table 4) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**22. Further information in relation to interests of corporations controlled by substantial shareholder**

| Name of controlled corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short Position |
| | | | | | | |
| | N/A | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**23. Further information in relation to interests held by substantial shareholder jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short Position |
| | | | |
| | N/A | | |
| | | | |

**24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | N/A | - Select - | | |
| | | - Select - | | |

**25. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | N/A | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act**

| Names | Address | Relationship Code (see Table 6) | Percentage (%) |
|---|---|---|---|
| | | - Select - | |
| | N/A | - Select - | |
| | | - Select - | |

**27. Date of filing this Form 2**

| 08 | 11 | 2006 |
|---|---|---|
| (day) | (month) | (year) |

**28. Number of continuation sheets** 0

**29. Number of attachments** 0

FORM 2

# CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

**Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)**

*Form for use by a corporation giving notice of :*

*(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);*

*(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and*

~~*(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).*~~

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.***

| | | |
|---|---|---|
| **1. Name of listed corporation**<br>HANG LUNG PROPERTIES LIMITED | | |
| **2. Stock code** | 101 | **4. Number of issued shares in class**<br>3,732,211,670 |
| **3. Class of shares** | Ordinary | |

| | | |
|---|---|---|
| **5. Name of substantial shareholder**<br>Hang Lung Group Limited | **8. Business registration number**<br>01050802-000-09 | |
| | **9. Place of incorporation**<br>Hong Kong | Certificate of Incorporation No.<br>6206 |
| **6. Registered office**<br>28th Floor, 4 Des Voeux Road Central, Hong Kong | **10. Contact person**<br>Mr. CHING Sik Wing, Robin | |
| | **11. Daytime tel. No.**<br>28790111 | **12. e-mail address** |
| **7. Principal place of business in Hong Kong**<br>N/A | **13. Exchange on which listed**<br>Hong Kong Stock Exchange | |
| | **14. Name of listed parent and exchange on which parent is listed**<br>N/A | |

15. Date of relevant event

| 07 | 11 | 2006 |
|---|---|---|
| (day) | (month) | (year) |

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

| | | |
|---|---|---|
| (day) | (month) | (year) |

17. Details of relevant event

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 103 | 205 | 205 | 403,232,000 | HKD | | | | - Select - |
| Short position | - Select - | - Select - | - Select - | | | | | | |

18. Total shares immediately before the relevant event

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 2,092,019,570 | 56.06 |
| Short position | | |
| Lending pool | | |

19. Total shares immediately after the relevant event

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 1,688,787,570 | 45.25 |
| Short position | | |
| Lending pool | | |

20. Capacity in which interests disclosed in Box 19 are held

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| 205 | 1,688,787,570 | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

21. Further information in respect of derivative interests

| Code describing derivatives (see Table 4) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

22. **Further information in relation to interests of corporations controlled by substantial shareholder**

| Name of controlled corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short Position |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | (see attached Continuation Sheet) | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

23. **Further information in relation to interests held by substantial shareholder jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short Position |
| | | | |
| | N/A | | |
| | | | |

**24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | N/A | - Select - | | |
| | | - Select - | | |

**25. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | N/A | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act**

| Names | Address | Relationship Code (see Table 6) | Percentage (%) |
|---|---|---|---|
| | | - Select - | |
| | N/A | - Select - | |
| | | - Select - | |

**27. Date of filing this Form 2**

| 08 | 11 | 2006 |
|---|---|---|
| (day) | (month) | (year) |

**28. Number of continuation sheets** 1

**29. Number of attachments** 0

## 22. Further information in relation to interests of corporations controlled by substantial shareholder

| Name of controlled corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| Prosperland Housing Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | Y | 1,267,523,511 | |
| Prosperland Housing Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | N | 85,179 | |
| Curicao Company Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Prosperland Housing Limited | 100.00 | Y | 85,179 | |
| Purotat Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | Y | 54,227,500 | |
| Yee Fly Investment Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | Y | 163,665 | |
| Yee Fly Investment Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | N | 120,608,945 | |
| Yee Fly Investment Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | N | 8,520 | |
| Believecity Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Yee Fly Investment Limited | 100.00 | Y | 120,608,945 | |
| Kindstock Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Yee Fly Investment Limited | 100.00 | Y | 8,520 | |
| Cokage Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | Y | 53,893,250 | |
| Atlas Limited | Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. (British Virgin Islands) | Hang Lung Group Limited | 100.00 | N | 73,182,000 | |
| Hang Kong Company Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Atlas Limited | 100.00 | Y | 73,182,000 | |
| Hang Lung Investments Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | Y | 73,176,000 | |
| Hang Lung Enterprises Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | Y | 45,919,000 | |

香港交易所



# The Stock Exchange of Hong Kong Ltd.

*(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)*

## ISSUE OF SECURITIES UNDER GENERAL MANDATE ANNOUNCEMENT CHECKLIST

**Case Number:** 20061107-F00101-0026

**Name of Issuer:** Hang Lung Properties Limited

**Description of Transaction:** Placing of existing shares and subscription of new shares

**Note:** **This checklist is an abbreviated form of various Main Board Listing Rules which should not be interpreted as a replacement of or any departure from the Main Board Listing Rules. Compliance with this checklist does not mean or guarantee full compliance with the Main Board Listing Rules. It is very important that this checklist should be read in conjunction with the full Main Board Listing Rules and reference should be made to the relevant sections of the Main Board Listing Rules in case of doubt.**

| Part A | Fully Complied With | Remarks |
|---|---|---|
| **Resolution granting the general mandate** | | |
| 1. Does the issuer have a certified copy of the General Mandate resolution which was provided to the Listing Division previously (Rule 13.36(2)(b)) ? If not, the issuer must file a copy (Rule 13.54(3)) | Y | |
| 2. Board Resolution - authorising the issue and allotment of such securities. Insert date of board resolution (if yes) | 7/11/2006 | |
| 3. Does the board resolution authorise the making of the application for listing on Form C1? | Y | |
| 4. Does the Issuer have sufficient General Mandate for the proposed securities issue? | Y | |
| 5. Provide a copy of the General Mandate resolution | Y | To be provided |

**The Stock Exchange of Hong Kong Ltd.**
*(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)*

| Part A | Fully Complied With | Remarks |
|---|---|---|
| | Date | No. of Shares |
| 6. Total issued share capital as of the date of General Mandate resolution | 8/11/2005 | 3,686,202,780 |
| Maximum number of new shares that can be issued under the General Mandate | 8/11/2005 | 737,240,556 |
| Less: Utilised General Mandate | | |
| Number of shares remaining under the General Mandate | | 737,240,556 |

**Note: If the securities are being placed to a connected person, Parts B and C should also be completed. If not, complete Part B only.**

**Part B**

**Information required to be contained in Announcement – Rule 13.28**

**Rule 2.14**

Any announcement issued by an issuer pursuant to the Exchange Listing Rules must disclose the name of each director as at the date of the relevant listing document, circular or announcement.

**Rule 13.28**

If the shares are placed to independent third parties, then the issuer shall publish an announcement containing the following information pursuant to Rule 13.28 and, where applicable, Rule 13.29:

| | Fully Complied With | Remarks |
|---|---|---|
| • Stock Exchange Disclaimer<br>"The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any | | |

| | Fully Complied With | Remarks |
|---|---|---|
| part of the contents of this circular." | | |
| • the name of the issuer | Y (P.1) | |
| • the number, class and aggregate nominal value of the securities agreed to be issued | Y (P.2) | |
| • the total funds to be raised and the proposed use of the proceeds | Y (P.2) | |
| • the issue price of each security | Y (P.2) | |
| • the net price to the issuer of each security | Y (P.2) | |
| • the reason(s) for making the issue | Y (P.7) | |
| • the names of the allottees, if less than six in number and, in the case of 6 or more allottees, a generic description of them. The Exchange reserves the right to require submission of such further information (on an electronic spreadsheet or such other format as it may request) on the allottees as it may consider necessary for the purpose of establishing their independence, including without limitation details of beneficial ownership | Y (P.1) | |
| • the market price of the securities concerned on a named date, being the date on which the terms of the issue were fixed, and | Y (P.3) | |
| • the total funds raised and a detailed breakdown and description of the funds raised on any issue of equity securities in the 12 months immediately preceding the announcement of the proposed issue of securities, the use of such proceeds, the intended use of any amount not yet utilised and how the issuer has dealt with such amount | N/A | |
| **Additional requirements** | | |
| • The announcement should state that application has been or will be made to the Exchange for listing of and permission to deal in the new shares. | Y (P.6) | |
| • Where the securities are issued at a discount of 20% or more to the benchmarked price set out in rule 13.36(5), the issuer shall publish a separate announcement in the newspapers on the business day immediately following the day on which the relevant agreement involving the proposed issue of securities | N/A | |

| | Fully Complied With | Remarks |
|---|---|---|
| is signed. The announcement must disclose, among other things, the following information:<br><br>(1) where there are less than 10 allottees, the name of each allottee (or, if applicable, the name of its beneficial owners) and a confirmation of its independence from the issuer; and<br><br>(2) where there are 10 or more allottees, the name of each allottee (or, if applicable, the name of its beneficial owners) subscribing 5% or more of the securities issued and a generic description of all other allottees, and a confirmation of their independence from the issuer. When calculating the 5% limit, the number of securities subscribed by each allottee, its holding company and any of their subsidiaries must be aggregated.<br><br>Note: Please make annotation in the margin of the relevant page of the circular for the respective paragraph of the Listing Rules. | | |
| In addition, the following may be considered:- | | |
| • The expected timing of the placement and brief details of the placing mechanism | Y (P.3) | |
| • If substantial shareholders are involved, their share dealings before this placing, and previous dilution of their shareholdings | Y (P.3) | |
| • Authority under which shares are issued | Y (P.5) | |
| • Percentage of the placing shares of the existing issue capital | Y (P.2) | |
| • Conditions - the deadline | Y (P.3) | |
| • The position regarding the public share-holding after the placing | Y (P.6) | |
| • Any announcement of interim/final results (or an intention to announce) | | No announcement of results |
| • Do the financial advisers (if any) have any conflict of interest in the transaction? | | No conflict of interest |

香港交易所

**The Stock Exchange of Hong Kong Ltd.**
*(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)*

| | Fully Complied With | Remarks |
|---|---|---|
| **Part C** | | |
| **Issue of shares as a connected transaction** | | |
| • Rule 14A.31(3): exception | | |
| - Is this a top-up placing? (Rule 14A.31(3)(d)) | Y | |

**If the answer to the above is NO, then the placing must be conditional on independent shareholders prior approval. There must be an announcement under Rule 13.28 (see Part A above) and there must be a circular to shareholders with notice of an EGM to approve the placing. All the relevant requirements in Chapter 14A will apply.**

Submitted by: Johnson Stokes & Master (Signature) Date: 8 November 2006

Johnson Stokes & Master
Name and Firm

Verified by: ______________________ Date: ______________________
Name
Listing Division

Reviewed by: ______________________ Date: ______________________
Name
Listing Division

香港交易所

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

# Formal Application
# (For Equity Securities)

## FORM C1

Case Number: 20061107-F00101-0026

This form, suitably adapted for an issuer which is not a company, must be lodged duly completed, in the case of a new applicant, at least **FOUR CLEAR BUSINESS DAYS** prior to the hearing of the application by the Listing Committee and in every other case, at least **TWO CLEAR BUSINESS DAYS** prior to the date on which the listing document is to be bulk printed.

To: The Head of the Listing Division
The Listing Division,
The Stock Exchange of Hong Kong Limited,

Date: 9 November, 2006

Dear Sir,

We Hang Lung Properties Limited (the "Company") hereby apply for the listing of and for permission to deal in the securities referred to in paragraph 3 below subject to the listing rules of The Stock Exchange of Hong Kong Limited entitled "Rules Governing the Listing of Securities " (the "Listing Rules"). (Note 1)

2. SHARE CAPITAL

Authorised Capital

| | | | | HK$ |
|---|---|---|---|---|
| 6,000,000,000 | shares of | HK$1.00 | each | 6,000,000,000 |

Issued (and paid up)

| | | | | |
|---|---|---|---|---|
| 3,732,211,670 ordinary | shares of | HK$1.00 | each | 3,732,211,670 |

3. Amounts and descriptions of securities for which application is now made (include distinctive numbers if any)

410,000,000 shares of HK$1.00 each ("New Shares") to be issued under the general mandate granted to the directors of the Company at the annual general meeting held on 8 November 2005, which will rank equally with the existing issued shares of the Company.

4. The securities for which application is now made are proposed to be listed by way of

Subscription pursuant to a top up placing

**(Note 2)**

5. The securities for which application is now made

(a) are identical in all respects
~~are not identical in all respects~~

**(Note 3)**

(b) are identical in all respects with an existing class of security
~~are not identical in all respects with an existing class of security~~

**(Note 3)**

*(If the securities are not identical now, but will become so in the future, a statement as to when they will become identical must be added to (a) or (b) above.)*

(c) are not listed or dealt in on another stock exchange
~~are listed or dealt in on the following stock exchange(s) —~~

(d) ~~have been in the previous six months on the following stock exchange(s)~~
~~are the subject of an application for listing on the following stock exchange(s)~~
~~*will be the subject of an application for listing on the following stock exchange(s)*~~
*none of the above*

6. * So far as is known, or can be ascertained after reasonable enquiry, by the directors of the issuer, the undermentioned is/are substantial shareholder(s) of the company or of its holding company (Note 4):—

| Name | Address | No. of Ordinary Shares Held | % of Issued Capital |
|---|---|---|---|
| Chan Tan Ching Fen | A5, 14 Mt. Kellett Road, The Peak, Hong Kong | 1,718,490,670 (Note 1) | 46.04 |
| Cole Limited | 37 Athol Street, Douglas, Isle of Man | 1,718,490,670 (Note 1) | 46.04 |
| Cole Enterprises Holdings Limited | P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands | 1,718,490,670 (Note 1) | 46.04 |
| Rosenior Limited | Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands | 1,718,490,670 (Note 1) | 46.04 |
| Merssion Limited | Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands | 1,718,490,670 (Note 1) | 46.04 |
| Hang Lung Group Limited | 28th Floor, 4 Des Voeux Road Central, Hong Kong | 1,690,157,570 (Note 2) | 45.29 |
| Prosperland Housing Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong | 1,267,608,690 (Note 3) | 33.96 |

Notes:

1. These shares were the same parcel of shares held by a trust of which Ms Chan Tan Ching Fen was the founder. Cole Limited, Cole Enterprises Holdings Limited, Rosenior Limited and Merssion Limited were deemed to be interested in the shares held by Hang Lung Group Limited and its subsidiaries, which number of shares were included in the above-mentioned number of 1,718,490,670.

2. Hang Lung Group Limited was deemed to be interested in the shareholdings of its subsidiaries, viz. 1,267,608,690 shares held by Prosperland Housing Limited, and 422,548,880 shares held by other subsidiaries.

3. The 1,267,608,690 shares held by Prosperland Housing Limited were included in the above-mentioned number of 1,690,157,570 shares held by Hang Lung Group Limited.

The following are particulars of the qualifications, if any, and experience of the directors, chief executive and secretary of the issuer **(Note 4)**.

See Schedule

* This paragraph is not applicable in the case of capitalisation issues.

The proceeds (if any) of the issue or sale of the securities for which application is now made, or the portion thereof to be received by the issuer, are intended to be used by the issuer for the following purpose(s) **(Note 4)**:—

The Company intends to use the net proceeds of the issue of the New Shares for its core property development and investment business, particularly in mainland China.

The following are the qualifications of the undermentioned person(s) whose opinion(s) as (an) expert(s) is/are referred to in any document included in this application **(Note 4)**:—

| Name | Qualifications | Document |
|---|---|---|
| N/A | | |

7. We declare, to the best of our knowledge, information and belief, that:—

(1) all the qualifications for listing set out in the relevant chapters of the Listing Rules have, insofar as applicable and required to be met or fulfilled prior to application, been met or fulfilled in relation to the issuer and the securities of the issuer referred to in paragraph 3 above;

(2) all information required to be included in the listing document by virtue of the Listing Rules, the Companies Ordinance, the Securities and Futures (Stock Market Listing) Rules and the Code on Takeovers and Mergers has been included therein or, if the final version has not yet been submitted (or reviewed), will be included therein before it is so submitted;

(3) all the requirements of the Securities and Futures (Stock Market Listing) Rules, insofar as applicable and required to be fulfilled at the time of application, have been fulfilled in relation to the issuer and the securities of the issuer referred to in paragraph 3 above; and

(4) there are no other facts bearing on the issuer's application for listing of and permission to deal in such securities which, in our opinion, should be disclosed to The Stock Exchange of Hong Kong Limited.

8. Details of renounceable document (where applicable): N/A

(1) type of document ............................................ (which must comply with Part A of Appendix 2 to the Listing Rules).

(2) proposed date of issue ____________________

(3) last day for splitting

(a) nil paid ____________________

(b) partly paid ____________

(c) fully paid ____________

(4) last day for renunciation ____________

(5) last day of dealing

(a) nil paid ____________

(b) partly paid ____________

9. If the securities for which listing is sought are partly paid:

(1) proposed date of issue of the securities ____________

(2) proposed date(s) of payment of outstanding instalments ____________

(3) last day for dealing in partly paid form ____________

10. Definitive certificates (in respect of the class of security/securities for which listing is sought) have already been issued for 410,000,000 stock/shares and will be ready on 21 November 2006 for 410,000,000 stock/shares.

11. We undertake to lodge with you a declaration as required by rule 9.16 as appropriate of the Listing Rules in due course.

12. ISSUER'S SOLE UNDERTAKING

We, Hang Lung Properties Limited, undertake to comply with the Listing Rules from time to time so far as applicable to the issuer.

Yours faithfully,

Signed: ____________
Name: Robin Chan Sh... [illegible]
~~Director~~, Secretary ~~or other duly~~ authorised ~~officer~~ representative
for and on behalf of
Hang Lung Properties Limited

## NOTES

Note 1: Insert name of issuer of securities. If it is an overseas issuer, the place of incorporation or other establishment and the applicable law under which it is incorporated or otherwise established must be stated.

Note 2: Give particulars of the proposed method of listing of the securities, i e., whether by offer for subscription, offer for sale, placing, introduction, rights issue, open offer, capitalisation issue, consideration issue, exchange, substitution, conversion, exercise of option or warrant, subscription under an option scheme or otherwise.

Note 3: "Identical" means in this context:—

(1) the securities are of the same nominal value with the same amount called up or paid up;

(2) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

(3) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

Note 4: These paragraphs apply only to companies and:—

"chief executive" means a person who either alone or together with one or more other persons is or will be responsible under the immediate authority of the board of directors for the conduct of the business of the issuer.

"substantial shareholder" means a person entitled to exercise, or control the exercise of, ten per cent. or more of the voting power at any general meeting of the issuer.

Note 5: This form must be signed, in the case of a new applicant, by the sponsor and by a duly authorised officer of the issuer and in the case of a listed issuer, by a duly authorised officer of the issuer.

## Schedule

## Directors and Company Secretary

**Mr Ronnie Chichung Chan**
**Chairman**
Aged 56, Mr Chan joined the Group in 1972, was appointed to the Board of Hang Lung Properties Limited in 1986 and became Chairman in 1991. He is also Chairman of Hang Lung Group Limited. Mr Chan is a Vice-President of The Real Estate Developers Association of Hong Kong, a Vice Chairman of the Asia Society and Chairman of its Hong Kong Center, and an advisor to the China Development Research Foundation of the State Council of the People's Republic of China. Mr Chan also serves on the governing or advisory bodies of several think-tanks and universities, including the Hong Kong University of Science and Technology and the University of Southern California, USA, where he received his MBA.

**Mr Shang Shing Yin**
**Vice Chairman *(Independent Non-Executive Director)***
Aged 75, Mr Yin joined Hang Lung in 1970 and was appointed to the Board of Hang Lung Properties Limited in 1980. A past Managing Director, he has been the Vice Chairman since 1992. He has over 20 years of experience in the fields of property investment and development, and is a qualified banker with a Banking Diploma from The Chartered Institute of Bankers in London, UK. Mr Yin is also the Vice Chairman of Hang Lung Group Limited.

**Mr Nelson Wai Leung Yuen**
**Managing Director**
Aged 56, Mr Yuen has been with the Group since 1978 when he joined as its Financial Controller. When Hang Lung Properties Limited became a member of Hang Lung Group in 1980, he began to assume operating responsibility in various areas of Hang Lung Properties Limited's activities. In 1986 he became an Executive Director of Hang Lung Properties Limited and was appointed Managing Director in 1992. Prior to joining the Group, Mr Yuen practised public accounting for four years in England and in Hong Kong. He is a graduate of the University of Manchester, UK, a Fellow of The Institute of Chartered Accountants in England and Wales and an Associate of the Hong Kong Institute of Certified Public Accountants. Mr Yuen holds several public and industry-related positions. He is a Director and Member of the Executive Committee of The Real Estate Developers Association of Hong Kong, a Member of the Hong Kong Housing Society, and a Member of the Land Sub-committee of the Land and Building Advisory Committee. Mr Yuen is also the Managing Director of Hang Lung Group Limited.

**Mr Ronald Joseph Arculli GBS, JP**
**Independent Non-Executive Director**
Aged 67, Mr Arculli joined the Board in 1980. Mr Arculli is a practising solicitor and was a Member of the Legislative Council of Hong Kong from 1988 to 2000, representing the Real Estate and Construction functional constituency between 1991 and 2000. Mr Arculli is the Independent Non-Executive Chairman of Hong Kong Exchanges and Clearing Limited, and was appointed a non-official member of the Executive Council of the HKSAR in November 2005. He has a distinguished record of public service and has served on numerous government committees and advisory bodies, and is also a director of several other major local companies.

**Dr Hon Kwan Cheng GBS,OBE, JP**
**Independent Non-Executive Director**
Aged 79, Dr Cheng joined the Board in 1993. Dr Cheng obtained an engineering degree from Tianjin University and a post-graduate diploma from Imperial College, London, UK, of which he is a Fellow. He is a past President, Honorary Fellow and Gold Medallist of The Hong Kong Institution of Engineers, Fellow of the Hong Kong Academy of Engineering Sciences, and past Vice President, Fellow and Gold Medallist of The Institution of Structural Engineers, Fellow of The Institution of Civil Engineers, UK, and Honorary Fellow of The Institution of Engineers, Australia. An Authorised Person and Registered Structural Engineer in Hong Kong, Dr Cheng was a Member of both the Executive and Legislative Councils and Chairman of the Hong Kong Housing Authority. Dr Cheng is an Independent Non-Executive Director of Wing Hang Bank Limited, Agile Property Holdings Limited and Tianjin Development Holdings Limited. He is also an Independent Non-Executive Director of Hang Lung Group Limited.

**Ms Laura Lok Yee Chen**
**Independent Non-Executive Director**
Aged 58, Ms Chen joined Hang Lung in 1997. She has been involved in the banking, real estate, and financial service industries for over twenty years, both in Hong Kong and in the USA. Since 1993 she has been a director of the Sterling Group — a private investment entity — and managing investment portfolios in global capital markets, with special interests in emerging markets and highyield products. Over the past few years her professional career has transitioned into the direction of the development and management of philanthropic programs and activities. On a personal level, she serves on the advisory councils of the Hopkins-Nanjing Center — a joint program between the Johns Hopkins and Nanjing Universities, the Asia Society Hong Kong Center, and numerous non-profit organisations. Ms Chen holds an MBA from the George Washington University in Washington, DC, USA, and a post-graduate certificate in International Banking from the University of Virginia, USA. Ms Chen is also an Independent Non-Executive Director of Hang Lung Group Limited.

**Professor Pak-Wai Liu SBS, JP**
**Independent Non-Executive Director**
Aged 58, Professor Liu joined the Board as an Independent Non-Executive Director in 1998. Educated at Princeton University and Stanford University, USA, Professor Liu is Professor of Economics and Pro-Vice-Chancellor of the Chinese University of Hong Kong. He holds a number of positions related to his field of study, including Director of the Hong Kong and Asia-Pacific Economies Research Programme of the Hong Kong Institute of Asia-Pacific Studies and Distinguished Fulbright Scholar in 2000–01. Professor Liu is a Founding Member of the Hong Kong Committee on Pacific Economic Co-operation. He serves on many government advisory bodies and is currently a Member of the Panel of Arbitrators, the Skills Upgrading Scheme Steering Committee, the Manpower Development Committee, the Independent Commission on Remuneration for Members of the Executive Council and the Legislative Council of the HKSAR, the Independent Commission on Remunerative Package and Post-Office Arrangements for the Chief Executive of HKSAR, the Aviation Development Advisory Committee and the Commission on Strategic Development. He is also a Director of the Hong Kong Institute for Monetary Research and a Non-Executive Director of the Securities and Futures Commission. He was awarded the Silver Bauhinia Star (SBS) in 1999, and appointed Justice of Peace (JP) in 2006.

**Mr Terry Szeyuen Ng**
**Executive Director**
Aged 47, Mr Ng has been with the Group as an Executive Director since 2001, and is responsible for two areas of the Group's activities. As Director of Finance and Administration, he leads the Group's strategic and corporate planning, financial investments, and relations with the investment community. In this role, he also manages the Group's organisational and support functions. As Director of Leasing and Management, Mr Ng oversees management of the Group's property investment portfolio. Prior to joining the Group, Mr Ng was Executive Director of Giordano International Limited, where he had been employed since 1993. Mr Ng also worked in the Finance and Listing Divisions of The Stock Exchange of Hong Kong Limited for a period of over five years, where he was seconded to the Listing Group of the London Stock Exchange. Prior to that, he gained extensive experience in the auditing field at PricewaterhouseCoopers. Mr Ng is a Fellow of CPA Australia and holds a Bachelor's degree in Commerce from the University of New South Wales, Australia, as well as a Master's degree in Business Administration from the Asia International Open University. In addition, he was appointed as a member of the Dual Filing Advisory Group of the Securities and Futures Commission. Mr Ng is also an Executive Director of Hang Lung Group Limited.

**Mr William Pak Yau Ko**
**Executive Director**
Aged 48, Mr Ko joined the Group in 1994 as Senior Project Manager and was promoted to Assistant Director in 2002. He was appointed Executive Director in 2005 and is

responsible for property development and project management both in Hong Kong and China. He holds a Bachelor of Arts degree and a Bachelor of Architecture degree from the University of Liverpool, UK. He also has an Executive MBA degree jointly awarded by The Kellogg School of Management of Northwestern University, USA and The School of Business and Management of the Hong Kong University of Science and Technology. He is a Member of the Royal Institute of British Architects and The Hong Kong Institute of Architects. He is a Registered Architect in the United Kingdom and Hong Kong. Prior to joining the Group, Mr Ko practised architecture in the United Kingdom, United States and Hong Kong.

**Ms Estella Yi Kum Ng**
**Executive Director**
Aged 49, Ms Ng joined the Group as Assistant Director in 2003. She was appointed Executive Director in 2005 and is responsible for Finance and Administration. She was previously employed by Hong Kong Exchanges and Clearing Limited in a number of senior positions, most recently as Senior Vice President of the Listing Division. Prior to that she gained valuable auditing experience with Deloitte Touche Tohmatsu. Ms Ng is a qualified accountant and holds a Master of Business Administration degree from the Hong Kong University of Science and Technology. She is an Associate of The Institute of Chartered Accountants in England and Wales, The Institute of Chartered Secretaries and Administrators and a Fellow of the Chartered Association of Certified Accountants, the Hong Kong Institute of Certified Public Accountants and a member of the American Institute of Certified Public Accountants. She has also contributed her time to various public service appointments including being a co-opted member of the Audit Committee of the Hospital Authority, deputy chairman of the Professional Standards Monitoring Committee of the Hong Kong Institute of Certified Public Accountants and Corporate Advisor to the Business School of Hong Kong University of Science and Technology.

**Mr Robin Sik Wing Ching**
**Company Secretary**
Aged 57, Mr Ching joined the Group in 1988 as Group Financial Controller and was appointed Assistant Director in 2002, having been appointed Company Secretary of Hang Lung Properties Limited in 1991. He holds a Bachelor of Business degree from Australia, is a Fellow of The Association of Chartered Certified Accountants, The Chartered Institute of Management Accountants, The Institute of Chartered Secretaries and Administrators, the Hong Kong Institute of Certified Public Accountants and The Taxation Institute of Hong Kong, an Associate of The Chartered Institute of Bankers, and a Certified Practising Accountant of CPA Australia.

**Form I**

**Movement of Listed Equity Securities**
**For the perod ended 9th November, 2006**

**To: The Research & Planning Department of The Stock Exchange of Hong Kong Limited**

**From : Hang Lung Properties Limited**
(Name of Company)

Robin Ching Tel No : 2879 0370
(Name of Responsible Official)

Date : 10th November, 2006

**(A) Information on Types of Listed Equity Securities:**
(please tick wherever applicable)

| | | | |
|---|---|---|---|
| 1. Ordinary shares: | ✔ | 2. Preference shares: | N/A |
| 3. Other classes of shares: | N/A | please specify: | |
| 4. Warrants: | N/A | please specify: | |

**(B) Movement in Authorised Share Capital:**

| | No. of ordinary shares/ ~~Preference shares/ other classes of shares~~ | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month | 5,400,000,000 | 1.00 | 5,400,000,000.00 |
| Increase/~~(Decrease)~~ (AGM approval date): 9/11/2006 | 600,000,000 | 1.00 | 600,000,000 |
| Balance at close of the month | 6,000,000,000 | 1.00 | 6,000,000,000.00 |

**(C) Movement in Issued Share Capital:**

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 3,732,211,670 | N/A | N/A |
| Increase/~~(Decrease)~~ during the month | 410,000,000 | | |
| Balance at close of the month: | 4,142,211,670 | | |

**(b) Details of Movement:**

* please delete and insert 'N/A' wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS* Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 9.20 | 23,918,000 | 0 | 0 | 0 | 23,918,000 | 0 |
| 2. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 11.85 | 400,000 | 0 | 0 | 0 | 400,000 | 0 |
| 3. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 12.35 | 1,400,000 | 0 | 0 | 0 | 1,400,000 | 0 |
| 4. Share Option Scheme expired on 21/11/2012 HK$ 11.40 | 306,000 | 0 | 0 | 0 | 306,000 | 0 |
| 5. Exercise price: HK$ | | | | | | |
| WARRANTS* Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. Subscription price: HK$ | | N/A | | | | |
| CONVERTIBLES* Class | Units | Converted (Units) | | | Units | |
| Preference Shares Convertible price: HK$ | | N/A | | | | |

| OTHER ISSUES OF SHARES* | | | | |
|---|---|---|---|---|
| Rights Issue | Price: | Issue and allotment Date: | | |
| Placing | Price: $16.30 | Issue and allotment Date: | 9/11/2006 | 410,000,000 |
| Bonus Issue | | Issue and allotment Date: | | |
| Scrip Dividend | | Issue and allotment Date: | | |
| Repurchase of share | | Cancellation Date: | | |
| Redemption of share | | Redemption Date: | | |
| Consideration issue | Price: | Issue and allotment Date: | | |
| Others (please specify) | Price: | Issue and allotment Date: | | |

Total No. of ordinary shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month: 410,000,000

Remarks: ______________________

Authorised Signatory:

Name: Robin Ching

Title: Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 2

# CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

## Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

*Form for use by a corporation giving notice of :*

*(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);*

*(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and*

*(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.***

| | | |
|---|---|---|
| **1. Name of listed corporation**<br>HANG LUNG PROPERTIES LIMITED | | |
| **2. Stock code** | 101 | **4. Number of issued shares in class**<br>4,142,211,670 |
| **3. Class of shares** | Ordinary | |

| | | |
|---|---|---|
| **5. Name of substantial shareholder**<br>Purotat Limited | **8. Business registration number**<br>15331355-000-02 | |
| | **9. Place of incorporation**<br>Hong Kong | Certificate of Incorporation No.<br>344098 |
| **6. Registered office**<br>26th Floor, 4 Des Voeux Road Central, Hong Kong | **10. Contact person**<br>Mr. CHING Sik Wing, Robin | |
| | **11. Daytime tel. No.**<br>28790111 | **12. e-mail address** |
| **7. Principal place of business in Hong Kong**<br>N/A | **13. Exchange on which listed**<br>N/A | |
| | **14. Name of listed parent and exchange on which parent is listed**<br>Hang Lung Group Limited/Hong Kong Stock Exchange | |

15. **Date of relevant event**

| | | |
|---|---|---|
| 09 | 11 | 2006 |
| (day) | (month) | (year) |

16. **Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| | | |
| (day) | (month) | (year) |

17. **Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 103 | 201 | 201 | 300,000,000 | HKD | | | | - Select - |
| Short position | - Select - | - Select - | - Select - | | | | | | |

18. **Total shares immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 54,227,500 | 1.45 |
| Short position | | |
| Lending pool | | |

19. **Total shares immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 354,227,500 | 8.55 |
| Short position | | |
| Lending pool | | |

20. **Capacity in which interests disclosed in Box 19 are held**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| 201 | 354,227,500 | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

21. **Further information in respect of derivative interests**

| Code describing derivatives (see Table 4) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**22. Further information in relation to interests of corporations controlled by substantial shareholder**

| Name of controlled corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short Position |
| | | | | | | |
| | N/A | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**23. Further information in relation to interests held by substantial shareholder jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short Position |
| | | | |
| | N/A | | |
| | | | |

24. **Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | N/A | - Select - | | |
| | | - Select - | | |

25. **Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | N/A | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

26. **Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act**

| Names | Address | Relationship Code (see Table 6) | Percentage (%) |
|---|---|---|---|
| | | - Select - | |
| | N/A | - Select - | |
| | | - Select - | |

**27. Date of filing this Form 2**

| 09 | 11 | 2006 |
|---|---|---|
| (day) | (month) | (year) |

**28. Number of continuation sheets** 0

**29. Number of attachments** 0

**FORM 2**

# CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

**Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)**

*Form for use by a corporation giving notice of :*

*(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);*

*(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and*

~~*(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).*~~

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.***

| | | |
|---|---|---|
| **1. Name of listed corporation**<br>HANG LUNG PROPERTIES LIMITED | | |
| **2. Stock code** | 101 | **4. Number of issued shares in class**<br>4,142,211,670 |
| **3. Class of shares** | Ordinary | |

| | | |
|---|---|---|
| **5. Name of substantial shareholder**<br>Prosperland Housing Limited | **8. Business registration number**<br>04937744-000-04 | |
| | **9. Place of incorporation**<br>Hong Kong | Certificate of Incorporation No.<br>26329 |
| **6. Registered office**<br>26th Floor, 4 Des Voeux Road Central, Hong Kong | **10. Contact person**<br>Mr. CHING Sik Wing, Robin | |
| | **11. Daytime tel. No.**<br>28790111 | **12. e-mail address** |
| **7. Principal place of business in Hong Kong**<br>N/A | **13. Exchange on which listed**<br>N/A | |
| | **14. Name of listed parent and exchange on which parent is listed**<br>Hang Lung Group Limited/Hong Kong Stock Exchange | |

15. Date of relevant event

| | | |
|---|---|---|
| 09 | 11 | 2006 |
| (day) | (month) | (year) |

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

| | | |
|---|---|---|
| | | |
| (day) | (month) | (year) |

17. Details of relevant event

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 104 | 201 | 201 | | HKD | | | | - Select - |
| Short position | - Select - | - Select - | - Select - | | | | | | |

18. Total shares immediately before the relevant event

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 1,267,608,690 | 33.97 |
| Short position | | |
| Lending pool | | |

19. Total shares immediately after the relevant event

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 1,267,608,690 | 30.60 |
| Short position | | |
| Lending pool | | |

20. Capacity in which interests disclosed in Box 19 are held

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| 201 | 1,267,608,690 | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

21. Further information in respect of derivative interests

| Code describing derivatives (see Table 4) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**22. Further information in relation to interests of corporations controlled by substantial shareholder**

| Name of controlled corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short Position |
| Curicao Company Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong | Prosperland Housing Limited | 100.00 | Y | 85,179 | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**23. Further information in relation to interests held by substantial shareholder jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short Position |
| | | | |
| | N/A | | |
| | | | |

**24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | N/A | - Select - | | |
| | | - Select - | | |

**25. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | N/A | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act**

| Names | Address | Relationship Code (see Table 6) | Percentage (%) |
|---|---|---|---|
| | | - Select - | |
| | N/A | - Select - | |
| | | - Select - | |

**27. Date of filing this Form 2**

| 09 | 11 | 2006 |
|---|---|---|
| (day) | (month) | (year) |

**28. Number of continuation sheets** 0

**29. Number of attachments** 0

Form 2.

FORM 2

# CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

## Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

*Form for use by a corporation giving notice of :*

*(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);*

*(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and*

*(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.***

| | |
|---|---|
| **1. Name of listed corporation**<br>HANG LUNG PROPERTIES LIMITED | |
| **2. Stock code** 101 | **4. Number of issued shares in class**<br>4,142,211,670 |
| **3. Class of shares** Ordinary | |

| | | |
|---|---|---|
| **5. Name of substantial shareholder**<br>Hang Lung Group Limited | **8. Business registration number**<br>01050802-000-09 | |
| | **9. Place of incorporation**<br>Hong Kong | Certificate of Incorporation No.<br>6206 |
| **6. Registered office**<br>28th Floor, 4 Des Voeux Road Central, Hong Kong | **10. Contact person**<br>Mr. CHING Sik Wing, Robin | |
| | **11. Daytime tel. No.**<br>28790111 | **12. e-mail address** |
| **7. Principal place of business in Hong Kong**<br>N/A | **13. Exchange on which listed**<br>Hong Kong Stock Exchange | |
| | **14. Name of listed parent and exchange on which parent is listed**<br>N/A | |

**15. Date of relevant event**

| | | |
|---|---|---|
| 09 | 11 | 2006 |
| (day) | (month) | (year) |

**16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| | | |
| (day) | (month) | (year) |

**17. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 103 | 205 | 205 | 411,370,000 | HKD | | | | - Select - |
| Short position | - Select - | - Select - | - Select - | | | | | | |

**18. Total shares immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 1,688,787,570 | 45.25 |
| Short position | | |
| Lending pool | | |

**19. Total shares immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 2,100,157,570 | 50.70 |
| Short position | | |
| Lending pool | | |

**20. Capacity in which interests disclosed in Box 19 are held**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| 205 | 2,100,157,570 | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**21. Further information in respect of derivative interests**

| Code describing derivatives (see Table 4) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**22. Further information in relation to interests of corporations controlled by substantial shareholder**

| Name of controlled corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short Position |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | (see attached Continuation Sheet) | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**23. Further information in relation to interests held by substantial shareholder jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short Position |
| | | | |
| | N/A | | |
| | | | |

**24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | N/A | - Select - | | |
| | | - Select - | | |

**25. Further information from a party to an agreement under Section 317** **( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | N/A | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act**

| Names | Address | Relationship Code (see Table 6) | Percentage (%) |
|---|---|---|---|
| | | - Select - | |
| | N/A | - Select - | |
| | | - Select - | |

**27. Date of filing this Form 2**

| 09 | 11 | 2006 |
|---|---|---|
| (day) | (month) | (year) |

**28. Number of continuation sheets** 1

**29. Number of attachments** 0

**Continuation Sheet**

**22. Further information in relation to interests of corporations controlled by substantial shareholder**

| Name of controlled corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| Prosperland Housing Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | Y | 1,267,523,511 | |
| Prosperland Housing Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | N | 85,179 | |
| Curicao Company Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Prosperland Housing Limited | 100.00 | Y | 85,179 | |
| Purotat Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | Y | 354,227,500 | |
| Yee Fly Investment Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | Y | 163,665 | |
| Yee Fly Investment Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | N | 120,608,945 | |
| Yee Fly Investment Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | N | 8,520 | |
| Believecity Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Yee Fly Investment Limited | 100.00 | Y | 120,608,945 | |
| Kindstock Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Yee Fly Investment Limited | 100.00 | Y | 8,520 | |
| Cokage Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | Y | 53,893,250 | |
| Atlas Limited | Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. (British Virgin Islands) | Hang Lung Group Limited | 100.00 | N | 73,182,000 | |
| Hang Kong Company Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Atlas Limited | 100.00 | Y | 73,182,000 | |
| Hang Lung Investments Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | Y | 183,176,000 | |
| Hang Lung Enterprises Limited | 26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong) | Hang Lung Group Limited | 100.00 | Y | 47,289,000 | |

CR
公司註冊處
Companies Registry

# 周年申報表
# Annual Return

(公司條例第107(1)條)
(Companies Ordinance s. 107(1))

表格 Form **AR1**

重要事項 **Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

2970

**1** 公司名稱 **Company Name**

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED

(註 Note 8) **2** 商業名稱 **Business Name**

Nil

**3** 公司類別 **Type of Company**

*請在有關空格內加 ✓ 號 Please tick the relevant box*

☐ 有股本的私人公司 Private Company having a share capital

☑ 其他 Others

**4** 本申報表日期 **Date of this Return**

本申報表列載公司截至右列日期爲止的資料
The information in this Return is made up to

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 09 | 11 | 2006 |

*(如屬有股本的私人公司，本申報表應列載截至公司成立爲法團的周年日期的資料。如屬其他公司，所列載的資料則應截至公司周年大會日期或以代替周年大會的書面決議的日期爲止。*
***For a private company having a share capital, the information in this Return should be made up to the anniversary of the date of incorporation. For other companies, the information should be made up to the date of the annual general meeting (AGM) or the date of written resolution passed in lieu of AGM.)***

(註 Note 9) **5** 註冊辦事處地址 **Address of Registered Office**

28th Floor, 4 Des Voeux Road Central, Hong Kong

(註 Note 10) **6** 電郵地址 **E-mail Address**

(註 Note 3) 提交人的資料 **Presentor's Reference**

姓名 Name: Hang Lung (Secretaries) Limited

地址 Address: 26th Floor, 4 Des Voeux Road Central, Hong Kong

電話 Tel: 28790111 傳真 Fax: 28686031

電郵地址 E-mail Address:

檔號 Reference: Doc. No.: HLP0097 / Deadline: 21/12/2006

請勿

Your Receipt
Companies Registry
H.K.

30/11/2006 11:28:42
Submission No.: 226047984/6
CR NO.: 0002970
Sh. Form.: AR1L

| Revenue Code | Amount(HKD) |
|---|---|
| 27 | $140.00 |

| Receipt No. | Method | Amount(HKD) |
|---|---|---|
| 262260069234 | Chq | $140.00 |
| Total Paid | | $140.00 |

表格 Form **AR1**

公司編號 Company Number

2970

## 7 按揭及押記 Mortgages and Charges

截至本申報表日期，所有須根據《公司條例》第 80 及第 82 條規定向公司註冊處處長登記的按揭及押記的未償還總額

Total Amount outstanding as of the Date of this Return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to sections 80 and 82 of the Companies Ordinance

(Nil)

(註 Note 11) **8 無股本公司的成員數目 Number of Member(s) of a Company Not Having a Share Capital**

*(有股本的公司毋須填報此項 Company having a share capital need not complete this section)*

截至本申報表日期的成員數目
Number of member(s) as at the Date of this Return

(註 Note 12) **9 股本 Share Capital**

*(無股本的公司毋須填報第 9 及第 10 項 Company not having a share capital need not complete sections 9 & 10)*

| | 截至本申報表日期 As at the Date of this Return | | | | |
|---|---|---|---|---|---|
| | 法定股本 Authorized Share Capital | 已發行股本 Issued Share Capital | | | |
| 股份類別 Class of Shares | *總*面值 ***Total*** Nominal Value † | 已發行股份數目 Number of Shares Issued (a) | 每股已發行股份的面值 Nominal Value of Each Share Issued † (b) | 已發行股份的*總*面值 ***Total*** Nominal Value of Shares Issued † (a) x (b) | 已發行股份的已繳股款*總*值 (不包括溢價) ***Total*** Paid up Value of Shares Issued † (excluding premium) |
| Ordinary | HKD6,000,000,000.00 | 4,142,211,670 | HKD1.00 | HKD4,142,211,670.00 | HKD4,142,211,670.00 |
| | | | | | |
| | | | | | |
| | | | | | |
| 總值 Total | HKD6,000,000,000.00 | 4,142,211,670 | | HKD4,142,211,670.00 | HKD4,142,211,670.00 |

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

*CSA by P & L Associates, Hong Kong. (Ar1.Frm)*

表格 Form **AR1**

公司編號 Company Number

2970

(註 Note 13) **10 有股本公司的成員詳情 Details of Member(s) of a Company Having a Share Capital**

*(如未能盡錄於下列表格內，請用續頁A填報 Use Continuation Sheet A if there is insufficient space)*

截至本申報表日期的成員詳情 Details of Member(s) as at the Date of this Return

股份類別 Class of Shares: Please see Appendix.

如公司的股份自上一份周年申報表日期以來(如屬首份周年申報表，則自公司成立爲法團以來)有任何轉讓，有關詳情亦請一併填報；股份受讓人的姓名／名稱請在「備註」一欄註明。
If there have been any transfers of the company's shares since the date of the last Annual Return (or since incorporation if this is the first Annual Return), please also provide details of the transfers; the name of the transferee should be stated in the 'Remarks' column.

| 姓名／名稱 Name | 地址 Address | 股份 Shares | | | 備註 Remarks |
|---|---|---|---|---|---|
| | | 現時持有量 Current Holding | 轉讓 Transferred | | |
| | | | 數目 Number | 日期 Date | |
| | | | | | |
| | 總數 Total | | | | |

第三頁 Page 3

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

公司編號 Company Number

2970

## 11 秘書 Secretary

### A. 個人秘書 Individual Secretary

*(如超過一名個人秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 individual secretary)*

| | |
|---|---|
| 中文姓名 Name in Chinese | 程式榮 |

| | 姓氏 Surname | 名字 Other Names |
|---|---|---|
| 英文姓名 Name in English | CHING | Robin Sik Wing |

| | |
|---|---|
| 前用姓名 Previous Names | N/A |
| 別名 Alias | N/A |
| (註 Note 14) 香港住址 Hong Kong Residential Address | C1, 34th Floor, Beverly Hill, 6 Broadwood Road, Happy Valley, Hong Kong |
| (註 Note 15) 電郵地址 E-mail Address | (Nil) |

(註 Note 16) 身份證明 Identification

| | |
|---|---|
| a 香港身份證號碼 Hong Kong Identity Card Number | A875236(5) |

| | 簽發國家 Issuing Country | 號碼 Number |
|---|---|---|
| b 海外護照 Overseas Passport | (Nil) | (Nil) |

### B. 法人團體秘書 Corporate Secretary

*(如超過一名法人團體秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 corporate secretary)*

| | |
|---|---|
| (註 Note 17) 中文名稱 Name in Chinese | |
| (註 Note 17) 英文名稱 Name in English | |
| (註 Note 18) 香港地址 Hong Kong Address | |
| (註 Note 15) 電郵地址 E-mail Address | |

| | |
|---|---|
| 公司編號 Company Number *(只適用於在香港註冊的法人團體) (Only applicable to body corporate registered in Hong Kong)* | |



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

公司編號 Company Number

2970

## 12 董事 Director

### A. 個人董事 Individual Director

*(如超過兩名個人董事，請用續頁 C 填報 Use Continuation Sheet C if more than 2 individual directors)*

(註 Note 19) 1 身份 **Capacity**

[✓] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to: N/A

| | |
|---|---|
| 中文姓名 **Name in Chinese** | 夏佳理 |
| 英文姓名 **Name in English** | 姓氏 Surname: ARCULLI; 名字 Other Names: Ronald Joseph |
| 前用姓名 **Previous Names** | N/A |
| 別名 **Alias** | N/A |
| (註 Note 20) 住址 **Residential Address** | 26G Shouson Hill Road, Hong Kong; 國家 Country: N/A |
| (註 Note 21) 電郵地址 **E-mail Address** | (Nil) |

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: XA168716(3)

b 海外護照 Overseas Passport: 簽發國家 Issuing Country: (Nil); 號碼 Number: (Nil)

**12 董事 Director** (續上頁 cont'd)

(註 Note 19) **2 身份 Capacity**

- [x] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to: N/A

| | |
|---|---|
| 中文姓名 **Name in Chinese** | 陳啓宗 |
| 英文姓名 **Name in English** | CHAN (姓氏 Surname) / Ronnie Chichung (名字 Other Names) |
| 前用姓名 **Previous Names** | N/A |
| 別名 **Alias** | N/A |
| (註 Note 20) 住址 **Residential Address** | 5A No. 14 Mt. Kellett, Hong Kong — 國家 Country: N/A |
| (註 Note 21) 電郵地址 **E-mail Address** | (Nil) |

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: E290283(8)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| (Nil) | (Nil) |



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CSA by P & L Associates, Hong Kong. (Ar1.Frm)

表格 Form **AR1**

公司編號 Company Number

2970

## 12 董事 Director (續上頁 cont'd)

### B. 法人團體董事 Corporate Director

*(如超過兩名法人團體董事，請用續頁 D 填報 Use Continuation Sheet D if more than 2 corporate directors)*

(註 Note 19) 1 身份 **Capacity** ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文名稱 **Name in Chinese**

英文名稱 **Name in English**

(註 Note 23) 地址 **Address** 國家 Country

(註 Note 21) 電郵地址 **E-mail Address**

公司編號 **Company Number**
*(只適用於在香港註冊的法人團體)*
(Only applicable to body corporate registered in Hong Kong)

(註 Note 19) 2 身份 **Capacity** ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文名稱 **Name in Chinese**

英文名稱 **Name in English**

(註 Note 23) 地址 **Address** 國家 Country

(註 Note 21) 電郵地址 **E-mail Address**

公司編號 **Company Number**
*(只適用於在香港註冊的法人團體)*
*(Only applicable to body corporate registered in Hong Kong)*



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

公司編號 Company Number

2970

## 12 董事 Director (續上頁 cont'd)

### C. 備任董事 Reserve Director

**(只適用於只有一名成員而該成員同時亦是唯一董事的私人公司 Only applicable to a private company with only one member who is also the sole director of the company)**

中文姓名
**Name in Chinese**

英文姓名
**Name in English**

姓氏 Surname | 名字 Other Names

前用姓名
**Previous Names**

別名
**Alias**

(註 Note 20) 住址
**Residential Address**

國家 Country

(註 Note 21) 電郵地址
**E-mail Address**

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼
Hong Kong Identity Card Number

b 海外護照
Overseas Passport

簽發國家 Issuing Country | 號碼 Number



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

公司編號 Company Number: 2970

## 13 登記冊 Registers

公司備存下列登記冊的地址(如並非備存於第 5 項的註冊辦事處內)
Address where the following registers of the company are kept (if not kept at the Registered Office in Section 5)

| 登記冊 Register | 地址 Address |
|---|---|
| a 成員登記冊 Register of Members | 46/F., Hopewell Centre, 183 Queen's Road East, Hong Kong |
| b 債權證持有人登記冊 *(如有的話)* Register of Debenture Holders *(if any)* | N/A |

(註 Note 24)

## 14 隨表提交的帳目所涵蓋的會計結算始末日期 Period Covered by Accounts Submitted with this Form

*(私人公司毋須填報此項 A private company need not complete this section)*

| 日 DD | 月 MM | 年 YYYY | 至 To | 日 DD | 月 MM | 年 YYYY |
|---|---|---|---|---|---|---|
| 01 | 07 | 2005 | | 30 | 06 | 2006 |

## 15 證明書 Certificate

*(此項證明只適用於私人公司。如不適用，請刪去此項。)*
*(This Certificate should only be completed in respect of a private company. If not applicable, please delete.)*

~~本人證明公司自上一份周年申報表日期以來(如屬首份周年申報表，則自成立爲法團以來)，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證；同時如成員數目於本申報表日期超過五十，則所超出的成員，全是根據《公司條例》第29(1)(b)條不須計算入該五十名額內的人士。~~
~~I certify that the company has not, since the date of the last Annual Return (or since incorporation if this is the first Annual Return), issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 as at the Date of this Return, the excess are persons who under section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~

本申報表包括 ______ 張續頁 A、 ______ 張續頁 B、 ______ 張續頁 C 及 ______ 張續頁 D。
This Return includes (Nil) Continuation Sheet(s) A, (Nil) Continuation Sheet(s) B, 8 Continuation Sheet(s) C and (Nil) Continuation Sheet(s) D.

簽署 Signed :

姓名 Name : Robin Sik Wing CHING
~~董事 Director~~ / 秘書 Secretary *

日期 Date : 09/11/2006 (日 DD / 月 MM / 年 YYYY)

*請刪去不適用者 Delete whichever does not apply



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 09 | 11 | 2006 |

公司編號 Company Number: 2970

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to: N/A

中文姓名 Name in Chinese: 陳樂怡

英文姓名 Name in English: 姓氏 Surname: CHEN — 名字 Other Names: Laura Lok Yee

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: 5C, Sea Cliff Mansions, 19C Repulse Bay Road, Hong Kong — 國家 Country: N/A

(註 Note 21) 電郵地址 E-mail Address: (Nil)

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E238921(9)

b 海外護照 Overseas Passport: 簽發國家 Issuing Country: (Nil) — 號碼 Number: (Nil)

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 **Date of Return**

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 09 | 11 | 2006 |

公司編號 **Company Number**: 2970

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 **Capacity**: ☑ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to: N/A

中文姓名 **Name in Chinese**: 鄭漢鈞

英文姓名 **Name in English**

| 姓氏 Surname | 名字 Other Names |
|---|---|
| CHENG | Hon Kwan |

前用姓名 **Previous Names**: N/A

別名 **Alias**: N/A

(註 Note 20) 住址 **Residential Address**: 20 Broom Road, 2nd Floor, Hong Kong — 國家 Country: N/A

(註 Note 21) 電郵地址 **E-mail Address**: (Nil)

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: A181391(1)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| (Nil) | (Nil) |

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

| 09 | 11 | 2006 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number: 2970

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese: 高伯逾

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
|---|---|
| KO | William Pak Yau |

前用姓名 Previous Names: (Nil)

別名 Alias: (Nil)

(註 Note 20) 住址 Residential Address: House 8, Eden Place, 39 Kwu Tung Road, Sheung Shui, New Territories, Hong Kong

國家 Country: N/A

(註 Note 21) 電郵地址 E-mail Address: (Nil)

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: G157172(8)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| (Nil) | (Nil) |

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

| 09 | 11 | 2006 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

2970

## 個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese: 廖柏偉

英文姓名 Name in English

| LIU | Pak Wai |
|---|---|
| 姓氏 Surname | 名字 Other Names |

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address

12D, Tower 10, Laguna Verde, Hung Hom,
Kowloon, Hong Kong

國家 Country: N/A

(註 Note 21) 電郵地址 E-mail Address: (Nil)

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E198510(1)

b 海外護照 Overseas Passport

| (Nil) | (Nil) |
|---|---|
| 簽發國家 Issuing Country | 號碼 Number |

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

| 09 | 11 | 2006 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number: 2970

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese: 伍綺琴

英文姓名 Name in English:

| 姓氏 Surname | 名字 Other Names |
|---|---|
| NG | Estella Yi Kum |

前用姓名 Previous Names: (Nil)

別名 Alias: (Nil)

(註 Note 20) 住址 Residential Address: Flat C, 44th Floor, Tower 3, Tregunter Towers, 14 Tregunter Path, Mid Level, Hong Kong

國家 Country: N/A

(註 Note 21) 電郵地址 E-mail Address: (Nil)

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E977330(8)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| (Nil) | (Nil) |

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 09 | 11 | 2006 |

公司編號 Company Number: 2970

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

- [x] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese: 吳士元

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
|---|---|
| NG | Terry Sze Yuen |

前用姓名 Previous Names: (Nil)

別名 Alias: (Nil)

(註 Note 20) 住址 Residential Address: House B-17, Burnside Estate, 9 South Bay Road, Hong Kong

國家 Country: N/A

(註 Note 21) 電郵地址 E-mail Address: (Nil)

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D635218(A)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| (Nil) | (Nil) |

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 09 | 11 | 2006 |

公司編號 Company Number: 2970

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 **Capacity**

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 **Name in Chinese**: 殷尙賢

英文姓名 **Name in English**

| 姓氏 Surname | 名字 Other Names |
|---|---|
| YIN | Shang Shing |

前用姓名 **Previous Names**: N/A

別名 **Alias**: N/A

(註 Note 20) 住址 **Residential Address**: 0235, Tower 5, Parkview, 88 Tai Tam Reservoir Road, Hong Kong

國家 Country: N/A

(註 Note 21) 電郵地址 **E-mail Address**: (Nil)

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: A079714(9)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| (Nil) | (Nil) |

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 **Date of Return**

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 09 | 11 | 2006 |

公司編號 **Company Number**: 2970

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 **Capacity**

- [✓] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 **Name in Chinese**: 袁偉良

英文姓名 **Name in English**

| 姓氏 Surname | 名字 Other Names |
|---|---|
| YUEN | Nelson Wai Leung |

前用姓名 **Previous Names**: N/A

別名 **Alias**: N/A

(註 Note 20) 住址 **Residential Address**: House G, Jade Crest, 35G Shouson Hill Road, Hong Kong

國家 Country: N/A

(註 Note 21) 電郵地址 **E-mail Address**: (Nil)

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: E376028(A)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| (Nil) | (Nil) |

CR

公司註冊處
Companies Registry

# 附屬公司資料陳述書
# Statement of Particulars of Subsidiaries

(公司條例第 128(5)(b) 及 (5A)(b)條)
(Companies Ordinance s. 128(5)(b) & (5A)(b))

表格 Form **AC1**

重要事項 **Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

2970

**1** 公司名稱 **Company Name**

HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

**2** 本陳述書的附表一載列本公司於下述財政年度終結日期的所有附屬公司的詳情
**The particulars of all the Subsidiaries of the Company as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement**

財政年度的終結日期
**Closing Date of the Financial Year**

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 30 | 06 | 2006 |

本陳述書包括 22 頁附表。

**This Statement includes ______ page(s) of Schedule.**

簽署 Signed :

姓名 Name : Robin Sik Wing CHING 日期 Date : 09/11/2006
董事 Director／秘書 Secretary * 日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

(註 Note 4) 提交人的資料 **Presentor's Reference**

姓名 Name: Hang Lung Properties Limited

地址 Address: 28th Floor, 4 Des Voeux Road Central, Hong Kong

電話 Tel: 2879 0111 傳真 Fax: 2868 6031

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 **For Official Use**

Acknowledgement
Companies Registry
H.K.

30/11/2006 11:28:42
Submission No/Seq No: 226047984/8
CR No: 0002970
Sh. Form. AC1

指明編號 1/2005 (修訂) (2005 年 12 月)
Specification No. 1/2005 (Revision) (Dec. 2005)

表格
Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

2970

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱<br>Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體)<br>Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate)<br>(註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company<br>股份類別<br>Class of Share | 由公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company (or its nominee)<br>(註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company's Subsidiary (or its nominee)<br>(註 Note) |
|---|---|---|---|---|
| Allglobe Investments Ltd. | B.V.I. | Ordinary | N/A | 100% |
| Amoy International Treasury Limited | B.V.I. | Ordinary | 100% | N/A |
| Antonis Limited | Hong Kong | Ordinary | 100% | N/A |
| AP City Limited | Hong Kong | Ordinary | N/A | 100% |
| AP Joy Limited | Hong Kong | Ordinary | N/A | 100% |
| AP Properties Limited | Hong Kong | Ordinary | N/A | 85% |
| AP Star Limited | Hong Kong | Ordinary | N/A | 100% |
| AP Success Limited | Hong Kong | Ordinary | N/A | 100% |
| AP Universal Limited | Hong Kong | Ordinary | N/A | 100% |
| AP Win Limited | Hong Kong | Ordinary | N/A | 100% |
| AP World Limited | Hong Kong | Ordinary | 100% | N/A |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

2970

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| APW Finance Limited | Hong Kong | Ordinary | 100% | N/A |
| AquaMarine Management Limited | Hong Kong | Ordinary | 100% | N/A |
| Assetdelta Group Limited | B.V.I. | Ordinary | N/A | 100% |
| Aytat Enterprises Limited | Hong Kong | Ordinary | N/A | 100% |
| Bawood Investments Limited | B.V.I. | Ordinary | N/A | 100% |
| Be Broad Investments Limited | B.V.I. | Ordinary | N/A | 100% |
| Be Great Investments Limited | B.V.I. | Ordinary | N/A | 100% |
| Bebright Investments Limited | B.V.I. | Ordinary | N/A | 100% |
| Bigold Group Ltd. | B.V.I. | Ordinary | N/A | 100% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.



指明編號 1/2005 (修訂) (2005 年 12 月)
Specification No. 1/2005 (Revision) (Dec. 2005)

表格 Form AC1

(附表一 Schedule 1)

公司編號 Company Number

2970

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱<br>Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體)<br>Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面値比例 Class and proportion of the nominal value of the issued shares held by the Company<br>股份類別<br>Class of Share | 由公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
|---|---|---|---|---|
| Boland Housing Limited | Hong Kong | Ordinary | N/A | 100% |
| Bonna Estates Company Limited | Hong Kong | Ordinary | 100% | N/A |
| Bright Land International Limited | B.V.I. | Ordinary | N/A | 100% |
| Brilliant Field Enterprises Limited | B.V.I. | Ordinary | N/A | 100% |
| Bygrave Investments Limited | B.V.I. | Ordinary | N/A | 100% |
| Cactus Company Limited | B.V.I. | Ordinary | N/A | 100% |
| Caddo Enterprises, Limited | Hong Kong | Ordinary | N/A | 100% |
| Carmana Limited | Hong Kong | Ordinary | N/A | 100% |
| Carmel-on-the-Hill Management Limited | Hong Kong | Ordinary | 100% | N/A |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面値比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

2970

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Castle Glory Limited | Hong Kong | Ordinary | N/A | 100% |
| Channel Developments Inc. | B.V.I. | Ordinary | N/A | 100% |
| Chi Pan Company, Limited | Hong Kong | Ordinary | 100% | N/A |
| Cititop Limited | Hong Kong | Ordinary | N/A | 100% |
| Cityking Group Limited | Hong Kong | Ordinary | N/A | 100% |
| Citysun Glory Limited | B.V.I. | Ordinary | N/A | 100% |
| Clear State Investments Limited | Hong Kong | Ordinary | 100% | N/A |
| Cleeton Investments Limited | B.V.I. | Ordinary | N/A | 100% |
| Country Bond Development Limited | Hong Kong | "A"<br>"B" | N/A<br>N/A | 80%<br>100% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.



指明編號 1/2005 (修訂) (2005 年 12 月)
Specification No. 1/2005 (Revision) (Dec. 2005)

公司編號 Company Number

2970

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱<br>Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體)<br>Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate)<br>(註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company<br>股份類別<br>Class of Share | 由公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company (or its nominee)<br>(註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company's Subsidiary (or its nominee)<br>(註 Note) |
|---|---|---|---|---|
| Crisp Holdings Limited | B.V.I. | Ordinary | N/A | 100% |
| Delta Bridge Limited | Hong Kong | Ordinary | 100% | N/A |
| Dokay Limited | Hong Kong | Ordinary | N/A | 100% |
| Easegood Enterprises Limited | Hong Kong | Ordinary | N/A | 100% |
| Emver Limited | B.V.I. | Ordinary | N/A | 100% |
| Energetic Limited | B.V.I. | Ordinary | N/A | 100% |
| Enormous Joy Limited | B.V.I. | Ordinary | N/A | 100% |
| Everglow Company Limited | B.V.I. | Ordinary | N/A | 100% |
| Faithsky Investments Limited | Hong Kong | Ordinary | N/A | 100% |
| Famex Limited | B.V.I. | Ordinary | N/A | 100% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form AC1

(附表一 Schedule 1)

公司編號 Company Number

2970

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company — 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
|---|---|---|---|---|
| Filders Limited | B.V.I. | Ordinary | N/A | 100% |
| Floret Investments Limited | B.V.I. | Ordinary | N/A | 100% |
| Forwill Enterprises Ltd. | B.V.I. | Ordinary | N/A | 100% |
| Fu Yik Company Limited | Hong Kong | Ordinary | N/A | 100% |
| Full Base Development Limited | B.V.I. | Ordinary | N/A | 100% |
| Gala Ruby Limited | Hong Kong | Ordinary | 100% | N/A |
| Geraldton Investment Limited | B.V.I. | Ordinary | N/A | 100% |
| Giant Value Investments Limited | B.V.I. | Ordinary | N/A | 100% |
| Gotaview Limited | Hong Kong | Ordinary | 100% | N/A |
| Gowily Limited | Hong Kong | Ordinary | N/A | 100% |

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

2970

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
|---|---|---|---|---|
| Grand Centre Limited | Hong Kong | Ordinary<br>Non-voting | N/A<br>N/A | 100%<br>100% |
| Grand Group Limited | Hong Kong | Ordinary | N/A | 100% |
| Grand Hotel Group Limited | Hong Kong | Ordinary<br>Non-voting | N/A<br>N/A | 100%<br>100% |
| Grand Hotel Holdings Limited | Hong Kong | "A"<br>"B" | 100%<br>100% | N/A<br>N/A |
| Grand Suite Tower Limited | Hong Kong | Ordinary | N/A | 100% |
| Grandiose International Limited | Hong Kong | Ordinary | N/A | 100% |
| Great Speed Group Limited | Hong Kong | Ordinary | N/A | 100% |
| Halycon Limited | B.V.I. | Ordinary | N/A | 100% |

註 **Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.



指明編號 1/2005 (修訂) (2005 年 12 月)
Specification No. 1/2005 (Revision) (Dec. 2005)

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

2970

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱<br>Company Name | 成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體)<br>Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例<br>Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別<br>Class of Share | 由公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Hang Chui Company Limited | Hong Kong | Ordinary | N/A | 100% |
| Hang Ease Company Limited | Hong Kong | Ordinary | N/A | 100% |
| Hang Far Company Limited | Hong Kong | Ordinary | N/A | 100% |
| Hang Fine Company Limited | Hong Kong | Ordinary | N/A | 100% |
| Hang Kwok Company Limited | Hong Kong | Ordinary | N/A | 100% |
| Hang Lick Company Limited | Hong Kong | Ordinary | N/A | 100% |
| Hang Lung (Administration) Limited | Hong Kong | Ordinary | 100% | N/A |
| Hang Lung (Car Park Management) Limited | Hong Kong | Ordinary | 100% | N/A |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.



指明編號 1/2005 (修訂) (2005 年 12 月)
Specification No. 1/2005 (Revision) (Dec. 2005)

表格 Form **AC1**

**(附表一 Schedule 1)**

公司編號 Company Number

2970

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company — 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
|---|---|---|---|---|
| Hang Lung (Changchun) Limited | Hong Kong | Ordinary | N/A | 100% |
| Hang Lung (Chengdu) Limited | Hong Kong | Ordinary | N/A | 100% |
| Hang Lung (Guangzhou) Properties Limited | Hong Kong | Ordinary | N/A | 100% |
| Hang Lung (Hangzhou) Limited | Hong Kong | Ordinary | N/A | 100% |
| Hang Lung (Jinan) Limited | Hong Kong | Ordinary | N/A | 100% |
| Hang Lung (Liaoning) Limited | Hong Kong | Ordinary | N/A | 100% |
| Hang Lung (Nanchang) Limited | Hong Kong | Ordinary | N/A | 100% |
| Hang Lung (Nanjing) Limited | Hong Kong | Ordinary | N/A | 100% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

2970

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Hang Lung (Nominees) Limited | Hong Kong | Ordinary | 100% | N/A |
| Hang Lung Park-In Limited | Hong Kong | Ordinary | N/A | 100% |
| Hang Lung Project Management Limited | Hong Kong | Ordinary | 100% | N/A |
| Hang Lung Property Management Limited | Hong Kong | Ordinary | N/A | 100% |
| Hang Lung Real Estate Agency Limited | Hong Kong | Ordinary | 100% | N/A |
| Hang Lung (Secretaries) Limited | Hong Kong | Ordinary | 100% | N/A |
| Hang Lung (Shenyang) Limited | Hong Kong | Ordinary | N/A | 100% |
| Hang Lung (Tianjin) Limited | Hong Kong | Ordinary | N/A | 100% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.



指明編號 1/2005 (修訂) (2005 年 12 月)
Specification No. 1/2005 (Revision) (Dec. 2005)

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱<br>Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體)<br>Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate)<br>(註 Note 7) | 本公司所持股份的類別及佔已發行股份的面値比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別<br>Class of Share | 由公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company (or its nominee)<br>(註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company's Subsidiary (or its nominee)<br>(註 Note) |
| Hang Lung (Wenzhou) Limited | Hong Kong | Ordinary | N/A | 100% |
| Hang Lung (Wuhan) Limited | Hong Kong | Ordinary | N/A | 100% |
| Hang Lung (Wuxi) Limited | Hong Kong | Ordinary | N/A | 100% |
| Hang Tak Company Limited | Hong Kong | Ordinary | 100% | N/A |
| Hanisen Limited | Hong Kong | Ordinary | N/A | 100% |
| Happy Giant Limited | B.V.I. | Ordinary | N/A | 100% |
| Happy Town Company Limited | B.V.I. | Ordinary | N/A | 100% |
| Hecabe Limited | B.V.I. | Ordinary | N/A | 100% |
| HL Mortgage (AquaMarine) Limited | Hong Kong | Ordinary | 100% | N/A |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面値比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司編號 Company Number

2970

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| HL Mortgage (Carmel) Limited | Hong Kong | Ordinary | 100% | N/A |
| HL Mortgage (GT) Limited | Hong Kong | Ordinary | 100% | N/A |
| HL Mortgage (The HarbourSide) Limited | Hong Kong | Ordinary | 100% | N/A |
| HL Mortgage (The Long Beach) Limited | Hong Kong | Ordinary | 100% | N/A |
| HL Properties Limited | Hong Kong | Ordinary | 100% | N/A |
| HLP Asia Limited | Hong Kong | Ordinary | 100% | N/A |
| HLP (China) Limited | Hong Kong | Ordinary | 100% | N/A |
| HLP Fortune Limited | Hong Kong | Ordinary | 100% | N/A |
| HLP Treasury Limited | Hong Kong | Ordinary | 100% | N/A |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

2970

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱<br>Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體)<br>Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例<br>Class and proportion of the nominal value of the issued shares held by the Company<br>股份類別<br>Class of Share | 由公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
|---|---|---|---|---|
| HLP Treasury Services Limited | Hong Kong | Ordinary | N/A | 100% |
| Hoi Sang Limited | Hong Kong | Ordinary | N/A | 100% |
| Hurton Investments Limited | B.V.I. | Ordinary | N/A | 100% |
| Hyland Developments Limited | Hong Kong | Ordinary | N/A | 100% |
| Inlink Investment Limited | Hong Kong | Ordinary | N/A | 100% |
| Introt Investment Limited | B.V.I. | Ordinary | N/A | 100% |
| Kelvey Limited | B.V.I. | Ordinary | N/A | 100% |
| Kilmore Investment Limited | B.V.I. | Ordinary | N/A | 100% |
| Kimberword Limited | B.V.I. | Ordinary | N/A | 100% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量詳明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格
Form **AC1**

(附表一 **Schedule 1**)

公司編號 **Company Number**

2970

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱<br>Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體)<br>Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例<br>Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別<br>Class of Share | 由公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Kornhill Recreation Club Limited | Hong Kong | Ordinary | N/A | 100% |
| Leadford Limited | B.V.I. | Ordinary | N/A | 100% |
| Leadview Investments Limited | Hong Kong | Ordinary | N/A | 100% |
| Level Investments Limited | B.V.I. | Ordinary | N/A | 100% |
| Levington Limited | B.V.I. | Ordinary | N/A | 100% |
| Lisbon Investment Limited | B.V.I. | Ordinary | N/A | 100% |
| Lockoo Limited | Hong Kong | Ordinary<br>Non-voting | N/A<br>N/A | 100%<br>100% |
| Luckdelta International Limited | B.V.I. | Ordinary | N/A | 100% |
| Lucky Joy Limited | Hong Kong | Ordinary | N/A | 100% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.



指明編號 1/2005 (修訂) (2005 年 12 月)
Specification No. 1/2005 (Revision) (Dec. 2005)

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

2970

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱<br>Company Name | 成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體)<br>Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate)<br>(註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例<br>Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別<br>Class of Share | 由公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company (or its nominee)<br>(註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company's Subsidiary (or its nominee)<br>(註 Note) |
| Magic Modern International Limited | Hong Kong | Ordinary | 100% | N/A |
| Magic Rise Development Ltd. | B.V.I. | Ordinary | N/A | 100% |
| Manbey Investments Limited | B.V.I. | Ordinary | N/A | 100% |
| Mansita Limited | Hong Kong | Ordinary | N/A | 100% |
| Maxrise Group Limited | Hong Kong | Ordinary | N/A | 100% |
| Maxsky Holdings Limited | Hong Kong | Ordinary | N/A | 100% |
| Merit Profit Group Limited | B.V.I. | Ordinary | N/A | 100% |
| Merit Sun Investments Limited | Hong Kong | Ordinary | N/A | 100% |
| Million Trend Limited | B.V.I. | Ordinary | N/A | 100% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.



指明編號 1/2005 (修訂) (2005 年 12 月)
Specification No. 1/2005 (Revision) (Dec. 2005)

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company — 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
|---|---|---|---|---|
| Modalton Limited | Hong Kong | Ordinary | N/A | 100% |
| Monafat Limited | Hong Kong | Ordinary | N/A | 100% |
| Napa Valley Management Limited | Hong Kong | Ordinary | 100% | N/A |
| New Haven Management Limited | Hong Kong | Ordinary | 100% | N/A |
| New Merit Group Limited | Hong Kong | Ordinary | N/A | 100% |
| Newhart Investments Limited | B.V.I. | Ordinary | 100% | N/A |
| Norrish Limited | Hong Kong | Ordinary | N/A | 100% |
| Ottringham Limited | Hong Kong | Ordinary | N/A | 100% |
| Padella International Limited | B.V.I. | Ordinary | N/A | 100% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量詳明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 **Schedule 1**)

公司編號 **Company Number**

2970

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱<br>Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體)<br>Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate)<br>(註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例<br>Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別<br>Class of Share | 由公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company (or its nominee)<br>(註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company's Subsidiary (or its nominee)<br>(註 Note) |
| Palex Limited | Hong Kong | Ordinary | N/A | 100% |
| Park Towers Management Limited | Hong Kong | Ordinary | 100% | N/A |
| Pevek Investment Limited | B.V.I. | Ordinary | N/A | 100% |
| Pitonbo Limited | Hong Kong | Ordinary | N/A | 100% |
| Pocaliton Limited | Hong Kong | Ordinary | N/A | 100% |
| Primesky Investments Limited | Hong Kong | Ordinary | N/A | 100% |
| Queld Investment Limited | B.V.I. | Ordinary | N/A | 100% |
| Rago Star Limited | Hong Kong | Ordinary | N/A | 100% |
| Redstone Investments Limited | B.V.I. | Ordinary | N/A | 100% |
| Ribblesdale Holdings Limited | B.V.I. | Ordinary | N/A | 100% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 **Schedule 1**)

公司編號 **Company Number**

2970

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱<br>Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體)<br>Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate)<br>(註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例<br>Class and proportion of the nominal value of the issued shares held by the Company<br>股份類別<br>Class of Share | 由公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company (or its nominee)<br>(註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company's Subsidiary (or its nominee)<br>(註 Note) |
|---|---|---|---|---|
| Rich Delta International Limited | B.V.I. | Ordinary | N/A | 100% |
| Rightnow International Limited | B.V.I. | Ordinary | N/A | 100% |
| Rilarch Investments Limited | B.V.I. | Ordinary | N/A | 100% |
| Rioloy Limited | Hong Kong | Ordinary | N/A | 100% |
| Roda Investment Company Limited | B.V.I. | Ordinary | N/A | 100% |
| Ronhero Limited | Hong Kong | Ordinary | N/A | 100% |
| Ross Company Limited | B.V.I. | Ordinary | N/A | 100% |
| Sallingham Limited | B.V.I. | Ordinary | N/A | 100% |
| Sebes Investment Limited | B.V.I. | Ordinary | N/A | 100% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.



指明編號 1/2005 (修訂) (2005 年 12 月)
Specification No. 1/2005 (Revision) (Dec. 2005)

表格 Form **AC1**

(附表一 **Schedule 1**)

公司編號 **Company Number**

2970

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面値比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Shandong Hang Lung Properties Ltd. | P.R.C. | Registered | N/A | 100% |
| Shanghai Hang Bond Property Development Co., Ltd. | P.R.C. | Registered | N/A | 80% |
| Shenyang Hang Lung Properties Ltd. | P.R.C. | Registered | N/A | 100% |
| Spring Investments Limited | B.V.I. | Ordinary | N/A | 100% |
| Stooket Limited | Hong Kong | Ordinary | 100% | N/A |
| Sunny Gold Holdings Limited | B.V.I. | Ordinary | N/A | 100% |
| Surrey Gold International Ltd. | B.V.I. | Ordinary | N/A | 100% |
| Tasco Investments Limited | B.V.I. | Ordinary | N/A | 100% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面値比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Tegraton Limited | Hong Kong | Ordinary | N/A | 100% |
| Terrace Investments Limited | Hong Kong | Ordinary | N/A | 100% |
| The Long Beach Management Limited | Hong Kong | Ordinary | 100% | N/A |
| Tiona Holdings Limited | B.V.I. | Ordinary | N/A | 100% |
| Tolmen Star Investments Limited | B.V.I. | Ordinary | N/A | 100% |
| Tower Wise Group Limited | B.V.I. | Ordinary | N/A | 100% |
| Towerland International Limited | Hong Kong | Ordinary | N/A | 100% |
| Urmia Investment Limited | B.V.I. | Ordinary | N/A | 100% |
| Vamay Investment Limited | B.V.I. | Ordinary | N/A | 100% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

2970

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱<br>Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體)<br>Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面値比例 Class and proportion of the nominal value of the issued shares held by the Company<br>股份類別<br>Class of Share | 由公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
|---|---|---|---|---|
| Vancity Investments Limited | B.V.I. | Ordinary | N/A | 100% |
| Vanner Limited | B.V.I. | Ordinary | N/A | 100% |
| Vassan Investments Limited | B.V.I. | Ordinary | N/A | 100% |
| Viared Limited | B.V.I. | Ordinary | N/A | 100% |
| Wai Luen Investment Company, Limited | Hong Kong | Ordinary | N/A | 100% |
| Wapco Investment Limited | B.V.I. | Ordinary | N/A | 100% |
| Welford Sky International Limited | B.V.I. | Ordinary | N/A | 100% |
| Wililoy Limited | Hong Kong | Ordinary | N/A | 100% |
| Willstar International Limited | B.V.I. | Ordinary | N/A | 100% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 **Schedule 1**)

公司編號 **Company Number**

2970

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱<br>Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體)<br>Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate)<br>(註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例<br>Class and proportion of the nominal value of the issued shares held by the Company<br>股份類別<br>Class of Share | 由公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company (or its nominee)<br>(註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company's Subsidiary (or its nominee)<br>(註 Note) |
|---|---|---|---|---|
| Yangli Limited | Hong Kong | Ordinary | N/A | 100% |
| Yannett Properties Limited | B.V.I. | Ordinary | N/A | 100% |
| Zarat Limited | Hong Kong | Ordinary | N/A | 100% |
| Zimba Investment Limited | B.V.I. | Ordinary | 100% | N/A |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

CR
公 司 註 冊 處
Companies Registry

# 持有非附屬公司股份的資料陳述書
# Statement of Particulars of Shareholdings in Non-Subsidiary Companies

(公司條例第 129(5)(b) 及(5A)(b)條)
(Companies Ordinance s. 129(5)(b) & (5A)(b))

表格 Form **AC2**

重要事項 **Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**: 2970

**1** 公司名稱 **Company Name**

HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

**2** 本陳述書的附表一載列本公司於下述財政年度終結日期持有股份的非附屬公司詳情
**The particulars of the Company's shareholdings in companies not being its subsidiaries as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement**

財政年度的終結日期
**Closing Date of the Financial Year**

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 30 | 06 | 2006 |

本陳述書包括 ____ 頁附表。

**This Statement includes** 1 **page(s) of Schedule.**

簽署 Signed :

姓名 Name : Robin Sik Wing CHING

~~董事 Director~~／秘書 Secretary *

日期 Date : 09/11/2006 (日 DD / 月 MM / 年 YYYY)

*請刪去不適用者 *Delete whichever does not apply*

(註 Note 4) 提交人的資料 **Presentor's Reference**

姓名 Name: Hang Lung Properties Limited

地址 Address: 28th Floor, 4 Des Voeux Road Central, Hong Kong

電話 Tel: 2879 0111 傳真 Fax: 2868 6031

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 **For Official Use**

Acknowledgement
Companies Registry
H.K.

30/11/2006 11:28:42
Submission No/Seq No: 226047984/9
CR No: 0002970
Sh. Form. AC2

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **AC2**

(附表一 Schedule 1)

公司編號 Company Number

2970

公司持有股份的非附屬公司詳情

**Particulars of shareholdings in companies not being subsidiaries**

| 公司名稱 Company Name | 成立爲法團所在的國家 Country of Incorporation | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | |
|---|---|---|---|
| | | 股份類別 Class of Share | 所持股份的百分率 Percentage of Shares Held (註 Note) |
| Country Link Enterprises Limited | Hong Kong | Ordinary | 37% |
| Ease Smart Development Limited | Hong Kong | "A"<br>"B" | 0%<br>100% |
| 上海港滙廣場物業管理有限公司 | P.R.C. | Registered | 33% |
| Shanghai Kong Hui Property Development Co., Ltd. | P.R.C. | Registered | 33% |
| Star Play Development Limited | Hong Kong | Ordinary | 33% |

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50%, in which case it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.



指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

Our Ref: SO-309-2006/HLPL

9th November, 2006

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

**Re: Hang Lung Properties Limited**
**Annual General Meeting - Poll Results**

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

Encl.

RsC/el

c.c. IFN Financial Press Ltd. - Attn. Ms. Belinda Wong (Fax. 2522-8922)

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED
*(Incorporated in Hong Kong with limited liability)*
**(Stock Code: 101)**

# Annual General Meeting held on 9th November, 2006
# Poll Results

At the Annual General Meeting ("AGM") of Hang Lung Properties Limited ("the Company") held on 9th November, 2006, poll voting was demanded by the Chairman for voting on all the proposed resolutions as set out in the Notice of AGM dated 11th October, 2006.

The Company is pleased to announce that all the resolutions were approved by shareholders and the poll results were as follows:-

| | ORDINARY RESOLUTIONS | No. of Votes (%) | |
|---|---|---|---|
| | | For | Against |
| 1. | To adopt the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2006 | 2,964,588,385 (99.994%) | 174,000 (0.006%) |
| 2. | To declare the final dividend of 38 cents per share | 3,007,449,288 (100%) | 0 (0%) |
| 3. | A. To re-elect Mr. Ronald J. Arculli as a Director | 2,990,178,970 (99.398%) | 18,104,300 (0.602%) |
| | B. To re-elect Ms. Laura L.Y. Chen as a Director | 2,707,156,436 (90.022%) | 300,052,834 (9.978%) |
| | C. To re-elect Mr. P.W. Liu as a Director | 3,005,333,770 (99.938%) | 1,867,500 (0.062%) |
| | D. To re-elect Mr. Nelson W.L. Yuen as a Director | 3,003,254,770 (99.868%) | 3,956,500 (0.132%) |
| | E. To authorize the Board of Directors to fix Directors' fees | 2,928,355,426 (99.442%) | 16,431,551 (0.558%) |
| 4. | To re-appoint KPMG as Auditors of the Company at a fee to be agreed with the Directors | 3,007,643,243 (99.989%) | 336,045 (0.011%) |
| 6. | A. To approve a general mandate to the Directors to purchase the Company's own shares | 3,006,939,288 (99.999%) | 20,000 (0.001%) |
| | B. To approve a general mandate to the Directors to issue additional shares | 2,253,174,038 (74.928%) | 753,934,250 (25.072%) |
| | C. To authorize the Directors to include the number of repurchased shares re. issue of shares | 2,899,668,265 (96.398%) | 108,363,023 (3.602%) |
| **As more than 50% of the votes were cast in favour of each of the above Resolutions, all the Resolutions were duly passed as Ordinary Resolutions.** | | | |

| | SPECIAL RESOLUTIONS | No. of Votes (%) | |
|---|---|---|---|
| | | For | Against |
| 5. | A. To re-designate each of the existing ordinary shares of HK$1 as "shares of HK$1 each" | 3,008,777,288 (100%) | 0 (0%) |
| | B. To re-designate the remaining 80,000 convertible cumulative preference shares of the Company into shares of HK$1 each | 3,007,341,288 (99.986%) | 425,000 (0.014%) |
| | C. To delete Article 184 of the Articles of Association of the Company | 3,008,173,218 (99.979%) | 645,000 (0.021%) |
| **As more than 75% of the votes were cast in favour of the above Resolutions, all the Resolutions were duly passed as Special Resolutions.** | | | |

For and on behalf of
**HANG LUNG PROPERTIES LIMITED**
**Robin S.W. Ching**
*Secretary*

Hong Kong, 9th November, 2006

*Notes:*

1. The total number of shares entitling the holders to attend and vote for or against the resolutions at the AGM was 3,732,211,670 shares.

2. No shareholders were subject to any restrictions in exercising their votes on any of the proposed resolutions at the AGM.

3. W.M. Sum & Co., auditors of some of the Company's subsidiaries, were appointed as the scrutineers for the vote-taking at the AGM.

4. As at the date of this announcement, the Directors of the Company are as follows:-

   *Executive Directors:* Ronnie C. Chan, Nelson W.L. Yuen, Terry S. Ng, William P.Y. Ko and Estella Y.K. Ng

   *Independent Non-Executive Directors:* S.S. Yin, Ronald J. Arculli, H.K. Cheng, Laura L.Y. Chen and P.W. Liu

Please also refer to the published version of this announcement in South China Morning Post.

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED
(於香港註冊成立之有限公司)
(股份代號：101)

# 二零零六年十一月九日之股東週年大會
# 投票表決結果

恒隆地產有限公司(「本公司」)於二零零六年十一月九日舉行之股東週年大會(「週年大會」)上，主席提出以按股數投票方式就載於二零零六年十月十一日股東週年大會通告中所有建議之決議案進行投票。

本公司欣然宣布所有決議案均獲股東通過，投票表決結果如下：

| | 普通決議案 | 票數(%) | |
|---|---|---|---|
| | | 贊成 | 反對 |
| 1. | 接納截至二零零六年六月三十日止年度之財務報表及董事局與核數師報告 | 2,964,588,385 (99.994%) | 174,000 (0.006%) |
| 2. | 宣布派發末期股息每股港幣三角八仙 | 3,007,449,288 (100%) | 0 (0%) |
| 3. | A. 選舉夏佳理先生連任為本公司董事 | 2,990,178,970 (99.398%) | 18,104,300 (0.602%) |
| | B. 選舉陳樂怡女士連任為本公司董事 | 2,707,156,436 (90.022%) | 300,052,834 (9.978%) |
| | C. 選舉廖柏偉先生連任為本公司董事 | 3,005,333,770 (99.938%) | 1,867,500 (0.062%) |
| | D. 選舉袁偉良先生連任為本公司董事 | 3,003,254,770 (99.868%) | 3,956,500 (0.132%) |
| | E. 授權董事局釐定董事袍金 | 2,928,355,426 (99.442%) | 16,431,551 (0.558%) |
| 4. | 重聘畢馬威會計師事務所為本公司核數師，酬金將由董事釐定 | 3,007,643,243 (99.989%) | 336,045 (0.011%) |
| 6. | A. 授予董事有關購回本身股份之授權令 | 3,006,939,288 (99.999%) | 20,000 (0.001%) |
| | B. 授予董事發行新股份之授權令 | 2,253,174,038 (74.928%) | 753,934,250 (25.072%) |
| | C. 授予董事權力將購回本身之股份數目加入可發行之新股數目內 | 2,899,668,265 (96.398%) | 108,363,023 (3.602%) |
| 由於以上每項決議案均超過一半股東贊成，因此所有決議案皆通過為普通決議案。 | | | |

| | 特別決議案 | 票數(%) | |
|---|---|---|---|
| | | 贊成 | 反對 |
| 5. | A. 重新指定每股面值港幣一元之現有普通股股份為「每股面值港幣一元之股份」 | 3,008,777,288 (100%) | 0 (0%) |
| | B. 重新指定餘下之八萬股可換股累積優先股為每股面值港幣一元之股份 | 3,007,341,288 (99.986%) | 425,000 (0.014%) |
| | C. 刪除本公司組織章程細則第一百八十四條 | 3,008,173,218 (99.979%) | 645,000 (0.021%) |
| 由於以上決議案超過百分之七十五之股東贊成，因此該決議案通過為特別決議案。 | | | |

恒隆地產有限公司
*秘書*
程式榮
謹啟

香港，二零零六年十一月九日

*附註：*

1. 股份持有人有權出席週年大會並於會上表決贊成或反對決議案之股份總數為3,732,211,670股。

2. 並無一位股東於週年大會上就提呈決議案行使投票權時受到任何限制。

3. 岑偉文會計師事務所(本公司部份附屬公司之核數師)獲委聘於週年大會作為點票之監票員。

4. 於本公布刊發日期，本公司董事為：

   *執行董事*：陳啟宗、袁偉良、吳士元、高伯遒及伍綺琴
   *獨立非執行董事*：殷尚賢、夏佳理、鄭漢鈞、陳樂怡及廖柏偉

請同時參閱本公布於香港經濟日報刊登的內容。

CR
公司註冊處
Companies Registry

# 更改股本結構通知書
# Notification of Change of Share Capital Structure

(公司條例第 54(1)條)
(Companies Ordinance s. 54(1))

表格 Form **SC11**

**重要事項 Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

2970

公司名稱 **Company Name**

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED

(註 Note 5) **2** 更改股本結構的詳情
**Details of Change in Share Capital Structure**

Re-designation of the existing ordinary shares of HK$1.00 each in the capital of the Company (issued and unissued) as shares of HK$1.00 each.

Re-designation of 80,000 convertible cumulative preference shares of HK$7,500.00 each in the capital of the Company as 600,000,000 shares of HK$1.00 each.

**3** 生效日期
**Effective Date**

| 09 | 11 | 2006 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

簽署 Signed :

姓名 Name : Robin Sik Wing CHING
~~董事 Director~~／秘書 Secretary *

日期 Date : 09/11/2006
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 3) 提交人的資料 **Presentor's Reference**

姓名 Name: Hang Lung (Secretaries) Limited

地址 Address: 26th Floor, 4 Des Voeux Road Central, Hong Kong

電話 Tel: 28790111 傳真 Fax: 28686031

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 **For Official Use**

Acknowledgement
Companies Registry
H.K.

20/11/2006 11:27:05
Submission No/Seq No: 223049091/1
CR No: 0002970
Sh. Form. SC11

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

# MEMORANDUM

# AND

# ARTICLES OF ASSOCIATION

# OF

# HANG LUNG PROPERTIES LIMITED

# 恒 隆 地 產 有 限 公 司

Incorporated the 19th day of December, 1949

Hong Kong

Re-printed by
**CARNIVAL PRINTING CO.**
Hong Kong
Tel.: 2544 0830
**(Including all amendments up to 9th November, 2006)**

Company No. 2970

THE COMPANIES ORDINANCE (CHAPTER 32)

COMPANY LIMITED BY SHARES

---

SPECIAL RESOLUTIONS

OF

**HANG LUNG PROPERTIES LIMITED**

---

Passed on the 9th day of November, 2006

---

At the Annual General Meeting of the above Company duly convened and held at 28th Floor, 4 Des Voeux Road Central, Hong Kong on Thurday, the 9th day of November, 2006 at 10:00 a.m., the following resolutions were duly passed as Special Resolutions:–

A. "THAT each of the existing ordinary shares of HK$1.00 each in the capital of the Company (issued and unissued) be and are hereby redesignated as "shares of HK$1.00 each." "

B. "THAT the remaining 80,000 convertible cumulative preference shares of HK$7,500.00 each in the capital of the Company ("Convertible Preference Shares") be and are hereby redesignated as "shares of HK$1.00 each"; thus the authorised share capital of the Company of HK$6,000,000,000.00 (comprising 5,400,000,000 shares of HK$1.00 each and 80,000 Convertible Preference Shares of HK$7,500.00 each) be altered to 6,000,000,000 shares of HK$1.00 each."

C. "THAT Article 184 of the Articles of Association of the Company be and is hereby deleted in its entirety."

(Sd.) Ronnie C. Chan

Ronnie C. Chan
Chairman

Dated the 9th day of November, 2006

No. 2970
編號

(COPY)
副本

**COMPANIES ORDINANCE**
**(CHAPTER 32)**
香港法例第**32**章
公司條例

## CERTIFICATE OF INCORPORATION ON CHANGE OF NAME
公司更改名稱
註冊證書

* * *

I hereby certify that
本人謹此證明

**AMOY PROPERTIES LIMITED**
**淘大置業有限公司**

having by special resolution changed its name, is now incorporated under
經通過特別決議，已將其名稱更改，該公司的註冊名
the name of
稱現為

**HANG LUNG PROPERTIES LIMITED**
**恒隆地產有限公司**

Issued by the undersigned on 27 December 2001.
本證書於二〇〇一年十二月廿七日簽發。

(Sd.) MISS R. CHEUNG
..........................................
for *Registrar of Companies*
*Hong Kong*
香港公司註冊處處長
（公司註冊主任 張潔心 代行）

No. 2970

(COPY)

# CERTIFICATE OF INCORPORATION

# ON CHANGE OF NAME

WHEREAS THE AMOY CANNING CORPORATION (HONG KONG) LIMITED was incorporated as a limited company under the Companies Ordinance on the Nineteenth day of December, 1949;

AND WHEREAS by special resolution of the Company and with the approval of the Registrar of Companies, it changed its name to THE AMOY CANNING CORPORATION (HONG KONG) LIMITED (香港淘化大同有限公司) on the Ninth day of November, 1982;

AND WHEREAS by a further special resolution of the Company and with the approval of the Registrar of Companies, it has changed its name to AMOY PROPERTIES LIMITED 淘大置業有限公司;

NOW THEREFORE I hereby certify that the Company is a limited company incorporated under the name of AMOY PROPERTIES LIMITED 淘大置業有限公司.

GIVEN under my hand this Ninth day of October One Thousand Nine Hundred and Eighty-seven.

(Sd.) J. Almeida

*p. Registrar General*
*(Registrar of Companies)*
*Hong Kong*

No. 2970

(COPY)

# CERTIFICATE OF INCORPORATION

# ON CHANGE OF NAME

---

Whereas THE AMOY CANNING CORPORATION (HONG KONG) LIMITED was incorporated in Hong Kong as a limited company under the Companies Ordinance on the Nineteenth day of December, 1949;

And whereas by special resolution of the Company and with the approval of the Registrar of Companies, it has changed its name;

Now therefore I hereby certify that the Company is a limited company incorporated under the name of THE AMOY CANNING CORPORATION (HONG KONG) LIMITED (香港淘化大同有限公司). .

Given under my hand this Ninth day of November One Thousand Nine Hundred and Eighty-two.

(Sd.) J. Almeida
for Registrar of Companies,
Hong Kong

(COPY)

# CERTIFICATE OF INCORPORATION

**I HEREBY CERTIFY that**

THE AMOY CANNING CORPORATION (HONG KONG) LIMITED is this day incorporated under the Hong Kong Companies Ordinance, 1932, and that this Company is limited.

GIVEN under my hand and seal of office this Nineteenth day of December, One Thousand Nine Hundred and Forty-nine.

(Sd.) W. ANEURIN JONES,
Registrar of Companies,
Hong Kong.

L.S.

THE COMPANIES ORDINANCE, 1932

Hong Kong
Stamp Duty
$20.00
7-12-49

Company Limited by Shares

# MEMORANDUM OF ASSOCIATION

*(As altered by Special Resolution passed on 22nd November, 1991)*

**OF**

# HANG LUNG PROPERTIES LIMITED

# 恒 隆 地 產 有 限 公 司

1. *The name of the Company is "Hang Lung Properties Limited 恒隆地產有限公司".

2. The registered office of the Company will be situate in the Colony of Hong Kong.

3. The objects for which the Company is established are:–

(1) To act as the holding and co-ordinating company of the group of companies of which the Company is for the time being the holding company.

(2) To acquire by purchase, lease, exchange or otherwise land, buildings and hereditaments of any tenure or description and any estate or interest therein and any rights over or connected with land and to sell, lease, exchange or otherwise deal with the same.

(3) To carry on all or any of the businesses usually carried on by land companies, land investment companies, land mortgage companies, and building estate companies in all their several branches.

(4) To purchase, take on lease, or in exchange, rent, hire, take options over or otherwise acquire land (with or without buildings thereon) in the Colony of Hong Kong and land (with or without buildings thereon) of any tenure outside the Colony; and any estate or interest in, and any rights connected with any such lands.

(5) To develop and turn to account any land acquired by or in which the Company is interested, and in particular by laying out and preparing the same for building purposes, constructing, altering, pulling down, decorating, maintaining, furnishing, fitting up, and improving buildings, and by planting, paving, draining, farming, cultivating, letting on building lease or building agreement and by advancing money to and entering into contracts and arrangement of all kinds with builders, tenants and others.

(6) To construct, maintain, improve, develop, work, control, and manage any offers, houses, flats, blocks of flats or offices, hotels, clubs, restaurants, factories, works, godowns, places of amusement, stores, shops, dairies, roads and other works and conveniences which the Company may think directly or indirectly conducive to these objects, and to contribute or otherwise assist

**The name of the Company was changed to its present name on 27th December, 2001.*

or take part in the construction, maintenance, development, working, control, and management thereof.

(7) To manage any buildings, whether belonging to the Company or not, or let the same or any part thereof for any period and at such rent and on such conditions as the Company shall think fit: to collect the rent and income and to supply to tenants and occupiers and others, light, heat, air-conditioning, refreshments, attendants, messengers, waiting rooms, reading rooms, lavatories, laundry facilities, electric conveniences, garages, recreation facilities and other advantages which from time to time the Company shall consider desirable, or to provide for such management letting and advantages as aforesaid by employing any person, firm or company to carry out or to supply the same on such terms as the Company may think fit.

(8) To apply to any Tenancy Tribunal of Hong Kong for any purpose and in particular for a recommendation to the Governor to exclude any premises of the Company or premises which the Company is interested in from the further application of Part I of the Landlord and Tenant (Consolidation) Ordinance, to pay compensation to the tenants, sub-tenants or occupiers of such premises and to demolish and rebuild the same.

(9) To invest and deal with the moneys of the Company not immediately required for the purposes of its business in or upon such investments and securities (including land of any tenure in any part of the world) and in such manner as may from time to time be considered expedient and to dispose of or vary any such investments or securities.

(10) To carry on business as financiers, capitalists, financial agents, underwriters (but not in respect of life, marine or fire insurance), concessionaires, brokers and merchants and to undertake and carry on and execute all kinds of financial, commercial, trading and other operations.

(11) To subscribe for, conditionally or unconditionally, to underwrite, issue on commission or otherwise, take, hold, deal in, and convert stocks, shares, and securities of all kinds, and to enter into partnership, or into any arrangement for sharing profits, union of interests, reciprocal concession or co-operation with any person, partnership or company, and to promote, and aid in promoting, constitute, form or organise any company, syndicate or partnership of any kind, for the purpose of acquiring and undertaking any property and liabilities of the Company, or of advancing, directly or indirectly, the objects thereof, or for any other purpose which the Company may think expedient.

(12) To carry on the business of an investment company and for that purpose to acquire and hold, either in the name of the Company or in that of any nominee, shares, stocks, bonds, debentures, debenture stocks, notes, obligations and securities issued or guaranteed by any person or company, and to acquire and hold as aforesaid property of any other kind.

(13) To carry on the business of an investment trust company or any part or parts of the business usually carried on by such a company.

(14) To borrow or raise or secure the payment of money in such manner as the Company may think fit without limit as to amount and in particular but without prejudice to the generality of the foregoing by the issue or deposit of notes, debentures or debenture stock (perpetual or otherwise) and to secure the repayment of any money borrowed, raised or owing by mortgage, charge or lien upon all or any of the property or assets of the Company both present and future including its uncalled capital and also by similar mortgage, charge or lien to secure and guarantee the performance by the company or any other person, firm or company of any obligation undertaken by the Company or any other person or company as the case may be.

(15) To guarantee or give indemnities or provide security and in particular (without prejudice to the generality of the foregoing) to guarantee, support or secure, with or without consideration, whether by personal obligation or by mortgaging or charging all or any part of the undertaking,

property and assets (present and future) and uncalled capital of the Company or by both such methods or in any other manner, the performance of any obligations or commitments of, and the repayment or payment of the principal amounts of and any premiums interest dividends and other moneys payable on or in respect of any securities or liabilities of, any person, firm or company including (without prejudice to the generality of the foregoing) any company which is for the time being a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company or otherwise associated with the Company.

(16) To vest any real or personal property, rights or interest acquired by or belonging to the Company in any person or company on behalf of or for the benefit of the Company, and with or without any declared trust in favour of the Company.

(17) To promote any company or companies for the purpose of acquiring all or any of the property or liabilities of the Company or for any other purposes which may seem directly or indirectly calculated to benefit the Company and hold shares in any such company and to guarantee the payment of any debentures or other securities issued by any such company.

(18) To carry on all or any of the businesses of general merchants, traders, commission agents, importers, exporters, shippers and ship-owners, refrigerators, charterers, forwarding agents, sales agents, and sub-agents for manufacturers, agents, and sub-agents for carriers, brokers and agents for brokers, purchasing agents, wharfingers, warehousemen, furnishers, tourist and travel agents, auctioneers, appraisers, valuers, surveyors, del credere agents, personal and promotional representatives, factors, shopkeepers, antique dealers, stevedores, packers, storers, fishermen and trawlers, saddlers, builders, building, engineering any general contractors, metallurgists, and undertakers of all kinds of works, enterprises or projects whatsoever.

(19) To import, export, buy, prepare, treat, manufacture, render, marketable, sell, exchange, barter, pledge, charge, make advances on and otherwise deal in or turn to account produce, goods, materials, commodities, and merchandise generally in their prepared, manufactured or raw state and to undertake, carry on and execute all kinds of financial, commercial, trading, engineering and other manufacturing operations and all businesses wholesale or retail.

(20) To acquire and undertake the whole or any part of the business, goodwill and assets of any person, firm or company carrying on or proposing to carry on any of the businesses which the Company is authorised to carry on and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company or to acquire an interest in, amalgamate with or enter into partnership or into any arrangement for sharing profits or for co-operation or for limiting competition or for mutual assistance with any such person, firm or company and to give or accept by way of consideration for any of the acts or things aforesaid or property acquired, any shares, debentures, debenture stock or securities that may be agreed upon and to hold and retain or sell, mortgage and deal with any shares, debentures, debenture stock or securities so received.

(21) To apply for, register, purchase or by other means acquire and protect, prolong and renew, in any part of the world any patents, patent rights, *brevets d'invention*, licences, trade marks, designs, copyrights, protections and concessions which may appear likely to be advantageous or useful to the Company and to use and turn to account and to manufacture undertake or grant licences or privileges in respect of the same and to expend money in experimenting upon and testing and in improving or seeking to improve any patents, inventions or rights which the Company may acquire or propose to acquire.

(22) To carry on business as proprietors and/or managers of hotels, motels, inns, lodging-houses, apartment houses, restaurants, refreshment and tea rooms, cafes and milk and snack bars, night-clubs and clubs of all kinds, tavern, beer-house, and lodging-house keepers, licensed victuallers, wine, beer, and spirit merchants, brewers, maltsters, distillers, importers and manufacturers of aerated, mineral and artificial waters and other drinks, and as caterers and

contractors in all their respective branches and as managers and/or proprietors of theatres, cinemas, dance-halls, concert halls, stadiums, billiard rooms, bowling centres and all places of entertainment and radio and television stations and studios.

(23) To carry on all or any of the businesses whether together or separately of proprietors, promoters, producers, organizers, and managers of all kinds of public entertainments, sports, recreation, competitions, and amusements whether indoor or outdoor and in connection therewith to purchase, lease, hire, construct, provide, operate, equip, furnish and fit out any necessary or convenient land, buildings, facilities, structures, apparatus, and equipment.

(24) To provide or procure the provision by others of every and any service need want or requirement of any business nature required by any person firm or company in or in connection with any business carried on by them.

(25) To carry on the business of manufacturers, producers, refiners, developers and dealers in all kinds of materials, chemicals, substances, commodities and products whether synthetic, natural or artificial, including in particular but without limitation to the foregoing, plastics, resins, textiles, fabrics, fibres, feather goods, leather, hair, rubber, balata and goods and articles made from the same and compounds, intermediates, derivatives and by-products thereof, whether for wearing, attire, or personal or household use or ornament.

(26) To carry on business as timber merchants, sawmill proprietors, coopers, cask makers, joiners, carpenters, cabinet makers, and to buy, sell, prepare for market, import, export, and deal in timber and wood of all kinds, and to manufacture and deal in articles of all kinds in the manufacture of which timber or wood is used.

(27) To carry on business as drapers and hosiers, fashion, artists, dressagents, tailors, dressmakers, clothiers, milliners, spinners, weavers, hatters, glovers, boot and shoe manufacturers, embroiderers, hemstitchers, plaiters, pleaters, knitters, lacemakers, costumiers, furriers, pelmet makers, stencillers, painters, dyers, cleaners, washers, renovators, men's, women's and children's and school outfitters, naval, military, colonial, tropical and general outfitters, engineers, electricians, wood and metal workers, tanners, rope manufacturers, ironmongers, and hardware dealers, goldsmiths, silversmiths, watchmakers, and jewellers, fancy goods dealers, depository and repository proprietors, proprietors of transportation services for passengers, animals, mails, and goods, by air, sea, inland waterways and land, upholsterers, furniture dealers, money changers and any other business which may seem to the Company capable of being carried on in connection with the above and calculated directly or indirectly to enhance the value or render profitable any of the Company's property or rights.

(28) To carry on business as general chemists and druggists and to buy, sell, import, export, refine, prepare and otherwise deal in all kinds of pharmaceutical, medicinal, and chemical preparations, articles and compounds (whether of animal, vegetable or mineral origin) toilet requisites, cosmetics, paints, pigments, oils and oleaginous and saponaceous substances, perfumes and all kinds of unguents and ingredients.

(29) To establish, maintain, and operate sea, air, and land transport enterprises (public and private) and all ancillary services and, for these purposes or as independent undertakings, to purchase, take in exchange, charter, hire, build, construct, own, work, manage, and otherwise trade with any kind of ship, vessel, aircraft, flying machine, vehicle, cycle, coach, wagon, or carriage (however powered), with all necessary and convenient equipment, engines, tackle, gear, furniture, fittings and stores or any shares or interests in ships, vessels, aircraft, flying machine, motor and other vehicle, cycle, carriage, coach or wagon, including shares, stocks or securities of companies possessed of or interested in any of the above modes of transport, and to maintain, repair, fit out, refit, improve, insure, alter, sell, exchange or let out on hire or hire purchase, or otherwise deal with and dispose of any ship, vessel, aircraft, flying machine, vehicle, cycle,

carriage, coach, wagon, shares, stock, and securities, or any of the engines, tackle, gear, furniture, equipment, and stores of the Company.

(30) To establish and carry on in Hong Kong and any other countries schools at or by means of which students in any manner whether by post, personal attendance or otherwise may obtain education and instruction and particularly in or with regard to but without being limited to architecture, architectural, mechanical, geometrical and other drawing and designing, surveying, mapping, book-keeping, shorthand, speed-reading, type-writing and other secretarial training, civil, mechanical, electrical, electronic, marine and other engineering, building and other constructional work, heating and ventilation, electronics, chemistry, mining, metallurgy, geology, commerce, spinning, weaving and sign-writing and painting, agriculture, horticulture, dairy and other farming, and stock and other breeding, forestry, professions ancillary to medicine, law, languages, mathematics, seamanship, navigation, geography and history, music, arts, elocution, journalism, games, sports, recreations exercises and pastimes, economics, commerce, industry, and all other subjects whatsoever that may be included in a commercial, technical, scientific, classical or academic education, or may be conducive to knowledge of or skill in any trade, pursuit or calling and to provide for the giving and holding of lectures, scholarships, exhibitions classes and meetings for the promotion or advancement of education.

(31) To provide a school or schools, lecture class or examination room or rooms, office or offices, board, lodging and attendance and all other necessaries and conveniences for or to students, teachers, lecturers, clerks, employees and officers instructed or employed temporarily or otherwise by the Company, and to afford them facilities for study, research, cultivation, teaching performance of the tasks and duties allotted to them respectively.

(32) To carry on all or any of the businesses of booksellers, book manufacturers, bookbinders, printers, publishers and proprietors of newspapers, magazines, books periodicals, tickets, programmes, brochures, promotional literature and other publications whatsoever of all description, machine, letterpress and copperplate printers, rollform and automatic printers, colour printers, lithographers, type founders, stereotypers, electrotypers, electronic data processing equipment, photographic printers, engravers, diesinkers, designers, draughtsmen, newsagents, pressagents, journalists, literary agents, stationers, manufacturers of and dealers in engravings, prints, pictures, and drawings, advertising agents and contractors, artists, sculptors designers, decorators, illustrators, photographers and dealers in photographic supplies and equipment of all kinds film makers, producers and distributors, publicity agents, display specialists and any other business which may seem to the Company capable of being carried on in connection with the above.

(33) To acquire, sell, own, lease, let out to hire, administer, manage, control, operate, construct, repair, alter, equip, furnish, fit out, decorate, improve and otherwise deal in works, buildings, and conveniences of all kinds which expression without prejudice to the generality of the foregoing shall include railways, tramways, docks, harbours, piers, wharves, canals, reservoirs, embankments, dams, irrigations, reclamations, sewage, drainage and sanitary works, water, gas, oil, motor, electrical, telephonic, telegraphic and power supply works.

(34) To buy, sell, manufacture, construct, repair, alter, convert, refit, salve, raise, fit out, rig out, scrap, let on hire and otherwise deal in timber, iron, steel, metal, glass, minerals, ores, machinery, rolling-stock, plant, equipment, utensils, instruments, implements, tools, apparatus, appliances, materials, fuels, and products and commodities of all kinds and of whatever substance and for any purpose whatsoever.

(35) To carry on the trade or business of steel makers, steel converters, ironmasters, colliery proprietors, coke manufacturers, miners, smelters millwrights, carpenters joiners, boiler makers, plumbers, brass founders, building material suppliers and manufacturers, tinplate manufacturers and iron founders in all their respective branches and to purchase, take on lease, or otherwise

acquire any mines, wells, quarries, and metalliferous land and any interests therein and to explore, work, exercise, develop and otherwise turn to account the same; to crush, win, get, quarry, smelt, calcine, refine, dress, amalgamate, manipulate, and otherwise process and prepare for market ores, metals, precious stones, and mineral substances of all kinds and to carry on any other metallurgical operations which may seem conducive to the Company's objects.

(36) To act as business consultants and advisers and to employ experts to investigate and examine into the condition, prospects, value, character and circumstances of any business concerns and undertakings, and generally of any assets, property, or rights.

(37) To enter into partnership or into any arrangements for joint working in business or for sharing profits or to amalgamate with any person, firm or company carrying on or proposing to carry on any business which the Company is authorised to carry on, or any business or transaction capable of being conducted so as directly or indirectly to benefit the Company.

(38) To insure with any company or person against losses, damages, risks and liabilities of all kinds which may affect the Company and to act as agents and brokers for placing insurance risks of all kinds in all its branches.

(39) To appoint sales agents to sell any of the products of the Company and any goods, foods, stores, chattels and things for which the Company is agent or in any other way whatsoever interested or concerned in any part of the world.

(40) To lend and advance money or give credit to such persons, firms or companies and on such terms as may seem expedient, and to guarantee the performance of any contract or obligation and the payment of money of or by any persons, firms or companies, and generally to give guarantees and indemnities.

(41) To undertake and execute any trusts the undertaking whereof may seem desirable and also to undertake the office of executor, administrator, treasurer or registrar and to keep for any company, government, authority or body any register relating to any stocks, funds, shares or securities or to undertake any duties in relation to the registration of transfers, the issue of certificates or otherwise.

(42) To receive and hold for its own use, benefit on behalf or in trust or otherwise moneys and other property and estates, real, personal, and mixed, of whatever kind and nature and the same to invest, reinvest, manage, settle, control, sell and dispose of in any manner and to collect, manage, invest, reinvest, adjust, and in any manner to dispose of the income, profits, and interest arising therefrom upon such terms as may be agreed upon between the Company and the persons contracting with it.

(43) To draw, make, accept, indorse, discount, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instrument.

(44) To obtain any Order in Council, enactment or ordinance for enabling the Company to carry any of its objects into effect or for effecting any modification of the Company's constitution or for any other purpose which may seem expedient and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company's interests.

(45) To pay all expenses incidental to the formation or promotion of this or any other company and the conduct of its business and to remunerate any person or company for services rendered in underwriting, placing or assisting to underwrite or place, or guaranteeing the subscription or placing of any of the shares in or debentures or other securities of the Company or in or about the promotion, formation or business of the Company or of any other company promoted wholly or in part by the Company.

(46) To establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or superannuation funds for the benefit of, or give or procure the giving of donations, gratuities, pensions, allowances or emoluments to any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company, or is allied or associated with the Company or with any such subsidiary company, or who are or were at any time Directors or officers of the Company or of any such other company as aforesaid, and holding or who have held any salaried employment or office in the Company or such other company, and the spouses, widows, widowers, families and dependants of any such persons, and also to establish and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid, or of any such persons as aforesaid, and to make payments for or towards the insurance of any such persons as aforesaid, and to subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public, general or useful object, and to do any of the matters aforesaid, either alone or in conjunction with any such other company as aforesaid.

(47) To enter into any arrangements with any governments or authorities (supreme, municipal, local or otherwise) or any corporations, companies or persons that may seem conducive to the attainment of the Company's objects or any of them and to obtain from any such government, authority, corporation, company or person any charters, contracts, decrees, rights, privileges, licences, permits and/or concessions which the Company may think desirable and to carry out exercise and comply with any such charters, contracts, decrees, rights, privileges, licences, permits and concessions.

(48) To sell or dispose of the undertaking of the Company or any part thereof for such consideration as the Company may think fit, and in particular for shares or debentures, debenture stock, or other securities of any other company.

(49) To remunerate (in cash or by the issue of fully or partly paid shares or debentures or rights to subscribe shares of this or any other company or in any other manner as the Directors may think fit) any person or persons, whether Directors officers or agents of the Company or not, for services rendered in the conduct of the Company's business or in placing or assisting to place any shares in the capital of, or any debentures, debenture stock or other securities of the Company or any other company formed or promoted by the Company or in which the Company may be interested or in or about the formation or promotion of the Company or any other company as aforesaid.

(50) To do all or any of the above things in any part of the world and as principals, agents, contractors, or otherwise, and by or through agents, or otherwise, and either alone or in conjunction with others.

(51) To carry on business and maintain branches abroad in any part of the world for all or any of the purposes herein set forth.

(52) To procure the Company to be registered or recognised in any foreign country or place.

(53) To distribute any of the properties of the Company whether upon a distribution of assets or a division of profits among members in specie or otherwise.

(54) To act as directors, accountants, secretaries and registrars of companies incorporated by law or societies or organisations (whether incorporated or not).

(55) To hold in trust as trustees or as nominees of any person or persons, company, corporation, or any charitable or other institution in any part of the world, whether incorporated or not, and to manage, deal with and turn to account, any real and personal property of any kind.

(56) To act as nominees, trustees or agents for the receiving, payment, loan, repayment, transmission, collection and investment of money, and for the purchase, sale, improvement, development and management of any real or personal property, including business concerns and undertakings, both in Hong Kong and abroad.

(57) To carry on any other business which may seem to the Company capable of being conveniently carried on in connection with any of the above business or objects or calculated directly or indirectly to enhance the value of or render profitable any of the Company's property or rights for the time being.

And it is hereby declared that the word "company" in this clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated, and wheresoever domiciled, and the intention is that the objects specified in each paragraph of this clause shall, except where otherwise expressed in such paragraph, be in nowise limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company.

4. The liability of the members is limited.

*5. The capital of the Company is $6,000,000,000 divided into 6,000,000,000 shares of HK$1.00 each and any of the shares in the capital original or increased, may be issued with any preferential, special or qualified rights or conditions as regards dividends, capital, voting or otherwise attached thereto. Dividends may be paid in cash or by the distribution of specific assets or otherwise as provided by the regulations of the Company.

**Notes:–*

1. By an Ordinary Resolution passed on 20th November, 1972, the authorised share capital was increased from HK$10,000,000 to HK$100,000,000 by the creation of an additional 9,000,000 shares of HK$10.00 each.

2. By a Special Resolution passed on 7th April, 1976, each of the Company's existing shares of HK$10.00 each was sub-divided into ten shares of HK$1.00 each.

3. By a Special Resolution passed on 28th September, 1987, the authorised share capital was conditionally increased from HK$100,000,000 to HK$550,000,000 by the creation of an additional 450,000,000 shares of HK$1.00 each.

4. By an Ordinary Resolution passed on 28th September, 1987, the authorised share capital was conditionally increased from HK$550,000,000 to HK$1,800,000,000 by the creation of an additional 1,250,000,000 shares of HK$1.00 each.

5. By an Ordinary Resolution passed on 28th November, 1990, the authorised share capital was increased from HK$1,800,000,000 to HK$2,100,000,000 by the creation of an additional 300,000,000 shares of HK$1.00 each.

6. By an Ordinary Resolution passed on 1st April, 1992, the authorised share capital was increased from HK$2,100,000,000 to HK$2,800,000,000 by the creation of an additional 700,000,000 shares of HK$1.00 each.

7. By an Ordinary Resolution passed on 17th November, 1992, the authorised share capital was increased from HK$2,800,000,000 to HK$3,000,000,000 by the creation of an additional 200,000,000 shares of HK$1.00 each.

8. By a Special Resolution passed on 3rd November, 1993, each of the then existing shares of HK$1.00 in the capital of the Company (issued and unissued) was redesignated as "ordinary shares of HK$1.00 each".

9. By Special Resolutions passed on 3rd November, 1993, the authorised share capital was increased from HK$3,000,000,000 to HK$5,500,000,000 by the creation of 300,000 Convertible Cumulative Preference Shares of HK$7,500 each, having the rights set out in Article 184 of the Articles of the Company, and an additional 250,000,000 ordinary shares of HK$1.00 each.

10. By an Ordinary Resolution passed on 19th November, 1993, the authorised share capital was increased from HK$5,500,000,000 to HK$6,000,000,000 by the creation of an additional 60,000 Convertible Cumulative Preference Shares of HK$7,500 each and an additional 50,000,000 ordinary shares of HK$1.00 each.

11. By a Special Resolution passed on 21st November, 1997, 160,000 of the then existing Convertible Cumulative Preference Shares of HK$7,500 each in the capital of the Company were redesignated as "ordinary shares of HK$1.00 each".

12. By a Special Resolution passed on 8th November, 2005, 120,000 of the then existing Convertible Cumulative Preference Shares of HK$7,500 each in the capital of the Company be and are hereby re-designated as "Ordinary Shares of HK$1 each".

13. By a Special Resolution passed on 9th November, 2006, each of the existing ordinary shares of HK$1.00 in the capital of the Company (issued and unissued) be and are hereby redesignated as "shares of HK$1.00 each." and the remaining 80,000 Convertible Cumulative Preference Shares of HK$7,500 each in the capital of the Company be and are hereby redesignated as "shares of HK$1.00 each".

We, the several persons whose names, addresses and descriptions are hereto subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association and we respectively agree to take the number of shares in the capital of the Company set opposite to our respective names.

| Names, Addresses and Descriptions of Subscribers | Number of Shares taken by each Subscriber |
|---|---|
| (Sd.) TEH CHI KHUN, N.K.I.L. 53 Ngauchiwan, Kowloon, Merchant. | 1,000 |
| (Sd.) HUI YIP BENG, No. 39 Nathan Road, 1st floor, Kowloon, Merchant. | 1,000 |
| (Sd.) S. S. LIM, No. 1 Duke Street, Kowloon, Merchant. | 1,000 |
| (Sd.) LIM TENG KEE, No. 363 Prince Edward Road, Third floor, Kowloon, Merchant. | 1,000 |
| (Sd.) K. W. PAI, N.K.I.L. 53 Ngauchiwan, Kowloon, Merchant. | 1,000 |
| (Sd.) DANIEL CHEN, No. 373 Prince Edward Road, Kowloon, Merchant. | 1,000 |
| (Sd.) S. E. TENG, No. 60 Cameron Road, Kowloon, Merchant. | 1,000 |
| Total Number of Shares Taken ...................... | 7,000 |

Dated the 7th day of December, 1949.
WITNESS to the above signatures:

(Sd.) A. K. W. LUI,
Solicitor,
Hong Kong

THE COMPANIES ORDINANCE (CHAPTER 32)

Company Limited by Shares

## ARTICLES OF ASSOCIATION

OF

# HANG LUNG PROPERTIES LIMITED

# 恒 隆 地 產 有 限 公 司

### Table A

1. The regulations contained in Table A in the First Schedule to the Companies Ordinance shall not apply to the Company. Other regulations excluded.

### Interpretation

2. The marginal notes to these Articles shall not be deemed to be part of these Articles and shall not affect their interpretation and in the interpretation of these Articles, unless there be something in the subject or context inconsistent therewith:– Interpretation.

"Hong Kong" shall mean the Hong Kong Special Administrative Region of The People's Republic of China; Hong Kong. (Amended by Special Resolution 23/11/2004)

*"the Company" or "this Company" shall mean HANG LUNG PROPERTIES LIMITED 恒隆地產有限公司; the Company.

"the Companies Ordinance" or "the Ordinance" shall mean the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) and any amendments thereto or re-enactment thereof for the time being in force and includes every other ordinance incorporated therewith or substituted therefor and in the case of any such substitution the references in these Articles to the provisions of the Ordinance shall be read as references to the provisions substituted therefor in the new Ordinance; Companies Ordinance. the Ordinance.

"these Articles" or "these presents" shall mean these Articles of Association in their present form and all supplementary, amended or substituted articles for the time being in force; these Articles. these presents.

"capital" shall mean the share capital from time to time of the Company; capital.

"share" shall mean share in the capital of the Company and includes stock except where a distinction between stock and shares is expressed or implied; share.

"shareholders" or "members" shall mean the duly registered holders from time to time of the shares in the capital of the Company; shareholders. members.

**The name of the Company was changed to its present name "HANG LUNG PROPERTIES LIMITED 恒隆地產有限公司" on 27th December, 2001.*

the register. "the register" shall mean the register of members and includes any branch register to be kept pursuant to the provisions of the Companies Ordinance;

Board. "the Board" shall mean the Directors from time to time of the Company or (as the context may require) the majority of Directors present and voting at a meeting of the Directors;

Secretary. "Secretary" shall mean the person or corporation for the time being performing the duties of that office;

Auditors. "Auditors" shall mean the persons for the time being performing the duties of that office;

Chairman. "the Chairman" shall mean the Chairman presiding at any meeting of members or of the Board;

call. "call" shall include any instalment of a call;

seal. "seal" shall mean the common seal from time to time of the Company and includes, unless the context otherwise requires, any official seal that the Company may have as permitted by these Articles and the Ordinance;

dividend. "dividend" shall include scrip dividends, distributions in specie or in kind, capital distributions and capitalisation issues, if not inconsistent with the subject or context;

dollars. "dollars" shall mean dollars in the lawful currency of Hong Kong;

month. "month" shall mean a calendar month;

writing. printing. (Amended by Special Resolution 22/11/2002) "writing" or "printing" shall include writing, printing, lithography, photography, typewriting, facsimile and every other mode of representing words or figures in a legible and non-transitory form (including an electronic communication);

associate. (Amended by Special Resolution 23/11/2004) "associate", in relation to any Director, shall have the meaning given to it by the Listing Rules;

newspaper. "newspaper" shall mean a newspaper published daily and circulating generally in Hong Kong and specified in the list of newspapers issued and published in the Gazette for the purposes of Section 71A of the Companies Ordinance by the Chief Secretary;

address. (Added by Special Resolution 22/11/2002) "address" shall have the ordinary meaning given to it and shall include any facsimile number, electronic number or electronic address used for such purposes;

communication. (Added by Special Resolution 22/11/2002) "communication" shall include a communication comprising sounds or images or both;

electronic communication. (Added by Special Resolution 22/11/2002) "electronic communication" means a communication transmitted (whether from one person to another, from one device to another or from a person to a device or vice versa) by means of a telecommunications system (within the meaning of the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong)) or by other means but while in an electronic form;

Corporate representative. (Added by Special Resolution 23/11/2004) "corporate representative" shall mean any person appointed to act in that capacity pursuant to Article 91(A) or Article 91(B);

Listing Rules. (Added by Special Resolution 23/11/2004) "Listing Rules" shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

words denoting the singular shall include the plural and words denoting the plural shall include the singular; singular and plural.

words importing any gender shall include every gender; and gender.

words importing person shall include partnerships, firms, companies and corporations. persons. companies.

Subject as aforesaid, any words or expressions defined in the Ordinance (except any statutory modification thereof not in force when these Articles become binding on the Company) shall, if not inconsistent with the subject and/or context, bear the same meaning in these Articles, save that "company" shall where the context permits include any company incorporated in Hong Kong or elsewhere. Words in Ordinance to bear same meaning in Articles.

References to any Article by number are to the particular Article of these Articles.

## Share Capital and Modification of Rights

3. Without prejudice to any special rights or restrictions for the time being attaching to any shares or any class of shares, any share may be issued upon such terms and conditions and with such preferred, deferred or other special rights, or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may from time to time by ordinary resolution determine (or, in the absence of any such determination or so far as the same may not make specific provision, as the Board may determine) and any preference share may, with the sanction of a special resolution, be issued on the terms that it is, or at the option of the Company or the holder thereof is liable, to be redeemed. Issue of shares.

4. The Board may issue warrants to subscribe for any class of shares or securities of the Company on such terms as it may from time to time determine subject to the approval of the shareholders in general meeting (unless they are issued by the Board under the authority of a general mandate granted to it by the shareholders). Where warrants are issued to bearer, no new warrant shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original has been destroyed and the Company has received an indemnity in such form as the Board shall think fit with regard to the issue of any such new warrant. Warrants.

5. *(A)* Without prejudice to any special rights conferred on the holders of any existing shares, the shares in the original or any increased capital of the Company may, subject to the provisions of the Companies Ordinance, be divided into different classes of shares as the Company may from time to time determine by a special resolution in general meeting. How rights of shares may be modified.

*(B)* All or any of the special rights (unless otherwise provided for by the terms of issue) attached to the shares or any class of the shares (if the capital is divided into different classes of shares) may, subject to the provisions of Section 64 of the Companies Ordinance, be varied or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares or issued shares of that class (if the capital is divided into different classes of shares) or with the sanction of a special resolution passed at a general meeting of the holders of the shares or at a separate general meeting of the holders of the shares of that class (if the capital is divided into different classes of shares). To every such separate general meeting the provisions of these Articles relating to general meetings shall *mutatis mutandis* apply, but so that the necessary quorum shall be not less than two persons holding or representing by proxy one-third in nominal value of the issued shares of that class, and at an adjourned meeting one person holding shares of that class or his proxy, and that any holder of shares of the class present in person or by proxy may demand a poll.

*(C)* The provisions of this Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the rights whereof are to be varied.

*(D)* The special rights conferred upon the holders of any shares or class of shares

shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking *pari passu* therewith.

## Shares and Increase of Capital

Company to finance purchase of its own shares. (Amended by Special Resolution 22/11/1991)

6. The Company may exercise any powers conferred on the Company or permitted by or not prohibited by or not inconsistent with the Ordinance or any other applicable ordinance, statute, act or law from time to time to acquire shares in the Company or to give directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a purchase made or to be made by any person of any shares in the Company and should the Company acquire its own shares neither the Company nor the Board shall be required to select the shares to be acquired rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares provided always that in case where the primary listing of any share capital of the Company is on The Stock Exchange of Hong Kong Limited, any such acquisition or financial assistance shall only be made or given in accordance with any relevant rules or regulations issued by The Stock Exchange of Hong Kong Limited or the Securities and Futures Commission from time to time. For the purpose of this Article, "shares" includes shares, warrants and any other securities convertible into shares which are issued from time to time by the Company.

Power to increase capital.

7. The Company in general meeting may from time to time, whether or not all the shares for the time being authorised shall have been issued and whether or not all the shares for the time being issued shall have been fully paid up, by ordinary resolution increase its share capital by the creation of new shares, such new capital to be of such amount and to be divided into shares of such respective amounts as the resolution shall prescribe.

On what conditions new shares may be issued.

8. Without prejudice to any special rights conferred upon the holders of existing shares, any new shares shall be issued upon such terms and conditions and with such rights, privileges or restrictions annexed thereto as the general meeting resolving upon the creation thereof shall direct, and if no direction be given, subject to the provisions of the Companies Ordinance and of these Articles, as the Board shall determine; and in particular such shares may be issued with a preferential or qualified right to dividends and in the distribution of assets of the Company and with a special or without any right of voting.

When to be offered to existing members.

9. The Company may by ordinary resolution, before the issue of any new shares, determine that the same, or any of them, shall be offered in the first instance, and either at par or at a premium, to all the existing holders of any class of shares in proportion as nearly as may be to the number of shares of such class held by them respectively, or make any other provisions as to the issue and allotment of such shares, but in default of any such determination or so far as the same shall not extend, such shares may be dealt with as if they formed part of the capital of the Company existing prior to the issue of the same.

New shares to form part of original capital.

10. Except so far as otherwise provided by the conditions of issue or by these Articles, any capital raised by the creation of new shares shall be treated as if it formed part of the original capital of the Company and such shares shall be subject to the provisions contained in these Articles with reference to the payment of calls and instalments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise.

Shares at the disposal of the Board.

11. Subject to the provisions of the Companies Ordinance (and in particular Section 57B thereof) and of these Articles relating to new shares, all unissued shares in the Company shall be at the disposal of the Board, which may offer, allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times, for such consideration and generally on such terms as the Board shall in its absolute discretion think fit, but so that no shares shall be issued at a discount, except in accordance with the provisions of the Companies Ordinance.

12. The Company may at any time pay a commission to any person for subscribing or agreeing to subscribe (whether absolutely or conditionally) for any shares in the Company or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares in the Company, but so that the conditions and requirements of the Companies Ordinance shall be observed and complied with, and in each case the commission shall not exceed ten per cent. of the price at which the shares are issued. Company may pay commission.

13. If any shares of the Company are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a lengthened period, the Company may pay interest on so much of that share capital as is for the time being paid up for the period and subject to the conditions and restrictions mentioned in the Companies Ordinance, and may charge the sum so paid by way of interest to capital as part of the cost of construction of the works or buildings or the provision of plant. Power to charge interest to capital.

14. Except as otherwise expressly provided by these Articles or as required by law or as ordered by a court of competent jurisdiction, no person shall be recognised by the Company as holding any share upon any trust and, except as aforesaid, the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or any other right or claim to or in respect of any share except an absolute right to the entirety thereof of the registered holder. Company not to recognise trusts in respect of shares.

## Register of Members and Share Certificates

15. *(A)* The Board shall cause to be kept a register of the members and there shall be entered therein the particulars required under the Companies Ordinance. Register of Members.

*(B)* Subject to the provisions of the Companies Ordinance, if the Board considers it necessary or appropriate, the Company may establish and maintain a branch register of members at such location outside Hong Kong as the Board thinks fit.

16. Every person whose name is entered as a member in the register shall be entitled to receive within such period of time as may be prescribed by the Companies Ordinance or the Listing Rules after allotment or lodgment of a transfer (or within such other period as the conditions of issue shall provide) one certificate for all his shares or, if he shall so request, in a case where the allotment or transfer is of a number of shares in excess of the number for the time being forming a stock exchange board lot, upon payment, in the case of a transfer, of HK$2 (or such higher amount as may from time to time be permitted under the rules prescribed by The Stock Exchange of Hong Kong Limited) for every certificate after the first or such lesser sum as the Board shall from time to time determine, such number of certificates for shares in stock exchange board lots or multiples thereof as he shall request and one for the balance (if any) of the shares in question, provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue a certificate or certificates to each such person, and the issue and delivery of a certificate or certificates to one of several joint holders shall be sufficient delivery to all such holders. Share certificates. (Amended by Special Resolution 23/11/2004)

17. Every certificate for shares or warrants or debentures or representing any other form of securities of the Company shall be issued under the seal of the Company, which for this purpose may be any official seal as permitted by Section 73A of the Ordinance. Share certificates to be sealed.

18. Every share certificate hereafter issued shall specify the number and class of shares in respect of which it is issued and the amount paid thereon and may otherwise be in such form as the Board may from time to time prescribe. If at any time the share capital of the Company is divided into different classes of shares, every share certificate shall comply with Section 57A of the Ordinance. A share certificate shall relate to only one class of shares. Every certificate to specify number and class of shares.

19. *(A)* The Company shall not be bound to register more than four persons as joint holders of any share. Joint holders.

(B) If any share shall stand in the names of two or more persons, the person first named in the register shall be deemed the sole holder thereof as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company, except the transfer of the share.

Replacement of share certificates.

20. If a share certificate is defaced, lost or destroyed, it may be replaced on payment of such fee, if any, not exceeding HK$2 (or such higher amount as may from time to time be permitted under the rules prescribed by The Stock Exchange of Hong Kong Limited) and on such terms and conditions, if any, as to publication of notices, evidence and indemnity as the Board thinks fit and in the case of wearing out or defacement, after delivery up of the old certificate. In the case of destruction or loss, the person to whom such replacement certificate is given shall also bear and pay to the Company any exceptional costs and the reasonable out-of-pocket expenses incidental to the investigation by the Company of the evidence of such destruction or loss and of such indemnity.

## Lien

Company's lien.

21. The Company shall have a first and paramount lien on every share (not being a fully paid up share) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of such share; and the Company shall also have a first and paramount lien and charge on all shares (other than fully paid up shares) standing registered in the name of a member, whether singly or jointly with any other person or persons, for all the debts and liabilities of such member or his estate to the Company and whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person other than such member, and whether the period for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such member or his estate and any other person, whether a member of the Company or not. The Company's lien (if any) on a share shall extend to all dividends and bonuses declared in respect thereof. The Board may at any time either generally or in any particular case waive any lien that has arisen, or declare any share to be exempt wholly or partially from the provisions of this Article.

Lien extends to dividends and bonuses.

Sale of shares subject to lien.

22. The Company may sell, in such manner as the Board thinks fit, any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of the sum presently payable or specifying the liability or engagement and demanding fulfilment or discharge thereof and giving notice of intention to sell in default, shall have been given to the registered holder for the time being of the shares or the person entitled by reason of such holder's death, bankruptcy or winding-up to the shares.

Application of proceeds of such sale.

23. The net proceeds of such sale after the payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debt or liability or engagement in respect whereof the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the time of the sale. For giving effect to any such sale, the Board may authorise some person to transfer the shares sold to the purchaser thereof and may enter the purchaser's name in the register as holder of the shares, and the purchaser shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

## Calls on Shares

Calls.

24. The Board may from time to time make such calls as it may think fit upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal value of shares or by way of premiums) and not by the conditions of allotment thereof made payable at fixed times. A call may be made payable either in one sum or by instalments.

Instalments.

25. Fourteen days' notice at least of any call shall be given specifying the time and place of payment and to whom such call shall be paid. Notice of call.

26. A copy of the notice referred to in Article 25 shall be sent to members in the manner in which notices may be sent to members by the Company as herein provided. Copy of notice to be sent to members.

27. In addition to the giving of notice in accordance with Article 26, notice of the person appointed to receive payment of every call and of the times and places appointed for payment may be given to the members by notice to be inserted once in The Hong Kong Government Gazette and published once at least in English in an English language newspaper and in Chinese in a Chinese language newspaper. Notice of call may be advertised.

28. Every member upon whom a call is made shall pay the amount of every call so made on him to the person and at the time or times and place or places as the Board shall appoint. Every member liable to pay call at appointed time and place.

29. A call shall be deemed to have been made at the time when the resolution of the Board authorising such call was passed. When call deemed to have been made.

30. The joint holders of a share shall be severally as well as jointly liable for the payment of all calls and instalments due in respect of such share or other moneys due in respect thereof. Liability of joint holders.

31. The Board may from time to time at its discretion extend the time fixed for any call, and may extend such time as regards all or any of the members, whom from residence outside Hong Kong or other cause the Board may deem entitled to any such extension but no member shall be entitled to any such extension except as a matter of grace and favour. Board may extend time fixed for call.

32. If the sum payable in respect of any call or instalment be not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest for the same at such rate not exceeding twenty per cent. per annum as the Board shall fix from the day appointed for the payment thereof to the time of the actual payment, but the Board may waive payment of such interest wholly or in part. Interest on unpaid calls.

33. No member shall be entitled to receive any dividend or bonus or to be present and vote (save as proxy for another member) at any general meeting, either personally, or (save as proxy for another member) by proxy, or be reckoned in a quorum, or to exercise any other privilege as a member until all calls or instalments due from him to the Company, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid. Suspension of privileges while call unpaid.

34. On the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the member sued is entered in the register as the holder, or one of the holders, of the shares in respect of which such debt accrued; that the resolution of the Board making the call is duly recorded in the minute book of Board Meetings; and that notice of such call was duly given to the member sued, in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Board who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt. Evidence in action for call.

35. Any sum which by the terms of allotment of a share is made payable upon allotment or at any fixed date, whether on account of the nominal value of the share and/or by way of premium, shall for all purposes of these Articles be deemed to be a call duly made, notified, and payable on the date fixed for payment, and in case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture and the like, shall apply as if such sums had become payable by virtue of a call duly made and notified. The Board may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the time of payment. Sums payable on allotment deemed a call.

Payment of calls in advance.

36. The Board may, if it thinks fit, receive from any member willing to advance the same, and either in money or money's worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and upon all or any of the moneys so advanced the Company may pay interest at such rate (if any) not exceeding twenty per cent. per annum as the Board may decide provided that not until a call is made any payment in advance of a call shall not entitle the member to receive any dividend or to exercise any other rights or privileges as a member in respect of the shares or the due portion of the shares upon which payment has been advanced by such member before it is called up. The Board may at any time repay the amount so advanced upon giving to such member not less than one month's notice in writing of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced.

## Transfer of Shares

Form of transfer. (Amended by Special Resolution 23/11/2004)

37. All transfers of shares may be effected by transfer in writing in the usual common form or in such other form as the Board may accept. All instruments of transfer must be left at the registered office of the Company or at such other place as the Board may appoint.

Execution of transfer. (Amended by Special resolutions 3/11/1993 & 23/11/2004)

38. The instrument of transfer of any share shall be executed by or on behalf of the transferor and, subject to Article 184, by or on behalf of the transferee, with a manual signature or machine imprinted signature, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register in respect thereof. Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person.

Board may refuse to register a transfer.

39. The Board may, in its absolute discretion, and without assigning any reason, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also refuse to register any transfer of any share to more than four joint holders or any transfer of any share (not being a fully paid up share) on which the Company has a lien.

Requirements as to transfer.

40. The Board may also decline to recognise any instrument of transfer unless:–

(i) a fee of HK$2 (or such higher amount as may from time to time be permitted and the rules prescribed by The Stock Exchange of Hong Kong Limited) or such lesser sum as the Board may from time to time require is paid to the Company in respect thereof;

(ii) the instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(iii) the instrument of transfer is in respect of only one class of share;

(iv) the shares concerned are free of any lien in favour of the Company; and

(v) the instrument of transfer is properly stamped.

No transfer to an infant etc.

41. No transfer of share shall be made to an infant or to a person of unsound mind or under other legal disability.

Notice of refusal.

42. If the Board shall refuse to register a transfer of any share, it shall, within two months after the date on which the transfer was lodged with the Company, send to each of the transferor and the transferee notice of such refusal.

Certificate to be given up on transfer.

43. Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued without charge to the transferee in respect of the shares transferred to him, and if any of

the shares included in the certificate so given up shall be retained by the transferor a new certificate in respect thereof shall be issued to him upon payment of HK$2 (or such higher amount as may from time to time be permitted under the rules prescribed by The Stock Exchange of Hong Kong Limited). The Company shall also retain the transfer.

44. The registration of transfers may be suspended and the register of members closed at such times and for such periods as the Board may from time to time determine and either generally or in respect of any class of shares, provided always that such registration shall not be suspended or the register of members closed for more than thirty days in any year or, with the approval of the Company in general meeting, sixty days in any year.

When transfer books and register may be closed.

## Transmission of Shares

45. In the case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share solely or jointly held by him.

Death of registered holder or of joint holder of shares.

46. Any person becoming entitled to a share in consequence of the death or bankruptcy or winding-up of a member may, upon such evidence as to his title being produced as may from time to time be required by the Board, and subject as hereinafter provided, elect either to be registered himself as holder of the share or to have some person nominated by him registered as the transferee thereof.

Registration of personal representatives and trustees in bankruptcy.

47. If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered, he shall testify his election by executing a transfer of such share to his nominee. All the limitations, restrictions and provisions of these presents relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death, bankruptcy or winding-up of the member had not occurred and the notice or transfer were a transfer executed by such member.

Notice of election to be registered.

Registration of nominee.

48. A person becoming entitled to a share by reason of the death, bankruptcy or winding-up of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share. However, the Board may, if it thinks fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have effectually transferred such share, but, subject to the requirements of Article 81 being met, such a person may vote at meetings.

Retention of dividends, etc., until transfer or transmission of shares of a deceased or bankrupt member.

## Forfeiture of Shares

49. If a member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Board may, at any time thereafter during such time as any part of the call or instalment remains unpaid, without prejudice to the provisions of Article 33, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment.

If call or instalment not paid notice may be given.

50. The notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made, and it shall also name the place where payment is to be made, such place being either the registered office of the Company, or some other place at which calls of the Company are usually made payable. The notice shall also state that, in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.

Form of notice.

*If notice not complied with shares may be forfeited.*

51. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends and bonuses declared in respect of the forfeited share and not actually paid before the forfeiture. The Directors may accept the surrender of any shares liable to be forfeited hereunder and in such cases references in these Articles to forfeiture shall include surrender.

*Forfeited shares to become property of Company.*

52. Any share so forfeited shall be deemed to be the property of the Company, and may be sold or otherwise disposed of on such terms and in such manner as the Board thinks fit and at any time before a sale or disposition, the forfeiture may be cancelled on such terms as the Board thinks fit.

*Arrears to be paid notwithstanding forfeiture.*

53. A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with (if the Board shall in its discretion so require) interest thereon from the date of forfeiture until payment at such rate not exceeding twenty per cent. per annum as the Board may prescribe, and the Board may enforce the payment thereof if it thinks fit, and without any deduction or allowance for the value of the shares, at the date of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares. For the purposes of this Article any sum which, by the terms of issue of a share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that that time has not yet arrived be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

*Evidence of forfeiture and transfer of forfeited share.*

54. A statutory declaration in writing that the declarant is a Director or the Secretary of the Company, and that a share in the Company has been duly forfeited or surrendered on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

*Notice after forfeiture.*

55. When any share shall have been forfeited, notice of the resolution shall be given to the member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the register, but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or make any such entry.

*Power to redeem forfeited shares.*

56. Notwithstanding any such forfeiture as aforesaid the Board may at any time, before any shares so forfeited shall have been sold, re-allotted or otherwise disposed of, cancel the forfeiture on such terms as the Board thinks fit or permit the shares so forfeited to be bought back or redeemed upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the shares, and upon such further terms (if any) as it thinks fit.

*Forfeiture not to prejudice Company's right to call or instalment.*

57. The forfeiture of a share shall not prejudice the right of the Company to any call already made or instalment payable thereon.

*Forfeiture for non-payment of any sum due on shares.*

58. The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

## Stock

59. The Company may by ordinary resolution convert any fully paid up shares into stock, and may from time to time by like resolution reconvert any stock into fully paid up shares of any denomination. After the passing of any resolution converting all the fully paid up shares of any class into stock any shares of that class which subsequently become fully paid up and rank *pari passu* in all other respects with such shares shall, by virtue of this Article and such resolution, be converted into stock transferable in the same units as the shares already converted. Power to convert into stock.

60. The holders of stock may transfer the same or any part thereof in the same manner, and subject to the same regulations as and subject to which the shares from which the stock arose might prior to conversion have been transferred or as near thereto as circumstances admit, but the Board may from time to time, if it thinks fit, fix the minimum amount of stock transferable and restrict or forbid the transfer of fractions of that minimum, but so that such minimum shall not exceed the nominal amount of the shares from which the stock arose. No warrants to bearer shall be issued in respect of any stock. Transfer of stock.

61. The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges and advantages as regards dividends, participation in assets on a winding up, voting at meetings and other matters, as if they held the shares from which the stock arose, but no such rights, privileges or advantages (except participation in the dividends and profits and in the assets on winding up of the Company) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such rights, privileges or advantages. Rights of stockholders.

62. Such of the provisions of these presents as are applicable to paid up shares shall apply to stock, and the words "share" and "shareholder" therein shall include "stock" and "stockholder". Interpretation.

## Alteration of Capital

63. *(A)* The Company may from time to time by ordinary resolution:–

(i) consolidate or divide all or any of its share capital into shares of larger or smaller amount than its existing shares; on any consolidation of fully paid shares into shares of larger amount, the Board may settle any difficulty which may arise as it thinks expedient and in particular (but without prejudice to the generality of the foregoing) may as between the holders of shares to be consolidated determine which particular shares are to be consolidated into each consolidated share, and if it shall happen that any person shall become entitled to fractions of a consolidated share or shares, such fractions may be sold by some person appointed by the Board for that purpose and the person so appointed may transfer the shares so sold to the purchaser thereof and the validity of such transfer shall not be questioned, and so that the net proceeds of such sale (after deduction of the expenses of such sale) may either be distributed among the persons who would otherwise be entitled to a fraction or fractions of a consolidated share or shares rateably in accordance with their rights and interests or may be paid to the Company for the Company's benefit; Consolidation and division of capital and sub-division and cancellation of shares.

(ii) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; and

(iii) sub-divide its shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association, subject nevertheless to the provisions of the Companies Ordinance, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have

any such preferred or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with the others as the Company has power to attach to unissued or new shares.

Reduction of capital.

(B) The Company may by special resolution reduce its share capital, any capital redemption reserve fund or any share premium account in any manner authorised and subject to any conditions prescribed by law.

## General Meetings

When annual general meeting to be held.

64. The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notice calling it; and not more than fifteen months or such longer period as the Registrar of Companies may in any particular case authorise in writing shall elapse between the date of one annual general meeting of the Company and that of the next. The annual general meeting shall be held at such time and place as the Board shall appoint.

Extraordinary general meeting.

65. All general meetings other than annual general meetings shall be called extraordinary general meetings.

Convening of extraordinary general meeting.

66. The Board may, whenever it thinks fit, convene an extraordinary general meeting, and extraordinary general meetings shall also be convened on requisition, as provided by the Companies Ordinance, or, in default, may be convened by the requisitionists.

Notice of meetings.

67. An annual general meeting and a meeting called for the passing of a special resolution shall be called by twenty-one days' notice in writing at the least, and a meeting of the Company other than an annual general meeting or a meeting for the passing of a special resolution shall be called by at least fourteen days' notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day and the hour of meeting and, in case of special business, the general nature of that business, and shall be given, in manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company in general meeting, to such persons as are, under these Articles, entitled to receive such notices from the Company, provided that subject to the provisions of the Companies Ordinance, a meeting of the Company shall notwithstanding that it is called by shorter notice than that specified in this Article be deemed to have been duly called if it is so agreed:–

(i) in the case of a meeting called as the annual general meeting, by all the members entitled to attend and vote thereat; and

(ii) in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent. in nominal value of the shares giving that right.

Omission to give notice.

68. *(A)* The accidental omission to give any notice to, or the non-receipt of any notice by, any person entitled to receive notice shall not invalidate any resolution passed or any proceeding at any such meeting.

*(B)* In cases where instruments of proxy are sent out with notices, the accidental omission to send such instrument of proxy to, or the non-receipt of such instrument of proxy by, any person entitled to receive notice shall not invalidate any resolution passed or any proceeding at any such meeting.

## Proceedings at General Meetings

Special business.

Business of annual general meeting.

69. All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting with the exception of sanctioning dividends, considering and adopting of the accounts and balance sheet and the

reports of the Directors and Auditors and other documents required to be annexed to the balance sheet, the election of Directors and appointment of Auditors in the place of those retiring, the fixing of the remuneration of the Auditors, and the voting of remuneration or special remuneration to the Directors.

70. For all purposes the quorum for a general meeting shall be two members entitled to attend and vote at the meeting present in person or by proxy. No business shall be transacted at any general meeting unless the requisite quorum shall be present at the commencement of the business.

Quorum. (Amended by Special Resolution 3/11/1993)

71. If within fifteen minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week and at such time and place as shall be decided by the Board, and if at such adjourned meeting a quorum is not present within fifteen minutes from the time appointed for holding the meeting, the member or members entitled to attend and vote at the meeting present in person shall be a quorum and may transact the business for which the meeting was called.

When if quorum not present meeting to be dissolved and when to be adjourned. (Amended by Special Resolution 3/11/1993)

72. The Chairman (if any) of the Board or, if he is absent or declines to take the chair at such meeting, the Deputy Chairman (if any) shall take the chair at every general meeting, or, if there be no such Chairman or Deputy Chairman, or, if at any general meeting neither of such Chairman or Deputy Chairman is present within fifteen minutes after the time appointed for holding such meeting, or both such persons decline to take the chair at such meeting, the members present entitled to attend and vote at the meeting shall choose another Director as Chairman, and if no Director be present or if all the Directors present decline to take the chair or if the Chairman chosen shall retire from the chair, then the members present shall choose one of their number to be Chairman.

Chairman of general meeting. (Amended by Special Resolution 3/11/1993)

73. The Chairman may, with the consent of any general meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time and from place to place as the meeting shall determine. Whenever a meeting is adjourned for fourteen days or more, at least seven clear days' notice, specifying the place, the day and the hour of the adjourned meeting shall be given in the same manner as in the case of an original meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting. Save as aforesaid, no member shall be entitled to any notice of an adjournment or of the business to be transacted at any adjourned meeting. No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

Power to adjourn general meeting, business of adjourned meeting.

74. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:–

What is to be evidence of the passing of a resolution where poll not demanded.

(i) by the Chairman of the meeting; or

(ii) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded and not withdrawn, a declaration by the Chairman that a

resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

Poll.

75. If a poll is demanded as aforesaid, it shall (subject as provided in Article 76) be taken in such manner (including the use of ballot or voting papers or tickets) and at such time and place, not being more than thirty days from the date of the meeting or adjourned meeting at which the poll was demanded, as the Chairman directs. No notice need be given of a poll not taken immediately. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn, with the consent of the Chairman, at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

In what case poll taken without adjournment.

76. Any poll duly demanded on the election of a Chairman of a meeting or on any question of adjournment shall be taken at the meeting and without adjournment.

Chairman to have casting vote.

77. In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote. In case of any dispute as to the admission or rejection of any vote the Chairman shall determine the same, and such determination shall be final and conclusive.

Business may proceed notwithstanding demand for poll.

78. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

Written resolution.

79. A resolution in writing signed by all the members for the time being entitled to receive notice of and to attend and vote at general meetings shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held. A written notice of confirmation of such resolution in writing signed by or on behalf of a member shall be deemed to be his signature to such resolution in writing for the purposes of this Article. Such resolution in writing may consist of several documents each signed by or on behalf of one or more members.

## Votes of Members

Votes of members. (Amended by Special Resolution 23/11/2004)

80. Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, at any general meeting on a show of hands every member who is present in person or by its duly authorised corporate representative(s) or by proxy shall have one vote, and on a poll every member present in person or by its duly authorised corporate representative(s) or by proxy shall have one vote for every share of which he is the holder which is fully paid up or credited as fully paid up (but so that no amount paid up or credited as paid up on a share in advance of calls or instalments shall be treated for the purposes of this Article as paid up on the share). On a poll a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

Votes in respect of deceased and bankrupt members.

81. Any person entitled under Article 46 to be registered as the holder of any shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that at least 48 hours before the time of the holding of the meeting or adjourned meeting (as the case may be) at which he proposes to vote, he shall satisfy the Board of his right to be registered as the holder of such shares or the Board shall have previously admitted his right to vote at such meeting in respect thereof.

Joint holders.

82. Where there are joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto: but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in

respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands shall for the purposes of this Article be deemed joint holders thereof.

83. A member of unsound mind or in respect of whom an order has been made by any court having jurisdiction in lunacy may vote, whether on a show of hands or on a poll, by his committee, receiver, *curator bonis* or other person in the nature of a committee, receiver or *curator bonis* appointed by that court, and any such committee, receiver, *curator bonis* or other person may on a poll vote by proxy. Evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote shall be delivered to the registered office of the Company, or to such other place as is specified in accordance with these Articles for the deposit of instruments of proxy, not later than the last time at which a valid instrument of proxy could be so delivered.

Votes of member of unsound mind.

84. *(A)* Save as expressly provided in these Articles, no person other than a member duly registered and who shall have paid everything for the time being due from him payable to the Company in respect of his shares shall be entitled to be present or to vote (save as proxy for another member) either personally or by proxy, or to be reckoned in a quorum, at any general meeting.

Qualification for voting.

*(B)* No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman, whose decision shall be final and conclusive.

Objections to votes.

*(C)* If any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any vote cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

Voting restrictions. (Added by Special Resolution 23/11/2004)

85. Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holders of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. Votes may be given either personally or by duly authorised corporate representative(s) or by proxy. A member who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a member. In addition, a proxy or proxies representing either an individual member or a member which is a corporation, shall be entitled to exercise the same powers on behalf of the member which he or they represent as such member could exercise, including the right to vote individually on a show of hands.

Proxies. (Amended by Special Resolution 23/11/2004)

86. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

Instrument appointing proxy to be in writing.

87. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the registered office of the Company or at such other place as is specified in the notice of meeting or in the instrument of proxy issued by the Company not less than forty-eight hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after expiration of twelve months from the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

Appointment of proxy must be deposited.

88. Every instrument of proxy, whether for a specified meeting or otherwise, shall be in such form as the Board may from time to time approve.

Form of proxy.

Authority under instrument appointing proxy.

89. The instrument appointing a proxy to vote at a general meeting shall: (i) be deemed to confer authority upon the proxy to demand or join in demanding a poll and to vote on any resolution (or amendment thereto) put to the meeting for which it is given as the proxy thinks fit provided that any form issued to a member for use by him for appointing a proxy to attend and vote at an extraordinary general meeting or at an annual general meeting at which any business is to be transacted shall be such as to enable the member, according to his intention, to instruct the proxy to vote in favour of or against (or, in default of instructions, to exercise his discretion in respect of) each resolution dealing with any business; and (ii) unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

When vote by proxy valid though authority revoked. (Amended by Special Resolution 23/11/2004)

90. A vote given in accordance with the terms of an instrument of proxy or power of attorney or by duly authorised corporate representative shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or power of attorney or other authority under which the proxy was executed or the transfer of the share in respect of which the proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at its registered office, or at such other place as is referred to in Article 87, at least two hours before the commencement of the meeting or adjourned meeting at which the proxy is used.

Corporation acting by representatives at meetings. (Amended by Special Resolution 23/11/2004)

91. *(A)* Any corporation which is a member of the Company may, by resolution of its directors or other governing body or by power of attorney, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company. References in these Articles to a member present in person at a meeting shall, unless the context otherwise requires, include a corporation which is a member represented at the meeting by such duly authorised representative or by one or more proxies. Nothing in these Articles shall prevent a corporation which is a member of the Company from appointing one or more proxies to represent it pursuant to Article 85.

Recognised clearing house acting by representative at meetings. (Added by Special Resolution 23/11/2004)

*(B)* If the member and/or warrantholder is a recognised clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), it may authorise such person or persons as it thinks fit to act as its representative (or representatives) or proxy at any general meeting or any meeting of any class of members and/or warrantholders' meeting provided that, if more than one person is so authorised or appointed, the authorisation or instrument of proxy shall specify the number and class of shares and/or warrants in respect of which each such person is so authorised or appointed. The person so authorised or appointed shall be entitled to exercise the same power on behalf of the recognised clearing house as that clearing house (or its nominees) could exercise as if it were an individual member and/or warrantholder of the Company.

## Registered Office

Registered office.

92. The registered office of the Company shall be at such place in Hong Kong as the Board shall from time to time appoint.

## Board of Directors

Constitution of Board.

93. The number of Directors shall not be less than two. The Board shall cause to be kept a register of the Directors and Secretaries, and there shall be entered therein the particulars required by the Companies Ordinance.

Board may fill vacancies.

94. The Board shall have power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board. Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election, but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting.

95. *(A)* A Director may at any time, by notice in writing signed by him delivered to the registered office of the Company or at a meeting of the Board, appoint any person (including another Director) to act as alternate Director in his place during his absence and may in like manner at any time determine such appointment. If such person is not another Director, such appointment, unless previously approved by the Board, shall have effect only upon and subject to being so approved. Alternate Directors.

*(B)* The appointment of an alternate Director shall determine on the happening of any event which, were he a Director, would cause him to vacate such office or if his appointor ceases to be a Director.

*(C)* An alternate Director shall (except when absent from Hong Kong) be entitled to receive notices of meetings of the Board and shall be entitled to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all the functions of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these presents shall apply as if he (instead of his appointor) were a Director. If he shall be himself a Director or shall attend any such meeting as an alternate for more than one Director his voting rights shall be cumulative. If his appointor is for the time being absent from Hong Kong or otherwise not available or unable to act, his signature to any resolution in writing of the Directors shall be as effective as the signature of his appointor. To such extent as the Board may from time to time determine in relation to any committee of the Board, the foregoing provisions of this paragraph shall also apply *mutatis mutandis* to any meeting of any such committee of which his appointor is a member. An alternate Director shall not, save as aforesaid, have power to act as a Director nor shall he be deemed to be a Director for the purposes of these Articles. Section 153B(1) of the Companies Ordinance shall not apply to an alternate director appointed pursuant to these Articles. (Amended by Special Resolution 23/11/2004)

*(D)* An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent *mutatis mutandis* as if he were a Director, but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

96. A Director shall not be required to hold any qualification shares but shall nevertheless be entitled to attend and speak at all general meetings of the Company and of any class of members of the Company. No qualification shares for Directors.

97. The Directors shall be entitled to receive by way of remuneration for their services such sum as shall from time to time be determined by the Company in general meeting, such sum (unless otherwise directed by the resolution by which it is voted) to be divided amongst the Directors in such proportions and in such manner as the Board may agree, or failing agreement, equally, except that in such event any Director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during such period for which he has held office. The foregoing provisions shall not apply to a Director who holds any salaried employment or office in the Company except in the case of sums paid in respect of Directors' fees. Directors' remuneration.

98. The Directors shall also be entitled to be repaid all travelling, hotel and other expenses reasonably incurred by them respectively in or about the performance of their duties as Directors, including their expenses of travelling to and from board meetings, committee meetings or general meetings or otherwise incurred whilst engaged on the business of the Company or in the discharge of their duties as Directors. Directors' expenses.

99. The Board may grant special remuneration to any Director who, being called upon, Special remuneration.

shall perform any special or extra services to or at the request of the Company. Such special remuneration may be made payable to such Director in addition to or in substitution for his ordinary remuneration as a Director, and may be made payable by way of salary, commission or participation in profits or otherwise as may be arranged.

Remuneration of Managing Directors, etc.

100. Notwithstanding Articles 97, 98 and 99, the remuneration of a Managing Director, Joint Managing Director, Deputy Managing Director or other Executive Director or a Director appointed to any other office in the management of the Company shall from time to time be fixed by the Board and may be by way of salary, commission or participation in profits or otherwise or by all or any of those modes and with such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Board may from time to time decide. Such remuneration shall be in addition to his remuneration as a Director.

When office of Director to be vacated. (Amended by Special Resolution 23/11/2004)

101. *(A)* A Director shall vacate his office:–

(i) if he becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally;

(ii) if he becomes a lunatic or of unsound mind;

(iii) if he absents himself from the meetings of the Board during a continuous period of six months, without special leave of absence from the Board, and his alternate Director (if any) shall not during such period have attended in his stead, and the Board passes a resolution that he has by reason of such absence vacated his office;

(iv) if he becomes prohibited from being a Director by reason of any order made under any provision of the Companies Ordinance;

(v) if by notice in writing delivered to the Company at its registered office he resigns his office;

(vi) if he shall be removed from office by notice in writing served upon him signed by all his co-Directors; or

(vii) if he shall be removed from office by an ordinary resolution of the Company under Article 109.

(Amended by Special Resolution 25/11/1994)

*(B)* No Director shall be required to vacate office or be ineligible for re-election or re-appointment as a Director, and no person shall be ineligible for appointment as a Director by reason only of his having attained any particular age. However, no person shall be capable of being appointed as a Director unless at the time of his appointment he has attained the age of 18 years.

Director's interest.

102. *(A)* A Director may hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine.

*(B)* A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

*(C)* A Director of the Company may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or any other company in which the Company may be interested, and shall not be liable to account to the Company or the members for any remuneration, profit or other benefit received by him as a director or officer of or from his interest in such other company. The Board may also cause the voting power conferred by the shares in any other company held or owned by the Company to be

exercised in such manner in all respects as it thinks fit, including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.

*(D)* A Director shall not vote or be counted in the quorum on any resolution of the Board concerning his own appointment as the holder of any office or place of profit with the Company or any other company in which the Company is interested (including the arrangement or variation of the terms thereof, or the termination thereof).

*(E)* Where arrangements are under consideration concerning the appointment (including the arrangement or variation of the terms thereof, or the termination thereof) of two or more Directors to offices or places of profit with the Company or any other company in which the Company is interested, a separate resolution may be put in relation to each Director and in such case each of the Directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment (or the arrangement or variation of the terms thereof, or the termination thereof) and except (in the case of an office or place of profit with any such other company as aforesaid) where the other company is a company in which the Director together with any of his associates own 5 per cent. or more (as defined in paragraph (I) of this Article).

*(F)* Subject to the Ordinance and to the next paragraph of this Article, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

*(G)* A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For this purpose, a general notice to the Board by a Director to the effect that:– (i) he is a member of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (ii) he is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient declaration of interest in relation to any such contract or arrangement; provided that no such notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

*(H)* Save as otherwise provided by the Articles, a Director shall not vote (nor be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement in which he or any of his associates is to his knowledge materially interested, but this prohibition shall not apply to any of the following matters namely:– (Amended by Special Resolution 23/11/2004)

(i) any contract or arrangement for the giving to such Director or any of his associates any security or indemnity in respect of money lent by him or any of them or obligations undertaken by him or any of them for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company or any of its subsidiaries which the Director or any of his associates has himself guaranteed or secured in whole or in part;

(iii) any contract or arrangement by a Director or any of his associates to subscribe for shares, debentures or other securities of the Company issued or to be issued pursuant to any offer or invitation to members or debenture holders of the Company or any class thereof or to the public or any section thereof and does not provide in respect of any Director or any of his associates as such any privilege or advantage not accorded to any other members or debenture holders of the Company or any class thereof or to the public or any section thereof;

(iv) any contract or arrangement concerning an offer of the shares or debentures or other securities of or by the Company for subscription or purchase where the Director or any of his associates is or is to be interested as a participant in the underwriting or sub-underwriting of the offer;

(v) any contract or arrangement in which the Director or any of his associates is interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his interest in shares or debentures or other securities of the Company;

(vi) any contract or arrangement concerning any other company (not being a company in which the Director together with any of his associates own 5 per cent. or more (as defined in paragraph (I) of this Article)) in which he or any of his associates is interested directly or indirectly whether as a shareholder or an officer;

(vii) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors, his associates and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director or any of his associates as such any privilege or advantage not accorded to the employees to which such scheme or fund relates;

(viii) any proposal concerning the adoption, modification or operation of any share scheme involving the issue or grant of options over shares or other securities by the Company to, or for the benefit of the employees of the Company or its subsidiaries under which the Director or any of his associates may benefit.

(Amended by Special Resolution 23/11/2004)

*(I)* A company shall be deemed to be a company in which a Director together with any of his associates own 5 per cent. or more if and so long as (but only if and so long as) he together with any of his associates are (either directly or indirectly) the holders of or beneficially interested in 5 per cent. or more of any class of the issued equity share capital of such company or of the voting rights available to members of such company. For the purpose of this paragraph there shall be disregarded any shares held by a Director or any of his associates as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which the Director's interest or any of his associates' interest is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or any of his associates is interested only as a unit holder.

(J) Where a company in which a Director together with any of his associates own 5 per cent. or more (as defined in paragraph (I) of this Article) is materially interested in a transaction, then that Director shall also be deemed materially interested in such transaction.

(K) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the Chairman of the meeting) or any of his associates or as to the entitlement of any Director (other than such Chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman of the meeting and his ruling in relation to such other Director or any of his associates shall be final and conclusive except in a case where the nature or extent of the interest of the Director or any of his associates concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the Chairman of the meeting or any of his associates such question shall be decided by a resolution of the Board (for which purpose such Chairman shall not be counted in the quorum and shall not vote thereon) and such resolution shall be final and conclusive except in case where the nature or extent of the interest of such Chairman or any of his associates as known to such Chairman has not been fairly disclosed to the Board. (Amended by Special Resolution 23/112004)

(L) The Company may by ordinary resolution ratify any transaction not duly authorised by reason of a contravention of this Article provided that no Director who is materially interested in such transaction, together with any of his associates, shall vote upon such ordinary resolution in respect of any shares in the Company in which he is interested.

## Rotation of Directors

103. (A) At each annual general meeting one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest one-third, shall retire from office. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. The retiring Directors shall be eligible for re-election. Rotation and retirement of Directors.

(B) The Company at any general meeting at which any Directors retire in manner aforesaid may fill the vacated office by electing a like number of persons to be Directors. Meeting to fill up vacancies.

104. If at any general meeting at which an election of Directors ought to take place, the places of the retiring Directors are not filled, the retiring Directors or such of them as have not had their places filled shall be deemed to have been re-elected and shall, if willing, continue in office until the next annual general meeting and so on from year to year until their places are filled, unless:– Retiring Directors to remain in office till successors appointed.

(i) it shall be determined at such meeting to reduce the number of Directors; or

(ii) it is expressly resolved at such meeting not to fill up such vacated offices; or

(iii) in any such case the resolution for re-election of a Director is put to the meeting and lost.

105. The Company may from time to time in general meeting by ordinary resolution fix, increase or reduce the maximum and minimum number of Directors but so that the number of Directors shall never be less than two. Power of general meeting to increase or reduce number of Directors.

106. The Company may from time to time in general meeting by ordinary resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the Board. Appointment of Directors.

Notice to be given when person proposed for election. (Amended by Special Resolution 23/11/2004)

107. No person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting, unless notice in writing (given by any member or members representing not less than one-tenth of the total voting rights of all the members having the right to attend and vote at general meetings of the Company) of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected shall have been given to the Company. The period for lodgement of the notice referred to above (being a period of at least seven days) shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days prior to the date of such meeting.

Register of Directors and notification of changes to Registrar.

108. The Company shall keep in accordance with the Ordinance a register containing the names and addresses and occupations of its Directors and shall from time to time notify to the Registrar of Companies any change that takes place in such Directors as required by the Companies Ordinance.

Power to remove Director by ordinary resolution. (Amended by Special Resolution 23/11/2004)

109. The Company may by ordinary resolution remove any Director (including a Managing or other Executive Director) before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim which such Director may have for damages for any breach of any contract of service between him and the Company) and may elect another person in his stead. In accordance with the Companies Ordinance, special notice is required of a resolution to remove a director or to appoint somebody in place of a director so removed at the meeting at which he is removed.

## Borrowing Powers

Power to borrow.

110. The Board may from time to time at its discretion exercise all the powers of the Company to raise or borrow or to secure the payment of any sum or sums of money for the purposes of the Company and to mortgage or charge its undertaking, property and uncalled capital or any part thereof.

Conditions on which money may be borrowed.

111. The Board may raise or secure the payment or repayment of such sum or sums in such manner and upon such terms and conditions in all respects as it thinks fit and, in particular by the issue of debentures, debenture stock, bonds or other securities of the Company, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Assignment.

112. Debentures, debenture stock, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

Special privileges.

113. Any debentures, debenture stock, bonds or other securities may be issued at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

Register of charges to be kept.

114. *(A)* The Board shall cause a proper register to be kept, in accordance with the provisions of the Companies Ordinance, of all mortgages and charges specifically affecting the property of the Company and shall duly comply with the requirements of the Companies Ordinance in regard to the registration of mortgages and charges therein specified and otherwise.

Register of debentures or debenture stock.

*(B)* If the Company issues a series of debentures or debenture stock not transferable by delivery, the Board shall cause a proper register to be kept of the holders of such debentures in accordance with the provisions of the Companies Ordinance.

Mortgage of uncalled capital.

115. Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the members or otherwise, to obtain priority over such prior charge.

## Managing Directors, etc.

116. The Board may from time to time appoint any one or more of its body to the office of Managing Director, Joint Managing Director, Deputy Managing Director or other Executive Director and/or such other office in the management of the business of the Company as it may decide for such period and upon such terms as it thinks fit and upon such terms as to remuneration as it may decide in accordance with Article 100. Power to appoint Managing Directors, etc.

117. Every Director appointed to an office under Article 116 hereof shall, but without prejudice to any claim for damages for breach of any contract of service between himself and the Company be liable to be dismissed or removed therefrom by the Board. Removal of Managing Director, etc.

118. A Director appointed to an office under Article 116 shall be subject to the same provisions as to rotation, resignation and removal as the other Directors of the Company, and he shall *ipso facto* and immediately cease to hold such office if he shall cease to hold the office of Director for any cause. Cessation of appointment.

119. The Board may from time to time entrust to and confer upon a Managing Director, Joint Managing Director, Deputy Managing Director or Executive Director all or any of the powers of the Board that it may think fit provided that the exercise of all powers by such Director shall be subject to such regulations and restrictions as the Board may from time to time make and impose, and the said powers may at any time be withdrawn, revoked or varied, but no person dealing in good faith and without notice of such withdrawal, revocation or variation shall be affected thereby. Powers may be delegated.

## Management

120. *(A)* The management of the business of the Company shall be vested in the Board who, in addition to the powers and authorities by these Articles expressly conferred upon it, may exercise all such powers and do all such acts and things as may be exercised or done or approved by the Company and are not hereby or by the Companies Ordinance expressly directed or required to be exercised or done by the Company in general meeting, but subject nevertheless to the provisions of the Companies Ordinance and of these Articles and to any regulations from time to time made by the Company in general meeting not being inconsistent with such provisions or these Articles, provided that no regulation so made shall invalidate any prior act of the Board which would have been valid if such regulation had not been made. General powers of Company vested in Board.

*(B)* Without prejudice to the general powers conferred by these Articles, it is hereby expressly declared that the Board shall have the following powers:–

(i) to give to any person the right or option of requiring at a future date that an allotment shall be made to him of any share at par or at such premium as may be agreed; and

(ii) to give to any Directors, officers or servants of the Company an interest in any particular business or transaction or participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration.

## Managers

121. The Board may from time to time appoint a general manager, manager or managers of the business of the Company and may fix his or their remuneration either by way of salary or commission or by conferring the right to participation in the profits of the Company or by a combination of two or more of these modes and pay the working expenses of any of the staff of the general manager, manager or managers who may be employed by him or them upon the business of the Company. Appointment and remuneration of managers.

122. The appointment of such general manager, manager or managers may be for such Tenure of office and powers.

period as the Board may decide and the Board may confer upon him or them all or any of the powers of the Board and such title or titles as it may think fit.

Terms and conditions of appointment.

123. The Board may enter into such agreement or agreements with any such general manager, manager or managers upon such terms and conditions in all respects as the Board may in its absolute discretion think fit, including a power for such general manager, manager or managers to appoint an assistant manager or managers or other employees whatsoever under them for the purpose of carrying on the business of the Company.

## Chairman

Chairman.

124. The Board may from time to time elect or otherwise appoint a Director to be Chairman or Deputy Chairman and determine the period for which each of them is to hold office. The Chairman or, in his absence, the Deputy Chairman shall preside at meetings of the Board, but if no such Chairman or Deputy Chairman be elected or appointed, or if at any meeting the Chairman or Deputy Chairman is not present within five minutes after the time appointed for holding the same, the Directors present shall choose one of their number to be Chairman of such meeting.

## Proceedings of the Directors

Meeting of the Board quorum, etc.

125. The Board may meet together for the despatch of business, adjourn and otherwise regulate its meetings and proceedings as it thinks fit and may determine the quorum necessary for the transaction of business. Unless otherwise determined two Directors shall be a quorum. For the purpose of this Article an alternate Director shall be counted in a quorum but, notwithstanding that an alternate Director is also a Director or is an alternate for more than one Director, he shall for quorum purposes count as only one Director. The Board or any committee of the Board may participate in a meeting of the Board or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting are capable of hearing each other.

Convening of Board meeting.

126. A Director may, and on request of a Director the Secretary shall, at any time summon a meeting of the Board. Notice thereof shall be given to each Director and alternate Director either in writing or by telephone or by telex or telegram or facsimile at the address from time to time notified to the Company by such Director or in such other manner as the Board may from time to time determine, provided that notice need not be given to any Director or alternate Director for the time being absent from Hong Kong. A Director may waive notice of any meeting and any such waiver may be prospective or retrospective.

How questions to be decided.

127. Questions arising at any meeting of the Board shall be decided by a majority of votes, and in case of an equality of votes the Chairman shall have a second or casting vote.

Powers of meeting.

128. A meeting of the Board for the time being at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions by or under these Articles for the time being vested in or exercisable by the Board generally.

Power to appoint committee and to delegate.

129. The Board may delegate any of its powers to committees consisting of such member or members of its body and such other persons, as the Board thinks fit, and it may from time to time revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall in the exercise of the powers so delegated conform to any regulations that may from time to time be imposed upon it by the Board.

Acts of committee to be of same effect as acts of Board.

130. All acts done by any such committee in conformity with such regulations and in fulfilment of the purposes for which it is appointed, but not otherwise, shall have the like force and effect as if done by the Board, and the Board shall have power, with the consent of the Company in general meeting, to remunerate the members of any special committee, and charge such remuneration to the current expenses of the Company.

131. The meetings and proceedings of any such committee consisting of two or more members shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Board so far as the same are applicable thereto and are not replaced by any regulations imposed by the Board pursuant to Article 129. Proceedings of committee.

132. All acts *bona fide* done by any meeting of the Board or by any such committee or by any person acting as a Director shall, notwithstanding that it shall be afterwards discovered that there was some defects in the appointment of such Director or persons acting as aforesaid or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director or member of such committee. When acts of Board or committee to be valid notwithstanding defects.

133. The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Director or Directors may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting of the Company but for no other purpose. Directors' powers when vacancies exist.

134. A resolution in writing signed by all the Directors except such as are absent from Hong Kong or temporarily unable to act through ill-health or disability (or their alternate Directors) shall (so long as they constitute a quorum as provided in Article 125) be as valid and effectual as if it had been passed at a meeting of the Board duly convened and held. Any such resolution in writing may consist of several documents in like form each signed by one or more of the Directors or alternate Directors. Resolution in writing of Directors.

## Minutes

135. *(A)* The Board shall cause minutes to be made of:– Minutes of proceedings of meetings and Directors.

(i) all appointments of officers made by the Board;

(ii) the names of the Directors present at each meeting of the Board and of committees appointed pursuant to Article 129; and

(iii) all resolutions and proceedings at all meetings of the Company and of the Board and of such committees.

*(B)* Any such minutes shall be conclusive evidence of any such proceedings if they purport to be signed by the Chairman of the meeting at which the proceedings were held or by the Chairman of the next succeeding meeting.

## Secretary

136. The Secretary shall be appointed by the Board for such term, at such remuneration and upon such conditions as it may think fit, and any Secretary so appointed may be removed by the Board. Anything by the Companies Ordinance or these Articles required or authorised to be done by or to the Secretary, if the office is vacant or there is for any other reason no Secretary capable of acting, may be done by or to any assistant or deputy Secretary, or if there is no assistant or deputy Secretary capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Board. If the Secretary appointed is a corporation or other body, it may act and sign by the hand of any one or more of its directors or officers duly authorised. Appointment of Secretary.

137. The Secretary shall, if an individual, ordinarily reside in Hong Kong and, if a body corporate, have its registered office or a place of business in Hong Kong. Residence.

138. A provision of the Companies Ordinance or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary. Same person not to act in two capacities at once.

## General Management and Use of the Seal

Custody of seal.

139. *(A)* The Board shall provide for the safe custody of the seal which shall only be used by the authority of the Board or of a committee of the Board authorised by the Board in that behalf, and every instrument to which the seal shall be affixed shall be signed by any two directors or any two persons appointed by the Board for the purpose, provided that the Board may either generally or in any particular case or cases resolve (subject to such restrictions as to the manner in which the seal may be affixed as the Board may determine) that such signatures or any of them may be affixed to certificates for shares or debentures or warrants or representing any other form of securities by some mechanical means other than autographic to be specified in such resolution or that such certificates need not be signed by any person. Every instrument executed in manner provided by this Article shall be deemed to be sealed and executed with the authority of the Directors previously given.

Official seal.

*(B)* The Company may have an official seal for use for sealing certificates for shares or other securities issued by the Company as permitted by Section 73A of the Ordinance (and no signature of any Director, officer or other person and no mechanical reproduction thereof shall be required on any such certificates or other document and any such certificates or other document to which such official seal is affixed shall be valid and deemed to have been sealed and executed with the authority of the Board notwithstanding the absence of any such signature or mechanical reproduction as aforesaid) and an official seal for use abroad under the provisions of the Companies Ordinance where and as the Board shall determine, and the Company may by writing under the seal appoint any agents or agent, committees or committee abroad to be the duly authorised agents of the Company for the purpose of affixing and using such official seal and they may impose such restrictions on the use thereof as may be thought fit. Wherever in these Articles reference is made to the seal, the reference shall, when and so far as may be applicable, be deemed to include any such official seal as aforesaid.

Cheques and banking arrangements.

140. All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, indorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine. The Company's banking accounts shall be kept with such banker or bankers as the Board shall from time to time determine.

Power to appoint attorney.

141. *(A)* The Board may from time to time and at any time, by power of attorney under the seal, appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

Execution of deeds by attorney.

*(B)* The Company may, by writing under its seal, empower any person, either generally or in respect of any specified matter, as its attorney to execute deeds and instruments on its behalf and to enter into contracts and sign the same on its behalf and every deed signed by such attorney on behalf of the Company and under his seal shall bind the Company and have the same effect as if it were under the seal of the Company.

Local boards.

142. The Board may establish any committees, local boards or agencies for managing any of the affairs of the Company, either in Hong Kong or elsewhere, and may appoint any persons to be members of such committees, local boards or agencies and may fix their remuneration, and may delegate to any committee, local board or agent any of the powers, authorities and discretions vested in the Board (other than its powers to make calls and forfeit shares), with power to sub-delegate, and may authorise the members of any local board or any of them to fill any vacancies therein and to act notwithstanding vacancies, and any such appointment or delegation may be upon such terms and subject to such conditions as the Board

may think fit, and the Board may remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

143. The Board may establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or superannuation funds for the benefit of, or give or procure the giving of donations, gratuities, pensions, allowances or emoluments to any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company, or is allied or associated with the Company or with any such subsidiary company, or who are or were at any time directors or officers of the Company or of any such other company as aforesaid, and holding or who have held any salaried employment or office in the Company or such other company, and the wives, widows, families and dependants of any such persons. The Board may also establish and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid or of any such persons as aforesaid, and may make payments for or towards the insurance of any such persons as aforesaid, and subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public, general or useful object. The Board may do any of the matters aforesaid, either alone or in conjunction with any such other company as aforesaid. Any Director holding any such employment or office shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension, allowance or emolument. Power to establish pension funds.

## Capitalisation of Reserves

144. *(A)* The Company in general meeting may, upon the recommendation of the Board, resolve to capitalise any part of the Company's reserves or undivided profits not required for the payment or provision of the dividend on any shares with a preferential right to dividend, and accordingly that such part be sub-divided amongst the members who would have been entitled thereto if distributed by way of dividend and in the same proportions, on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures or other securities of the Company to be allotted and distributed credited as fully paid to and amongst such members in the proportion aforesaid, or partly in one way and partly in the other; provided that for the purpose of this Article, any amount standing to the credit of share premium account and a capital redemption reserve fund may only be applied in the paying up of unissued shares to be issued to members of the Company as fully paid up shares. Power to capitalise.

*(B)* Whenever such a resolution as aforesaid shall have been passed the Board shall make all appropriations and applications of the reserves or profits and undivided profits resolved to be capitalised thereby, and all allotments and issues of fully paid shares, debentures, or other securities and generally shall do all acts and things required to give effect thereto. For the purpose of giving effect to any resolution under this Article, the Board may settle any difficulty which may arise in regard to a capitalisation issue as it thinks fit, and in particular may determine that cash payments shall be made to any members in respect of fractional entitlements or that fractions of such value (as the Board may determine) may be disregarded in order to adjust the rights of all parties or that fractional entitlements shall be aggregated and sold and the benefit shall accrue to the Company rather than to the members concerned. The provisions of the Companies Ordinance in relation to the filing of contracts for allotment shall be observed and the Board may appoint any person to sign on behalf of the persons entitled to share in a capitalisation issue and such appointment shall be effective and binding upon all concerned, and the contract may provide for the acceptance by such persons of the shares, debentures or other securities to be allotted and distributed to them respectively in satisfaction of their claims in respect of the sum so capitalised. Effect of resolution to capitalise.

145. *(A)* If, so long as any of the rights attached to any warrants issued by the Subscription Right Reserve.

Company to subscribe for shares of the Company shall remain exercisable, the Company does any act or engages in any transaction which, as a result of any adjustments to the subscription price in accordance with the provisions applicable under the terms and conditions of the warrants, would reduce the subscription price to below the par value of a share, then the following provisions shall apply:–

(i) as from the date of such act or transaction the Company shall establish and thereafter (subject as provided in this Article) maintain in accordance with the provisions of this Article a reserve (the "Subscription Right Reserve") the amount of which shall at no time be less than the sum which for the time being would be required to be capitalised and applied in paying up in full the nominal amount of the additional shares required to be issued and allotted credited as fully paid pursuant to sub-paragraph (iii) below on the exercise in full of all the subscription rights outstanding and shall apply the Subscription Right Reserve in paying up in full such difference in respect of such additional shares as and when the same are allotted;

(ii) the Subscription Right Reserve shall not be used for any purpose other than that specified above unless all other reserves of the Company (other than share premium account and capital redemption reserve fund) have been extinguished and will then only be used to make good losses of the Company if and so far as is required by law;

(iii) upon the exercise of all or any of the subscription rights represented by any warrant, the relevant subscription rights shall be exercisable in respect of a nominal amount of shares equal to the amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights) and, in addition, there shall be allotted in respect of such subscription rights to the exercising warrantholder, credited as fully paid, such additional nominal amount of shares as is equal to the difference between:–

*(aa)* the said amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights); and

*(bb)* the nominal amount of shares in respect of which such subscription rights would have been exercisable having regard to the provisions of the conditions of the warrants, had it been possible for such subscription rights to represent the right to subscribe for shares at less than par,

and immediately upon such exercise so much of the sum standing to the credit of the Subscription Right Reserve as is required to pay up in full such additional nominal amount of shares shall be capitalised and applied in paying up in full such additional nominal amount of shares which shall forthwith be allotted credited as fully paid to the exercising warrantholder; and

(iv) if upon the exercise of the subscription rights represented by any warrant the amount standing to the credit of the Subscription Right Reserve is not sufficient to pay up in full such additional nominal amount of shares equal to such difference as aforesaid to which the exercising warrantholder is entitled, the Board shall apply any profits or reserves then or thereafter becoming available (including, to the extent permitted by law, share

premium account and capital redemption reserve fund) for such purpose until such additional nominal amount of shares is paid up and allotted as aforesaid and until then no dividend or other distribution shall be paid or made on the fully paid shares of the Company then in issue. Pending such payment up and allotment, the exercising warrantholder shall be issued by the Company with a certificate evidencing his right to the allotment of such additional nominal amount of shares. The rights represented by any such certificate shall be in registered form and shall be transferable in whole or in part in units of one share in the like manner as the shares for the time being are transferable, and the Company shall make such arrangements in relation to the maintenance of a register therefor and other matters in relation thereto as the Board may think fit and adequate particulars thereof shall be made known to each relevant exercising warrantholder upon the issue of such certificate.

*(B)* Shares allotted pursuant to the provisions of this Article shall rank *pari passu* in all respects with the other shares allotted on the relevant exercise of the subscription rights represented by the warrant concerned. Notwithstanding anything contained in paragraph (A) of this Article, no fraction of any share shall be allotted on exercise of the subscription rights.

*(C)* A certificate or report by the Auditors for the time being of the Company as to whether or not the Subscription Right Reserve is required to be established and maintained and if so the amount thereof so required to be established and maintained, as to the purposes for which the Subscription Right Reserve has been used, as to the extent to which it has been used to make good losses of the Company, as to the additional nominal amount of shares required to be allotted to exercising warrantholders credited as fully paid, and as to any other matter concerning the Subscription Right Reserve shall (in the absence of manifest error) be conclusive and binding upon the Company and all warrantholders and shareholders.

## Dividends and Reserves

146. The Company in general meeting may declare dividends in any currency but no dividends shall exceed the amount recommended by the Board. Power to declare dividends.

147. *(A)* The Board may from time to time pay to the members such interim dividends as appear to the Board to be justified by the position of the Company and, in particular (but without prejudice to the generality of the foregoing), if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and provided that the Board acts *bona fide* the Board shall not incur any responsibility to the holders of shares conferring any preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferential rights. Board's power to pay interim dividends.

*(B)* The Board may also pay half-yearly or at other suitable intervals to be settled by it any dividend which may be payable at a fixed rate if the Board is of the opinion that the profits justify the payment.

148. No dividend shall be payable except out of the profits of the Company. No dividend shall carry interest. Dividends not to be paid out of capital.

149. Whenever the Board or the Company in general meeting have resolved that a dividend be paid or declared, the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of the Company or any other company, Dividend in specie.

or in any one or more of such ways, with or without offering any rights to shareholders to elect to receive such dividend in cash, and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient, and in particular may disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties, and may determine that fractional entitlements shall be aggregated and sold and the benefit shall accrue to the Company rather than to the members concerned, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend and such appointment shall be effective. Where requisite, a contract shall be filed in accordance with the provisions of the Companies Ordinance and the Board may appoint any person to sign such contract on behalf of the persons entitled to the dividend and such appointment shall be effective.

Scrip dividends.

150. *(A)* Whenever the Board or the Company in general meeting have resolved that a dividend be paid or declared on the share capital of the Company, the Board may further resolve:–

*either* (i) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up on the basis that the shares so allotted shall be of the same class or classes as the class or classes already held by the allottee, provided that the shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment. In such case, the following provisions shall apply:–

*(a)* the basis of any such allotment shall be determined by the Board;

*(b)* the Board, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the shareholders of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

*(c)* the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

*(d)* the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised ("the non-elected shares") and in lieu and in satisfaction thereof shares shall be allotted credited as fully paid up to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company or any part of any of the Company's reserve accounts (including any special account, share premium account and capital redemption reserve fund (if there be any such reserve)) as the Board may determine, a sum equal to the aggregate nominal amount of the shares to be allotted on such basis and apply the same in paying up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the non-elected shares on such basis.

*or* (ii) that shareholders entitled to such dividend shall be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such

part of the dividend as the Board may think fit on the basis that the shares so allotted shall be of the same class or classes as the class or classes of shares already held by the allottee. In such case, the following provisions shall apply:–

*(a)* the basis of any such allotment shall be determined by the Board;

*(b)* the Board, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the shareholders of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

*(c)* the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

*(d)* the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on shares in respect whereof the share election has been duly exercised ("the elected shares") and in lieu thereof shares shall be allotted credited as fully paid up to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company or any part of any of the Company's reserve accounts (including any special account, share premium account and capital redemption reserve fund (if there be any such reserve)) as the Board may determine, a sum equal to the aggregate nominal amount of the shares to be allotted on such basis and apply the same in paying up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the elected shares on such basis.

*(B)* The shares allotted pursuant to the provisions of paragraph (A) of this Article shall rank *pari passu* in all respects with the shares then in issue save only as regards participation:–

(i) in the relevant dividend (or the right to receive or to elect to receive an allotment of shares in lieu thereof as aforesaid); or

(ii) in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend

unless, contemporaneously with the announcement by the Board of its proposal to apply the provisions of sub-paragraph (i) or (ii) of paragraph (A) of this Article in relation to the relevant dividend or contemporaneously with its announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (A) of this Article shall rank for participation in such distribution, bonus or rights.

*(C)* The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (A) of this Article with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned). The Board may authorise any person to enter into on behalf of all members interested, an agreement with the Company providing for

such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

*(D)* The Company may upon the recommendation of the Board by special resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (A) of this Article a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

*(E)* The Board may on any occasion determine that rights of election and the allotment of shares under paragraph (A) of this Article shall not be made available or made to any shareholders with registered addresses in any territory where in the absence of a registration statement or other special formalities the circulation of an offer of such rights of election or the allotment of shares would or might be unlawful, and in such event the provisions aforesaid shall be read and construed subject to such determination.

Reserves.

151. The Board may, before recommending any dividend, set aside out of the profits of the Company such sums as it thinks fit as a reserve or reserves which shall, at the discretion of the Board, be applicable for meeting claims on or liabilities of the Company or contingencies or for paying off any loan capital or for equalising dividends or for any other purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Board may from time to time think fit, and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to distribute by way of dividend.

Dividends to be paid in proportion to paid up capital.

152. Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid or credited as paid up on the shares in respect whereof the dividend is paid, but no amount paid up or credited as paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the share.

Retention of dividends etc.

153. *(A)* The Board may retain any dividends or other moneys payable on or in respect of a share upon which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

Deduction of debts.

*(B)* The Board may deduct from any dividend or bonus payable to any member all sums of money (if any) presently payable by him to the Company on account of calls, instalments or otherwise.

Dividend and call together.

154. Any general meeting sanctioning a dividend may make a call on the members of such amount as the meeting fixes, but so that the call on each member shall not exceed the dividend payable to him, and so that the call shall be made payable at the same time as the dividend, and the dividend may, if so arranged between the Company and the member, be set off against the call.

Effect of transfer.

155. A transfer of shares shall not pass the right to any dividend or bonus declared thereon before the registration of the transfer.

Receipt for dividends by joint holders of share.

156. If two or more persons are registered as joint holders of any share, any one of such persons may give effectual receipts for any dividends, interim dividends or bonuses and other moneys payable in respect of such shares.

Payment by post. (Amended by Special Resolution 3/11/1993)

157. Subject to any special rights, privileges or restrictions for the time being attached to any class or classes of shares, unless otherwise directed by the Board, any dividend or bonus may be paid by cheque or warrant sent through the post to the registered address of the member entitled, or, in case of joint holders, to the registered address of that one whose name stands first

in the register in respect of the joint holding or to such person and to such address as the holder or joint holders may in writing direct. Every cheque or warrant so sent shall be made payable to the order of the person to whom it is sent, and the payment of any such cheque or warrant shall operate as a good discharge to the Company in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged.

158. All dividends or bonuses unclaimed for one year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends or bonuses unclaimed for six years after having been declared may be forfeited by the Board and shall revert to the Company. The provisions of this Article are subject to any special rights, privileges or restrictions for the time being attached to any class or classes of shares.

Unclaimed dividend. (Amended by Special Resolution 3/11/1993)

159. Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Board, may specify that the same shall be payable or distributable to the persons registered as the holders of such shares on a particular date or at a point of time on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable or distributable to them in accordance with their respective holdings so registered, but without prejudice to the rights *inter se* in respect of such dividend of transferors and transferees of any such shares. The provisions of this Article shall *mutatis mutandis* apply to bonuses, capitalisation issue, distributions of realised capital profits or offers or grants made by the Company to the members.

Record dates.

## Untraceable Members

160. Without prejudice to the rights of the Company under Article 158 and the provisions of Article 161, the Company may cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

Company may cease sending dividend warrants.

161. The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a member who is untraceable, but no such sale shall be made unless:–

Company may sell shares of untraceable members.

(i) all cheques or warrants, being not less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by the Articles of the Company have remained uncashed;

(ii) so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and

(iii) the Company has caused an advertisement to be inserted in English in an English language newspaper and in Chinese in a Chinese language newspaper giving notice of its intention to sell such shares and has notified The Stock Exchange of Hong Kong Limited of such intention and a period of three months has elapsed since the date of such advertisement.

For the purpose of the foregoing, "relevant period" means the period commencing twelve years before the date of publication of the advertisement referred to in paragraph (iii) of this Article and ending at the expiry of the period referred to in that paragraph.

To give effect to any such sale the Board may authorise any person to transfer the said shares and instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by

transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall be valid and effective notwithstanding that the member holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

## Distribution of Realised Capital Profits

Distribution of realised capital profits.

162. The Company in general meeting may at any time and from time to time resolve that any surplus moneys in the hands of the Company representing capital profits arising from moneys received or recovered in respect of or arising from the realisation of any capital assets of the Company or any investments representing the same and not required for the payment or provision of any fixed preferential dividend instead of being applied in the purchase of any other capital assets or for other capital purposes be distributed amongst the ordinary shareholders on the footing that they receive the same as capital and in the shares and proportions in which they would have been entitled to receive the same if it had been distributed by way of dividend, provided that no such profits as aforesaid shall be so distributed unless there shall remain in the hands of the Company a sufficiency of other assets to answer in full the whole of the liabilities and paid-up share capital of the Company for the time being.

## Annual Returns

Annual returns.

163. The Board shall make the requisite annual returns in accordance with the Companies Ordinance.

## Accounts

Accounts to be kept.

164. The Board shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipts and expenditure take place, and of the property, assets, credits and liabilities of the Company and of all other matters required by the Companies Ordinance or necessary to give a true and fair view of the state of Company's affairs and to show and explain its transactions.

Where accounts to be kept.

165. The books of account shall be kept at the registered office or at such other place or places as the Board thinks fit and shall always be open to the inspection of the Directors.

Inspection by members.

166. The Board shall from time to time determine whether and to what extent, at what times and places and under what conditions or regulations, the accounts and books of the Company, or any of them, shall be open to the inspection of the members not being Directors, and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Companies Ordinance or authorised by the Board or by the Company in general meeting.

Annual profit and loss account and balance sheet.

167. *(A)* The Board shall from time to time in accordance with the provisions of the Companies Ordinance cause to be prepared and laid before the Company at its annual general meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as are required by the Companies Ordinance.

Annual report of Directors and balance sheet to be sent to members.

*(B)* Every balance sheet of the Company shall be signed pursuant to the provisions of the Companies Ordinance, and a printed copy of every balance sheet (including every document required by law to be annexed thereto) and profit and loss account which is to be laid before the Company at its annual general meeting, together with a printed copy of the Directors' report and a printed copy of the Auditors' report, shall not less than twenty-one days before the date of the meeting, be sent to every member of, and every holder of debentures of,

the Company and every person registered under Article 46 and every other person entitled to receive notices of general meetings of the Company, provided that this Article shall not require a printed copy of those documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

*(C)* Subject to due compliance with the Companies Ordinance, all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time, and to the obtaining of all necessary consents, if any, required thereunder, the requirements to send out copies of the Company's financial documents to be laid before the Company's annual general meeting referred to in paragraph (B) of this Article shall be deemed satisfied in relation to any person by sending to that person, a summary financial report derived from such financial documents, which shall be in the form and contain the information required by applicable laws, rules and regulations, in place of sending copies of the full financial documents. (Added by Special Resolution 22/11/2002)

*(D)* Subject to due compliance with the Companies Ordinance, all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time, and to the obtaining of all necessary consents, if any, required thereunder, the requirements to send out copies of the Company's financial documents referred to in paragraph (B) of this Article or a summary financial report referred to in paragraph (C) of this Article shall be deemed satisfied in relation to any person by publication of such financial documents or summary financial report, as the case may be, on the Company's computer network or in any other permitted manner (including sending by any form of electronic communication) in place of sending printed copies of such documents if that person has agreed or is deemed pursuant to applicable laws, rules and regulations to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send out to him a copy of such documents. (Added by Special Resolution 22/11/2002)

## Audit

168. Auditors shall be appointed and their duties regulated in accordance with the provisions of the Companies Ordinance. Auditors.

169. Subject as otherwise provided by the Companies Ordinance the remuneration of the Auditors shall be fixed by the Company in general meeting provided always that in respect of any particular year the Company in general meeting may delegate the fixing of such remunerations to the Board. Remuneration of Auditors.

170. Every statement of accounts audited by the Company's Auditors and presented by the Board at an annual general meeting shall after approval at such meeting be conclusive except as regards any error discovered therein within three months of the approval thereof. Whenever any such error is discovered within that period, it shall forthwith be corrected, and the statement of account amended in respect of the error shall be conclusive. When accounts to be deemed finally settled.

## Notices

171. Any notice or document to be given or issued under these Articles shall be in writing, and may be served by the Company on any member either personally or by sending it through the post in a prepaid letter, envelope or wrapper addressed to such member at his registered address as appearing in the register or by delivering or leaving it at such registered address as aforesaid or (in the case of a notice) by advertisement in English in an English language newspaper and in Chinese in a Chinese language newspaper or in relation to the publication of the Company's financial documents or summary financial report, as the case may be, pursuant to paragraph (D) of Article 167, by placing it on the Company's computer network and giving to the persons referred to in the said paragraph (D) of Article 167 a notice stating that the financial documents or summary financial report is available at the Company's computer network ("a notice of availability"). The notice of availability may be given to members by placing it on the Company's computer network or by electronic communication or any of the Service of notices. (Amended by Special Resolution 22/11/2002)

means set out in this Article. In the case of joint holders of a share, all notices or documents shall be given to that one of the joint holders whose name stands first in the register and notice so given shall be sufficient notice to all the joint holders.

Members out of Hong Kong. (As amended by Special Resolution 3/11/1993)

172. Subject to any special rights, privileges or restrictions for the time being attached to any class or classes of shares, any member shall be entitled to have notices served on him at any address within Hong Kong. Any member whose registered address is outside Hong Kong may notify the Company in writing of an address in Hong Kong which for the purpose of service of notice shall be deemed to be his registered address. A member who does not notify the Company of an address in Hong Kong may notify the Company of an address outside Hong Kong and the Company may serve notices on him at such overseas address. In the absence of notification by a member of a registered address for the purpose of service of notice, such member shall be deemed to have received any notice which shall have been displayed at the registered office of the Company and shall have remained there for the space of twenty-four hours and such notice shall be deemed to have been received by such member on the day following that on which it shall have been first so displayed.

When notice by post deemed to be served. (Amended by Special Resolution 22/11/2002)

173. Any notice or document sent by post shall be deemed to have been served on the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice was properly prepaid (and in the case of an address outside Hong Kong where airmail service can be extended thereto, airmail postage prepaid), addressed and put into such post office and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice was so addressed and put into such post office shall be conclusive evidence thereof. Any notice or document sent by electronic communication shall be deemed to be given on the day on which it is transmitted from the server or other transmitting device of the Company or its agent. A document placed on the Company's computer network is deemed sent by the Company on the day following that on which a notice of availability is deemed served on the member. A notice of availability placed on the Company's computer network is deemed served on the member on the day it is uploaded onto the Company's computer network.

Service of notice to persons entitled on death, mental disorder or bankruptcy of a member.

174. A notice may be given by the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a member by sending it through the post in a prepaid letter, envelope or wrapper addressed to him by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, within Hong Kong supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

Transferee to be bound by prior notices.

175. Any person who by operation of law, transfer or other means whatsoever shall become entitled to any share shall be bound by every notice in respect of such share which prior to his name and address being entered on the register shall have been duly given to the person from whom he derives his title to such share.

Notice valid though member deceased bankrupt. (Amended by Special Resolution 22/11/2002)

176. Any notice or document delivered or sent by post to, or left at the registered address of any member or served by any means permitted by and in pursuance of these presents, shall notwithstanding that such member be then deceased or bankrupt and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any registered shares whether held solely or jointly with other persons by such member until some other person be registered in his stead as the holder or joint holder thereof, and such service shall for all purposes of these presents be deemed a sufficient service of such notice or document on his personal representatives and all persons (if any) jointly interested with him in any such shares.

How notice to be signed.

177. The signature to any notice to be given by the Company may be written or printed.

177A. Any notice or document (including the relevant financial documents or the summary financial report) may be given to a member in either the English language or the Chinese language (or both), subject to due compliance with all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time. (Added by Special Resolution 22/11/2002)

## Information

178. No member (not being a Director) shall be entitled to require discovery of or any information respecting any detail of the Company's trading or any matter which is or may be in the nature of a trade secret or process which may relate to the conduct of the business of the Company and which in the opinion of the Board it will be inexpedient in the interests of the members of the Company to communicate to the public. Member not entitled to information.

## Destruction of Documents

179. The Company may destroy:– Destruction of documents.

(a) any share certificate which has been cancelled at any time after the expiry of one year from the date of such cancellation;

(b) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two years from the date on which such mandate, variation, cancellation or notification was recorded by the Company;

(c) any instrument of transfer of shares which has been registered at any time after the expiry of six years from the date of registration; and

(d) any other document, on the basis of which any entry in the register is made, at any time after the expiry of six years from the date on which an entry in the register was first made in respect of it;

and it shall conclusively be presumed in favour of the Company that every share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that:–

(i) the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim;

(ii) nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (i) above are not fulfilled; and

(iii) references in this Article to the destruction of any document include reference to its disposal in any manner.

## Winding Up

180. If the Company shall be wound up, the surplus assets remaining after payment to all creditors shall be divided among the members in proportion to the capital paid up on the shares held by them respectively, and if such surplus assets shall be insufficient to repay the whole of the paid up capital, they shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up on the shares held by them Division of assets in liquidation.

respectively, but all subject to the rights of any shares which may be issued on special terms or conditions.

Power to distribute assets in specie.

181. If the Company shall be wound up (whether the liquidation is voluntary, under supervision or by the court) the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Ordinance, divide among the members in specie or kind the whole or any part of the assets of the Company and whether the assets shall consist of property of one kind or shall consist of properties of different kinds and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members and the members within each class. The liquidator may, with the like sanction, shall think fit, but so that no member shall be compelled to accept any shares or other assets upon which there is a liability.

Service of process.

182. In the event of a winding-up of the Company in Hong Kong, every member of the Company who is not for the time being in Hong Kong shall be bound, within fourteen days after the passing of an effective resolution to wind up the Company voluntarily, or the making of an order for the winding-up of the Company, to serve notice in writing on the Company appointing some person resident in Hong Kong and stating that person's full name, address and occupation upon whom all summonses, notices, processes, orders and judgments in relation to or under the winding-up of the Company may be served, and in default of such nomination the liquidator of the Company shall be at liberty on behalf of such member to appoint some such person, and service upon any such appointee, whether appointed by the member or the liquidator, shall be deemed to be good personal service on such member for all purposes, and, where the liquidator makes any such appointment, he shall with all convenient speed give notice thereof to such member by advertisement in English in an English language newspaper and in Chinese in a Chinese language newspaper as he shall deem appropriate or by a registered letter sent through the post and addressed to such member at his address as mentioned in the register, and such notice shall be deemed to be served on the day following that on which the advertisement appears or the letter is posted.

## Indemnity

Indemnity. (Amended by Special Resolution 23/11/2004)

183. *(A)* Every Director or other officer of the Company shall be entitled to be indemnified out of the assets of the Company against all losses or liabilities (including any such liability as is mentioned in Section 165 of the Companies Ordinance) which he may sustain or incur in or about the execution of the duties of this office or otherwise in relation thereto, and no Director or other officer shall be liable for any loss, damages or misfortune which may happen to or be incurred by the Company in the execution of the duties of his office or in relation thereto, provided that this Article shall only have effect in so far as its provisions are not avoided by the Companies Ordinance.

(Amended by Special Resolution 23/11/2004)

*(B)* The Company may indemnify any Director or other officer of the Company, or any person employed by the Company as Auditor, against any liability incurred by him:

(i) in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted; or

(ii) in connection with any application under Section 358 of the Companies Ordinance in which relief is granted to him by the court.

*(C)* The Company may purchase and maintain for any Director or officer of the Company, or any person employed by the Company as Auditor:

(i) insurance against any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company; and

(ii) insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

*(D)* In this Article, "related company", in relation to the Company, means any company that is the Company's subsidiary or holding company or a subsidiary of that company's holding company.

| Names, Addresses and Descriptions of Subscribers |
|---|
| (Sd.) TEH CHI KHUN,<br>N.K.I.L. 53 Ngauchiwan,<br>Kowloon, Merchant.<br><br>(Sd.) HUI YIP BENG,<br>No. 39 Nathan Road, 1st floor,<br>Kowloon, Merchant.<br><br>(Sd.) S. S. LIM,<br>No. 1 Duke Street,<br>Kowloon, Merchant.<br><br>(Sd.) LIM TENG KEE,<br>No. 363 Prince Edward Road,<br>Third floor,<br>Kowloon, Merchant.<br><br>(Sd.) K. W. PAI,<br>N.K.I.L. 53 Ngauchiwan,<br>Kowloon, Merchant.<br><br>(Sd.) DANIEL CHEN,<br>No. 373 Prince Edward Road,<br>Kowloon, Merchant.<br><br>(Sd.) S. E. TENG,<br>No. 60 Cameron Road,<br>Kowloon, Merchant. |

Dated the 7th day of December, 1949.

WITNESS to the above signatures:

(Sd.) A. K. W. LUI,
*Solicitor,*
Hong Kong

Company No. 2970

THE COMPANIES ORDINANCE (CHAPTER 32)

COMPANY LIMITED BY SHARES

---

# SPECIAL RESOLUTIONS

# OF

# **HANG LUNG PROPERTIES LIMITED**

---

Passed on the 9th day of November, 2006

---

At the Annual General Meeting of the above Company duly convened and held at 28th Floor, 4 Des Voeux Road Central, Hong Kong on Thursday, the 9th day of November, 2006 at 10:00 a.m., the following resolutions were duly passed as Special Resolutions :-

A. "THAT each of the existing ordinary shares of HK$1.00 each in the capital of the Company (issued and unissued) be and are hereby redesignated as "shares of HK$1.00 each.""

B. "THAT the remaining 80,000 convertible cumulative preference shares of HK$7,500.00 each in the capital of the Company ("Convertible Preference Shares") be and are hereby redesignated as "shares of HK$1.00 each"; thus the authorised share capital of the Company of HK$6,000,000,000.00 (comprising 5,400,000,000 shares of HK$1.00 each and 80,000 Convertible Preference Shares of HK$7,500.00 each) be altered to 6,000,000,000 shares of HK$1.00 each."

C. "THAT Article 184 of the Articles of Association of the Company be and is hereby deleted in :ts entirety."

Ronnie C. Chan
Chairman

Dated the 9th day of November, 2006

Presentor's Reference
Name : Hang Lung (Secretaries) Limited
Address : 26/F., 4 Des Voeux Road Central, Hong Kong
Tel. No. : 2879 0375

Acknowledgement
Companies Registry
H.K.

20/11/2006 11:27:05
Submission No/Seq No: 223049091/2
CR No: 0002970
Sh. Form. SR

**CR**

公司註冊處
Companies Registry

# 股份分配申報表
# Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

2970

1 公司名稱 **Company Name**

Hang Lung Properties Limited

(註 Note 7) 2 分配股份的日期或始末日期 **Date or Period during which Shares were Allotted**

由 From

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 9 | 11 | 2006 |

至 To

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| | | |

3 本次股份分配的總款額 **Totals of this Allotment**

(註 Note 8)

| | 貨幣單位 Currency | 款額 Amount |
|---|---|---|
| 已繳及應繳的總面額<br>Total Nominal Amount Paid and Payable | HK$ | 410,000,000 |
| 已繳及應繳的溢價總額 [第5A(a) + 5B(a)項]<br>Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)] | HK$ | 6,273,000,000 |

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
**Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)**

| 貨幣單位 Currency | 款額 Amount |
|---|---|
| HK$ | 4,142,211,670 |
| | |
| | |

(註 Note 3) 提交人的資料 **Presentor's Reference**

姓名 Name: Hang Lung Properties Limited

地址 Address: 28/F., 4 Des Voeux Road Central, Hong Kong

電話 Tel: 2879 0111 傳真 Fax: 2868 6031

電郵地址 E-mail Address:

檔號 Reference:

請勿

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Your Receipt
Companies Registry
H.K.

20/11/2006 11:25:40
Submission No.: 223049090/1
CR NO.: 0002970
Sh. Form.: SC1

| Revenue Code | Amount(HKD) |
|---|---|
| 08 | $30,000.00 |

| Receipt No. | Method | Amount(HKD) |
|---|---|---|
| 232230069268 | Chq | $30,000.00 |

Total Paid $30,000.00

表格
Form **SC1**

公司編號 Company Number

2970

**5 本次股份分配的詳情 Details of this Allotment**

**A. 現金支付的分配股份 Shares Allotted for Cash**

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| Ordinary | 410,000,000 | HK$1.00 | HK$16.30 | | HK$15.30 | HK$6,273,000,000 |
| | | | | | | |
| | | | | | | |

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

(註 Note 10) 分配上述(B)項股份的代價
**Consideration for which the Shares in (B) have been Allotted**

| |
|---|
| |



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number: 2970

**6 獲分配股份者的詳情 Details of Allottee(s)**

| 姓名／名稱 Name | 地址 Address | 各類別股份分配的數目 No. of Shares Allotted by Class | |
|---|---|---|---|
| | | 類別 Class | 類別 Class |
| | | Ordinary | |
| Hang Lung Investments Limited | 26/F., 4 Des Voeux Road Central, Hong Kong | 110,000,000 | |
| Purotat Limited | 26/F., 4 Des Voeux Road Central, Hong Kong | 300,000,000 | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | 各類別股份分配的總數 Total Shares Allotted by Class | 410,000,000 | |

簽署 Signed :

姓名 Name : Robin Sik Wing Ching

~~董事 Director~~／秘書 Secretary *

日期 Date : 9/11/2006

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CR

公司註冊處
Companies Registry

# 股份分配申報表
# Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

**重要事項 Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

2970

**1 公司名稱 Company Name**

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

| 由 From | | | 至 To | | |
|---|---|---|---|---|---|
| 13 | 11 | 2006 | 23 | 11 | 2006 |
| 日 DD | 月 MM | 年 YYYY | 日 DD | 月 MM | 年 YYYY |

**3 本次股份分配的總款額 Totals of this Allotment**

| | 貨幣單位 Currency | 款額 Amount |
|---|---|---|
| (註 Note 8) 已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable | HKD | 223,000.00 |
| 已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)] | HKD | 1,828,600.00 |

**4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)**
**Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)**

| 貨幣單位 Currency | 款額 Amount |
|---|---|
| HKD | 4,142,434,670.00 |
| | |
| | |

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Hang Lung (Secretaries) Limited

地址 Address: 26th Floor, 4 Des Voeux Road Central,
Hong Kong

電話 Tel: 28790111 傳真 Fax: 28686031

電郵地址 E-mail Address:

檔號 Reference: Doc. No.: HLP0002 / Deadline:
13/12/2006

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry
H.K.

04/12/2006 11:19:12
Submission No.: 226048274/1
CR NO.: 0002970
Sh. Form.: SC1

| Revenue Code | Amount(HKD) |
|---|---|
| 08 | $1,829.00 |

| Receipt No. | Method | Amount(HKD) |
|---|---|---|
| 262260069763 | Chq | $1,829.00 |
| Total Paid | | $1,829.00 |

*CSA by P & L Associates, Hong*

表格 Form **SC1**

公司編號 Company Number: 2970

## 5 本次股份分配的詳情 Details of this Allotment

### A. 現金支付的分配股份 Shares Allotted for Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| Ordinary | 223,000 | HKD 1.00 | HKD 9.20 | HKD 0.00 | HKD 8.20 | HKD 1,828,600.00 |
| | | | | | | |
| | | | | | | |

(註 Note 9)

### B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

(註 Note 10)

分配上述(B)項股份的代價

**Consideration for which the Shares in (B) have been Allotted**



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格
Form **SC1**

公司編號 Company Number

2970

## 6 獲分配股份者的詳情 Details of Allottee(s)

| 姓名／名稱 Name | 地址 Address | 各類別股份分配的數目 No. of Shares Allotted by Class | |
|---|---|---|---|
| | | 類別 Class | 類別 Class |
| | | Ordinary | |
| 黃為山 Wilson WONG | A-3601, Beverly Hill, 6 Broadwood Road, Hong Kong | 100,000 | |
| 司徒永康 Eric Wing Hong SZETO | Flat F, 28/F., Tower 2, Kornville, 38 Yau Man Street, Quarry Bay, Hong Kong | 123,000 | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | 各類別股份分配的總數 Total Shares Allotted by Class | 223,000 | |

簽署 Signed :

姓名 Name : Robin Sik Wing CHING

~~董事 Director~~ ／ 秘書 Secretary *

日期 Date : 23/11/2006
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Your Ref: LD/APP/605/20061115-00017
Our Ref : SO-318-2006/HLPL

16th November, 2006

Head of Listing,
Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Hong Kong.

Dear Sir,

**Company : Hang Lung Properties Limited ("the Company")**
**(Stock Code: 101)**
**Case No. : 20061107-F00101-0026**
**Transaction Type: Top-up Placing**
**Subject : Listing Approval**

Thank you for your letter dated 15th November, 2006 approving, on a conditional basis, the listing of and permission to deal in 410,000,000 shares of the Company.

As requested, we enclose herewith the following documents for your attention:-

1. a certified true copy of the minutes of the board meeting of the Company authorizing the allotment and issue of the said shares;
2. copy of the confirmation letter issued by our share registrars in respect of the despatch of the relevant new share certificates to the Subscribers;
3. a duly signed Form F; and
4. Hexagon Account Statements showing the receipt of the cleared funds in respect of the issue of the Subscription Shares together with the Company's instructions for the relevant fund remittance.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin S.W. Ching
Secretary

Encl.
RsC/el

COPY

# HANG LUNG PROPERTIES LIMITED

(incorporated in Hong Kong)

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS OF THE COMPANY HELD AT 28TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG ON 7 NOVEMBER 2006

PRESENT: Mr. Terry Szeyuen NG **(Chairman)**
Mr. Nelson Wai Leung YUEN
Mr. William Pak Yau KO
Ms. Estella Yi Kum NG

Certified True Copy

1. CHAIRMAN

Mr. Terry Szeyuen NG took the chair of the Meeting.

2. QUORUM

It was noted that a quorum was present throughout the Meeting.

3. DECLARATION OF INTERESTS

All of the Directors of the Company had made a declaration in accordance with the Articles of Association of the Company in respect of their respective interests (if any) in the matters referred to in these Minutes. Three out of five executive directors of the Company, Ronnie Chan Chichung, Nelson Yuen Wai Leung and Terry Ng Szeyuen are also directors of the Vendor (as defined below). Three of the five independent non-executive directors of the Company, Laura Chen Lok Yee, Cheng Hon Kwan and Yin Shang Shing are also independent non-executive directors of the Vendor. However, they also declared that neither themselves nor, together with any of their respective associates, owns 5% or more in the Vendor. It was stated that under Article 102(H)(vi) of the Articles of Association of the Company, neither of the Directors interested in the manner as aforesaid are precluded from voting or being counted in the quorum present.

It was further noted that the Vendor's role was only to facilitate the Company in its fund raising by way of the Placing and Subscription (as defined below). The Vendor has no commercial benefit or interest in the Placing and Subscription and accordingly, the Directors concluded that there was no conflict of interests.

The Directors confirmed that none of them had dealt in any securities of the Company since becoming aware of any discussions which had led to the Placing and Subscription (as defined below).

4. PLACING OF 410,000,000 EXISTING SHARES AND SUBSCRIPTION FOR 410,000,000 NEW SHARES

(a) It was reported that Hang Lung Group Limited (the "**Vendor**") proposed to place or procure the placing ("**Placing**") of 410,000,000 existing issued shares of HK$1.00 each of the Company ("**Share(s)**") through Credit Suisse (Hong Kong) Limited (the "**Placing Agent**") at a price of HK$16.30 per Share. It was also reported that the Vendor wished to subscribe or procure the subscription ("**Subscription**"), for the same number of new Shares as placed under the Placing ("**Subscription Shares**"). The total subscription monies payable by the Vendor or its designated subsidiaries to the Company will be the subscription price per Share (i.e. HK$16.30) multiplied by the number of Subscription Shares less the commissions and other expenses incurred by the Vendor in relation to the Placing and/or the Subscription. The Subscription is conditional upon:-

(1) the grant of listing of the permission to deal in such Subscription Shares by the Listing Committee of The Stock Exchange of Hong Kong Limited; and

(2) completion of the Placing by the Vendor.

(b) There were tabled before the Meeting the following documents for consideration :-

(1) draft placing, underwriting and subscription agreement ("**PS Agreement**") relating to the Placing and the Subscription to be entered into between (1) the Company; (2) the Vendor; and (3) the Placing Agent; and

(2) a draft press announcement (the "**Announcement**") to be made jointly by the Company and the Vendor in relation to the PS Agreement.

(c) The Directors have carefully reviewed the PS Agreement and the terms (including the warranties, representation and undertakings to be given and the restriction on issue of Shares for 180 days from the Closing Date (as defined in the PS Agreement) in Clause 8.6 of the PS Agreement) therein. Taking into account the existing market conditions and the recent trading price of the Company's Shares, the Directors considered the subscription price of HK$16.30 (which is equal to the placing price) to be fair and reasonable.

The Directors noted the Company's obligation to bear the costs and expenses incidental to the Placing and the Subscription under the PS Agreement which were estimated to amount to approximately HK$141.3 million. The Directors also considered the expenses to be incurred by the Company in connection with the above transactions to be reasonable.

The Directors considered the representation, indemnities and warranties contained in and such expenses to be borne by the Company under the PS Agreement and noted that the purpose of the Placing together with the Subscription is ultimately to raise capital for the Company. The Directors also noted that the total funds raised by the



L

Company from the Subscription are estimated to be approximately HK$6.68 billion and will be used by the Company for its core property development and investment business, particularly in mainland China.

The Directors have also reviewed the financial position of the Company as reflected in the latest books and accounts of the Company and considered that the Company is solvent and is able to repay its debt when due notwithstanding the liabilities and expenses it will have to bear under the PS Agreement.

The Directors considered whether the subscription of Subscription Shares should be offered also to all other shareholders of the Company. However, it was concluded that if such a course of action were to be followed it was likely that a significant discount would be required to be offered, as in the case of the majority of rights issues, and that accordingly the Company would receive a significantly lower sum in respect of each such share subscribed. Therefore, it was preferable that the subscription be made by the Vendor and its designated subsidiaries alone.

The Directors also noted that they were authorised to allot and issue the Subscription Shares pursuant to the general mandate granted at the last Annual General Meeting of the Company and that the Company had sufficient authorised but unissued Shares to meet such allotment after taking into account the Shares to be issued for the outstanding options granted under the Company's employee Share option scheme.

The Directors noted that subject to the placees being independent of and not connected with the directors, chief executive or the substantial shareholders of the Company or any of its subsidiaries or any of their respective associates, the minimum of 25% of the total issued ordinary share capital of the Company will be in the public hands in accordance with Rule 8.08 of the Stock Exchange Listing Rules after completion of the Placing and Subscription. Upon completion of the Placing and Subscription, the Vendor and its subsidiaries will be interested in about 50.67% of the enlarged ordinary share capital of the Company and the Company will remain as a subsidiary of the Vendor.

The Directors have also carefully reviewed the draft announcement.

(d) Having considered all of the above factors the Directors concluded that:

(1) the proposed Subscription was in the best interests of the Company;

(2) the subscription price of HK$16.30 per Share and the terms of the PS Agreement were fair and reasonable; and

(3) the timing of the Placing and Subscription was in the best interests of the Company.

(e) The Directors noted that in the 12 months immediately before this meeting, the Company has not raised any funds on any issue of equity securities.

**IT WAS RESOLVED** :-

(1) THAT (i) the PS Agreement and the transactions contemplated thereunder be approved; (ii) the giving of the representations, warranties, indemnities and undertakings by the Company on the terms set out in the PS Agreement be approved ; (iii) any one director of the Company be and is hereby authorized to sign the same for and on behalf of the Company;

(2) THAT the Announcement be and are hereby approved and that any one director of the Company be and is hereby authorised to approve any amendments thereto taking into account the Stock Exchange's comments and arrange for the publication of the same in the English and Chinese press;

(3) THAT any one director of the Company be and is hereby authorized to apply to The Stock Exchange of Hong Kong Limited on behalf of the Company for the listing of and the permission to deal in the 410 million new Shares to be issued to the Vendor or its designated subsidiaries pursuant to the terms and conditions of the PS Agreement and to sign all documents (including the application form) and to do all acts necessary or appropriate for such purpose.

(4) THAT subject to the conditions mentioned in Clause 6.1 of the PS Agreement be duly fulfilled and satisfied and upon receipt of the relevant subscription monies in cash, the allotment and issue of a total of 410 million Shares to the Vendor or its designated subsidiaries be approved and Computershare Hong Kong Investor Services Limited, the share registrar of the Company, be authorised to issue and deliver the relevant share certificates to the Vendor and to affix the Securities Seal of the Company thereon.

5. <u>END OF MEETING</u>

There being no further business, the Chairman declared the Meeting closed.

Chairman

Computershare
中央證券

BY FAX 2868 5028 & BY POST

日期 Date: 15 November 2006

來函檔號 Your Ref:

本函檔號 Our Ref: KFP/42555

The Listing Manager
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre
1 Harbour View Street
Central
Hong Kong

Dear Sirs

**Hang Lung Properties Limited (the "Company")**
**Placing and Subscription of 410,000,000 Ordinary Shares of HK$1.00 each**
**Case No.: 20061107-F00101-0026**

We write in our capacity as Share Registrar to the Company and confirm that the allotment of 410,000,000 ordinary shares in Hang Lung Properties Limited has been accomplished. We confirm further that the relevant party has taken delivery of the resultant new certificates from our office at 46/F Hopewell Centre on 15 November 2006 as arranged.

Yours faithfully

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Share Registrar in Hong Kong for
**HANG LUNG PROPERTIES LIMITED**

JOE K F POON
Vice President - Client Services

KFP/JC/d

bcc Hang Lung Properties Limited - Attn: Esther Li **(Fax No. 2868 6031)**

HKEx 香港交易所

FFD004M
Appendix 5

# THE STOCK EXCHANGE OF HONG KONG LIMITED

*(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)*

## DECLARATION

## FORM F

**Case Number:** **20061107-F00101-0026**

(The following is a suggested form of declaration which may be amended to meet individual cases)

We, Estella Yi Kum Ng and Robin Sik Wing Ching a Director and the Secretary respectively of Hang Lung Properties Limited (hereinafter called "the Issuer"), declare to the best of our knowledge, information and belief as follows:—

1. that apart from the return of allotments to be filed with the Registrar of Companies shortly, all documents required by the Companies Ordinance to be filed with the Registrar of Companies in connection with the issue/offer/introduction on 15 November 2006 of the following securities of the Issuer, namely 410,000,000 shares of HK$1.00 each (insert particulars), have been duly filed and that to the best of our knowledge information and belief compliance has been made with all other legal requirements in connection with such issue/offer/introduction;

2. that all pre-conditions for listing imposed by the listing rules of The Stock Exchange of Hong Kong Limited entitled "Rules Governing the Listing of Securities" under "Qualifications for Listing" have, insofar as applicable, been fulfilled in relation to the Issuer and the securities of the Issuer referred to in paragraph 1 above;

3. that 410,000,000 Shares of (Number & Class) __________ HK$1.00 each Debenture/Loan Stock Debenture/Notes/Bonds have been subscribed/purchased for cash and duly allotted/issued/transferred to the subscribers/purchasers (and that the said Shares have been converted into HK$ Stock);

4. that all money due to the Issuer in respect of the issue/offer has been received by it;

5. that Shares of HK$ Debenture/Loan Stock Debentures/Notes/Bonds have been issued credited as fully paid by way of conversion/exchange/consideration for property acquired/other consideration not being cash and have been duly allotted/issued/transferred to the persons entitled thereto (and that the said Shares have been duly allotted/issued/transferred to the persons entitled thereto (and that the said Shares have been converted into HK$ Stock);

6. that the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of the issue;

7. that completion has taken place of the purchase by the Issuer of all property shown in the listing document to Members dated to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied;

8. that the Trust Deed/Deed Poll relating to the said Debenture/Loan Stock, Debentures, Notes or Bonds has been completed and executed and a copy has been lodged with the The Stock Exchange of Hong Kong Limited and that particulars thereof, if so required by law, have been filed with the Registrar of Companies;

# THE STOCK EXCHANGE OF HONG KONG LIMITED

*(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)*

9. ~~that all the Shares/Debentures/Debenture/Loan Stock/Notes/Bonds of each class referred to above are in all respects identical+;~~

10. that no material alterations have been made to the version of the ~~listing document~~ announcement which has been reviewed by The Stock Exchange of Hong Kong Limited and on which it has confirmed to the Issuer that it has no further comments other than in relation to the pricing of the issue or takeover offer, number of securities, figures depending on the information and correction of errors; and

11. that all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled.

Signed ______________________ Director

Name: Estella Yi Kum Ng
Date: 15 November, 2006

Signed ______________________ Secretary

Name: Robin Sik Wing Ching
Date: 15 November, 2006

**+ Note — "Identical" means in this context:—**

**(1) the securities are of the same nominal value with the same amount called up or paid up;**

**(2) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and**

**(3) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.**

58 HSBC HONG KONG OFFICE 511-505224-001 HLREAL-CA1

As at 09:32 16NOV

| | | |
|---|---|---|
| 10NOV06 - 10NOV06 All Transaction | HKD | |
| 10NOV06 Balance Brought Forward | | 0.00 |
| 10NOV CR ADV CR INT FR AC 292 DEP91351018-05 | | 304.52 |
| SWF CR TRANSFER FROM 511-505224-003 CHEQUE | | 2,100.00 |
| SWN CR TRANSFER FROM 511-505224-008 | | 22,800.00 |
| SWN CR TRANSFER FROM 511-505224-005 | | 671,700.00 |
| CR ADV HEXTRA75U3C10 HANG LUNG FINL S LTD | | 685,564.80 |
| SWN CR TRANSFER FROM 511-505224-003 | | 1,002,071.50 |
| SWN CR TRANSFER FROM 511-505224-004 | | 1,578,051.00 |
| CR ADV FROM//002-202802-292 PCC NEXT DAY REVL SWEEP | | 2,722,661.79 |
| SAV/TD TERM DEP W D HK511505224 2559 | | 20,002,095.89 |
| CR ADV HANG LUNG FINL//S LTD A2RNH045 | | 241,988,700.00 |
| CR ADV HANG LUNG FINL//S LTD A2RNH045 | | 900,000,000.00 |
| 10NOV CR ADV HANG LUNG FINL//S LTD A2RNH045 | | 900,000,000.00 |
| CR ADV HANG LUNG FINL//S LTD A2RNH045 | | 900,000,000.00 |
| CR ADV HANG LUNG FINL//S LTD A2RNH045 | | 900,000,000.00 |
| CR ADV HANG LUNG FINL//S LTD A2RNH045 | | 900,000,000.00 |
| CR ADV HANG LUNG FINL//S LTD A2RNH045 | | 900,000,000.00 |
| CR ADV HANG LUNG FINL//S LTD A2RNH045 | | 900,000,000.00 |
| SV CHG APS CHARGES REA-10NOV06CINV PYT | | 0.10DB |
| SV CHG APS CHARGES REA-10NOV06BINV PYT | | 0.10DB |
| SV CHG APS CHARGES REA-10NOV06 INV PYT | | 0.20DB |
| CHEQUE CHEQUE 599992 | | 356.00DB |
| CHEQUE CHEQUE 599844 | | 530.00DB |
| A/PAYT A/PAYT INV PYT REA-10NOV06C | | 1,022.80DB |
| CHEQUE CHEQUE 599965 | | 1,271.00DB |
| CHEQUE CHEQUE 599993 | | 1,311.00DB |
| CHEQUE CHEQUE 599930 | | 2,000.00DB |
| 10NOV CHEQUE CHEQUE 599966 | | 3,075.90DB |
| CHEQUE CHEQUE 599888 | | 3,500.00DB |
| CHEQUE CHEQUE 600001 | | 4,550.00DB |
| CHEQUE CHEQUE 599882 | | 4,630.00DB |
| CHEQUE CHEQUE 599795 | | 4,900.00DB |
| A/PAYT CLP POWER HK LTD 64225998090 | | 6,872.00DB |
| CHEQUE CHEQUE 599946 | | 16,800.00DB |
| CHEQUE CHEQUE 599999 | | 17,000.00DB |
| CHEQUE CHEQUE 599944 | | 19,193.00DB |
| CHEQUE CHEQUE 994545 | | 130,000.00DB |
| CHEQUE CHEQUE 994546 | | 130,000.00DB |
| CHEQUE CHEQUE 994554 | | 130,000.00DB |
| CHEQUE CHEQUE 994547 | | 150,000.00DB |
| CHEQUE CHEQUE 994548 | | 170,000.00DB |
| CHEQUE CHEQUE 994550 | | 190,000.00DB |
| 10NOV A/PAYT A/PAYT INV PYT REA-10NOV06 | | 243,682.20DB |
| SWN DR TRANSFER TO 002-202802-292 | | 5,115,355.20DB |
| A/PAYT A/PAYT INV PYT REA-10NOV06B | | 5,330,000.00DB |
| DR ADV AI09L00E CHATS222094 H048710 | | 257,000,000.00DB |
| DR ADV AI09L00E CHATS222094 H048710 | | 900,000,000.00DB |
| DR ADV AI09L00E CHATS222094 H048710 | | 900,000,000.00DB |
| DR ADV AI09L00E CHATS222094 H048710 | | 900,000,000.00DB |
| DR ADV AI09L00E CHATS222094 H048710 | | 900,000,000.00DB |
| DR ADV AI09L00E CHATS222094 H048710 | | 900,000,000.00DB |
| DR ADV AI09L00E CHATS222094 H048710 | | 900,000,000.00DB |
| DR ADV AI09L00E CHATS222094 H048710 | | 900,000,000.00DB |
| 10NOV06 Closing Balance | | 0.00 |
| Total 17 Credits | | 6,568,676,049.50 |
| 35 Debits | | 6,568,676,049.50DB |

HLP RECEIVED:

HK$ 6,541,988,700 ✓

恒隆地產
HANG LUNG PROPERTIES

8 November 2006

Purotat Limited
26/F Standard Chartered Bank Building
4 Des Vouex Road Central
Hong Kong

Dear Sirs,

Re: Subscription of 300,000,000 new shares of Hang Lung Properties Limited

In respect of the subscription of 300,000,000 new shares of Hang Lung Properties Limited, please arrange to remit the net settlement amount of **HK$4,786,821,000**, being the subscription amount of HK$4,890,000,000 less the expenses of the transaction, to the following bank account.

| | | |
|---|---|---|
| **Bank** | : | **The Hongkong & Shanghai Banking Corporation Limited** |
| **Account no.** | : | **511-505224-001** |
| **Account** | : | **Hang Lung Real Estate Agency Limited** |

Yours faithfully,
For and on behalf of
Hang Lung Properties Limited

Senior Manager – Corporate Finance

Q:\CF C&T\Corporate Finance\Placement 2006\Purotat.doc

**HANG LUNG PROPERTIES LIMITED** 28/F Standard Chartered Bank Bldg. 4 Des Voeux Road Central, Hong Kong Tel:28790111 Fax:28686031
恒隆地產有限公司 香港中環德輔道中四號渣打銀行大廈二十八樓 電話 28790111 傳真 28686031

恒隆地產
HANG LUNG PROPERTIES

8 November 2006

Hang Lung Investments Limited
26/F Standard Chartered Bank Building
4 Des Vouex Road Central
Hong Kong

Dear Sirs,

Re: Subscription of 110,000,000 new shares of Hang Lung Properties Limited

In respect of the subscription of 110,000,000 new shares of Hang Lung Properties Limited, please arrange to remit the net settlement amount of **HK$1,755,167,700,** being the subscription amount of HK$1,793,000,000 less the expenses of the transaction, to the following bank account.

| | | |
|---|---|---|
| **Bank** | : | **The Hongkong & Shanghai Banking Corporation Limited** |
| **Account no.** | : | **511-505224-001** |
| **Account** | : | **Hang Lung Real Estate Agency Limited** |

Yours faithfully,
For and on behalf of
Hang Lung Properties Limited

Senior Manager – Corporate Finance

Q:\CF C&T\Corporate Finance\Placement 2006\Hang Lung Investments.doc

**FORM 3 A**

# DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

**Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)**

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.***

| | | |
|---|---|---|
| **1. Name of listed corporation** HANG LUNG PROPERTIES LIMITED | | |
| **2. Stock code** | 101 | **4. Number of issued shares in class** 4,142,311,670 |
| **3. Class of shares** | Ordinary | |

| | | |
|---|---|---|
| **5. Name of Director (English) as printed on HKID/Passport** CHAN (Surname) | Ronnie (Other names) | **8. Name of Director (Chinese)** 陳啓宗 |
| **6. HKID/Passport No.** E290283(8) | **Country of issue of Passport** | **9. Chinese Character Code** 711507961350 |
| **7. Address of Director** 5A No. 14 Mt. Kellett, Hong Kong | | **10. Daytime tel. No.** 28790111 |
| | | **11. e-mail address** |

**12. Date of relevant event**

| | | |
|---|---|---|
| 20 | 11 | 2006 |
| (day) | (month) | (year) |

**13. Date when director became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| | | |
| (day) | (month) | (year) |

**14. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 121 | 201 | 201 | 2,000,000 | HKD | | | | - Select - |
| Short position | - Select - | - Select - | - Select - | | | | | | |

**15. Total shares in listed corporation immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 0 | 0.00 |
| Short position | | |

**16. Total shares in listed corporation immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 0 | 0.00 |
| Short position | | |

**17. Capacity in which interests disclosed in Box 16 are held**
(required for Initial Notification only)

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**18. Further information in respect of derivative interests in listed corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by listed corporation | | | Number of shares |
|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Exercise price | Price on assignment | |
| Long position(s) | 406 | 20/05/2005 | 19/05/2014 | 1.000 | 9.200 | | 5,090,000 |
| | 406 | 20/11/2007 | 19/11/2016 | 1.000 | 17.140 | | 2,000,000 |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| Short position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |

**19. Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | N/A | | |
| | | | |

**20. Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| | | | | | | |
| | N/A | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**21. Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | N/A | | |
| | | | |

**22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | N/A | - Select - | | |
| | | - Select - | | |

**23. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | N/A | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**24. Date of filing this Form 3A**

| 21 | 11 | 2006 |
|---|---|---|
| (day) | (month) | (year) |

**25. Number of continuation sheets** 0

**26. Number of attachments** 0

Form 3A.

FORM 3 A

# DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

## Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.***

| | | |
|---|---|---|
| **1. Name of listed corporation**<br>HANG LUNG PROPERTIES LIMITED | | |
| **2. Stock code** | 101 | **4. Number of issued shares in class**<br>4,142,311,670 |
| **3. Class of shares** | Ordinary | |

| | | |
|---|---|---|
| **5. Name of Director (English) as printed on HKID/Passport**<br>YUEN<br>(Surname) | Wai Leung, Nelson<br>(Other names) | **8. Name of Director (Chinese)**<br>袁偉良 |
| **6. HKID/Passport No.**<br>E376028(A) | **Country of Issue of Passport** | **9. Chinese Character Code**<br>591302515328 |
| **7. Address of Director**<br>House G, Jade Crest, 35G Shouson Hill Road, Hong Kong | | **10. Daytime tel. No.**<br>28790111 |
| | | **11. e-mail address** |

**12. Date of relevant event**

| 20 | 11 | 2006 |
|---|---|---|
| (day) | (month) | (year) |

**13. Date when director became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| (day) | (month) | (year) |

**14. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 121 | 201 | 201 | 5,800,000 | HKD | | | | - Select - |
| Short position | - Select - | - Select - | - Select - | | | | | | |

**15. Total shares in listed corporation immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 0 | 0.00 |
| Short position | | |

**16. Total shares in listed corporation immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 0 | 0.00 |
| Short position | | |

**17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**18. Further information in respect of derivative interests in listed corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by listed corporation | | | Number of shares |
|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Exercise price | Price on assignment | |
| Long position(s) | 406 | 20/05/2005 | 19/05/2014 | 1.000 | 9.200 | | 7,126,000 |
| | 406 | 20/11/2007 | 19/11/2016 | 1.000 | 17.140 | | 5,800,000 |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| Short position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |

**19. Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | N/A | | |
| | | | |

**20. Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| | | | | | | |
| | N/A | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**21. Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | N/A | | |
| | | | |

**22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | N/A | - Select - | | |
| | | - Select - | | |

**23. Further information from a party to an agreement under Section 317** **( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | N/A | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**24. Date of filing this Form 3A**

| 21 | 11 | 2006 |
|---|---|---|
| (day) | (month) | (year) |

**25. Number of continuation sheets** 0

**26. Number of attachments** 0

Form 3A.

FORM 3 A

# DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

## Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.***

| | | |
|---|---|---|
| **1. Name of listed corporation**<br>HANG LUNG PROPERTIES LIMITED | | |
| **2. Stock code** | 101 | **4. Number of issued shares in class**<br>4,142,311,670 |
| **3. Class of shares** | Ordinary | |

| | | |
|---|---|---|
| **5. Name of Director (English) as printed on HKID/Passport**<br>NG<br>(Surname) | Szeyuen, Terry<br>(Other names) | **8. Name of Director (Chinese)**<br>吳士元 |
| **6. HKID/Passport No.**<br>D635218(A) | **Country of issue of Passport** | **9. Chinese Character Code**<br>070211020337 |
| **7. Address of Director**<br>House B-17, Burnside Estate, 9 South Bay Road, Hong Kong | | **10. Daytime tel. No.**<br>28790111 |
| | | **11. e-mail address** |

**12. Date of relevant event**

| | | |
|---|---|---|
| 20 | 11 | 2006 |
| (day) | (month) | (year) |

**13. Date when director became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| | | |
| (day) | (month) | (year) |

**14. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 121 | 201 | 201 | 3,300,000 | HKD | | | | - Select - |
| Short position | - Select - | - Select - | - Select - | | | | | | |

**15. Total shares in listed corporation immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 0 | 0.00 |
| Short position | | |

**16. Total shares in listed corporation immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 0 | 0.00 |
| Short position | | |

**17. Capacity in which interests disclosed in Box 16 are held (required for initial Notification only)**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**18. Further information in respect of derivative interests in listed corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by listed corporation | | | Number of shares |
|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Exercise price | Price on assignment | |
| Long position(s) | 406 | 20/05/2005 | 19/05/2014 | 1.000 | 9.200 | | 3,239,000 |
| | 406 | 20/11/2007 | 19/11/2016 | 1.000 | 17.140 | | 3,300,000 |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| Short position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |

**19. Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | N/A | | |
| | | | |

**20. Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| | | | | | | |
| | N/A | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

21. Further information in relation to interests held by Director jointly with another person

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | N/A | | |
| | | | |

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | N/A | - Select - | | |
| | | - Select - | | |

23. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | N/A | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

24. Date of filing this Form 3A

| 21 | 11 | 2006 |
|---|---|---|
| (day) | (month) | (year) |

25. Number of continuation sheets: 0

26. Number of attachments: 0

Form 3A.

FORM 3 A

# DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

## Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.***

| | | |
|---|---|---|
| **1. Name of listed corporation**<br>HANG LUNG PROPERTIES LIMITED | | |
| **2. Stock code** | 101 | **4. Number of issued shares in class**<br>4,142,311,670 |
| **3. Class of shares** | Ordinary | |

| | | |
|---|---|---|
| **5. Name of Director (English) as printed on HKID/Passport**<br>KO<br>(Surname) | Pak Yau, William<br>(Other names) | **8. Name of Director (Chinese)**<br>高伯遒 |
| **6. HKID/Passport No.**<br>G157172(8) | **Country of Issue of Passport** | **9. Chinese Character Code**<br>755901306669 |
| **7. Address of Director**<br>House 8, Eden Place, 39 Kwu Tung Road, Sheung Shui, New Territories | | **10. Daytime tel. No.**<br>28790111 |
| | | **11. e-mail address** |

**12. Date of relevant event**

| | | |
|---|---|---|
| 20 | 11 | 2006 |
| (day) | (month) | (year) |

**13. Date when director became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| | | |
| (day) | (month) | (year) |

**14. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2): Before relevant event | Code describing capacity in which shares were/are held (see Table 2): After relevant event | Number of shares bought/sold or involved | Currency of transaction | On Exchange: Highest price per share | On Exchange: Average price per share | Off Exchange: Average consideration per share | Off Exchange: Consideration Code (see Table 3) |
|---|---|---|---|---|---|---|---|---|---|
| Long position | 121 | 201 | 201 | 3,700,000 | HKD | | | | - Select - |
| Short position | - Select - | - Select - | - Select - | | | | | | |

**15. Total shares in listed corporation immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 0 | 0.00 |
| Short position | | |

**16. Total shares in listed corporation immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 0 | 0.00 |
| Short position | | |

**17. Capacity in which interests disclosed in Box 16 are held**
**(required for Initial Notification only)**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**18. Further information in respect of derivative interests in listed corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by listed corporation | | | Number of shares |
|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Exercise price | Price on assignment | |
| Long position(s) | 406 | 20/05/2005 | 19/05/2014 | 1.000 | 9.200 | | 1,330,000 |
| | 406 | 01/09/2006 | 31/08/2015 | 1.000 | 12.350 | | 500,000 |
| | 406 | 20/11/2007 | 19/11/2016 | 1.000 | 17.140 | | 3,700,000 |
| | - Select - | | | | | | |
| Short position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |

**19. Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | N/A | | |
| | | | |

**20. Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| | | | | | | |
| | N/A | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**21. Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | N/A | | |
| | | | |

**22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | N/A | - Select - | | |
| | | - Select - | | |

**23. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | N/A | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**24. Date of filing this Form 3A**

| 21 | 11 | 2006 |
|---|---|---|
| (day) | (month) | (year) |

**25. Number of continuation sheets** 0

**26. Number of attachments** 0

Form 3A.

**FORM 3 A**

## DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

### Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.***

| | | |
|---|---|---|
| **1. Name of listed corporation** | | |
| HANG LUNG PROPERTIES LIMITED | | **4. Number of issued shares in class** |
| **2. Stock code** | 101 | 4,142,311,670 |
| **3. Class of shares** | Ordinary | |

| | | |
|---|---|---|
| **5. Name of Director (English) as printed on HKID/Passport** | | **8. Name of Director (Chinese)** |
| NG (Surname) | Yi Kum, Estella (Other names) | 伍綺琴 |
| **6. HKID/Passport No.** | **Country of Issue of Passport** | **9. Chinese Character Code** |
| E977330(8) | | 012448603830 |
| **7. Address of Director** | | **10. Daytime tel. No.** |
| Flat C, 44/F., Tower 3, Tregunter Towers, 14 Tregunter Path, Mid Level, Hong Kong | | 28790111 |
| | | **11. e-mail address** |

**12. Date of relevant event**

| 20 | 11 | 2006 |
|---|---|---|
| (day) | (month) | (year) |

**13. Date when director became aware of the relevant event/ Interest in the shares (if later)**

| | | |
|---|---|---|
| (day) | (month) | (year) |

**14. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2): Before relevant event | Code describing capacity in which shares were/are held (see Table 2): After relevant event | Number of shares bought/sold or involved | Currency of transaction | On Exchange: Highest price per share | On Exchange: Average price per share | Off Exchange: Average consideration per share | Off Exchange: Consideration Code (see Table 3) |
|---|---|---|---|---|---|---|---|---|---|
| Long position | 121 | 201 | 201 | 1,700,000 | HKD | | | | - Select - |
| Short position | - Select - | - Select - | - Select - | | | | | | |

**15. Total shares in listed corporation immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 0 | 0.00 |
| Short position | | |

**16. Total shares in listed corporation immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 0 | 0.00 |
| Short position | | |

**17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**18. Further information in respect of derivative interests in listed corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by listed corporation | | | Number of shares |
|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Exercise price | Price on assignment | |
| Long position(s) | 406 | 20/05/2005 | 19/05/2014 | 1.000 | 9.200 | | 1,092,000 |
| | 406 | 01/09/2006 | 31/08/2015 | 1.000 | 12.350 | | 500,000 |
| | 406 | 20/11/2007 | 19/11/2016 | 1.000 | 17.140 | | 1,700,000 |
| | - Select - | | | | | | |
| Short position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |

**19. Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | N/A | | |
| | | | |

**20. Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| | | | | | | |
| | N/A | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**21. Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | N/A | | |
| | | | |

**22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | N/A | - Select - | | |
| | | - Select - | | |

**23. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)**

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | N/A | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

**24. Date of filing this Form 3A**

| 21 | 11 | 2006 |
|---|---|---|
| (day) | (month) | (year) |

**25. Number of continuation sheets** 0

**26. Number of attachments** 0

Form 3A.

FORM 3 B

# DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF ASSOCIATED CORPORATION

## Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of an associated corporation of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 22 and 29 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3B.***

| **1. Name of listed corporation** | **2. Stock code** |
|---|---|
| HANG LUNG PROPERTIES LIMITED | 101 |

| | |
|---|---|
| **3. Name of associated corporation of listed corporation**<br>HANG LUNG GROUP LIMITED | **7. Number of issued shares in class**<br>1,332,605,242 |
| **4. Registered office**<br>28/F., 4 Des Voeux Road Central, Hong Kong | **8. Business registration number**<br>01050802-000 |
| **5. Principal place of business**<br>N/A | **9. Place of incorporation**<br>Hong Kong<br>Certificate of Incorporation No.<br>6206 |
| **6. Class of shares in which interested**<br>Ordinary | **10. Exchange on which listed**<br>The Stock Exchange of Hong Kong Limited |

| | | |
|---|---|---|
| **11. Name of Director (English) as printed on HKID/Passport**<br>KO<br>(Surname) | Pak Yau, William<br>(Other names) | **14. Name of Director (Chinese)**<br>高伯遒 |
| **12. HKID/Passport No.**<br>G157172(8) | **Country of Issue of Passport** | **15. Chinese Character Code**<br>755901306669 |
| **13. Address of Director**<br>House 8, Eden Place, 39 Kwu Tung Road, Sheung Shui, New Territories | | **16. Daytime tel. No.**<br>28790111<br>**17. e-mail address** |

**18. Date of relevant event**

| 20 | 11 | 2006 |
|---|---|---|
| (day) | (month) | (year) |

**19. Date when director became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| (day) | (month) | (year) |

**20. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 141 | 201 | 201 | 500,000 | HKD | | | | - Select - |
| Short position | - Select - | - Select - | - Select - | | | | | | |

**21. Total shares in associated corporation immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 0 | 0.00 |
| Short position | | |

**22. Total shares in associated corporation immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 0 | 0.00 |
| Short position | | |

**23. Capacity in which interests disclosed in Box 22 are held (required for Initial Notification only)**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**24. Further information in respect of derivative interests in associated corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by associated corporation | | | | | | Number of shares |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Currency | Price for grant | Currency | Exercise price | Currency | Price on assignment | |
| Long position(s) | 406 | 24/02/2001 | 23/02/2010 | HKD | 1.000 | HKD | 6.120 | HKD | | 400,000 |
| | 406 | 20/05/2005 | 19/05/2014 | HKD | 1.000 | HKD | 9.450 | HKD | | 494,000 |
| | 406 | 20/11/2007 | 19/11/2016 | HKD | 1.000 | HKD | 20.520 | HKD | | 500,000 |
| | - Select - | | | HKD | | HKD | | HKD | | |
| Short position(s) | - Select - | | | HKD | | HKD | | HKD | | |
| | - Select - | | | HKD | | HKD | | HKD | | |
| | - Select - | | | HKD | | HKD | | HKD | | |
| | - Select - | | | HKD | | HKD | | HKD | | |

**25. Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | N/A | | |
| | | | |

**26. Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| | | | | | | |
| | N/A | | | | | |
| | | | | | | |

| | | | | | | |
|---|---|---|---|---|---|---|
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**27. Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | N/A | | |
| | | | |

**28. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - | | |
| | N/A | - Select - | | |
| | | - Select - | | |

**29. Date of filing this Form 3B**

| 21 | 11 | 2006 |
|---|---|---|
| (day) | (month) | (year) |

**30. Number of continuation sheets** 0

**31. Number of attachments** 0

Form 3B.

FORM 3 B

# DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF ASSOCIATED CORPORATION

## Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of an associated corporation of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 22 and 29 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3B.***

| **1. Name of listed corporation** | **2. Stock code** |
|---|---|
| HANG LUNG PROPERTIES LIMITED | 101 |

| | |
|---|---|
| **3. Name of associated corporation of listed corporation**<br>HANG LUNG GROUP LIMITED | **7. Number of issued shares in class**<br>1,332,605,242 |
| **4. Registered office**<br>28/F., 4 Des Voeux Road Central, Hong Kong | **8. Business registration number**<br>01050802-000 |
| **5. Principal place of business**<br>N/A | **9. Place of incorporation**<br>Hong Kong<br>Certificate of Incorporation No.<br>6206 |
| **6. Class of shares in which interested**<br>Ordinary | **10. Exchange on which listed**<br>The Stock Exchange of Hong Kong Limited |

| | |
|---|---|
| **11. Name of Director (English) as printed on HKID/Passport**<br>NG (Surname)<br>Yi Kum, Estella (Other names) | **14. Name of Director (Chinese)**<br>伍綺琴 |
| **12. HKID/Passport No.**<br>E977330(8)<br>**Country of issue of Passport** | **15. Chinese Character Code**<br>012448603830 |
| **13. Address of Director**<br>Flat C, 44/F., Tower 3, Tregunter Towers, 14 Tregunter Path, Mid Level, Hong Kong | **16. Daytime tel. No.**<br>28790111 |
| | **17. e-mail address** |

18. Date of relevant event

| 20 | 11 | 2006 |
|---|---|---|
| (day) | (month) | (year) |

19. Date when director became aware of the relevant event/ interest in the shares (if later)

| | | |
|---|---|---|
| (day) | (month) | (year) |

20. Details of relevant event

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 141 | 201 | 201 | 1,000,000 | HKD | | | | - Select - |
| Short position | - Select - | - Select - | - Select - | | | | | | |

21. Total shares in associated corporation immediately before the relevant event

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 0 | 0.00 |
| Short position | | |

22. Total shares in associated corporation immediately after the relevant event

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 0 | 0.00 |
| Short position | | |

23. Capacity in which interests disclosed in Box 22 are held (required for Initial Notification only)

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**24. Further information in respect of derivative interests in associated corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by associated corporation | | | | | | Number of shares |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Currency | Price for grant | Currency | Exercise price | Currency | Price on assignment | |
| Long position(s) | 406 | 12/05/2005 | 11/05/2014 | HKD | 1.000 | HKD | 10.170 | HKD | | 500,000 |
| | 406 | 20/05/2005 | 19/05/2014 | HKD | 1.000 | HKD | 9.450 | HKD | | 324,000 |
| | 406 | 20/11/2007 | 19/11/2016 | HKD | 1.000 | HKD | 20.520 | HKD | | 1,000,000 |
| | - Select - | | | HKD | | HKD | | HKD | | |
| Short position(s) | - Select - | | | HKD | | HKD | | HKD | | |
| | - Select - | | | HKD | | HKD | | HKD | | |
| | - Select - | | | HKD | | HKD | | HKD | | |
| | - Select - | | | HKD | | HKD | | HKD | | |

**25. Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | N/A | | |
| | | | |

**26. Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| | | | | | | |
| | N/A | | | | | |
| | | | | | | |

| | | | | | | |
|---|---|---|---|---|---|---|
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**27. Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares Long position | Number of shares Short position |
|---|---|---|---|
| | | | |
| | N/A | | |
| | | | |

**28. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares Long position | Number of shares Short position |
|---|---|---|---|---|
| | | - Select - | | |
| | N/A | - Select - | | |
| | | - Select - | | |

**29. Date of filing this Form 3B**

| 21 | 11 | 2006 |
|---|---|---|
| (day) | (month) | (year) |

**30. Number of continuation sheets** 0

**31. Number of attachments** 0

Form 3B.

Our Ref: SO-321-2006/HLPL

20th November, 2006

Listing Division,
The Stock Exchange of Hong Kong Limited,
12/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Ms. Carrie Tse

Dear Sirs,

**Re: Company Name : Hang Lung Properties Limited**
**Annual General Meeting held on 9th November, 2006**

We would like to inform you that at the Annual General Meeting ("AGM") of the Company held on 9th November, 2006, all resolutions set out in the Notice of AGM dated 11th October, 2006 ("the Resolutions") have been duly passed. Accordingly, we enclose herewith the following documents for your record:-

1. a copy of the ordinary and special resolutions signed by the Chairman of the Meeting together with 8 certified copies in respect thereof; and

2. 8 certified copy of the Circular in printed version in respect of Notice of AGM, Repurchase Mandate, etc. of the Company.

Please note that the issued share capital as at the date of the resolutions, i.e. 9th November, 2006 was 4,142,211,670 shares.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

Encl.

RsC/el

COPY

**HANG LUNG PROPERTIES LIMITED**
恒隆地產有限公司

Certified True Copy

Director/Secretary

Resolution Passed on 9th November, 2006

At the Annual General Meeting of the Company duly convened and held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Thursday, 9th November, 2006 at 10:00 a.m., the following Resolutions were duly passed :-

## SPECIAL RESOLUTIONS

A. "THAT each of the existing ordinary shares of HK$1.00 in the capital of the Company (issued and unissued) be and are hereby redesignated as "shares of HK$1.00 each"."

B. "THAT the remaining 80,000 convertible cumulative preference shares of HK$7,500 each in the capital of the Company ("Convertible Preference Shares") be and are hereby redesignated as "shares of HK$1.00 each"; thus the authorised share capital of the Company of HK$6,000,000,000 (comprising 5,400,000,000 shares of HK$1.00 each and 80,000 Convertible Preference Shares of HK$7,500.00 each) be altered to 6,000,000,000 shares of HK$1.00 each."

C. "THAT Article 184 of the Articles of Association of the Company be and is hereby deleted in its entirety."

## ORDINARY RESOLUTIONS

A. "THAT:-

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased by the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and the Stock Exchange under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, 'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:-

(i) the conclusion of the next Meeting of the Company;

(ii) the expiration of the period within which the next Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

B. "THAT:-

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 6A(c) in the Notice of the Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus (bb) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 6C in the Notice of the



/.

Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:-

'Rights Issue' means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "THAT the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 6B in the Notice of the Meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such Resolution."

Ronnie C. Chan
Chairman

Dated the 9th day of November, 2006

**Form I**

**Monthly Return on Movement of Listed Equity Securities**
**For the month ended 30th November, 2006**

**To: The Research & Planning Department of The Stock Exchange of Hong Kong Limited**

**From : Hang Lung Properties Limited**
(Name of Company)

Esther S.M. L. Tel No : 2879 0365
(Name of Responsible Official)

Date : 1st December, 2006

**(A) Information on Types of Listed Equity Securities:**
(please tick wherever applicable)

| | | | |
|---|---|---|---|
| 1. Ordinary shares: | ✔ | 2. Preference shares: | ✔ (Convertible Cumulative Preference Shares) |
| 3. Other classes of shares: | N/A | please specify: | |
| 4. Warrants: | N/A | please specify: | |

**(B) Movement in Authorised Share Capital:**

| | No. of ordinary shares/ Preference shares/ ~~other classes of shares~~ | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month | 5,400,000,000<br>80,000 | 1.00<br>7500.00 | 5,400,000,000.00<br>600,000,000.00 |
| Increase/(Decrease) (EGM approval date): | 600,000,000<br>(80,000) | 1.00<br>7500.00 | 600,000,000.00<br>(600,000,000.00) |
| Balance at close of the month | 6,000,000,000<br>0 | 1.00<br>7500.00 | 6,000,000,000.00<br>0.00<br>6,000,000,000.00 |

**(C) Movement in Issued Share Capital:**

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 3,732,211,670 | 0 | N/A |
| Increase/~~(Decrease)~~ during the month | 410,223,000 | 0 | |
| Balance at close of the month: | 4,142,434,670 | 0 | |

(D) **Details of Movement:**

* please delete and insert 'N/A' wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS* Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. Share Option Scheme Exercise price: HK$ ____ | Per | attached | | | - | 223,000 |
| 2. Share Option Scheme Exercise price: HK$ ____ | | | | | - | |
| 3. Share Option Scheme Exercise price: HK$ ____ | | | | | - | |
| 4. Share Option Scheme HK$ ____ | | | | | - | |
| 5. Share Option Scheme Exercise price: HK$ ____ | | | | | | |
| WARRANTS* Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. ____ Subscription price: HK$ ____ | | | | | | |
| CONVERTIBLES* Class | Units | Converted (Units) | | | Units | |
| Preference Shares Convertible price: HK$ ____ | | | | | | |
| OTHER ISSUES OF SHARES* | | | | | | |
| Rights Issue | Price: | Issue and allotment Date: | | | | |
| Placing | Price: $16.30 | Issue and allotment Date: | 9/11/2006 | | | 410,000,000 |
| Bonus Issue | | Issue and allotment Date: | | | | |
| Scrip Dividend | | Issue and allotment Date: | | | | |
| Repurchase of share | | Cancellation Date: | | | | |
| Redemption of share | | Redemption Date: | | | | |
| Consideration issue | Price: | Issue and allotment Date: | | | | |
| Others (please specify) | Price: | Issue and allotment Date: | | | | |
| | Total No. of ordinary shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month: | | | | | 410,223,000 |

Remarks: ____________________

Authorised Signatory:

Name: Esther Li

Title: Assistant Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

| SHARE OPTIONS | SHARE OPTIONS IN ISSUE AT CLOSE OF PRE-CEDING MONTH | MOVEMENT DURING THE MONTH | | | SHARE OPTIONS IN ISSUE AT CLOSE OF THE MONTH | NO. OF NEW SHARES ARISING THERE-FROM |
|---|---|---|---|---|---|---|
| Type | No. of Options | Granted | Exercised | Cancelled/ Lapsed | No. of Options | |
| 1. Share Option Scheme expired on 21/11/2012 | | | | | | |
| - Exercise price: HK$9.20 | 23,918,000 | Nil | 223,000 | Nil | 23,695,000 | 223,000 |
| - Exercise price: HK$11.85 | 400,000 | Nil | Nil | Nil | 400,000 | Nil |
| - Exercise price: HK$12.35 | 1,400,000 | Nil | Nil | Nil | 1,400,000 | Nil |
| - Exercise price: HK$11.40 | 306,000 | Nil | Nil | Nil | 306,000 | Nil |
| - Exercise price: HK$16.75 | 8,900,000 | Nil | Nil | Nil | 8,900,000 | Nil |
| - Exercise price: HK$17.14 | 16,500,000 | Nil | Nil | Nil | 16,500,000 | Nil |

**Form I**

**Monthly Return on Movement of Listed Equity Securities**
**For the month ended 31st December, 2006**

**To: The Research & Planning Department of The Stock Exchange of Hong Kong Limited**

**From : Hang Lung Properties Limited**
(Name of Company)

Velencia Lee Tel No : 2879 0160
(Name of Responsible Official)

Date : 5th January, 2007

**(A) Information on Types of Listed Equity Securities:**
(please tick wherever applicable)

| | | | |
|---|---|---|---|
| 1. Ordinary shares: | ✔ | 2. Preference shares: | N/A |
| 3. Other classes of shares: | N/A | please specify: | |
| 4. Warrants: | N/A | please specify: | |

**(B) Movement in Authorised Share Capital:**

| | No. of ordinary shares/ ~~Preference shares/ other classes of shares~~ | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month | 6,000,000,000 | 1.00 | 6,000,000,000.00 |
| Increase/(Decrease) (EGM approval date): | N/A | N/A | N/A |
| Balance at close of the month | 6,000,000,000 | 1.00 | 6,000,000,000.00 |

**(C) Movement in Issued Share Capital:**

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 4,142,434,670 | N/A | N/A |
| Increase/~~(Decrease)~~ during the month | 0 | | |
| Balance at close of the month: | 4,142,434,670 | | |

(D) **Details of Movement:**

* please delete and insert 'N/A' wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS* Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. Share Option Scheme Exercise price: HK$ ____ 2. Share Option Scheme Exercise price: HK$ ____ 3. Share Option Scheme Exercise price: HK$ ____ 4. Share Option Scheme HK$ ____ 5. Share Option Scheme Exercise price: HK$ ____ | Per | attached | | | - - - - | Nil |
| WARRANTS* Date of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. ____ Subscription price: HK$ ____ | | | | | | |
| CONVERTIBLES* Class | Units | Converted (Units) | | | Units | |
| Preference Shares Convertible price: HK$ ____ | | | | | | |
| OTHER ISSUES OF SHARES* | | | | | | |
| Rights Issue | Price: | Issue and allotment Date: | | | | |
| Placing | Price: | Issue and allotment Date: | | | | |
| Bonus Issue | | Issue and allotment Date: | | | | |
| Scrip Dividend | | Issue and allotment Date: | | | | |
| Repurchase of share | | Cancellation Date: | | | | |
| Redemption of share | | Redemption Date: | | | | |
| Consideration issue | Price: | Issue and allotment Date: | | | | |
| Others (please specify) | Price: | Issue and allotment Date: | | | | |
| | Total No. of ordinary shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month: | | | | | Nil |

Remarks: ____________________

Authorised Signatory:

Name: Velencia Lee

Title: Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

| SHARE OPTIONS | SHARE OPTIONS IN ISSUE AT CLOSE OF PRE-CEDING MONTH | MOVEMENT DURING THE MONTH | | | SHARE OPTIONS IN ISSUE AT CLOSE OF THE MONTH | NO. OF NEW SHARES ARISING THERE-FROM |
|---|---|---|---|---|---|---|
| Type | No. of Options | Granted | Exercised | Cancelled/ Lapsed | No. of Options | |
| 1. Share Option Scheme expired on 21/11/2012 | | | | | | |
| - Exercise price: HK$9.20 | 23,695,000 | Nil | Nil | Nil | 23,695,000 | Nil |
| - Exercise price: HK$11.85 | 400,000 | Nil | Nil | Nil | 400,000 | Nil |
| - Exercise price: HK$12.35 | 1,400,000 | Nil | Nil | Nil | 1,400,000 | Nil |
| - Exercise price: HK$11.40 | 306,000 | Nil | Nil | Nil | 306,000 | Nil |
| - Exercise price: HK$16.75 | 8,900,000 | Nil | Nil | Nil | 8,900,000 | Nil |
| - Exercise price: HK$17.14 | 16,500,000 | Nil | Nil | Nil | 16,500,000 | Nil |

END